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As filed with the Securities and Exchange Commission on October 31, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NEWPAGE HOLDING CORPORATION
(Exact name of registrant as specified in Its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	3221 (Primary Standard Industrial Classification Bankruptcy Code Number)	05-0616158 (I.R.S. Employer Identification Number)

Courthouse Plaza, NE Dayton, Ohio 45463 (877) 855-7243 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)	Matthew Jesch Chief Financial Officer Courthouse Plaza, NE Dayton, Ohio 45463 (877) 855-7243 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Michael R. Littenberg, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
Ph: (212) 756-2000
Fax: (212) 593-5955

    Approximate Date of Commencement of Proposed Offer to the Public:
As soon as practicable after this registration statement becomes effective.

        If the securities being registered are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering:    ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Security(2)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Floating Rate Senior PIK Notes due 2013	$125,000,000	100%	$125,000,000	$14,712.50

(1)
Estimated solely for purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act.

(2)
Calculated pursuant to Rule 457(f) under the Securities Act.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED OCTOBER 31, 2005

PRELIMINARY PROSPECTUS

NEWPAGE HOLDING CORPORATION

$125,000,000

OFFER TO EXCHANGE

All Outstanding
Floating Rate Senior PIK Notes due 2013, Series B for
Floating Rate Senior PIK Notes due 2013, Series A

The exchange offer will expire at 12:00 midnight, New York City time,
on                        , 2005 which is 20 business days after the commencement of the exchange offer, unless extended.

  The Company:

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  NewPage Holding Corporation is a holding company and we conduct all of our operations through NewPage Corporation and its subsidiaries.

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  We are the largest paper manufacturer in North America based on production capacity. Our largest product category is coated freesheet paper, which is used primarily for higher-end applications such as annual reports, brochures, coated labels and magazine covers. The remainder of our coated paper is coated groundwood paper, which is used primarily for catalogs, magazines, and textbooks. We also produce carbonless copy paper for business forms, as well as uncoated paper, digital printing paper, and market pulp, a component used in the manufacturing of paper.

  The Offering:

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  Offered securities: the securities offered by this prospectus are floating rate senior PIK notes, which are being issued in exchange for floating rate senior PIK notes sold by us in our private placement that we consummated on May 2, 2005. The new notes are substantially identical to the original notes and are governed by the same indentures governing the original notes.

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  Expiration of offering: the exchange offer expires at 12:00 midnight, New York City time, on                        , 2005 which is 20 business days after the commencement of the exchange offer, unless extended.

  The New Notes:

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  Maturity: The floating rate senior PIK notes, which we refer to as the new notes, will mature on May 1, 2013.

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  Redemption: we can redeem the new notes on or after May 1, 2006, except we may redeem up to 35% of the new notes with the proceeds of one or more public equity offerings. We are required to redeem the new notes under some circumstances involving changes of control and asset sales.

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  Ranking and Subordination: The new notes will be our senior unsecured obligations, and rank equally with all of our existing and future unsecured senior debt and senior to our future unsecured subordinated debt, if any. The new notes will be effectively subordinated in right of payment to all indebtedness and other liabilities (including trade payables) of our subsidiaries (including NewPage Corporation), including borrowings under NewPage Corporation's senior secured term loan facility, revolving senior secured credit facility, senior secured notes due 2012 and senior subordinated notes due 2013, as well as all other existing and future liabilities of our subsidiaries (including NewPage Corporation).

        See "Risk Factors," beginning on page 16, for a discussion of some factors that should be considered by holders in connection with a decision to tender original notes in the exchange offer.

        These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                             , 2005.

i

INFORMATION ABOUT THE TRANSACTION

        This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. Such information is available without charge to the holders of our original notes by contacting us at our address, which is Courthouse Plaza, NE, Dayton, Ohio 45463, or by calling us at (877) 855-7243. To obtain timely delivery of this information, you must request this information no later than five business days before                        , 2005 which is 20 business days after the commencement of the exchange offer, unless extended. Also see "Available Information."

MARKET SHARE, RANKING AND OTHER DATA

        In this prospectus, we refer to information regarding market data obtained from internal sources and industry publications. Although we believe the third party market data is reliable, we cannot guarantee the accuracy or completeness of the information and have not independently verified it. Industry prices for coated paper provided in this prospectus are derived from Resource Information Systems, Inc. or RISI, data unless otherwise noted. North American data included in this prospectus that has been derived from RISI only includes data from the United States and Canada and U.S. industry pricing data included in this prospectus has been derived from RISI data; this data represents pricing from the eastern United States only (as defined by RISI). Also, any reference, in industry statistics to grade No. 3 and grade No. 4 coated paper relates to 60 lb. weight and 50 lb. weight, respectively.

FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements." All statements other than statements of historical fact are "forward-looking statements" for purposes of Federal and state securities laws. Forward-looking statements may include the words "may," "will," "plans," "estimates," "anticipates," "believes," "expects," "intends" and similar expressions. Although we believe that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected or assumed in our forward-looking statements. These factors, risks and uncertainties include, among others, the following:

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  our substantial level of indebtedness;

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  changes in the supply and/or demand and/or prices for our products;

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  the activities of competitors;

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  changes in significant operating expenses, including raw material and energy costs;

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  changes in currency exchange rates;

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  changes in the availability of capital;

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  general economic and business conditions in the United States and elsewhere in the world;

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  changes in the regulatory environment, including requirements for enhanced environmental compliance;

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  our ability to operate as a stand-alone business; and

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  the other factors described herein under "Risk Factors."

        Given these risks and uncertainties, we caution you not to place undue reliance on forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, either to reflect new developments, or for any other reason, except as required by law.

ii

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that is important to you. We urge you to read this entire prospectus, including the "Risk Factors" section and the combined financial statements and related notes.

        In this prospectus, unless otherwise noted or the context otherwise requires, the terms "we," "our," "ours," "us" and "Company" refer collectively to NewPage Holding Corporation and its consolidated subsidiaries (including NewPage Corporation) and the Coated and Carbonless Papers Group, which is sometimes referred to as the Printing and Writing Papers Business, of MeadWestvaco Corporation, or MeadWestvaco, which was acquired by NewPage Corporation and its subsidiaries in the Acquisition. All references to the "Acquisition" refer to the completion of the acquisition of the Coated and Carbonless Papers Group of MeadWestvaco by NewPage Corporation and its subsidiaries, which was completed on May 2, 2005, simultaneously with the completion of the offering of the original notes. All references to "our predecessor" refer to the Coated and Carbonless Papers Group of MeadWestvaco prior to the completion of the Acquisition. All references to the "Transactions" refer to (i) the Acquisition, (ii) the borrowings under NewPage Corporation's senior secured credit facilities entered into in connection with the Acquisition and the application of the proceeds therefrom, (iii) the issuance by NewPage Corporation of its floating rate senior secured notes due 2012, 10% senior secured notes due 2012 and 12% senior subordinated notes due 2013, which are collectively referred to as the "NewPage Notes," and the application of the proceeds therefrom and (iv) the consummation of the Hedging Program, as later defined and (v) the issuance of the original notes and the application of the proceeds therefrom. Unless otherwise indicated, all references to "NewPage Holding" refer specifically to NewPage Holding Corporation, the issuer of the original notes and the new notes, together, the "notes," excluding its subsidiaries. Unless otherwise indicated, all references to "NewPage Corporation" refer specifically to NewPage Corporation, a direct, wholly-owned subsidiary of NewPage Holding, excluding its subsidiaries. Unless otherwise indicated, references to fiscal years made in this prospectus refer to the fiscal year ended December 31st of the applicable year.

Our Company

        We are the largest coated paper manufacturer in North America, based on production capacity. Coated paper is used primarily in media and marketing applications, including corporate annual reports, high-end advertising brochures, magazines, catalogs and direct mail advertising. Our largest product category is coated freesheet paper, which is used primarily for higher-end applications such as annual reports, brochures, coated labels and magazine covers. The remainder of our coated paper is coated groundwood paper, which is used primarily for catalogs, magazines and textbooks. We also produce carbonless copy paper for business forms, as well as uncoated paper, digital printing paper and market pulp, a component used in the manufacturing of paper. Of our 2004 net sales, approximately 77% were attributable to coated paper and approximately 15% were attributable to carbonless paper.

        We operate five integrated pulp and paper mills in Kentucky, Maine, Maryland, Michigan and Ohio, which, together with our distribution centers, are strategically located near major end-use markets, such as New York, Chicago and Atlanta. Our mills have a total annual production capacity of approximately 2.6 million short tons of paper and approximately 200,000 short tons of market pulp. Over the last ten years, we have made capital expenditures of approximately $1.5 billion, including maintenance capital expenditures. These capital expenditures included rebuilding the paper machines at our Luke, Maryland mill in 1997 and 1998, the installation of a new paper coater at our Chillicothe, Ohio mill in 2004 and a paper machine upgrade at our Wickliffe, Kentucky mill in 2004. According to Paperloop, and based on certain assumptions set forth in "Business—Manufacturing," during the fourth quarter of 2004, the mills at which we produce our coated paper were in the top 20% of efficiency of all coated paper mills in North America, Europe and Asia based on the cash cost of delivery to Chicago.

        We have long-standing relationships with many leading publishers, commercial printers, specialty retail merchandisers and paper merchants. Our key customers include: Hearst Publications, McGraw-Hill Companies, Pearson Education and Time, in publishing; Banta Corporation, QuadGraphics, QuebecorWorld and RR Donnelley, in commercial printing; Williams-Sonoma, in specialty retailing; and Unisource Worldwide and xpedx, which are paper merchants. During 2004, we had net sales of $2.2 billion and Pro Forma EBITDA of $(67.2 million). For a discussion of how we calculate Pro Forma EBITDA, see "Summary Historical and Pro Forma Combined Financial Data."

        Since June 2004, North American coated paper prices have been increasing, in large part due to increased demand. As a result of price increases that we announced starting in June 2004, our weighted average coated paper prices rose from $773 per ton during May 2004 to $840 per ton during December 2004, $859 per ton during the first quarter of 2005 and $877 for the second quarter of 2005. According to RISI data, other North American coated paper producers also have similarly increased prices.

Our Industry

        Coated paper demand is driven by advertising and print media usage. Advertising spending and magazine and catalog circulation tend to rise when gross domestic product, or GDP, in the United States is robust and fall in a sluggish economy. According to RISI, U.S. coated paper demand accounted for approximately 92% of North American demand in 2004. North American demand for coated paper is therefore highly correlated to changes in U.S. GDP.

        According to RISI, from 2000 to 2003, North American coated paper demand declined from 12.2 million to 11.7 million tons due to a decline in advertising expenditures resulting from the attacks on the United States on September 11, 2001 and the stock market decline, in particular of Internet companies. Beginning in the second quarter of 2004, North American coated paper demand began to increase. GDP growth in the United States resulted in an increase in the number of pages in advertising material and an increase in catalog circulation. According to RISI, North American coated paper demand is expected to fall by 1.0% in 2005, then rise by 0.9% in 2006, 2.3% in 2007 and 3.0% in 2008. RISI attributes its projected increase in North American demand between 2006 and 2008 to U.S. economic growth, partially offset by an anticipated 5% to 6% U.S. postal rate increase in 2006.

        In North America and the United States, supply is determined by both local coated paper production and imports from sources outside North America or the United States, principally Europe and Asia. The volume of coated paper imports from Europe and Asia is a function of (1) worldwide supply and demand for coated paper, (2) the exchange rate of the U.S. dollar relative to other currencies, especially the Euro, (3) market prices in North America and other markets and (4) the cost of ocean-going freight. According to RISI, North American and U.S. demand exceeded supply in 2004 by 9% and 18%, respectively. Imports have become a structural part of both the North American and U.S. coated paper marketplaces. From 2000 to 2004, according to RISI, offshore coated paper imports into North America increased from 13% to 18% of total coated paper purchases and coated paper imports into the United States increased from 22% to 28% of total coated paper purchases.

        Since 2000, the North American coated paper industry has experienced consolidation. According to Paperloop, the top ten North American coated paper producers represented approximately 90% of total 2004 North American coated paper capacity, up from approximately 81% in 2000. Since 2000, foreign paper manufacturers also have entered the North American coated paper market through acquisitions. As a result of industry consolidation, coated paper manufacturers have rationalized capacity, which has resulted in higher operating rates, which measure actual paper production as a percentage of production capacity. From 2000 to 2004, according to RISI, North American production capacity for coated paper fell from approximately 11.9 million tons in 2000 to approximately

11.6 million tons in 2004. According to RISI, the average operating rate for North American coated paper manufacturers rose from 86% in 2001 to 94% in 2004.

        U.S. pricing for grade No. 3 coated paper, 60 lb. weight, which is an industry benchmark for coated paper pricing, reached a peak in 1995, with a price of approximately $1,240 per ton. Between 1990 and 1999, U.S. prices for grade No. 3 coated paper, 60 lb. weight, fluctuated between $840 and $1,240 per ton. From 2000 to 2003, prices fell to a 20-year low of $705 per ton, due to the decrease in North American coated paper demand, overcapacity in North America and an increase in coated paper imports. North American prices for grade No. 3 coated paper, 60 lb. weight, have increased from $740 per ton in June 2004 to $877 per ton during the second quarter of 2005. RISI projects that coated paper prices will generally rise between 2005 and 2010, rising to $979 per ton by 2010.

        For a more detailed discussion of our industry, see "Industry Overview."

Business Strategy

        The key elements of our strategy include the following:

        Focus on coated paper business.    Based on RISI data, we are the largest coated paper manufacturer in North America, based on production capacity, with approximately 18% of the coated paper manufacturing capacity in North America during 2004. We believe that our focus on coated paper provides us with a significant competitive advantage. We believe that we are able to lower production costs per ton due to greater economies of scale, reduce delivery costs as a result of larger shipment sizes and provide a higher level of customer service. Our business previously had been managed and operated as part of a larger entity, whose primary focus was not coated paper. As a stand-alone business, we will focus our resources primarily on increasing revenues and reducing costs in the coated paper business.

        Improve margins by enhancing product mix.    We will continue to seek opportunities to increase sales of higher grade coated papers, which tend to have higher prices and gross margins than other coated paper products. We also will seek to enhance our product mix through both sales of higher grades of paper to our existing customers and sales to new customers, in particular printers, publishers and paper merchants. From 2003 to 2004, as part of our initiative to enhance product mix, we increased the net sales of our Signature True® and Sterling® Ultra brands of paper, which are higher-end grades of coated paper, by approximately 18%.

        Further increase margins by enhancing customer focus and relationships.    We also seek to increase our margins by focusing on key customer categories and expanding our relationships with these customers. Incremental order fulfillment and servicing costs for our larger customers typically are less than those costs for other customers as a result of collaborative efforts to further reduce supply chain costs. We also maintain some production capacity for specialty customers with higher-margin paper needs, such as those that require custom orders or rush delivery. We believe that our focus on these customer categories enables us to leverage the capacity of our mills to achieve higher margins overall while maintaining a strong customer base and a high level of customer service.

        Continue to reduce costs by improving productivity.    Since the merger of Mead and Westvaco in January 2002, we have significantly reduced our costs through rationalization of facilities and purchasing, development of integrated marketing strategies, coordination of information and manufacturing systems and consolidation of grade lines. In addition, since 2000, we have implemented best practices across our mill system and have focused on maximizing profitability overall, rather than independently at each individual mill. We continue to implement additional measures to enhance our operating efficiency. In 2004, we introduced a cost reduction program using activity-based costing tools for our manufacturing process. We also have invested a significant amount of capital in our information technology systems, including enterprise resource planning, or ERP, software that better enables us to integrate our supply chain, track our costs and enhance our inventory management. These initiatives have enhanced our manufacturing efficiency and reduced our production costs per ton. As a stand- alone business, we expect to further reduce corporate overhead, as a result of the elimination of certain items previously allocated to us by MeadWestvaco.

        Reduce volatility in our business.    We continue to focus on our larger customers that have historically had stable, recurring paper needs. We expect that this will help us maintain a strong sales base during market downturns. We also intend to seek to reduce volatility by more closely aligning management compensation with the attainment of financial performance targets. In addition, we entered into a three-year commodity hedging program, which is referred to herein as the "Hedging Program," that is intended to help mitigate the adverse effect of a decline in North American coated paper prices. The Hedging Program is a purchased basket of put options on a mix of natural gas, market pulp and the Euro. The Hedging Program is designed to help protect against decreases in the prices of coated paper by reference to the prices of natural gas and market pulp, and material decreases in the value of the Euro relative to the U.S. dollar, which together exhibited a correlation with the monthly average U.S. industry prices of coated paper grades No. 3 and No. 4 of 83% from December 1998 through January 2005, and 84% from January 2003 through January 2005. As we have done from time to time in the past, we may enter into other forward or long-term contracts for some of our chemicals, timber and energy in order to reduce our exposure to short-term fluctuations in the prices of these commodities.

Business Strengths

        We believe that our core strengths include the following:

        Largest North American manufacturer of coated paper products.    Based on RISI data, we are the largest coated paper manufacturer in North America based on production capacity. During 2004, based on RISI data, we accounted for approximately 18% of the coated paper production capacity in North America. Within the overall coated paper market, according to RISI, we represented approximately 23% of 2004 U.S. coated freesheet production capacity and approximately 13% of U.S. coated groundwood production capacity. We attribute our market positions to our long-standing relationships with key customers and merchants and our reputation for quality products and customer service. We believe that our industry reputation is a competitive advantage in our efforts to enhance product mix and grow sales volume.

        Strong relationships with key customers.    We have long-standing relationships with leading publishers, paper merchants, commercial printers and specialty retail merchandisers. We believe that our sales strategy, which includes both direct sales to our larger customers and sales to merchants, who then resell our products, reduces sales costs and enhances customer service. Our relationships with our ten largest customers, which accounted for approximately 51% of our 2004 net sales, average more than 20 years. From 2002 to 2004, the percentage of our revenue contributed by these customers increased by approximately 19%, from approximately $928 million to approximately $1.1 billion. We will seek to maintain and enhance our relationships with our key customers by providing them with a high level of value-added customer service. For example, we assisted Williams-Sonoma in changing the dimensions of its catalogs to reduce waste, thereby reducing costs, and also to use more recycled materials in its paper while maintaining the quality, look and feel of its catalogs. In addition, we custom designed the paper for Williams-Sonoma's catalogs to its specifications.

        Low cost manufacturing facilities.    According to Paperloop and based on certain assumptions set forth in "Business—Manufacturing," during the fourth quarter of 2004, the mills at which we produce our coated paper were in the top 20% of efficiency of all coated paper mills in North America, Europe and Asia based on the cash cost of delivery to Chicago. We attribute our manufacturing efficiency in part to the significant capital investments that have been made in our mills over the last ten years.

Since January 2002, we have reduced costs by consolidating operations and focusing on operational efficiency. For example, we reduced our headcount by approximately 1,300 employees, shut down five of our paper machines, closed one paper mill and reduced our maintenance costs by improving our annual shut-down maintenance procedures. We also enhance our manufacturing efficiency by producing a large portion of our energy requirements.

        Efficient and integrated supply chain.    We believe that our fully-implemented integrated ERP system enables us to run our operations more cost-effectively through better planning of manufacturing runs and tracking of costs and inventory. Our ERP system also enhances our customer service, because it gives many of our customers the ability to order products and to track the real-time progress of their orders online. We also believe that the strategic location of our mills and distribution centers near major end-use markets, such as New York, Chicago and Atlanta, affords us the ability to more quickly and cost-effectively deliver our products to those markets.

        Significant producer of carbonless paper.    We are a significant producer of carbonless paper. Although industry-wide demand for carbonless paper in North America has been shrinking due to competing products and technologies, our carbonless paper business continues to contribute positive cash flow. We have pursued, and intend to continue to pursue, additional sales opportunities for carbonless paper.

        Experienced management team with proven track record.    Our senior management team averages approximately 23 years experience in the paper and forest products industry. Our Chairman, Mark A. Suwyn, was most recently Chairman and CEO of Louisiana-Pacific Corporation, a building product materials manufacturing and distribution company. Mr. Suwyn headed Louisiana-Pacific from 1996 to 2004. Prior to Louisiana-Pacific, Mr. Suwyn served as an Executive Vice President at International Paper. Our Chief Executive Officer, Peter H. Vogel, was most recently President of the MeadWestvaco Papers Group, and has also served as interim Chief Financial Officer of MeadWestvaco. Mr. Vogel has 25 years of experience in paper manufacturing and distribution.

The Acquisition and Related Transactions

        On January 14, 2005, Escanaba Timber LLC, or Escanaba Timber, and MeadWestvaco entered into an equity and asset purchase agreement, referred to as the "purchase agreement," pursuant to which NewPage Corporation and its subsidiaries acquired the coated and carbonless papers group of MeadWestvaco. The purchase agreement (see "The Transactions—Purchase Agreement") and related documents contemplated the occurrence of the following events, which we collectively refer to as the "Transactions," which were completed on May 2, 2005:

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  NewPage Corporation and its subsidiaries paid approximately $2.08 billion for MeadWestvaco's Coated and Carbonless Papers Group, excluding fees and expenses and subject to the closing and post-closing purchase price adjustments specified in the purchase agreement, of which $1.98 billion was paid in cash and $100.0 million was paid in the form of the Original Notes.

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  Escanaba Timber contributed $415.0 million of cash equity, as an investment in common stock, to us.

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  NewPage Holding issued an additional $25.0 million of the Original Notes for cash. NewPage Holding contributed the net cash proceeds from the Original Notes, together with the $415.0 million of cash contributed by Escanaba Timber to NewPage Corporation, as an investment in the common stock of NewPage Corporation.

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  NewPage Corporation entered into two senior secured credit facilities, consisting of a $750.0 million senior secured term loan and a $350.0 million senior secured asset-based revolving credit facility.

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  NewPage Corporation issued $225.0 million of floating rate senior secured notes due 2012 and $350.0 million of 10% senior secured notes due 2012.

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  NewPage Corporation issued $200.0 million of 12% senior subordinated notes due 2013.

        On April 6, 2005, Cerberus entered into the Hedging Program with J. Aron & Company, an affiliate of Goldman, Sachs & Co. Concurrently with the completion of the Transactions, Cerberus assigned all of its rights under the hedging agreement, which governs the Hedging Program, to NewPage Corporation and NewPage Corporation assumed all of Cerberus' obligations thereunder. For a further description of the Hedging Program, see "The Transactions—Hedging Program."

Our Equity Sponsor

        Founded in 1992, Cerberus Capital Management, L.P. and its affiliates, or Cerberus, comprise one of the largest private investment firms in the world with in excess of $15 billion of capital under management. Cerberus invests in divestitures, turnarounds, recapitalizations, financial restructurings, public-to-privates and management buyouts in a variety of sectors. Some of Cerberus' past transactions in the wood products and manufacturing industries include: BlueLinx, formerly Georgia Pacific's building products distribution division; Formica Corporation, a producer of decorative surfacing; Anchor Glass, a glass container manufacturer; and Global Home Products (Anchor Hocking Glassware, Burnes Picture Frames and Mirro Cookware), which was acquired from Newell Rubbermaid.

Our Corporate Information

        Our principal executive offices are located at Courthouse Plaza, NE, Dayton, Ohio 45463, and our telephone number at those offices is (877) 855-7243.

THE EXCHANGE OFFER

Expiration Date	12:00 midnight, New York City time, on , 2005 which is 20 business days after the commencement of the exchange offer, unless we extend the exchange offer.
Exchange and Registration Rights
In an exchange and registration rights agreements dated May 2, 2005, the holders of our Floating Rate Senior PIK Notes due 2013 (the "Original Notes"), series A, were granted exchange and registration rights. This exchange offer is intended to satisfy these rights. You have the right to exchange the Original Notes that you hold for our Floating Rate Senior PIK Notes due 2013 (the "New Notes"), series B, with substantially identical terms. Once the exchange offer is complete, subject to limited exceptions, you will no longer be entitled to any exchange or registration rights with respect to your Original Notes.
Accrued Interest on the New Notes and Original Notes

The New Notes will bear interest from May 2, 2005. Holders of Original Notes which are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on those Original Notes accrued to the date of issuance of the New Notes.
Conditions to the Exchange Offer
The exchange offer is conditioned upon some customary conditions which we may waive. All conditions to which the exchange offer is subject must be satisfied or waived on or before the expiration of this offer.
Procedures for Tendering Original Notes	Each holder of Original Notes wishing to accept the exchange offer must:
• complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; or
• arrange for DTC to transmit required information in accordance with DTC's procedures for transfer to the exchange agent in connection with a book-entry transfer.

You must mail or otherwise deliver this documentation together with the Original Notes to the exchange agent. Original Notes tendered in the exchange offer must be in denominations of principal amount of $2,000 and integral multiples of $1,000 in excess of $2,000.

Special Procedures for Beneficial Holders

If you beneficially own Original Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Original Notes in the exchange offer, you should contact the registered holder promptly and instruct them to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal for the exchange offer and delivering your Original Notes, either arrange to have your Original Notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.
Guaranteed Delivery Procedures	You must comply with the applicable procedures for tendering if you wish to tender your Original Notes and:
• time will not permit your required documents to reach the exchange agent by the expiration date of the exchange offer; or
• you cannot complete the procedure for book-entry transfer on time; or
• your Original Notes are not immediately available.
Withdrawal Rights	You may withdraw your tender of Original Notes at any time on or prior to 12:00 midnight, New York City time, on the expiration date, unless previously accepted for exchange.
Failure to Exchange Will Affect You Adversely

If you are eligible to participate in the exchange offer and you do not tender your Original Notes, you will not have further exchange or registration rights and you will continue to be restricted from transferring your Original Notes. Accordingly, the liquidity of the Original Notes will be adversely affected.
Federal Tax Considerations
We believe that the exchange of the Original Notes for the New Notes pursuant to the exchange offer will not be a taxable event for United States Federal income tax purposes. A holder's holding period for New Notes will include the holding period for Original Notes, and the adjusted tax basis of the New Notes will be the same as the adjusted tax basis of the Original Notes exchanged. See "Material United States Federal Income Tax Consequences."
Exchange Agent	HSBC Bank USA, National Association, trustee under the indentures under which the New Notes will be issued, is serving as exchange agent.
Use of Proceeds	We will not receive any proceeds from the exchange offer.

SUMMARY TERMS OF NEW NOTES

        The summary below describes the principal terms of the New Notes. Some of the terms and conditions described below are subject to important limitations and exceptions. The "Description of New Notes" section of this prospectus contains a more detailed description of the terms and conditions of the New Notes.

Issuer	NewPage Holding Corporation, a Delaware corporation.
Securities	The form and terms of the New Notes will be the same as the form and terms of the Original Notes except that:
• the New Notes will bear a different CUSIP number from the Original Notes;
• the New Notes will have been registered under the Securities Act of 1933, or the Securities Act, and, therefore, will not bear legends restricting their transfer; and
• you will not be entitled to any exchange or registration rights with respect to the New Notes.
The New Notes will evidence the same debt as the Original Notes. They will be entitled to the benefits of the indentures governing the Original Notes and will be treated under the indentures as a single class with the Original Notes.
Maturity	The New Notes will mature on May 1, 2013.
Interest Payment Dates	We will pay interest on the New Notes, payable by the issuance of additional notes, on May 1 and November 1 of each year, commencing on November 1, 2005.
Guarantees	The New Notes are not guaranteed.
Ranking and Subordination	The New Notes are our senior unsecured obligations, and rank equally with all of our existing and future unsecured senior debt and senior to our future unsecured subordinated debt, if any.
The New Notes are effectively subordinated in right of payment to all indebtedness and other liabilities (including trade payables) of our subsidiaries (including NewPage Corporation), including borrowings under NewPage Corporation's senior secured term loan facility, revolving senior secured credit facility and the NewPage Notes, as well as all other existing and future liabilities of our subsidiaries (including NewPage Corporation).
On June 30, 2005:
• we had $125.0 million of indebtedness under the Original Notes;

	•	our subsidiaries had $920.4 million of senior secured indebtedness outstanding under our subsidiaries' senior secured credit facilities (excluding $9.8 million in outstanding letters of credit); this excludes up to a maximum of $169.8 million of additional borrowings that would be available under the revolving senior secured credit facility; the senior secured term loan facility is secured by a first lien on substantially all of NewPage Corporation and its domestic subsidiaries' present and future property and assets (other than cash, deposit accounts, intercompany debt, accounts receivables and inventory) and by a second lien on NewPage Corporation's and its domestic subsidiaries' cash, deposit accounts, intercompany debt, accounts receivable and inventory, and the revolving senior secured credit facility is secured by a first lien on NewPage Corporation's and its domestic subsidiaries' cash, deposit accounts, intercompany debt accounts receivables and inventory;
	•	our subsidiaries had $575.0 million of senior secured indebtedness outstanding under the floating rate senior secured notes due 2012 and the 10% senior secured notes due 2012; those notes are secured by a second lien on substantially all of NewPage Corporation's and its domestic subsidiaries' present and future property and assets (other than cash, deposit accounts, accounts receivables, inventory, the capital stock of our subsidiaries and intercompany debt);
	•	our subsidiaries had $200.0 million of senior subordinated indebtedness outstanding, consisting solely of the 12% senior subordinated notes due 2013; and
	•	our subsidiaries had trade payables aggregating $137.5 million.
Optional Redemption	At any time on or after May 1, 2006, we may redeem some or all of the New Notes at the applicable redemption prices described under "Description of New Notes—Optional Redemption," plus accrued and unpaid interest and special interest, if any, to the redemption date.
Mandatory Redemption	In addition, if, at any time on or before May 1, 2006, we receive certain cash equity proceeds or cash contributions to our equity capital, so long as there is no default or event of default under our credit facilities, we will be required to apply such proceeds to repay the New Notes.

Mandatory Offer to Repurchase	If we sell certain assets without applying the proceeds in a specified manner, or experience certain change of control events, each holder of New Notes may require us to repurchase all or a portion of its New Notes at the purchase prices set forth in this prospectus, plus accrued and unpaid interest and special interest, if any, to the repurchase date. See "Description of New Notes—Repurchase at the Option of Holders." Our subsidiaries' indebtedness, including pursuant to the senior secured credit facilities and the NewPage Notes, may restrict us from obtaining the requisite funds to purchase any of the New Notes, including any repurchase we may be required to make as a result of a change of control or certain asset sales. See "Risk Factors—We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the New Notes."
Certain Indenture Provisions	The indenture governing the New Notes contains covenants that impose significant restrictions on our business. The restrictions that these covenants place on us and our restricted subsidiaries include limitations on our ability and the ability of our restricted subsidiaries to, among other things:
	•	incur additional indebtedness or issue disqualified stock or preferred stock;
	•	create liens;
	•	pay dividends or make other sorts of restricted payments;
	•	make investments;
	•	sell assets;
	•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;
	•	enter into transactions with our affiliates; and
	•	designate our subsidiaries as unrestricted subsidiaries.
These covenants are subject to a number of important exceptions and qualifications, which are described under "Description of New Notes."
Federal Income Tax Considerations	At our option, interest on the New Notes will be payable in additional New Notes. Consequently, U.S. holders of New Notes generally will be required to include amounts in income annually as original issue discount for U.S. Federal income tax purposes, even though no cash may yet have been received. The New Notes will be considered "applicable high yield discount obligations" that are subject to special rules for Federal income tax purposes. The exchange of Original Notes for New Notes in the registration will not be a taxable event for U.S. Federal income tax purposes. See "Certain U.S. Federal Income and Estate Tax Considerations" for a more detailed discussion of these and other tax consequences that may arise from holding the New Notes.

Exchange Offer; Registration Rights
You have the right to exchange the Original Notes for New Notes with substantially identical terms. This exchange offer is intended to satisfy that right. The New Notes will not provide you with any further exchange or registration rights.
Resales Without Further Registration
We believe that the New Notes issued in the exchange offer in exchange for Original Notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, if:
	•	you are acquiring the New Notes issued in the exchange offer in the ordinary course of your business;
	•	you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in the distribution of the New Notes issued to you in the exchange offer; and
	•	you are not our "affiliate," as defined under Rule 405 of the Securities Act.
Each of the participating broker-dealers that receives New Notes for its own account in exchange for Original Notes that were acquired by it as a result of market-making or other activities must acknowledge that it will deliver a prospectus in connection with the resale of the New Notes. We do not intend to list the New Notes on any securities exchange.

Summary Historical and Pro Forma Combined Financial Data

        The following table sets forth historical combined financial data for our predecessor for the periods ended on and prior to April 30, 2005 and consolidated financial data for NewPage Holding and its subsidiaries for the two months ended June 30, 2005. We have derived the historical combined financial data for the years ended as of December 31, 2002, 2003 and 2004 from the audited combined financial statements (which were restated for 2004) included elsewhere in this prospectus. We have derived the historical combined financial data for the six months, four months and two months ended June 30, 2004, April 30, 2005 and June 30, 2005, respectively, from the unaudited financial statements (which were restated for the four months ended April 30, 2005) included elsewhere in this prospectus which reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of that information for the periods presented.

        The pro forma income statement data set forth below gives effect to the Transactions as if they had occurred on January 1, 2004. The pro forma data are unaudited, are for informational purposes only and are not necessarily indicative of what our financial position or results of operations would have been had the Transactions been completed as of such dates and do not purport to represent what our financial position, results of operations or cash flows might be for any future period.

        The Transactions are being accounted for using the purchase method of accounting. Under purchase accounting, the total Acquisition consideration for the coated and carbonless papers group is being allocated to our assets and liabilities based upon the fair value of assets acquired and liabilities being assumed. The final allocation of the Acquisition consideration will be based upon management's consideration of the final valuation analysis prepared by an independent valuation firm. Any adjustment based on that final valuation may change the allocations of the Acquisition consideration for the coated and carbonless papers group, which could affect the fair value assigned to the assets and liabilities and could result in a material change to the pro forma combined financial data.

        The following summary combined financial data should be read in conjunction with "Use of Proceeds," "Unaudited Pro Forma Combined Financial Data," "Selected Financial Information and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements and the accompanying notes thereto included elsewhere in this prospectus.

	Predecessor					Successor	Pro Forma
	Year ended December 31,			Six Months ended June 30,	Four Months ended April 30,	Two Months ended June 30,		For the six months ended June 30, 2005(2)
							For the year ended Dec. 31, 2004(2)
	2002(1)	2003	2004	2004	2005	2005
			(as restated)		(as restated)
	(dollars in thousands)
Statement of Operations Data:
Net sales	$1,960,662	$1,988,917	$2,175,935	$1,055,413	$716,226	$351,681	$2,175,935	$1,067,907
Cost of sales	1,992,412	1,994,509	2,145,433	1,085,794	673,286	333,998	2,108,306	995,436
Selling, general and administrative expenses	133,371	135,600	129,240	63,314	39,493	19,627	106,489	53,320
Goodwill and asset impairment	11,508	—	238,047	—	—	—	238,047	—
Interest expense	8,223	10,297	9,241	4,716	20,557	38,124	152,102	89,991
Other (income) expense, net	(3,062)	(4,079)	(3,559)	(1,797)	(1,253)	19,038	(3,559)	17,785

Income (loss) before income taxes, equity income from investee and cumulative effect of accounting change	(181,790)	(147,410)	(342,467)	(96,614)	(15,857)	(59,106)	(425,450)	(88,625)
Income tax (benefit)	(74,751)	(51,928)	(39,492)	(36,558)	(7,459)	—	(70,988)	(11,196)
Equity income from investee (net of income tax expense)	4,589	2,115	1,784	1,044	681	550	1,784	1,231

Income (loss) before cumulative effect of accounting change	(102,450)	(93,367)	(301,191)	(59,012)	(7,717)	(58,556)	(352,678)	(76,198)
Cumulative effect of accounting change (net of income tax benefit)	—	(408)	—	—	—	—	—	—

Net income (loss)	$(102,450)	$(93,775)	$(301,191)	$(59,012)	$(7,717)	$(58,556)	$(352,678)	$(76,198)

Other Financial Data:
EBITDA(4)	$49,562	$102,233	$(100,636)	$23,207	$81,670	$7,402	$(67,198)	$98,150
Capital expenditures	71,755	78,071	87,549	32,087	17,356	12,160	87,549	29,516
	Predecessor
					Successor
	Year ended December 31,
				Six Months ended June 30, 2004	Six Months ended June 30, 2005
	2002(1)	2003	2004
			(as restated)
Selected Operations Data:
Weighted average coated paper price per ton	$805	$789	$797	$769	$868
Coated paper volume sold (in tons)	1,833,535	1,918,620	2,111,843	1,052,000	945,000
As of June 30, 2005
Balance Sheet Data:
Cash and cash equivalents	$536
Working capital(3)	467,318
Total assets	2,355,528
Total debt	1,808,434

(1)
On January 29, 2002, Mead Corporation and Westvaco Corporation merged, forming MeadWestvaco Corporation. The income statement data for 2002 was derived from the historical combined financial data of our predecessor, which includes approximately eleven months of Mead's paper group's results and twelve months of Westvaco's paper group's results.

(2)
The pro forma income statement data gives effect to the Transactions as if they had occurred on January 1, 2004.

(3)
Working capital is defined as current assets net of current liabilities, excluding the current portion of long term debt.

(4)
EBITDA is defined as net loss before interest expense, income taxes, cumulative effect of accounting change and depreciation, amortization and depletion.

  EBITDA is not a measure of our liquidity under GAAP, is not intended to represent cash flow from operations, as defined under GAAP, and should not be used as an alternative to cash flow from operations as an indicator of liquidity. EBITDA is included in this prospectus because it is a primary component of certain covenants under our senior secured credit facility and is a basis upon which our management assesses liquidity. In addition, our management believes EBITDA is useful to investors because it and similar measures are frequently used by securities analysts, investors and other interested parties in the evaluation of companies with substantial financial leverage.

  The use of EBITDA instead of cash flow from operations has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

    •
    EBITDA does not reflect our current cash expenditure requirements, or future requirements, for capital expenditures or contractual commitments;

    •
    EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

    •
    EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

    •
    although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

    •
    our measures of EBITDA are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

  Because of these limitations, EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business.

  The following table presents a reconciliation of net cash provided by operating activities to EBITDA:

	Predecessor					Successor
							Pro Forma
	Year ended December 31,			Six Months ended June 30,	Four Months ended April 30,	Two Months ended June 30,
							For the year ended Dec. 31, 2004	For the six months ended June 30, 2005
	2002	2003	2004	2004	2005	2005
			(as restated)		(as restated)
	(dollars in thousands)
Net cash provided (used) by operating activities	$146,665	$49,692	$240,315	$90,463	$1,602	$11,245	$152,317	$(22,348)
Cash interest expense	8,223	10,297	9,241	4,716	2,781	23,381	138,572	71,715
Income tax benefit	(74,751)	(51,928)	(39,492)	(36,558)	(7,459)	—	(65,846)	(11,196)
Equity income from investee income tax expense	3,204	1,159	1,004	588	383	—	1,004	383
Deferred income taxes	73,080	50,393	37,581	25,908	7,076	—	37,581	7,076
Loss on sale of assets, net	(2,136)	(1,887)	(4,799)	(1,598)	(515)	—	(4,799)	(515)
Investee—earnings and distributions	168	(8,830)	(9,452)	(2,838)	(1,006)	550	(9,452)	(456)
Unrealized loss on option contract	—	—	—	—	—	(20,038)	—	(20,038)
Equity award expense	—	—	—	—	—	(165)	—	—
Impairment of goodwill and long-lived assets	(11,508)	—	(238,047)	—	—	—	(238,047)	—
Changes in operating assets and liabilities	(93,383)	53,337	(96,987)	(57,474)	78,808	(7,571)	(78,528)	73,529

EBITDA	$49,562	$102,233	$(100,636)	$23,207	$81,670	$7,402	$(67,198)	$98,150

RISK FACTORS

        You should carefully consider the risk factors discussed below as well as the other information contained in this prospectus before deciding whether to tender the Original Notes in exchange for New Notes. The risks discussed below, any of which could materially affect our business, financial condition or results of operations, are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations. If that occurs, the value of the New Notes could decline and you could lose all or part of your investment.

Risks Relating to the New Notes

  Servicing our indebtedness will require a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations.

        Our ability to make payments on and to refinance our indebtedness, including the New Notes, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, political, financial, competitive, legislative, regulatory and other factors that are beyond our control.

        We cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our senior secured credit facilities in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If our cash flows and capital resources are insufficient to allow us to make scheduled payments on our indebtedness, we may need to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance all or a portion of our indebtedness, including the New Notes and our senior secured credit facilities on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including the New Notes, the NewPage Notes or our subsidiaries' senior secured credit facilities, on commercially reasonable terms or at all, or that the terms of that indebtedness will allow any of the above alternative measures or that such measures would satisfy our scheduled debt service obligations. If we are unable to generate sufficient cash flow or refinance our debt on favorable terms it could significantly adversely affect our financial condition, the value of the New Notes and our ability to make any required cash payments under the New Notes.

  Our substantial level of indebtedness could adversely affect our business, financial condition or results of operations and prevent us from fulfilling our obligations under the New Notes.

        We currently have substantial indebtedness. As of June 30, 2005, we had $1,808.5 million of total indebtedness (excluding $9.8 million in outstanding letters of credit). Our revolving senior secured credit facility also permits additional borrowings of up to a maximum of $169.8 million and all of those borrowings and all other indebtedness of our subsidiaries would effectively rank senior to the New Notes. In addition, subject to restrictions in the indenture governing the New Notes and the NewPage Notes and our senior secured credit facilities, we may incur additional indebtedness. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify. On a pro forma basis after giving effect to the Transactions, for the year ended December 31, 2004 and for the six months ended June 30, 2005, our earnings would have been deficient to meet fixed charges by $413.2 million and $86.4 million, respectively.

        Our substantial indebtedness could have important consequences to you, including the following:

  •
  it may be more difficult for us to satisfy our obligations with respect to the New Notes;

  •
  our ability to obtain additional financing for working capital, debt service requirements, general corporate or other purposes may be impaired;

  •
  we must use a substantial portion of our cash flow to pay interest and principal on our indebtedness, including NewPage Corporation's senior secured credit facilities and the NewPage Notes, which will reduce the funds available to us for other purposes;

  •
  we are more vulnerable to economic downturns and adverse industry conditions;

  •
  our ability to capitalize on business opportunities and to react to competitive pressures and changes in our industry as compared to our competitors may be compromised due to our high level of indebtedness; and

  •
  our ability to refinance our indebtedness, including the New Notes, may be limited.

        In addition, a substantial portion of our debt, including borrowings under NewPage Corporation's senior secured credit facilities and its floating rate senior secured notes due 2012, bears interest at variable rates. If market interest rates increase, variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow. While we may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

        In addition, prior to the repayment of the New Notes, we will be required to refinance NewPage Corporation's senior secured credit facilities, its floating rate senior secured notes due 2012 and its 10% senior secured notes due 2012. We cannot assure you that we will be able to refinance any of our debt, including NewPage Corporation's senior secured credit facilities or the NewPage Notes, on commercially reasonable terms or at all. If we were unable to make payments or refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as:

  •
  sales of assets;

  •
  sales of equity; and/or

  •
  negotiations with our lenders to restructure the applicable debt.

        Our senior secured credit facilities and the indentures governing the New Notes and the NewPage Notes may restrict, or market or business conditions may limit, our ability to use some of our options.

  Our debt instruments, including the indentures governing the New Notes and the NewPage Notes and NewPage Corporation's senior secured credit facilities, impose significant operating and financial restrictions on us. If we default under any of these debt instruments, we may not be able to make payments on the New Notes.

        The indentures governing the New Notes and the NewPage Notes and NewPage Corporation's senior secured credit facilities impose significant operating and financial restrictions on us. These restrictions limit our ability to, among other things:

  •
  incur additional indebtedness or guarantee obligations;

  •
  repay indebtedness (including the New Notes) prior to stated maturities;

  •
  pay dividends or make certain other restricted payments;

  •
  make investments or acquisitions;

  •
  create liens or other encumbrances;

  •
  transfer or sell certain assets or merge or consolidate with another entity;

  •
  engage in transactions with affiliates; and

  •
  engage in certain business activities.

        In addition to the covenants listed above, our senior secured credit facilities require us to meet specified financial ratios and tests and restrict our ability to make capital expenditures. Any of these restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs and could otherwise restrict corporate activities. See "Description of Certain Indebtedness."

        Our ability to comply with these covenants may be affected by events beyond our control, and an adverse development affecting our business could require us to seek waivers or amendments of covenants, alternative or additional sources of financing or reductions in expenditures. We cannot assure you that such waivers, amendments or alternative or additional financings could be obtained, or if obtained, would be on terms acceptable to us. In addition, the holders of the New Notes will have no control over any waivers or amendments with respect to any debt outstanding other than the New Notes. Therefore, we cannot assure you that even if the holders of the New Notes agree to waive or amend the covenants contained in the indenture, the holders of our other debt will agree to do the same with respect to their debt instruments.

        A breach of any of the covenants or restrictions contained in any of our existing or future financing agreements, including our inability to comply with the required financial covenants in our senior secured credit facilities, could result in an event of default under those agreements. Such a default could allow the lenders under our financing agreements, if the agreements so provide, to discontinue lending, to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies, and to declare all borrowings outstanding thereunder to be due and payable. In addition, the lenders could terminate any commitments they had made to supply us with further funds. If the lenders require immediate repayments, we will not be able to repay them and also repay the New Notes in full.

  We are a holding company and conduct all of our operations through NewPage Corporation and its subsidiaries. None of our subsidiaries have guaranteed the New Notes. Your right to receive payments on the New Notes are effectively subordinated to all existing and future indebtedness of our subsidiaries.

        We are a holding company and conduct all of our operations through NewPage Corporation and its subsidiaries. The New Notes are not guaranteed by any of our subsidiaries, and are effectively subordinated to all of our subsidiaries' current and future indebtedness, including our borrowings under NewPage Corporation's senior secured credit facilities and the NewPage Notes. As a result, in the event of the bankruptcy, liquidation or dissolution of us or any subsidiary, the assets of the applicable subsidiary would be available to pay obligations under the New Notes only after all payments had been made on the indebtedness of the applicable subsidiary. Sufficient assets may not remain after all of these payments have been made to make any payments on the New Notes and our other obligations.

        On June 30, 2005, the New Notes were effectively subordinated to $1,688.8 million of indebtedness of our subsidiaries (excluding $9.8 million in outstanding letters of credit), and up to a maximum of $169.8 million of additional availability under NewPage Corporation's revolving senior secured credit facility. Our subsidiaries are permitted to incur substantial additional indebtedness in the future under the terms of the indentures governing the New Notes and the NewPage Notes.

  The indentures governing the NewPage Notes limit our ability to refinance or repay the New Notes.

        The indentures governing the outstanding NewPage Notes currently provide that NewPage Holding's purchase of any notes other than with the proceeds of a sale of common stock of NewPage Holdings or a contribution to the common equity capital of NewPage Holding (other than from NewPage Corporation or one of its subsidiaries) would constitute a default under those indentures. Any future indentures or other agreements relating to indebtedness to which NewPage Corporation becomes a party may contain similar restrictions and provisions. In the event a change of control or asset sale occurs at a time when NewPage Holding is prohibited from purchasing notes, NewPage Corporation could seek the consent of the holders of NewPage Notes to NewPage Holding's purchase of the New Notes or could attempt to refinance the NewPage Notes, which contain such prohibition. If NewPage Corporation does not obtain such a consent or repay such borrowings, NewPage Holding will remain prohibited from purchasing any of the New Notes. In such case, NewPage Holding's failure to purchase tendered New Notes would constitute an event of default under the indenture which could, in turn, constitute a default under the agreements governing our other indebtedness. In such circumstances, the provisions in the indentures or agreements governing such other indebtedness would likely restrict payments to the holders of the New Notes. See "Description of Certain Indebtedness."

  Despite our current indebtedness level, our subsidiaries may still be able to incur substantially more debt, which could exacerbate the risks associated with our substantial leverage.

        As of June 30, 2005, our subsidiaries had $920.4 million of indebtedness outstanding under NewPage Corporation's senior secured credit facilities (excluding $9.8 million in outstanding letters of credit), and up to a maximum of $169.8 million of additional availability thereunder. The terms of the indentures governing the New Notes and the NewPage Notes permit our subsidiaries to incur substantial additional indebtedness in the future. See "Description of Certain Indebtedness" "Description of New Notes." Any debt incurred by any of our subsidiaries would be effectively senior to the New Notes. If our subsidiaries incur any additional indebtedness, the related risks that we now face could intensify. See "Description of Certain Indebtedness."

  We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the New Notes.

        Upon the occurrence of a "change of control," as defined in the indenture governing the New Notes, we must offer to buy back the New Notes at a price equal to 101% of the principal amount, together with any accrued and unpaid interest, if any, to the date of the repurchase. Our failure to purchase, or give notice of purchase of, the New Notes would be a default under the indenture governing the New Notes, which would also be a default under our senior secured credit facilities. See "Description of New Notes—Repurchase at the Option of Holders—Change of Control."

        If a change of control occurs, it is possible that we may not have sufficient assets at the time of the change of control to make the required repurchase of New Notes or to satisfy all obligations under our senior secured credit facilities and the indentures governing the New Notes and the NewPage Notes. In order to satisfy our obligations, we could seek to refinance the indebtedness under our senior secured credit facilities and the indentures governing the New Notes and the NewPage Notes or obtain a waiver from the lenders or you as a holder of the New Notes. We cannot assure you that we would be able to obtain a waiver or refinance our indebtedness on terms acceptable to us, if at all.

  Our controlling equity holder may take actions that conflict with your interests.

        Substantially all of the voting power of our equity is held by an affiliate of Cerberus. Accordingly, Cerberus indirectly controls the power to elect our directors and officers, to appoint new management and to approve all actions requiring the approval of the holders of our equity, including adopting amendments to our constituent documents and approving mergers, acquisitions or sales of all or substantially all of our assets. The directors have the authority, subject to the terms of our debt, to issue additional indebtedness or equity, implement equity repurchase programs, declare dividends and make other such decisions about our equity.

        In addition, the interests of our controlling equity holder could conflict with your interests. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our controlling equity holder might conflict with your interests as a note holder. Our controlling equity holder also may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to you, as holders of the New Notes.

  The largest holder of the New Notes may take actions that conflict with your interests.

        MeadWestvaco Corporation currently holds $100.0 million in aggregate principal amount of the New Notes, or 80% of the outstanding principal amount of the New Notes. Accordingly, MeadWestvaco Corporation currently effectively has the power to make all determinations and decisions that require the consent of the holders of a majority or, alternatively, 25% of the outstanding New Notes. Consequently, MeadWestvaco Corporation can make certain amendments to the indenture governing the New Notes without your consent or the consent of any other holders of the New Notes. Conversely, without the consent of MeadWestvaco Corporation, you and the other holders of the New Notes will not be able to amend the indenture governing the New Notes and will not be able to take actions that require the consent or approvals of, or notice from, holders of at least 25% in aggregate principal amount of the New Notes then outstanding. Consequently, acceleration of the New Notes after certain events of default will not be possible without the agreement of MeadWestvaco Corporation.

        We do not know what plans MeadWestvaco Corporation has with respect to the New Notes they hold, or if or when they plan on disposing of or transferring all or a portion of the New Notes they hold, if ever. The interests of MeadWestvaco Corporation could conflict with your interests.

  The New Notes are issued with original issue discount and will be treated as "applicable high yield discount obligations."

        The New Notes are issued with original issue discount, or OID, for Federal income tax purposes. Consequently, U.S. holders of the New Notes will be required to include amounts in respect of OID in gross income for Federal income tax purposes in advance of the receipt of the cash payments to which the OID is attributable. The New Notes will also be treated for Federal income tax purposes as "applicable high yield discount obligations" that are subject to special rules. Under these rules, we will not be entitled to take a deduction for a portion of OID accruing on the New Notes for Federal income tax purposes, and the remainder of the OID will not be deductible by us until it is paid. See "Certain U.S. Federal Income and Estate Tax Considerations" for a more detailed discussion of the Federal income tax consequences of the acquisition, ownership or disposition of the New Notes.

Risks Relating to Our Business

  We have limited ability to pass through increases in our costs; increases in our costs or decreases in our product prices could adversely affect our business, financial condition or results of operations.

        Prices of paper products are determined by overall supply and demand. We therefore have limited ability to control the pricing of our products. Market prices of grade No. 3 coated paper, 60 lb. weight, which is an industry benchmark for coated paper pricing, have fluctuated during the last five years from a high of $950 per ton to a low of $705 per ton. Because market conditions determine the price for our paper products, the price for our products could fall below our cash production costs. Our earnings are sensitive to price changes for our products, with the effect of price changes on coated paper being the greatest. Additionally, even though our costs may increase, our customers may not accept price increases for our products, or the prices for our products may decline. Therefore, our ability to achieve acceptable margins is principally dependent on managing our cost structure and managing changes in raw materials prices, which represent a large component of our operating costs and fluctuate based upon factors beyond our control. If the prices of our products decline, or if our raw material costs increase, it could have a material adverse effect on our business, financial condition and results of operations. For a further discussion of the variability of our coated paper prices and our costs and expenses, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Selected Factors that Affect our Operating Results."

  The paper industry is cyclical. Fluctuations in supply and demand for our products could materially adversely affect our business, financial condition and results of operations.

        The paper industry is a commodity market to a significant extent and is subject to cyclical market pressures. North American demand for coated paper products tends to decline during a weak U.S. economy. Accordingly, general economic conditions may have a material adverse impact on the demand for our products, which could have a material adverse effect on our business, financial condition and results of operations. In addition, currency fluctuations can have a significant impact on the supply of coated paper products in North America. If the U.S. dollar strengthens, imports may increase, which, in turn, would cause the supply of paper products available in the North American market to increase. Foreign overcapacity also could result in an increase in the supply of paper products available in the North American market. An increased supply of paper in North America could put downward pressure on prices and/or cause us to lose sales to competitors, either of which could have a material adverse effect on our business, financial condition and results of operations.

  The sensitivity analysis contained in this prospectus is not a projection or prediction of our future performance and our actual results may differ significantly from the sensitivity analysis.

        The sensitivity analysis presented under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Selected Factors that Affect our Operating Results—Net Sales" illustrates the impact that certain changes in our coated paper prices would have had on our EBITDA for 2004. The sensitivity analysis is based on numerous price assumptions. These assumptions are subject to numerous uncertainties, including those set forth in "Risk Factors," many of which are difficult to predict. The sensitivity analysis is presented for illustrative purposes and does not reflect our actual historical or future net sales, gross margins, or EBITDA. In addition, the range of prices illustrated may not reflect actual prices in the future. If actual prices are lower, or if any of our other assumptions vary from what is presented, our EBITDA may be significantly lower than reflected in the sensitivity analysis. Accordingly, we cannot assure you that the information therein will be reflective of our results in 2005 or any other year and readers of this prospectus are cautioned not to place undue reliance on this information.

  The third-party industry projections contained in this prospectus may not be accurate and actual industry performance may differ significantly from that projected by third parties.

        The industry projections we have included in this prospectus are based on independent third-party sources. These projections are inherently subject to significant business, economic and competitive uncertainties beyond our control and projections are necessarily speculative in nature. Actual industry results and trends will vary from the projections and the variations will likely be material and are likely to increase over time. Consequently, the inclusion of third-party industry projections in this prospectus should not be regarded as a representation by us or any other person that the projected industry outcomes will actually be achieved. Moreover, we do not intend to update or otherwise revise the third-party industry projections to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. Furthermore, our business and results of operations may deviate from industry trends, and any such deviation could be material. You are cautioned not to place undue reliance on this information.

  The markets in which we operate are highly competitive.

        Our business is highly competitive. Competition is based largely on price. We compete with numerous North American paper manufacturers. We also face competition from foreign producers, some of which are lower cost producers than we are or are subsidized by governments. Some of our competitors have advantages in one or more of the following: lower raw material and labor costs and fewer environmental and governmental regulations to comply with than we do.

        Furthermore, some of our competitors have greater financial and other resources than we do or may be better positioned than we are to compete for certain opportunities.

        Our non-U.S. competitors may develop a competitive advantage over us and other U.S. producers if the U.S. dollar strengthens in comparison to the home currency of those competitors or ocean shipping rates decrease. If the U.S. dollar strengthens, if shipping rates decrease or if overseas supply exceeds demand, imports may increase, which, in turn, would cause the supply of paper products available in the North American market to increase. An increased supply of paper could cause us to lower our prices or lose sales to competitors, either of which could have a material adverse effect on our business, financial condition and results of operations.

        In addition, the following factors will affect our ability to compete:

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  product availability;

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  the quality of our products;

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  our breadth of product offerings;

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  our ability to maintain plant efficiencies and high operating rates and thus lower our average manufacturing costs per ton;

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  customer service and our ability to distribute our products on time; and

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  the availability and/or cost of chemicals, timber, energy and other raw materials and labor.

        Recent trends in competing products and technologies, including electronic data transmission and storage of credit card receipts and the Internet, have reduced the demand for carbonless paper. Our net sales from carbonless paper have decreased 15% from 2001 to 2004. We expect the demand for carbonless paper to continue to decline due to competing products and technologies.

  If we are unable to obtain raw materials at favorable prices, or at all, it could adversely impact our business, financial condition and results of operations.

        We have no timber holdings and purchase timber, chemicals and other raw materials from third parties. We may experience shortages of raw materials or be forced to seek alternative sources of supply. If we are forced to seek alternative sources of supply, we may not be able to do so on terms as favorable as our current terms or at all. The prices for many chemicals, especially petroleum-based chemicals, have increased substantially over the last several months and prices are expected to remain volatile for the foreseeable future. Chemical suppliers that use petroleum-based products in the manufacture of their chemicals may, due to a supply shortage, ration the amount of chemicals available to us and/or we may not be able to obtain the chemicals we need at favorable prices, if at all. Certain specialty chemicals that we purchase are available only from a small number of suppliers. If one or any of these suppliers were to cease operations or cease doing business with us, we may be unable to obtain such chemicals at favorable prices, if at all. In addition, timber prices are dictated largely by demand. Timber supply also sometimes is limited by fire, insect infestation, disease, ice and wind storms, floods or other weather conditions. Any disruption in the supply of chemicals, timber or other inputs could affect our ability to meet customer demand in a timely manner and could harm our reputation. As we have limited ability to pass through increases in our costs to our customers absent increases in market prices for our products, material increases in the cost of our raw materials could have a material adverse effect on our business, financial condition and results of operations.

  We are involved in continuous manufacturing processes with a high degree of fixed costs. Any interruption in the operations of our manufacturing facilities may impact our operating performance.

        We seek to run our paper machines on a nearly continuous basis for maximum efficiency. Any unplanned plant downtime at any of our paper mills results in unabsorbed fixed costs that negatively impact our results of operations for the period in which we experienced the downtime. Due to the extreme operating conditions inherent in some of our manufacturing processes, we may incur unplanned business interruptions from time to time and, as a result, we may not generate sufficient cash flow to satisfy our operational needs and/or our obligations under the New Notes. In addition, many of the geographic areas where our production is located and where we conduct our business may be affected by natural disasters, including snow storms, forest fires and flooding. Such natural disasters could cause our mills to stop running, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, during periods of weak demand for paper products, we may experience market-related downtime, which could have a material adverse effect on our financial condition and results of operations.

  Our operations require substantial ongoing capital expenditures, and we may not have adequate capital resources to fund all of our required capital expenditures.

        Our business is capital intensive, and we incur capital expenditures on an ongoing basis to maintain our equipment and comply with environmental laws, as well as to enhance the efficiency of our operations. Our total capital expenditures were approximately $87.5 million during 2004, including approximately $21.0 million for maintenance capital expenditures and approximately $8.0 million for environmental capital expenditures related to our facilities. We expect to spend approximately $85.0 million on capital expenditures during 2005, including approximately $29.0 million for maintenance capital expenditures and approximately $11.0 million for environmental capital expenditures related to our facilities. Of such anticipated expenditures, during the first half of 2005, we spent $29.5 million for capital expenditures. Excluding any voluntary capital improvement projects that we may decide to undertake in 2006, we do not expect that our 2006 capital expenditures will vary significantly from our historical capital expenditure trends. We anticipate that our available cash resources and cash generated from operations will be sufficient to fund our operating needs and capital expenditures for the foreseeable future. However, if we require additional funds to fund our capital expenditures, we may not be able to obtain them on favorable terms, or at all. If we cannot maintain or upgrade our facilities and equipment as we require or to ensure environmental compliance, it could have a material adverse effect on our business, financial condition and results of operations.

  Rising energy prices and/or supply shortages could adversely affect our business, financial condition and results of operations.

        Although a significant portion of our energy requirements are satisfied by steam produced as a byproduct of our manufacturing process, we purchase natural gas, coal and electricity to run our mills. Energy costs have increased substantially over the last several months and are expected to remain volatile for the forseeable future. In addition, energy suppliers and chemical suppliers that use petroleum-based products in the manufacture of their chemicals may, due to supply shortages, ration the amount of energy or chemicals available to us and we may not be able to obtain the energy or chemicals we need to operate our business at acceptable prices or at all. Any significant energy or chemical shortage or significant increase in our energy or chemical costs in circumstances where we cannot raise the price of our products due to market conditions would have a material adverse effect on our business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Selected Factors that Affect our Operation Results—Cost of Sales." Furthermore, we may be required to post letters of credit or other financial assurance obligations with certain of our energy and other suppliers because we are a new company, which could limit our financial flexibility. Additionally, due to increased fuel costs, suppliers, distributors and freight carriers have charged fuel surcharges, which have increased recently. If these fuel surcharges continue to increase significantly, they could have a material adverse effect on our business, financial condition and results of operations.

        In addition, an outbreak or escalation of hostilities between the United States and any foreign power and, in particular, events in the Middle East, or weather events such as hurricanes, could result in a real or perceived shortage of oil and/or natural gas, which could result in an increase in energy prices.

  We have a very limited operating history as a separate company. Accordingly, our historical combined financial information may not be representative of our results as a separate company.

        We operated as a division of MeadWestvaco prior to the Acquisition. Therefore, we have a very limited operating history as a separate company. Our business strategy as an independent entity may not be successful on a long-term basis. In addition, some of our customers have supply contracts with MeadWestvaco that apply, among other products, to coated and/or carbonless paper. Although MeadWestvaco no longer sells coated or carbonless paper, we cannot assure you that those customers or our other customers will continue to do business with us on the same terms as with MeadWestvaco or at all. We may not be able to grow our business as planned and may not remain a profitable business. In addition, the historical combined financial information included in this prospectus may not necessarily reflect what our results of operations, financial condition and cash flows would have been had we been a separate independent entity pursuing our own strategies during the periods presented. The absence of our operating history as a separate entity makes evaluating our business and our future financial prospects difficult. As a result, our business, financial condition and results of operations may differ materially from our expectations based on the historical and pro forma financial information contained in the prospectus.

        Our cost structure following the Acquisition is not comparable to the cost structure that we experienced in prior periods and may not be comparable to the cost structure that we have estimated for purposes of the pro forma financial statements included in this prospectus. Our management does not have experience managing our business as a separate company with a significant amount of indebtedness. We cannot assure you that our cost structure in future periods will be consistent with our current expectations or will permit us to operate our business profitably.

  We depend on a small number of customers for a significant portion of our business.

        Our largest customer, xpedx, a division of International Paper Company, accounted for approximately 17% of our 2004 net sales. Our ten largest customers (including xpedx) accounted for approximately 51% of our 2004 net sales. The loss of, or reduction in orders from, any of these customers or other customers could have a material adverse effect on our business, financial condition and results of operations, as could significant customer disputes regarding shipments, price, quality or other matters.

        Furthermore, we extend trade credit to certain of our customers to facilitate the purchase of our products, and rely on their creditworthiness. Accordingly, a bankruptcy or a significant deterioration in the financial condition of any of our significant customers could have a material adverse effect on our business, financial condition and results of operations, due to a reduction in purchases, a longer collection cycle or an inability to collect accounts receivable.

  Our Hedging Program may not protect us from decreases in our coated paper prices.

        The hedging agreement is not specific to changes in coated paper prices, but instead is tied to market prices for a mix of commodities and currencies, which together, exhibited a correlation with the monthly average U.S. industry prices of coated paper grades No. 3 and No. 4 of 83% from December 1998 through January 2005 and 84% from January 2003 through January 2005. Although the

Hedging Program, during its three-year term, is intended to help mitigate the adverse effect of a decline in North American coated paper prices, we cannot assure you that it will do so adequately or that the historical level of correlation will continue during the three-year term of the Hedging Program. Accordingly, the Hedging Program may not protect us from risk of financial loss in certain circumstances, including but not limited to instances in which:

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  our sales, and/or production are less than expected;

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  we are unable to increase our prices to offset any unhedged cost increases;

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  there is a weak actual degree of correlation between the commodities and currencies that comprise the hedge and future decreases in coated paper prices;

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  there is a failure of any hedge counterparty to perform under any hedge agreements; or

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  a sudden, unexpected event materially impacts commodity prices, currency rates or otherwise materially impacts our business.

        Additionally, we may not be able to enter into additional hedging arrangements on a commercially reasonable basis, or at all, in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Hedging Program."

  Litigation could be costly and harmful to our business.

        We are involved in various claims and lawsuits from time to time. For example, in 1998 and 1999, the Environmental Protection Agency, or EPA, issued Notices of Violation to eight paper industry facilities, including the Luke, Maryland mill, which we acquired in connection with the Acquisition, alleging violation of the prevention of significant deterioration, or PSD, regulations under the Clean Air Act. During 2000, an enforcement action in Federal District Court in Maryland was brought against MeadWestvaco, asserting violations in connection with capital projects at the Luke, Maryland mill carried out in the 1980s. The action alleges that MeadWestvaco did not obtain PSD permits or install required pollution controls, and sought penalties of $27,500 per day for each claimed violation together with the installation of control equipment. In 2001, the Court granted MeadWestvaco's Motion for Partial Dismissal and dismissed the EPA's claims for civil penalties under the major counts of the complaint. Discovery is proceeding in connection with the remaining claims and no trial date has been set. MeadWestvaco has agreed to indemnify us for substantially all of our liability under these claims to the extent reserves were not previously established or liability exceeds amounts budgeted by MeadWestvaco in connection with these matters. For a discussion of these indemnification provisions, see "The Transactions—Purchase Agreement." However, in the event that we incur liability for this lawsuit and we are unable to obtain indemnification from MeadWestvaco, we may incur substantial costs, which may include costs in connection with the installation of additional pollution control equipment. See "Business—Legal Proceedings." In addition, we may be involved in various other claims and legal actions that arise in the ordinary course of business, including claims and legal actions related to environmental laws, rules and regulations. Any of these claims or legal actions could materially adversely effect our business, results of operations and financial condition.

  Rising postal costs could weaken demand for our paper products.

        A significant portion of paper is used in catalogs and other promotional mailings. Many of these materials are distributed through the mail. An increase in the cost of postage could reduce the frequency of mailings, reduce the number of pages in advertising materials and/or cause advertisers to use alternate methods to distribute their advertising materials. Any of the foregoing could decrease the demand for our products, which could materially adversely effect our business, financial condition and results of operations.

  We depend on MeadWestvaco for certain transitional services. The failure of MeadWestvaco to perform its obligations under, or the termination or expiration of, our transitional services agreements, could have a material adverse effect on our business, financial condition and results of operations.

        Our ability to effectively monitor and control our operations depends to a large extent on the proper functioning of our information technology and other business support systems. Prior to the Acquisition, support for these systems was provided by a combination of our dedicated resources and centralized MeadWestvaco resources. Contemporaneously with the completion of the Acquisition, we entered into transition services agreements with MeadWestvaco covering support services for certain operating areas, including services relating to finance, procurement and logistics, safety, health and environmental, forestry, information technology and human resources. Generally, the transition services provided by MeadWestvaco end six months to one year after the completion of the Acquisition, but MeadWestvaco is obligated to negotiate in good faith to extend the term of the transition services if we timely request such an extension.

        If MeadWestvaco fails to provide these services, and upon termination or expiration of our transition services agreements, we will have to obtain these services from third parties or provide such services internally. The failure of MeadWestvaco to perform its obligations or to provide such services could adversely affect our operations, and we may not be able to perform such services ourselves or source such services from third parties at all or on terms favorable to us. In addition, upon termination or expiration of the transition services agreements, if we are unable to develop the necessary systems, resources and controls necessary to allow us to provide the services currently being provided by MeadWestvaco or to obtain such services from third parties, it could have a material adverse effect on our business, financial condition and results of operations.

  The separation of our information technology systems from MeadWestvaco and the outsourcing of most of our technical information technology to a single supplier involves significant risks.

        We are in the process of migrating our information technology systems from MeadWestvaco to a stand-alone environment and have entered into an agreement with Accenture, under which Accenture will provide information technology and human resources services necessary to support our operations. This migration involves significant risks, such as delays in implementation, cost overruns and the potential loss, at least on a temporary basis, of business functionality and efficiency. If Accenture fails to provide these services or does not do so in a satisfactory manner, it could have an adverse effect on our business, financial condition and results of operations. If we materially breach any of our duties and/or obligations under the agreement and fail to cure such breach within 30 days, Accenture may immediately terminate the agreement. Upon any termination or expiration of our agreement with Accenture, we will need to either perform these functions internally or obtain such services from third parties. We may not be able to do so on a cost effective basis or at all, which could have a material adverse effect on our business, financial condition and results of operations.

  Our business may suffer if we do not retain our senior management.

        We depend on our senior management. The loss of services of members of our senior management team could adversely affect our business until suitable replacements can be found. There may be a limited number of persons with the requisite skills to serve in these positions and we may be unable to locate or employ qualified personnel on acceptable terms. In addition, our future success requires us to continue to attract and retain competent personnel.

  A large percentage of our employees are unionized. Wage increases or work stoppages by our unionized employees may have a material adverse effect on our business, financial condition and results of operations.

        As of June 30, 2005, approximately 4,400 of our employees were represented by labor unions. As of June 30, 2005, we had 11 collective bargaining agreements, of which two, covering approximately

1,350 employees, are up for renewal in August 2006 and one, covering 29 employees, is up for renewal in January 2006. We may become subject to material cost increases or additional work rules imposed by agreements with labor unions. This could increase expenses in absolute terms and/or as a percentage of net sales. In addition, work stoppages or other labor disturbances may occur in the future. Any of these factors could negatively impact our business, financial condition and results of operations.

  We depend on third parties for certain transportation services.

        We rely primarily on third parties for transportation of our products to our customers and transportation of our raw materials to us, in particular, by truck and train. If any of our third-party transportation providers fail to deliver our products in a timely manner, we may be unable to sell them at full value. Similarly, if any of our transportation providers fail to deliver raw materials to us in a timely manner, we may be unable to manufacture our products on a timely basis. Shipments of products and raw materials may be delayed due to weather conditions, strikes or other events. Any failure of a third-party transportation provider to deliver raw materials or products in a timely manner could harm our reputation, negatively impact our customer relationships and have a material adverse effect on our business, financial condition and results of operations. In addition, our ability to deliver our products on a timely basis could be adversely affected by the lack of adequate availability of transportation services, especially rail capacity, whether because of work stoppages or otherwise. Furthermore, increases in the cost of our transportation services could cause a material adverse effect on our business, financial condition and results of operations.

  We are subject to various environmental regulations that could impose substantial costs upon us and may adversely impact our operating performance.

        Our business is subject to a wide range of Federal, state and local general and industry-specific environmental, health and safety laws and regulations, including those relating to air emissions, wastewater discharges, solid and hazardous waste management and disposal and site remediation. Compliance with these laws and regulations is a significant factor in our business. We have made, and will continue to make, significant expenditures to comply with these requirements. In addition, we handle and dispose of wastes arising from our mill operations and operate a number of landfills to handle that waste. While we believe, based upon current information, that we are currently in substantial compliance with all applicable environmental laws, rules and regulations, we could be subject to potentially significant fines, penalties or criminal sanctions for any failure to comply. Moreover, under certain environmental laws, a current or previous owner or operator of real property, and parties that generate or transport hazardous substances that are disposed of at real property, may be held liable for the cost to investigate or clean up such real property and for related damages to natural resources. We may be subject to liability, including liability for investigation and cleanup costs, if contamination is discovered at one of our paper mills or other locations where we have disposed of, or arranged for the disposal of, wastes. MeadWestvaco has agreed to indemnify us, subject to certain limitations, for certain environmental liabilities. For a discussion of these indemnification provisions, see "The Transactions—Purchase Agreement." There can be no assurance that MeadWestvaco will perform under any of its environmental indemnity obligations, which could have a material adverse effect on our financial condition and results of operations. Furthermore, we could be subject to claims brought pursuant to applicable laws, rules or regulations for property damage or personal injury resulting from the environmental impact of our operations. Increasingly stringent environmental requirements, more aggressive enforcement actions, the discovery of unknown conditions or the bringing of future claims may cause our expenditures for environmental matters to increase, and we may incur material costs associated with these matters. For a further discussion of environmental laws, rules and regulations that affect our business, see "Business—Environmental and Other Governmental Regulations."

  If we fail to achieve and maintain effective internal controls, it could have a material adverse effect on our business in the future.

        Although we currently are not subject to the requirements of Section 404 of the Sarbanes-Oxley Act, we are in the process of documenting and testing our internal control procedures in order to enable us to satisfy these requirements on a stand-alone basis in the future. As part of MeadWestvaco, we operated using MeadWestvaco's internal control procedures. As a stand-alone business, certain adjustments to our internal control procedures are required. We cannot assure you that this process will not be time consuming or costly. If we fail to achieve and maintain an effective internal control environment, it could have a material adverse effect on our business.

Risks Related to the Exchange Offer

  Original Notes that are outstanding after consummation of the exchange offer will continue to be subject to existing transfer restrictions, and the holders of Original Notes after consummation of the exchange offer may be unable to sell their Original Notes.

        Original Notes that are not tendered or are tendered but not accepted will, following the exchange offer, continue to be subject to existing transfer restrictions. We did not register the Original Notes under the Securities Act or any state securities laws, nor do we intend to do so after the exchange offer. As a result, the Original Notes may be transferred only in limited circumstances under the securities laws. If you do not exchange your Original Notes in the exchange offer, you will lose your right to have the Original Notes registered under the Securities Act, subject to limited exceptions. If you continue to hold Original Notes after the exchange offer, you may be unable to sell the Original Notes.

  Some holders that exchange their Original Notes may be deemed to be underwriters, and these holders will be required to comply with registration and prospectus delivery requirements in connection with any resale transaction.

        If you exchange your Original Notes in the exchange offer for the purpose of participating in a distribution of the New Notes you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

  An active public market may not develop for the New Notes, which may hinder your ability to liquidate your investment.

        The New Notes are a new issue of securities with no active trading market, and we do not intend to list them on any securities exchange. The initial purchasers of the Original Notes are not obligated to make a market in the New Notes and may cease their market-making in the New Notes at any time. In addition, the liquidity of the trading market in the New Notes, and the market price quoted for the New Notes, may be adversely affected by changes in the overall market for fixed income securities and by changes in our financial performance or prospects or in the prospects for companies in our industry in general. As a result, an active trading market for the New Notes may not develop. If no active trading market develops, you may not be able to resell your New Notes at their fair market value or at all.

  The market price for the New Notes may be volatile.

        Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the New Notes. The market for the New Notes, if any, may be subject to similar disruptions, which could adversely affect the value of your New Notes.

THE TRANSACTIONS

        In connection with the Transactions, MeadWestvaco and Escanaba Timber entered into an equity and asset purchase agreement, as amended, referred to as the "purchase agreement," pursuant to which NewPage Corporation acquired MeadWestvaco's coated and carbonless papers business, and Escanaba Timber acquired approximately 900,000 acres of timberlands and related timber operations. In addition, contemporaneously with the closing of the Transactions, we entered into certain transition service and leasing arrangements with MeadWestvaco and/or certain of its affiliates and entered into fiber supply agreements with Escanaba Timber. Furthermore, at the closing of the Transactions, certain members of our management acquired equity interests in Maple Timber Acquisition LLC, or Maple Timber Acquisition. Each of these agreements and arrangements is described below.

Purchase Agreement

        Under the purchase agreement, we acquired MeadWestvaco's coated and carbonless papers business and Escanaba Timber acquired forests and related operations, consisting of approximately 900,000 acres of timberlands located in or near Chillicothe, Ohio, Escanaba, Michigan and Wickliffe, Kentucky, for an aggregate purchase price of $2.3 billion, $2.2 billion of which was paid in cash and $100.0 million of which was paid through the issuance to MeadWestvaco by NewPage Holding of NewPage Holding PIK notes, excluding fees and expenses, and subject to the purchase price adjustments described below, of which we paid $35.1 million at closing. The portion of the purchase price paid by us for the coated and carbonless papers business was approximately $2.08 billion, subject to adjustment as described below.

        We acquired the coated and carbonless papers business through the acquisition of the stock or other equity interests of certain subsidiaries of MeadWestvaco and other assets related to the coated and carbonless papers business of MeadWestvaco and its subsidiaries. Escanaba Timber directly acquired the timberlands from MeadWestvaco and certain of its subsidiaries.

        All rights, assets, obligations and liabilities of Escanaba Timber, to the extent relating to the coated and carbonless papers business, were allocated to us, as the purchaser of the coated and carbonless papers business, and, to the extent related to the timberlands, Escanaba Timber, as the purchaser of the timberlands. Accordingly, we did not assume responsibility for any of the obligations or liabilities associated with the timberlands under the purchase agreement nor did we have any rights or benefits relating to the timberlands under the purchase agreement. Conversely, Escanaba Timber did not assume responsibility for any of the obligations or liabilities relating to the coated and carbonless papers business nor does Escanaba Timber have any rights or benefits under the purchase agreement relating to the coated and carbonless papers business.

        At closing, the cash portion of the purchase price was subject to the following adjustments: (i) a two-way adjustment, subject to a $1.0 million threshold for which no adjustment was made, based on whether estimated working capital (excluding the indebtedness and cash described below and subject to certain agreed-upon adjustments) transferred to us and Escanaba Timber as of the closing date of the Acquisition was more or less than $390.5 million, (ii) decrease by the estimated amount of indebtedness being assumed by us or Escanaba Timber at closing, (iii) increase by the estimated amount of cash transferred to us or Escanaba Timber at closing and (iv) an increase or decrease based on the amount of capital expenditures made by MeadWestvaco for the coated and carbonless paper business from January 1, 2005 through the date of the consummation of the Acquisition as compared to the amount of capital expenditures budgeted for such period. In accordance with the terms of the equity and asset purchase agreement with MeadWestvaco, we paid an additional $35.1 million of working capital and other adjustments at closing. In August 2005, we received $18.1 million from MeadWestvaco in an additional preliminary purchase price adjustment. The purchase price may be subject to further adjustment. If the parties cannot agree on any final or revised amount regarding these adjustments, the purchase agreement provides that an independent accounting firm will determine, within established parameters and time frames, the final or revised amount of the adjustments. At closing, we and Escanaba Timber entered into an Allocation and Services Agreement that provides for, among other things, appropriate allocations to be made by us and Escanaba Timber with respect to any adjustment payments such that we will be responsible for making, or will be entitled to receive, any adjustment payments that are attributable to the coated and carbonless papers business and Escanaba Timber will be responsible for making, or will be entitled to receive, any adjustments payments that are attributable to the timberlands.

        Under the purchase agreement, we assumed the collective bargaining agreements covering employees of the coated and carbonless papers business and established employee benefit plans with the same benefit levels, benefit design and employee contribution rates to which employees covered by the collective bargaining agreement were entitled immediately prior to the closing of the Transactions. With respect to employees who are not subject to collective bargaining agreements, we established and are required to maintain until December 31, 2005, employee benefit and compensation arrangements (including incentive bonus opportunities and severance arrangements, but excluding post-employment health and life benefits other than Cobra coverage, defined benefit pension benefits for employees, equity-based or related compensation, supplemental executive retirement benefits and deferred compensation arrangements) that are comparable, taken as a whole, to those in place immediately prior to the closing of the Transactions.

        We have also established a defined benefit pension plan for our employees who are covered by a collective bargaining agreement. Assets from MeadWestvaco's bargained hourly pension plan were transferred after closing to our plan in an amount sufficient to make our plan funded on a "termination" basis as determined under applicable Federal law in effect at closing.

        For two years after the closing, MeadWestvaco may not compete with us in the businesses purchased in the Transactions, subject to certain exceptions that allow MeadWestvaco to make investments or acquisitions of competitive businesses. To the extent MeadWestvaco acquires a business that it controls and that derives more than 25% of its revenues from activities that are competitive with us, MeadWestvaco is obligated to divest the portion of the business that is competitive within one year of acquisition and is required to first offer us the opportunity to purchase the competitive business. For two years after closing, we may not use any of the five mills we acquired in the Transactions to engage in the manufacturing or sale of paperboard or paperboard packaging products in competition with MeadWestvaco's retained paperboard or paperboard packaging businesses. We and MeadWestvaco are also prohibited for a period of one year following the closing from soliciting or hiring each other's employees.

        The purchase agreement contains customary representations, warranties and covenants. For purposes of post-closing indemnification, the representations and warranties generally survive until 18-months following the closing. MeadWestvaco's representations and warranties relating to (i) taxes survive until the expiration of the applicable statute of limitations, (ii) employee benefits and labor matters survive for five years after the closing, (iii) environmental matters survive for eight years after the closing, (iv) ownership of any real property being transferred to us expire at closing to the extent we receive title insurance relating to such property and (v) organization and good standing, capital structure and authority do not expire.

        MeadWestvaco's and our obligations to indemnify each other for breaches of representations and warranties (other than environmental matters) are not triggered, subject to certain exceptions, until the other suffers losses in the aggregate of more than $23.0 million, and then only to the extent that such losses exceed that amount. MeadWestvaco's and our aggregate indemnification obligations are generally capped at $345.0 million in the aggregate, respectively, subject to certain exceptions.

        MeadWestvaco has agreed to indemnify us for eight years, subject to certain limitations and a separate $23.0 million deductible, for substantially all of our environmental liability, if any, arising from any historical conditions existing prior to the date of the Acquisition at any properties acquired in the Acquisition, provided those historical conditions existed solely prior to the date of the Acquisition. For those historical conditions or operations at any properties acquired in the Acquisition, where our operations after the Acquisition have contributed to the environmental condition, MeadWestvaco has agreed to indemnify us for a period of eight years, with the percentage of any indemnification for which MeadWestvaco is responsible declining from 70% to 30% over the eight year period. In addition, MeadWestvaco has agreed to indemnify us, subject to certain limitations, for environmental liabilities arising from any historical conditions or operations existing prior to the date of the Acquisition on any property not acquired in the Acquisition. This indemnity for historical off-site conditions is not subject to any deductible or any costs limitations as to time or amount.

Transition Services Agreements

        MeadWestvaco is providing certain transition services to us and Escanaba Timber pursuant to transition services agreements, including accounting and financial management services, legal services, human resources services, information technology and procurement. Generally, the transition services provided by MeadWestvaco end six months to one year after the completion of the Acquisition, but MeadWestvaco is obligated to negotiate in good faith to extend the term of the transition services if we timely request such an extension. We also provide services to MeadWestvaco under long-term service agreements related to certain operations being retained by MeadWestvaco at our Chillicothe, Ohio and Wickliffe, Kentucky facilities. Generally these services are provided at our cost.

Leases

        We lease office space from MeadWestvaco, including our Dayton headquarters, for periods ranging from six months to two years. The rent to be paid by us for such locations are the costs of the underlying lease, allocated between us and MeadWestvaco based on the square footage used by each of us. MeadWestvaco leases space for research and development from us at the Chillicothe, Ohio facility for up to two years at a fixed annual cost.

Fiber Supply Agreements

        We entered into three separate but substantially similar fiber supply agreements with Escanaba Timber, pursuant to which Escanaba Timber supplies our Escanaba, Chillicothe and Wickliffe mills with hardwood, softwood and aspen pulpwood. Each of the agreements are for an initial term expiring December 31, 2016, with a one-time option for us to extend the term of the agreement pertaining to each applicable mill for an additional three year period, exercisable by written notice given not later than January 1, 2016. The agreements require Escanaba Timber to sell to us, for each of the three mills, and require us to purchase, for each of the three mills, a designated minimum number of tons of each type of pulpwood during the term. The annual minimum number of tons is approximately 500,000, 240,000 and 140,000 for each of our Escanaba, Chillicothe and Wickliffe mills, respectively, although we maintain the right to purchase a substantial portion of any additional pulpwood harvested by Escanaba Timber during each year. Each agreement also grants to us the right to purchase on the same terms and conditions a percentage of any additional pulpwood harvested by Escanaba Timber during the term of the agreement as follows: (i) 100% until December 31, 2010, (ii) 90% between January 1, 2011 and December 31, 2013 and (iii) 85% thereafter. Financial penalties are imposed if we do not purchase, or Escanaba Timber does not sell, the annual volume of pulpwood required under the agreement, unless the failure is the result of a "force majeure" event that would prevent either party from performing its obligations.

        The agreements provide for specified fair market prices at which we purchase each type of pulpwood based on comparable arms' length sales of each product in the relevant market and the delivery distance between the forest and the mill or other delivery destination. Prices will be adjusted semi-annually based on the volume-weighted average of prices of comparable purchases by the applicable mill from other pulpwood suppliers during the prior six month period, subject to third party verification. Each agreement is subject to termination by either party (i) upon a breach of the agreement by the other party that remains uncured for 60 days after notice is received, (ii) insolvency or bankruptcy events of the party or (iii) if an applicable mill ceases all pulping operations for more than 12 consecutive months.

        Under each of the agreements, Escanaba Timber has the one-time option to convert the agreement into a "stumpage" agreement. Under a stumpage agreement, unlike a fiber supply agreement, Escanaba Timber would make available to the applicable mill a minimum number of acres of timberlands for harvesting and the mill would acquire not only pulpwood but all other types of wood, sawtimber and other products harvestable on the designated timberlands. In the case of any such conversion, the prices for such additional products would be based on prevailing market rates in the applicable region at the time of such conversion, subject to periodic adjustment.

Hedging Program

Overview

        Contemporaneously with the completion of the Transactions, we entered into a three-year hedging program that is intended to help mitigate the effect we would experience if coated paper prices were to fall to the levels experienced from 2001 through the middle of 2003, which were the lowest prices for coated paper in the last twenty years. The Hedging Program consists of a series of quarterly-settled purchased put options on a complex basket of two commodities and one currency: (a) market pulp and (b) natural gas, both of which are key components of the cost to produce coated paper, and (c) the Euro, which is an indirect factor in coated paper prices in the United States, due to the impact that the Euro-Dollar exchange rate has on the volume of coated paper imports. This three-asset basket proxy (the "3-Asset Basket") exhibited a correlation with the monthly average U.S. industry prices of coated paper grades No. 3 and No. 4 of 83%, from December 1998 through January 2005, and of 84% from January 2003 through January 2005. On April 6, 2005, Cerberus entered into the Hedging Program with J. Aron & Company. Concurrently with the completion of the Transactions, Cerberus assigned all of its rights under the hedging agreement, which governs the Hedging Program to NewPage Corporation and NewPage Corporation assumed Cerberus' obligations thereunder. The Hedging Program was funded by us with the proceeds of the Transactions.

Background

        Given the variability in the historical profitability of our business, we have analyzed potential hedging solutions to mitigate the downside risk in our profitability associated with our business cyclicality. However, it has historically been difficult to cost-effectively hedge coated paper prices, because coated paper does not trade on an established exchange or commodities market. Additionally, complexity in hedging this risk is enhanced by the fact that coated paper prices, similar to most other commodities, are subject to various demand and supply factors, which do not always move in concert with one another. In the North American coated paper market, we believe that the principal factors affecting coated paper prices are demand in the United States, which is largely a function of U.S. GDP, and U.S. coated paper supply, which is determined by a combination of North American production and imports from Europe and Asia. The propensity for non-North American manufacturers to ship coated paper products to North America is determined by the Euro-Dollar exchange rate, local market demand and ocean freight rates. For a discussion of factors affecting demand, supply and pricing in the coated paper industry, see "Industry Overview."

Coated Paper Price Proxy

        In seeking a proxy for the price of coated paper, we were constrained by the availability of liquid markets for the relevant cost and price drivers. While the correlation of market pulp, natural gas and the Euro-U.S. dollar exchange rate to historical coated paper prices has not been strong individually, the 3-Asset Basket exhibited a correlation with the monthly average U.S industry prices of coated paper grades No. 3 and No. 4 83% from December 1998 through January 2005, and of 84% from January 2003 through January 2005. However, the 3-Asset Basket is not tied directly to the market price of coated paper, and the components of the 3-Asset Basket may not have a strong correlation to coated paper prices in the future. In addition, in the past, during certain periods, the movement of the individual elements within the 3-Asset Basket has resulted in a weaker correlation of the 3-Asset Basket with the actual price of coated paper. We cannot assure you that the 3-Asset Basket will have a high degree of correlation with the price of coated paper in the future, and future decreases in the price of coated paper may not coincide with decreases in the price of the 3-Asset Basket. See "Risk Factors—Our Hedging Program may not protect us from decreases in our coated paper prices."

Management Restricted Percentage Interests

        The equity interests of Maple Timber Acquisition are classified into two separate series: one relating to our business and one relating to the business of Escanaba Timber. The series of equity interests relating to our business consists of Class A Common Percentage Interests, Class B Common Percentage Interests and Preferred Percentage Interests. The Class A and Class B Common Percentage Interests participate in distributions only after holders of the Preferred Percentage Interests have received a return of their capital plus a preferred return thereon. Additionally, the Class B Common Percentage Interests will participate in the equity of our business only after the Class A Common Percentage Interests have received $200.0 million in distributions.

        NewPage Corporation's named executive officers and chairman purchased the percentage of Class A Common Percentage Interests and Class B Common Percentage Interests specified in "Security Ownership of Certain Beneficial Owners and Management," which, in the aggregate, comprise 9.0% of the Class A Common Percentage Interests and 81.0% of the Class B Common Percentage Interests. In addition, certain other members of our management acquired Class A and Class B Common Percentage Interests of Paper Series aggregating approximately 2% and 19%, respectively, at the closing. For a further discussion of the terms of the management restricted percentage interests, see "Management—Management Restricted Percentage Interests."

USE OF PROCEEDS

        This exchange offer is intended to satisfy our obligations under the registration rights agreement entered into in connection with the offering of the Original Notes. We will not receive any proceeds from the exchange offer. In consideration for issuing the New Notes, we will receive Original Notes with like original principal amounts. The form and terms of the Original Notes are the same as the form and terms of the New Notes, except as otherwise described in this prospectus. The Original Notes surrendered in exchange for the New Notes will not result in any increase in our outstanding debt.

        We used the net proceeds from the Original Notes, together with the proceeds from the other financings and cash equity investment described in this prospectus, to finance the Acquisition and to pay fees and expenses related to the Transactions.

CAPITALIZATION

        The following table sets forth our combined cash, cash equivalents and capitalization as of June 30, 2005. For additional information regarding our indebtedness, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Selected Factors that Affect our Operation Results—Liquidity and Capital Resources" and "Description of Certain Indebtedness." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2005
	(dollars in millions)
Cash and cash equivalents	$0.5

Long-term debt, including current portion:
Revolving senior secured credit facility (1)	$170.4
Term loan senior secured credit facility	750.0
NewPage Corporation Notes:
Floating rate senior secured notes due 2012	225.0
10% senior secured notes due 2012	345.9	(2)
12% senior subordinated notes due 2013	197.7	(3)
NewPage Holding PIK notes	119.5	(4)

Total long-term debt, including current portion	1,808.5

Stockholders' equity	224.5

Total capitalization	$2,033.0

  (1)
  Excludes $9.8 million of outstanding letters of credit. Our revolving senior secured credit facility provides for borrowings and issuances of letters of credit of up to $350.0 million. As of June 30, 2005, based on our borrowing base availability on that date, we would have had $145.1 million of availability under our revolving senior secured credit facility, net of outstanding letters of credit of $9.8 million. We may be required to post additional letters of credit or other financial assurance obligations with certain of our energy and other suppliers because we are a new company. See "Description of Certain Indebtedness."

  (2)
  Reflects the issue price of our $350.0 million in aggregate principal amount of 10% senior secured notes due 2012.

  (3)
  Reflects the issue price of our $200.0 million in aggregate principal amount of 12% senior subordinated notes due 2013.

  (4)
  Reflects the fair market value for purchase accounting purposes of our $125.0 million in aggregate principal amount of floating rate senior PIK notes due 2013.

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

        The pro forma income statement data set forth below gives effect to the Transactions as if they had occurred on January 1, 2004. The pro forma data are unaudited, are for informational purposes only and are not necessarily indicative of what our financial position or results of operations would have been had the Transactions been completed as of such date and do not purport to represent what our financial position, results of operations or cash flows might be for any future period.

        The Acquisition is being accounted for using the purchase method of accounting. Under purchase accounting, the total acquisition consideration for the coated and carbonless papers group are being allocated to our assets and liabilities based upon the fair value of assets being acquired and liabilities being assumed. The final allocation of the acquisition consideration will be based upon management's consideration of a final valuation analysis prepared by an independent valuation firm. Any adjustments based on that final valuation may change the allocations of the Acquisition consideration for the coated and carbonless papers group, which could affect the fair value assigned to the assets and liabilities and could result in a material change to the unaudited pro forma combined financial data.

        The unaudited pro forma combined financial data is presented for informational purposes only and should be read in conjunction with "Selected Financial Information and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical combined financials statements including the notes thereto included elsewhere in this prospectus.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

	Coated and Carbonless Papers Group	Adjustments		Pro Forma— NewPage Holding Corporation
	(dollars in thousands)
Net sales	$2,175,935	$—		$2,175,935
Cost of sales	2,145,433	(37,127	)(1)(2)	2,108,306
Selling, general and administrative expenses	129,240	(22,751	)(1)(2)(3)	106,489
Goodwill impairment	238,047	—		238,047
Interest expense	9,241	142,861	(4)	152,102
Other income, net	(3,559)	—		(3,559)

Loss before income taxes and equity income from investee	(342,467)	(82,983)		(425,450)
Income tax benefit	(39,492)	(31,496	)(5)	(70,988)
Equity income from investee (net of income tax expense of $1,004)	1,784	—		1,784

Net loss	$(301,191)	$(51,487)		$(352,678)

NOTES TO UNAUDITED COMBINED STATEMENT OF OPERATIONS
(dollars in thousands)

(1)
Reflects the reduction of $25,989 of historical depreciation, amortization and depletion from cost of sales and $451 of historical depreciation and amortization from selling, general and administrative expenses, each associated with the reduced carrying value of plant and equipment and other assets based on the preliminary allocation of the Acquisition purchase price. The estimate of depreciation, amortization and depletion may change significantly upon the final valuation of the assets.

(2)
Reflects the adjustment of historical costs and expenses of $12,794 to reflect the transfer of pension assets and liabilities from the MeadWestvaco plan. Of the adjustment, $11,138 relates to cost of sales and $1,656 relates to selling, general and administrative expenses.

(3)
Reflects the elimination or reduction of certain historical costs previously allocated to us by MeadWestvaco, net of additional contractual stand-alone costs as a result of the Acquisition aggregating $20,644. Historical costs include, among others, costs relating to research and development ($6,257), human resources ($4,466), purchasing and logistics ($2,336) and facilities and related facilities services ($1,997).

(4)
Reflects the reduction of interest on historical industrial revenue bonds and pollution control revenue bonds that were defeased by MeadWestvaco at the consummation of the Acquisition and the recording of (i) interest expense resulting from the pro forma capital structure, and (ii) the amortization of financing costs over the terms of the corresponding debt. A summary follows:

Twelve months ended December 31, 2004
Pro forma interest expense (a)	$144,121
Elimination of historical interest expense	(9,241)
Amortization of deferred financing fees (b)	7,981

Total increase in interest expense	$142,861

  (a)
  Represents pro forma interest expense calculated using interest rates (i) of 5.17% on the $73,696 pro forma outstanding balance on the revolving senior secured credit facility, (ii) of 6.17% on the $750,000 term loan senior secured credit facility, (iii) of 9.42% on the $225,000 floating rate senior secured notes due 2012, (iv) of 10% on the $350,000 senior secured notes due 2012, (v) of 12% on the $200,000 senior subordinated notes due 2013 and (vi) of 10.76% on the $125,000 in aggregate principal amount of the notes. Each one-eighth of one percent change in LIBOR would result in (i) a $438 change in the annual interest expense on the revolving senior secured credit facility, assuming the entire revolving loan were drawn, (ii) a $938 change in the annual interest expense on the term loan senior secured facility, (iii) a $281 change in the annual interest expense on the floating rate senior secured notes due 2012 and (iv) a $156 change in the annual interest expense on the notes.

  (b)
  Deferred financing fees are amortized over life of the senior secured credit facilities, the NewPage Notes and the Original Notes, as applicable.

(5)
To reflect the tax effect of the pro forma adjustments. Assumes the income tax rate for the twelve months ended December 31, 2004 was 38%. Federal tax was estimated at 35% and state tax at 3%, net of Federal tax benefit.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2005

	Coated and Carbonless Papers Group for the Four Months Ended April 30, 2005	NewPage Holding Corporation for the Two Months Ended June 30, 2005	Adjustments		Pro Forma— NewPage Holding Corporation
	(as restated)
	(dollars in thousands)
Net sales	$716,226	$351,681	$—		$1,067,907
Cost of sales	673,286	333,998	(11,848	)(1)(2)	995,436
Selling, general and administrative expenses	39,493	19,627	(5,800	)(1)(2)(3)	53,320
Interest expense	20,557	38,124	31,310	(4)	89,991
Other (income) expense, net	(1,253)	19,038	—		17,785

Income (loss) before income taxes and equity income from investee	(15,857)	(59,106)	(13,662)		(88,625)
Income tax (benefit)	(7,459)	—	(3,737	)(5)	(11,196)
Equity income from investee (net of income tax expense of $383 for the four months ended April 30, 2005)	681	550	0		1,231

Net income (loss)	$(7,717)	$(58,556)	$(9,925)		$(76,198)

NOTES TO UNAUDITED COMBINED STATEMENT OF OPERATIONS
(dollars in thousands)

(1)
Reflects the reduction of $8,136 of historical depreciation, amortization and depletion from cost of sales and $79 of historical depreciation and amortization from selling, general and administrative expenses, each associated with the reduced carrying value of plant and equipment and other assets based on the preliminary allocation of the Acquisition purchase price. The estimate of depreciation, amortization and depletion may change significantly upon the final valuation of the assets.

(2)
Reflects the adjustment of historical costs and expenses of $4,264 to reflect the transfer of pension assets and liabilities from the MeadWestvaco plan. Of the adjustment, $3,712 relates to cost of sales and $552 relates to selling, general and administrative expenses.

(3)
Reflects the elimination or reduction of certain historical costs previously allocated to us by MeadWestvaco, net of additional contractual stand-alone costs as a result of the Acquisition aggregating $5,169. Historical costs include, among others, costs relating to human resources ($1,348), research and development ($1,113), facilities and related services ($575) and purchasing and logistics ($433).

(4)
Reflects the reduction of interest on historical industrial revenue bonds and pollution control revenue bonds that were defeased by MeadWestvaco at the consummation of the Acquisition and the recording of (i) interest expense resulting from the pro forma capital structure, and (ii) the amortization of financing costs over the terms of the corresponding debt. A summary follows:

Six Months ended June 30, 2005
Pro forma interest expense (a)	$49,207
Elimination of historical interest expense	(20,557)
Amortization of deferred financing fees (b)	2,660

Total increase in interest expense	$31,310

  (a)
  Represents pro forma interest expense calculated using interest rates (i) of 5.17% on the $157,223 pro forma outstanding balance on the revolving senior secured credit facility, (ii) of 6.17% on the $750,000 term loan senior secured credit facility, (iii) of 9.42% on the $225,000 floating rate senior secured notes due 2012, (iv) of 10% on the $350,000 senior secured notes due 2012, (v) of 12% on the $200,000 in aggregate principal amount of 2013 senior subordinated notes and (vi) of 10.38% on the $125,000 in aggregate principal amount of the notes. Each one-eighth of one percent change in LIBOR would result in (i) a $438 change in the annual interest expense on the revolving senior secured credit facility, assuming the entire revolving loan were drawn, (ii) a $938 change in the annual interest expense on the term loan senior secured facility, (iii) a $281 change in the annual interest expense on the floating rate senior secured notes due 2012 and (iv) a $156 change in the annual interest expense on the notes.

  (b)
  Deferred financing fees are amortized over the life of the senior secured credit facilities and the Original Notes, as applicable.

(5)
To reflect the tax effect of the pro forma adjustments. Assumes the income tax rate for the six months ended June 30, 2005 was 38%. Federal tax was estimated at 35% and state tax at 3%, net of Federal tax benefit.

SELECTED FINANCIAL INFORMATION AND OTHER DATA

        The following table sets forth selected historical combined financial data for our predecessor for the periods ended and at the dates on and prior to April 30, 2005 and for NewPage Holding and its subsidiaries for the two months ended June 30, 2005. We have derived the historical combined financial data as of December 31, 2002, 2003 and 2004 and for the years then ended from the audited combined financial statements (which were restated for 2004) included elsewhere in this prospectus. We have derived the historical combined financial data as of June 30, 2004, April 30, 2005 and June 30, 2005 and for the six months, four months, and two months, respectively, then ended, from the unaudited combined financial statements (which were restated for the four month period ended April 30, 2005) included elsewhere in this prospectus, which reflect all adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of that information for the periods presented. We have derived the historical combined data as of October 31, 2000 and 2001 and for the fiscal years then ended, and the historical combined data as of December 31, 2001 and for the period from November 1, 2001 to December 31, 2001, from the unaudited combined financial statements of Westvaco Corporation, which are not included in this prospectus. Prior to the merger of Mead Corporation and Westvaco Corporation on January 29, 2002, the fiscal year end of Westvaco Corporation was October 31. During 2002, Westvaco Corporation changed its fiscal year end to December 31.

        The information set forth below should be read in conjunction with "Capitalization," "Unaudited Pro Forma Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements and the accompanying notes thereto included elsewhere in this prospectus.

	Predecessor
									Successor
	Fiscal year ended October 31,
				Year ended December 31,			Six Months ended June 30, 2004	Four Months ended April 30, 2005	Two Months ended June 30, 2005
			Period from November 1, 2001 to December 31, 2001(1)
	2000(1)	2001(1)		2002(2)	2003	2004
						(as restated)		(as restated)
	(dollars in thousands)
Statements of Operations Data:
Net sales	$864,997	$719,481	$101,299	$1,960,662	$1,988,917	$2,175,935	$1,055,413	$716,226	$351,681
Cost of sales	715,525	689,159	100,953	1,992,412	1,994,509	2,145,433	1,085,794	673,286	333,998
Selling, general and administrative expenses	47,030	46,933	7,293	133,371	135,600	129,240	63,314	39,493	19,627
Goodwill and asset impairment	—	—	—	11,508	—	238,047	—	—	—
Interest expense	3,264	2,820	327	8,223	10,297	9,241	4,716	20,557	38,124
Other (income) expenses, net	1,914	1,084	1,451	(3,062)	(4,079)	(3,559)	(1,797)	(1,253)	19,038

Income (loss) before income taxes, equity income from investee and cumulative effect of accounting change	97,264	(20,515)	(8,725)	(181,790)	(147,410)	(342,467)	(96,614)	(15,857)	(59,106)
Income taxes (benefit)	36,960	(7,796)	(3,316)	(74,751)	(51,928)	(39,492)	(36,558)	(7,459)	—
Equity income from investee (net of income tax expense)	—	—	—	4,589	2,115	1,784	1,044	681	550

Income (loss) before cumulative effect of accounting change,	60,304	(12,719)	(5,409)	(102,450)	(93,367)	(301,191)	(59,012)	(7,717)	(58,556)
Cumulative effect of accounting change (net of income tax benefit)	—	—	—	—	(408)	—	—	—	—

Net income (loss)	$60,304	$(12,719)	$(5,409)	$(102,450)	$(93,775)	$(301,191)	$(59,012)	$(7,717)	$(58,556)

	Predecessor
	Fiscal year ended October 31,								Successor
				Year ended December 31,
			Period from November 1, 2001 to December 31, 2001(1)				Six Months ended June 30, 2004	Four Months ended April 30, 2005	Two Months ended June 30, 2005
	2000(1)	2001(1)		2002(2)	2003	2004
						(as restated)		(as restated)
	(dollars in thousands)
Cash Flow Data:
Net cash provided by (used in) operating activities	$163,717	$60,134	$44	$146,665	$49,692	$240,315	$90,463	$1,602	$11,245
Net cash used in investing activities	(30,245)	(29,871)	(3,434)	(71,128)	(75,673)	(87,144)	(31,987)	(17,356)	(2,079,356)
Net cash (used in) provided by financing activities	(133,472)	(30,263)	3,390	(75,537)	25,981	(153,171)	(58,476)	15,754	2,068,647
Balance Sheet Data(3):
Working capital(4)	$79,854	$107,346	$112,336	$323,828	$371,552	$273,578	$315,494	$ n/a	$467,318
Property, plant and equipment, net	1,030,193	959,234	947,245	2,310,306	2,164,982	2,033,373	2,088,207	n/a	1,418,762
Total assets	1,166,875	1,137,576	1,127,971	3,203,024	3,097,288	2,646,887	2,996,979	n/a	2,355,528
Long-term debt, less current portion	39,910	34,745	17,500	172,055	145,035	145,035	145,035	n/a	1,800,934
Total debt	42,665	36,020	34,745	181,155	184,055	145,035	184,055	n/a	1,808,434
Combined equity	675,718	639,381	638,637	2,198,549	2,127,855	1,712,513	2,010,367	n/a	224,527
Other Financial Data:
Capital Expenditures	$30,695	$30,244	$3,743	$71,755	$78,071	$87,549	$32,087	$17,356	$12,160
	Predecessor							Combined Successor and Predecessor
	Fiscal year ended October 31,							Six Months ended June 30, 2005 Two Months ended June 30, 2005
				Year ended December 31,
			Period from November 1, 2001 to December 31, 2001(1)				Six Months ended June 30, 2004
	2000(1)	2001(1)		2002(2)	2003	2004
						(as restated)
Selected Operating Data:
Weighted average coated paper price	$956	$925	$892	$805	$789	$797	$769	$868
Coated paper volume sold (in thousands of short tons)	824	723	106	1,834	1,919	2,112	1,052	945

(1)
These unaudited financial statements were compiled using good faith estimates for certain components of the line items "cost of sales," "selling, general and administrative expenses" and "income taxes (benefit)" due to the unavailability of certain financial information needed to allocate corporate costs to the coated papers group of Westvaco Corporation. Had the missing data been available, such historical combined financial data may have been different.

(2)
On January 29, 2002, Mead Corporation and Westvaco Corporation merged, forming MeadWestvaco Corporation. The income statement data for 2002 was derived from the historical combined financial data of our predecessor, which includes approximately eleven months of Mead's paper group's results and twelve months of Westvaco's paper group's results.

(3)
Balance sheet data is as of the end of the applicable period.

(4)
Working capital is defined as current assets net of current liabilities, excluding the current portion of long term debt.

RATIO OF EARNINGS TO FIXED CHARGES

        The ratio of earnings to fixed charges presented below should be read together with our combined financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." In calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes, equity income from investee and cumulative effect of accounting change plus fixed charges and distributed income of equity investee. Fixed charges consist of interest on indebtedness plus the amortization of deferred debt issuance costs and that portion of lease rental expense representative of the interest element.

	Predecessor									Successor	Pro Forma
											For the year ended Dec. 31, 2004	For the Six Months ended June 30, 2005
	Fiscal year ended October 31,			Period from November 1, 2001 to December 31, 2001	Year ended December 31,			Six Months ended June 30, 2004	Four Months ended April 30, 2005	Two Months ended June 30, 2005
	2000		2001		2002	2003	2004
							(as restated)		(as restated)
Ratio of earnings to fixed charges(1):	18.2	x	—	—	—	—	—	—	—	—	—	—

(1)
Earnings were deficient to meet fixed charges by $20.5 million, $8.7 million, $174.2 million, $135.3 million, $330.2 million, $92.1 million, $13.8 million, $59.1 million, $413.2 million and $86.6 million in the fiscal year ended October 31, 2001, the period from November 1 to December 31, 2001, the year ended December 31, 2002, the year ended December 31, 2003, the year ended December 31, 2004, the six months ended June 30, 2004, the four months ended April 30, 2005, the two months ended June 30, 2005 and the year ended December 31, 2004 and the six months ended June 30, 2005, each on a pro forma basis, respectively (which were restated for the year ended December 31, 2004 and for the four months ended April 30, 2005).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations covers certain periods prior to the Transactions. Accordingly, the discussion and analysis of historical operations of our predecessor during the periods prior to the Transactions do not reflect the significant impact that the Transactions will have on us. You should read the following discussion together with the sections entitled "Summary Combined Historical and Pro Forma Financial Data," "Risk Factors," "Unaudited Pro Forma Combined Financial Statements," "Selected Financial Information and Other Data" and the combined financial statements included elsewhere in this prospectus. With respect to certain forward-looking statements contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations, see "Disclosure Regarding Forward-Looking Statements."

Overview

Company Background

        We are the largest coated paper manufacturer in North America based on production capacity. Coated paper is used primarily in media and marketing applications, including corporate annual reports, high-end advertising brochures, magazines and catalogs and direct mail advertising. Our largest product category is coated freesheet paper, which is used primarily for higher-end applications such as annual reports, brochures, coated labels and magazine covers. The remainder of our coated paper is coated groundwood paper, which is used primarily for catalogs, magazines and textbooks. We also produce carbonless copy paper for business forms, as well as uncoated paper, digital printing paper and market pulp, a component used in the manufacturing of paper.

The Transactions

        On January 14, 2005, Escanaba Timber and MeadWestvaco entered into the purchase agreement, pursuant to which NewPage Corporation and its subsidiaries acquired the coated and carbonless papers group of MeadWestvaco. The following events occurred simultaneously with the consummation of the Acquisition, which was completed on May 2, 2005:

  •
  NewPage Corporation and its subsidiaries paid approximately $2.08 billion for MeadWestvaco's coated and carbonless papers group, excluding fees and expenses and subject to the post-closing purchase price adjustments specified in the purchase agreement, of which $1.98 billion was paid in cash and $100.0 million was paid in the form of the Original Notes.

  •
  Escanaba Timber contributed $415.0 million of cash equity, as an investment in common stock, to NewPage Holding.

  •
  NewPage Holding issued an additional $25.0 million of the Original Notes for cash. NewPage Holding contributed the net cash proceeds from the Original Notes, together with the $415.0 million of cash contributed by Escanaba Timber, to NewPage Corporation, as an investment in the common stock of NewPage Corporation.

  •
  NewPage Corporation entered into two senior secured credit facilities, consisting of a $750.0 million senior secured term loan and a $350.0 million senior secured asset-based revolving credit facility.

  •
  NewPage Corporation issued $225.0 million of floating rate senior secured notes due 2012 and $350.0 million of 10% senior secured notes due 2012.

  •
  NewPage Corporation issued $200.0 million of 12% Senior Subordinated notes due 2013.

        On April 6, 2005, Cerberus entered into the Hedging Program with J. Aron & Company. Concurrently with the completion of the Transactions, Cerberus assigned all of its rights under the hedging agreement, which governs the Hedging Program, to NewPage Corporation, and NewPage Corporation assumed all of Cerberus' obligations, thereunder. For a further description of the terms and conditions of the Hedging Program, see "The Transactions—Hedging Program" and "—Hedging Program."

        The Acquisition is being accounted for using the purchase method of accounting and the assets acquired and the liabilities assumed are being accounted for at their fair market values at the date of consummation based on preliminary estimates. The final allocation of the purchase price may differ from the amount reflected in this prospectus, and that difference could be material.

Hedging Program

        The Hedging Program is a purchased basket of put options on a mix of natural gas, market pulp and the Euro. The Hedging Program is designed to help protect against decreases in the prices of coated paper by reference to the prices of natural gas and market pulp, and material decreases in the value of the Euro relative to the U.S. dollar, which together exhibited a correlation with the monthly average U.S. industry prices of coated paper grades No. 3 and No. 4 of 83% from December 1998 through January 2005 and 84% from January 2003 through January 2005. Accordingly, the Hedging Program is intended to help mitigate the adverse effect of a decline in North American coated paper prices. However, we can not assure you that the Hedging Program will actually protect us against any such price decreases or that the historical level of correlation will continue during the three-year period of the Hedging Program. For additional information concerning the Hedging Program, see "The Transactions—Hedging Program" and "Risk Factors—Our Hedging Program may not protect us from decreases in our coated paper prices."

Transition Services Agreements with MeadWestvaco

        MeadWestvaco is providing certain transition services to us pursuant to transition services agreements, covering support services for certain operating areas, including services related to finance, procurement and logistics, safety, health and environmental, and human resources. Generally, the transition services provided by MeadWestvaco end six months to one year after the completion of the Acquisition, but MeadWestvaco is obligated to negotiate in good faith to extend the term of the transition services if we timely request such an extension. In addition, MeadWestvaco has made its information technology systems, and certain intellectual property rights, available to us for up to 18 months from the completion of the Acquisition. We are in the process of migrating our international technology systems from MeadWestvaco to a stand-alone environment and on August 31, 2005, we entered into an agreement with Accenture to outsource our information technology and human resources services to Accenture. See "Business—Information Technology." We also provide services to MeadWestvaco under long-term service agreements related to certain operations being retained by MeadWestvaco at our Chillicothe, Ohio and Wickliffe, Kentucky facilities. These services are generally provided at our cost.

Selected Factors that Affect our Operating Results

  Net Sales

        Our net sales are a function of the number of tons of paper that we sell and the price at which we sell our paper. The coated paper industry is cyclical, which results in changes in both volume and price. Paper prices historically have been a function of macro-economic factors, such as supply and demand, that are largely out of our control. Price has historically been substantially more variable than volume and can change significantly over relatively short time periods. Coated paper purchases typically are made by customers pursuant to purchase orders on an as-needed basis, and generally are not made under contracts that provide for fixed prices or minimum volume commitments. Over the last five years, our weighted average coated paper prices have fluctuated from a high of $987 per ton to a low of $747 per ton, and during 2004 they ranged from $747 to $843 per ton. Our weighted average coated paper price for the six months ended December 31, 2004 was $825 per ton and our weighted average coated paper price for the first quarter of 2005 and for the second quarter of 2005 was $859 and $877 per ton, respectively. See "Our Industry" for a discussion of the market for coated paper, coated paper prices and factors that have historically affected prices and volumes in our industry.

        Our earnings are sensitive to price changes for our principal products, with price changes in coated paper having the greatest impact. To illustrate the dramatic impact that the market price of coated paper could have on our EBITDA, we present below a sensitivity analysis of EBITDA to various coated paper prices. Fluctuations in paper prices (and coated paper prices in particular) historically have had a direct impact on our EBITDA for several reasons:

  •
  Market prices for paper products are a function of supply and demand, factors over which we have limited control.

  •
  Market prices for paper products typically are not directly impacted by raw material costs or other costs of sales, and consequently we have limited ability to pass through increases in our costs to our customers absent increases in the market price.

  •
  The manufacturing of coated paper is highly capital-intensive and a large portion of our and our competitors' operating costs are fixed. Additionally, paper machines are large, complex machines that operate more efficiently when operated continuously. Consequently, both we and our competitors typically continue to run our machines whenever marginal sales exceed the marginal costs.

        The sensitivity analysis in the table below illustrates the impact that changes in our coated paper prices would have had on our Pro Forma EBITDA for 2004.

        The sensitivity analysis is based on the following:

  •
  Approximately 2.1 million tons of coated paper were sold during 2004, the actual volume of coated paper sold during 2004.

  •
  Pro Forma EBITDA is based on a price for our coated paper of $797 per ton, the actual weighted average price per ton for our coated paper during 2004.

  •
  Pro Forma Price-Adjusted EBITDA is based on various assumed prices per ton for our coated paper, as indicated in the table below. These assumed prices may not be indicative of future prices for our paper.

  •
  Pro Forma EBITDA and Pro Forma Price-Adjusted EBITDA were calculated using the actual price per ton and actual volume sold for all of our other products, including carbonless and uncoated paper and market pulp. Carbonless paper prices have historically been less variable than our coated paper prices, and in some cases prices are fixed by contract. Under some of these agreements, we have paid the customer an initial fee so that we can become that customer's sole supplier of carbonless paper. Carbonless paper comprised approximately 15% of our 2004 net sales, and because of competition from competing products and technologies, carbonless paper sales have been declining and we expect carbonless paper to contribute a smaller percentage of our net sales in the future. Uncoated paper and pulp prices historically have not materially impacted our EBITDA because uncoated paper and pulp have not comprised a material portion of our net sales. Uncoated paper and market pulp comprised approximately 8% of our 2004 net sales.

  •
  Pro Forma EBITDA and Pro Forma Price-Adjusted EBITDA were calculated using our actual expenses during 2004, as we do not believe that variations in our coated paper prices would have impacted our expenses. See "—Cost of Sales" for a discussion of our fixed and variable costs.

	Assumed Coated Paper Prices(1)
	(in millions, except for prices per ton)
	$753/ton(2)	$797/ton(3)	$859/ton(4)
Pro Forma EBITDA(5)	$(67,198)	$(67,198)	$(67,198)
Coated Paper Price Adjustment	(92,921)	—	130,934

Pro Forma Price-Adjusted EBITDA(6)	$(160,119)	$(67,198)	$63,736

(1)
The coated paper prices per ton presented in this table are not representative of all of our coated paper prices during 2004.

(2)
Represents our actual weighted average coated price for January 2004, which was our lowest weighted average price for coated paper during 2004. The price was calculated using the actual mix and volume of coated paper we sold in 2004.

(3)
Represents our actual weighted average price per ton for coated paper during 2004.

(4)
Represents our weighted average coated paper price per ton, calculated using our actual coated paper prices for March 2005 and our actual mix and volume for 2004. See "Prospectus Summary—Recent Developments" for further information concerning coated paper prices and volume.

(5)
Reflects EBITDA after giving effect to the Transactions as if they had occurred on January 1, 2004. For a discussion of how we calculate Pro Forma EBITDA see "Summary Historical and Pro Forma Combined Financial Data."

(6)
Pro Forma Price-Adjusted EBITDA has not been adjusted to include the following (in millions): (i) a $238.0 million elimination of historical goodwill through an impairment charge recorded by MeadWestvaco in the fourth quarter of 2004, (ii) a $3.1 million net reduction of salaries and estimated benefit costs comprised of the reduction of $4.5 million of salaries based upon the annual salaries of certain personnel terminated in 2004 adjusted to the month of termination, offset by $2.2 million of salaries of certain personnel hired in 2004 adjusted to the month of hire, collectively adjusted by estimated cost benefits of $0.8 million and (iii) $7.1 million of other costs incurred in 2004 that we do not expect to incur as a stand-alone business. These other costs included historical costs previously allocated to us by MeadWestvaco, net of additional stand-alone costs that we do not expect to incur as a stand alone business, which included, among other, legal costs of $2.2 million, engineering costs of $1.8 million and aviation costs of $1.1 million. However, we cannot assure you that we will not incur such expenses or any additional expenses as a stand-alone business.

        The foregoing sensitivity analysis illustrates the impact that certain changes in our coated paper prices would have had on our Pro Forma EBITDA for 2004. The sensitivity analysis is based on numerous price assumptions. The sensitivity analysis is presented for illustrative purposes and does not reflect our actual historical or future net sales, EBITDA or our future expenses or gross margins. In addition, the range of actual coated paper prices illustrated may not reflect actual coated paper prices in the future. If actual coated paper prices are lower, or if any of our other assumptions vary from what is presented, our EBITDA may be significantly lower than reflected in the sensitivity analysis. Accordingly, we cannot assure you that the information therein will be reflective of our results in 2005 or any other year and readers of this prospectus are cautioned not to place undue reliance on this information. See "Risk Factors—The sensitivity analysis contained in this prospectus is not a projection or prediction of our future performance and our actual results may differ significantly from the sensitivity analysis." Pro Forma EBITDA and Pro Forma Price-Adjusted EBITDA are presented above to show the dramatic effect that the market price of coated paper could have on those financial metrics. EBITDA is a primary component of certain covenants under our senior secured credit facility and is a basis upon which our management assesses liquidity. For further information about how we calculate EBITDA, see "Summary Historical and Pro Forma Combined Financial Data."

  Cost of Sales

        The principal components of our cost of sales are chemicals, timber, energy, labor, maintenance and depreciation, amortization and depletion. Commodity costs, which include chemicals, timber and energy, are the most variable component of our cost of sales, because the prices of many of the commodities that we use can fluctuate substantially, sometimes within a relatively short period of time. In addition, our aggregate commodity purchases fluctuate based on the volume of paper that we produce. We have limited ability to increase paper prices in the absence of an increase in the market price for paper. We do not track timber, energy or chemicals on a cost of sales basis, but instead track these costs on a cost of production basis. Cost of production is calculated using the cost for the number of tons of paper we produce instead of the cost for the number of tons of paper we sell.

        During 2004, our costs of production included $433.9 million for various chemicals used in the manufacturing of paper, $293.9 million for timber and $159.1 million for purchased energy.

        During the six months ended June 30, 2005, our costs of production included $238.4 million for various chemicals used in the manufacture of paper, $155.5 million for timber and $79.6 million for purchased energy. The weighted-average cost of sales per ton of paper and pulp sold in the second quarter of 2005 increased due to an increase in commodity costs during the second quarter mitigated realized from our productivity initiatives. Variations in the cost of chemicals, timber and energy are discussed below.

        From time to time in the past, we entered into forward or long-term contracts for some of our chemicals, timber and energy, which reduced our exposure to short-term fluctuations in the prices of these commodities. In addition, in connection with the Acquisition, we entered into the Hedging Program, which is intended to help mitigate the adverse effect of a decline in North American coated paper prices. The Hedging Program is a purchased basket of put options on a mix of natural gas, market pulp and the Euro. The Hedging Program is designed to help protect against decreases in the market price of coated paper by reference to the prices of natural gas and market pulp, and material decreases in the value of the Euro relative to the U.S. dollar, which together exhibited a correlation with the monthly average U.S. industry prices of coated paper grades No. 3 and No. 4 of 83% from December 1998 through January 2005 and 84% from January 2003 through January 2005. We elected to not use hedge accounting treatment under SFAS No. 133 and all changes in value will be recorded through our income statement each period, which may result in significant variability in earnings from period to period. See "Risk Factors—Our Hedging Program may not protect us from decreases in our coated paper prices" and "The Transactions—Hedging Program."

        Chemicals.    During 2004, our aggregate cost for chemicals amounted to $433.9 million, or $167 per ton of paper we produced. During 2004, the actual cost of chemicals per ton of paper we produced varied from an average high of $168 for the first quarter to an average low of $163 for the second quarter. During the six months ended June 30, 2005, our aggregate cost of chemicals amounted to $238.4 million or $181 per ton of paper we produced. The price for the largest component of our chemical costs, latex, has historically been volatile, fluctuating with the price of crude oil. The price of latex has significantly increased during the six months ended June 30, 2005 as compared to the six months ended June 30, 2004, and we expect the price of latex to remain volatile throughout the remainder of 2005.

        Timber.    During 2004, we purchased 8.1 million tons of timber at a weighted average cost of $31 per ton. During 2004, the actual price of timber varied from an average high of $33 per ton for the fourth quarter of 2004 to an average low of $30 per ton for the third quarter. During the six months ended June 30, 2005, we purchased 3.9 million tons of timber at a weighted average cost of $35 per ton.

        Energy.    We produce a large portion of our energy requirements, purchasing only approximately 43% of our 2004 energy needs from third-party suppliers. The energy we purchase from third-party suppliers consists of electricity and fuel used by us to create some of our own energy, primarily consisting of natural gas and coal. During 2004, our aggregate third-party energy costs, including direct energy costs and costs of fuel used to create our own energy, were $159.1 million. Electricity, natural gas and coal represented approximately 30%, 28% and 26%, respectively, of our total third-party energy costs during 2004. During 2004, we purchased 1.1 million Mkwh of electricity for $46.6 million, 7.3 million mcf of natural gas for $44.6 million and 1.0 million tons of coal for $40.3 million. The average price of electricity varied from an average high of $41.88 per Mkwh for the fourth quarter of 2004 to an average low of $39.20 per Mkwh for the first quarter of 2004. The average price of natural gas varied from an average high of $6.57 per mcf for the fourth quarter of 2004 to an average low of $5.80 per mcf for the second quarter of 2004. The average price of coal varied from an average high of $41.13 per ton for the third quarter of 2004 to an average low of $37.13 per ton for the second quarter of 2004.

        During the six months ended June 30, 2005, our aggregate third-party energy costs, including direct energy costs and costs of fuel used to create our own energy, were $79.6 million. Electricity, natural gas and coal represented approximately 27%, 26% and 29%, respectively, of our total third-party energy costs during the first half of 2005. Energy and chemical costs have increased substantially over the last several months and are expected to remain volatile for the foreseeable future.

        Labor costs.    Labor costs include wages, salary and benefit expenses attributable to our mill personnel. Mill employees at a non-managerial level are compensated on an hourly basis in accordance with our union contracts. Management employees at our mills are compensated on a salaried basis. Wages, salary and benefit expenses for our personnel at our headquarters and our sales force are included in selling, general and administrative expense, instead of cost of sales. Wages, salary and benefit expenses, which totaled $455.0 million during 2004, do not vary significantly over the short term. The size of our hourly labor force is not expected to increase. In addition, we have not experienced significant labor shortages.

        Maintenance.    Maintenance expense includes day-to-day maintenance, equipment repairs and larger maintenance projects, such as paper machine shutdowns for annual maintenance. Day-to-day maintenance expenses have not varied significantly from year to year. Larger maintenance projects and equipment expenses can produce year to year fluctuations in our maintenance expenses. Maintenance at our mills totaled approximately $226 million, $246 million and $249 million in 2004, 2003 and 2002, respectively. Maintenance expense at our mills totaled $119.3 million in the six months ended June 30, 2005.

        Depreciation, amortization and depletion.    Depreciation, amortization and depletion expense for our assets associated with our mill operations is included in cost of sales. Depreciation and amortization expense for our assets associated with our non-mill related assets is included in selling, general and administrative expense. The depletion expense portion of our cost of sales relates to the depletion of capitalized timber assets that we purchase. We have supply agreements with several of our carbonless paper customers. Under some of these agreements, we have paid the customer an initial fee so that we can become that customer's sole supplier of carbonless paper. This fee is amortized over the life of the agreement, typically three to five years. During 2004, our depreciation, amortization and depletion expenses totaled $229.8 million, $213.0 million of which is included in cost of sales. During the six months ended June 30, 2005, our depreciation, amortization and depletion expenses totaled $103.7 million, of which $100.4 million is included in cost of sales.

        Under purchase accounting, the total Acquisition consideration is being allocated to our assets and liabilities based upon management's preliminary estimates of fair value. The final allocation of the acquisition consideration will be based upon management's consideration of a final valuation analysis prepared by an independent valuation firm. Any adjustments based on that final valuation may change the allocations of the acquisition consideration, which could affect the fair value assigned to the assets and liabilities and could result in a change in our financial data.

  Selling, General and Administrative ("SG&A") Expenses

        The principal components of our SG&A expenses are wages, salaries and benefits for our office personnel at our headquarters and our sales force, travel and entertainment expenses, advertising expenses, expenses relating to our information technology systems and research and development expenses. Our SG&A expenses (excluding one-time costs related to the Acquisition) have not historically fluctuated significantly from year to year. We expect that our SG&A expenses will decrease as compared to prior to the Acquisition as a result of the elimination of corporate allocations that were charged to us by MeadWestvaco prior to the Acquisition that are not related to our business as a stand-alone company, partially offset by an increase in SG&A expenses that we expect to incur directly as a stand-alone company, such as costs for information, technology, legal and finance support and human resources. In addition, we increased the use of incentive based compensation for our management, which more closely ties a portion of their compensation to the achievement of performance targets.

  Taxes

        For all periods presented, the predecessor was included in the consolidated income tax returns of MeadWestvaco. In the historical financial statements included in this prospectus, income taxes have been presented based on a calculation of the income tax benefit we would have generated if we had operated as a separate taxpayer. However, pursuant to the Acquisition purchase agreement, any prior tax benefits were retained by MeadWestvaco. Income taxes have been provided for all items included in the statements of income included herein, regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded. For Federal income tax purposes, the Acquisition is being treated as an asset purchase and we generally will have a tax basis in the acquired assets equal to the purchase price.

Results of Operations

        The following table sets forth our historical results of operations for the periods indicated below:

	Predecessor										Successor
	Year ended December 31,
	2002	% of Net sales	2003	% of Net sales	2004	% of Net sales	Six Months ended June 30, 2004	% of Net sales	Four Months ended April 30, 2005	% of Net sales	Two Months ended June 30, 2005	% of Net Sales
	(dollars in thousands)
					(as restated)				(as restated)
Net sales	$1,960,662	100.0%	$1,988,917	100.0%	$2,175,935	100.0%	$1,055,413	100.0%	$716,226	100.0%	$351,681	100.0%
Cost of sales	1,992,412	101.6%	1,994,509	100.3%	2,145,433	98.6%	1,085,794	102.9%	673,286	94.0%	333,998	95.0%
Selling, general and
administrative expenses	133,371	6.8%	135,600	6.8%	129,240	5.9%	63,314	6.0%	39,493	5.5%	19,627	5.6
Goodwill and asset
impairment	11,508	0.6%	—	—	238,047	10.9%	—	—	—	—	—	—
Interest expense	8,223	0.4%	10,297	0.5%	9,241	0.4%	4,716	0.5%	20,557	2.9%	38,124	10.8
Other (income) expense, net	(3,062)	(0.2)%	(4,079)	(0.2)%	(3,559)	(0.1)%	(1,797)	(0.2)%	(1,253)	(0.2)%	19,038	5.4%

Income (loss) before income taxes, equity income from investee and cumulative effect of accounting change	(181,790)	(9.2)%	(147,410)	(7.4)%	(342,467)	(15.7)%	(96,614)	(9.2)%	(15,857)	(2.2)%	(59,106)	(16.8)%
Income tax (benefit)	(74,751)	(3.8)%	(51,928)	(2.6)%	(39,492)	(1.8)%	(36,558)	(3.5)%	(7,459)	(1.0)%	—	0.0
Equity income from investee (net of income tax expense)	4,589	0.2%	2,115	0.1%	1,784	0.1%	1,044	0.1%	681	0.1%	550	0.2

Income (loss) before cumulative effect of accounting change	(102,450)	(5.2)%	(93,367)	(4.7)%	(301,191)	(13.8)%	(59,012)	(5.6)%	(7,717)	(1.1)%	(58,556)	(16.6)%
Cumulative effect of accounting change (net of income tax benefit)	—	—	(408)	—	—	—	—	—	—	—	—	—

Net income (loss)	$(102,450)	(5.2)%	$(93,775)	(4.7)%	$(301,191)	(13.8)%	$(59,012)	(5.6)%	$(7,717)	(1.1)%	$(58,556)	(16.6)%

2005 First Half Compared to 2004 First Half

        Net sales.    Net sales for the first half of 2005 were $1,067.9 million compared to $1,055.4 million for the first half of 2004, an increase of 1.2%. The increase was largely the result of an increase in average coated paper prices from $769 per ton in the first half of 2004 to $868 per ton in the first half of 2005. This increase was partially offset by decreases in coated paper sales volume from 1,052,000 tons in the first half of 2004 to 945,000 tons in the first half of 2005. The decrease in coated paper sales volume was largely caused by a decrease in industry demand, which we believe was due to lower advertising spending and customer inventory reductions, and by a management decision to decrease export sales and to discontinue sales of certain low margin paper sold during the first half of 2004.

        Cost of sales.    Cost of sales for the first half of 2005 was $1,007.3 million compared to $1,085.8 million for the first half of 2004, a decrease of 7.2%. The decrease was primarily attributable to lower coated paper sales volume in the first half of 2005 and lower depreciation, amortization and depletion expense offset by higher costs of timber, energy, and chemicals. Depreciation, amortization and depletion expense decreased to $103.7 million in the first half of 2005 from $113.5 million for the first half of 2004 as a result of lower asset bases assigned to property, plant and equipment after the acquisition. Timber costs increased due to higher logistics costs for deliveries to the mills and logging expenses, caused primarily from higher fuel costs. In addition, cost for timber purchased by our mill in Escanaba, Michigan was higher as a result of increased demand for the regional timber supply as a result of new buyers competing with the existing buyers. The increase in the cost of chemicals was primarily driven by increases in latex prices, which historically have been volatile, fluctuating with the price of crude oil.

        Gross margin.    Our gross margin for the first half of 2005 improved to 5.7%, compared to (2.9)% for the first half of 2004. This was due to higher sales prices, product mix improvements and cost reduction programs offset by higher timber, energy, and chemical costs and slightly more market-related downtime. We improved product and customer mix by selling a more profitable mix of products to existing customers, decreasing export sales and discontinuing sales of certain low margin paper sold during the first half of 2004. During the first half of 2005 we took market-related downtime of 19,000 tons of coated paper and 9,000 tons of carbonless paper compared to market-related downtime in the first half of 2004 of 27,000 tons of coated paper and 10,000 tons of carbonless paper.

        Cost of production.    During the first half of 2005 and 2004, our costs of production included $238.4 million and $212.7 million for various chemicals used in the manufacturing of paper, approximately $155.5 million and $147.6 million for timber and approximately $79.6 million and $69.5 million for purchased energy. During the first half of 2005 and 2004, our aggregate cost of chemicals amounted to $181 and $166 per ton of paper we produced. During the first half of 2005, we purchased 3.9 million tons of timber at a weighted-average cost of $35 per ton. During the first half of 2004, we purchased 4.1 million tons of timber at a weighted-average cost of $30 per ton. Electricity, natural gas and coal represented approximately 27%, 26% and 29%, respectively, of our total third-party energy costs during the first half of 2005.

        Maintenance expense.    Maintenance expenses at our mills totaled $119.3 million and $114.6 million in the first half of 2005 and 2004. In conjunction with our annual maintenance shutdowns, we have incidental incremental costs for the first half of 2005 and 2004 of $7.4 million and $10.1 million that are primarily comprised of unabsorbed fixed costs from lower production volumes and other incremental costs for purchased materials and energy that would otherwise be produced as part of normal operations of our mills.

        Selling, general and administrative.    Selling, general and administrative expenses were $59.1 million for the first half of 2005 compared to $63.3 million for the first half of 2004, a decrease of 6.6%. The decrease was a result of the elimination of corporate allocations that were charged to us by MeadWestvaco that are not related to our business as a stand-alone company, partially offset by an increase in SG&A expenses that we incurred directly as a stand-alone company, such as the costs for information technology, legal and finance support and human resources. In addition, we incurred transitional costs of $2.0 million relating to the setup of our business as a stand-alone business, including professional services and consulting costs related to information technology, human resources and finance. As a percentage of net sales, selling, general and administrative expenses decreased in the first half of 2005 to 5.5% from 6.0% in the first half of 2004.

        Other (income) expense.    Other (income) expense for the first half of 2005 primarily consists of an unrealized loss of $20.0 million determined based on the mark-to-market value of a purchased option contract that we elected to not apply hedge accounting treatment. The remaining amounts consist primarily of agent commissions for fiber sales.

2004 Compared to 2003

        Net sales.    Net sales for 2004 were $2.18 billion compared to $1.99 billion for 2003, an increase of 9.4%. The increase was largely the result of increased demand for coated paper throughout most of 2004 and, to a lesser extent, coated paper price increases beginning late in the second quarter. Coated paper tons sold increased from 1.9 million tons to 2.1 million tons, or 10.1%. The average price per ton for coated paper increased from $789 per ton in 2003 to $797 per ton in 2004, or 1.0%. During 2004, the prices for our coated paper fluctuated significantly, averaging $769 per ton on a weighted average basis during the first half of the year and rising to a weighted average of $825 per ton during the second half of the year. During 2003, the weighted average prices for our coated paper were $811 per ton during the first half of the year and fell to a weighted average price of $770 per ton during the second half of the year.

        Cost of sales.    Cost of sales for 2004 was $2.15 billion compared to $1.99 billion for 2003, an increase of 7.6%. The increase was primarily attributable to higher sales volume. Our gross margin for 2004 improved to 1.4%, an increase of 1.7% over 2003, due to savings from cost reductions programs, product mix improvements and less market downtime. Market-related downtime was lower due to order backlogs and strong customer demand. We believe that market-related downtime in 2004, most of which occurred in the first quarter, reduced our production by 38,000 tons. We believe that market-related downtime in 2003 reduced our production by 61,000 tons.

        Selling, general and administrative.    Selling, general and administrative expenses were $129.2 million for 2004 compared to $135.6 million for 2003, a decrease of 4.7%. Restructuring expenses relating to the 2002 merger of Mead and Westvaco were higher in 2003. As a percentage of net sales, selling, general and administrative expenses decreased in 2004 to 5.9% from 6.8% in 2003. This decrease, as a percentage of net sales, was principally due to the restructuring expenses in 2003 relating to the merger of Mead and Westvaco, offset in part by increased sales volume in 2004.

        Goodwill and asset impairment (as restated).    We recorded a pretax impairment charge of $238.0 million for an impairment of goodwill in the fourth quarter of 2004, which resulted from the merger of Mead and Westvaco in January 2002.

        Interest expense.    Interest expense for 2004 decreased to $9.2 million from $10.3 million for 2003. The $1.1 million decrease in interest expense was the result of retiring several fixed rate bond issues related to the Luke, Maryland mill.

        Other income, net.    Other income, net for 2004 decreased to $3.6 million from $4.1 million for 2003. Other income, net consisted principally of net gains or losses on sales of real estate and other assets as well as sales agent commissions. The decrease in other income in 2004 was primarily due to net losses on certain real estate and asset sales.

        Equity income from investee.    Equity income from investee for 2004, on a pretax basis, decreased to $2.8 million from $3.3 million for 2003. This item represents income from our minority ownership interest in the Rumford Cogeneration Company, L.P, a joint venture created to generate power for us and for third-party sale. Our income from this investment decreased in 2004 due to higher coal and biomass costs. As a result of the expiration of a power rate agreement between Rumford Cogeneration Company and Central Maine Power at the end of 2005, power rates from the Rumford facility will decrease to fair market value; accordingly, after 2005, we expect equity income from investee to be lower than it was in 2004.

        Effective tax rate.    The effective tax rate for 2004 decreased to approximately 11.3% from 35.2% for 2003. The effective tax rate decreased in 2004 primarily as a result of a nondeductible goodwill charge to earnings in 2004 of $238.0 million and the establishment of valuation allowances against state income tax carry-forward benefits in 2004. Without the goodwill and valuation allowance effects in

2004, the annual effective tax rates for 2003 and 2004 were higher than the statutory rate due to the composition and mix of our earnings and losses in certain domestic tax jurisdictions.

2003 Compared to 2002

        Net sales.    Net sales for 2003 were $1.99 billion compared to $1.96 billion for 2002, an increase of 1.4%. Results of operations for 2002 included Westvaco's results of operations for the entire year and Mead's results of operations for the period beginning on January 29, 2002, following the merger of Mead and Westvaco, and ending on December 31, 2002. Net sales increased slightly in 2003 as a result of the inclusion of Mead's results of operations for the full year, offset partially by lower coated paper pricing.

        Cost of sales.    Cost of sales for both 2003 and 2002 was $1.99 billion. Notwithstanding increased sales volume in 2003 and the inclusion of the Mead business for the entire year in 2003, cost of sales remained constant due to a decrease in market-related downtime in 2003. Market-related downtime for 2003 was approximately 61,000 tons, compared to downtime in 2002 of approximately 92,000 tons.

        Selling, general and administrative.    Selling, general and administrative expenses were $135.6 million in 2003 and $133.4 million in 2002, an increase of 1.7%. These expenses were slightly higher in 2003 as a result of the inclusion of Mead's selling, general and administrative expenses for the entire year, offset partially by decreases in salary and benefit expenses resulting from fewer employees in 2003. Selling, general and administrative costs as a percentage of net sales, before restructuring costs, were 6.8% for both 2003 and 2002.

        Interest expense.    Interest expense for 2003 increased to $10.3 million from $8.2 million for 2002. The $2.1 million increase in interest expense was the result of the refinancing of $125.3 million of floating rate bonds with fixed rate instruments due June 2002.

        Other income, net.    Other income, net for 2003 increased to $4.1 million from $3.1 million for 2002. The increase in other income was primarily due to net gains on real estate and asset sales compared to net losses on real estate and asset sales in 2002, as well as increases in pulp sales commissions earned by us in 2003.

        Equity income from investee.    Equity income from investee, which relates to our minority ownership interest in the Rumford Cogeneration Company, decreased from $7.8 million in 2002 to $3.3 million in 2003. The reduction was primarily due to the shortening of the estimated useful life of the Rumford cogeneration facility, which caused depreciation to increase in 2003.

        Effective tax rate.    The effective tax rate for 2003 decreased to approximately 35.2% from 41.1% for 2002. The effective tax rate decreased in 2003 primarily as a result of the establishment of valuation allowances against state income tax carry-forward benefits in 2003. Excluding the valuation allowances, the annual effective tax rates for 2003 and 2002 were higher than the statutory rate due to the composition and mix of earnings and losses in certain domestic tax jurisdictions.

Segment Data

        The following table sets forth historical net sales and segment profit (loss) for our coated and carbonless paper segments for 2002, 2003, 2004 and for the six months ended June 30, 2004 and 2005.

	Year ended December 31,				Six Months ended June 30,
	2002	2003	2004		2004	2005
			(as restated)			(as restated)
	(dollars in millions)
Net sales:
Coated	$1,597.9	$1,602.7	$1,778.6		$857.1	$860.0
Carbonless	362.8	386.3	397.3		198.3	207.9

Consolidated	$1,960.7	$1,989.0	$2,175.9		$1,055.4	$1,067.9

Segment profit (loss) (excluding taxes):
Coated	$(144.5)	$(110.9)	$(300.8	)(1)	$(68.9)	$19.5
Carbonless	$(29.5)	$(33.2)	$(38.9)		$(26.1)	$(17.0)

(1)
Includes a $238.0 million goodwill impairment charge.

        Coated Paper

        Net sales.    Net sales for the coated paper segment were $860.0 million for the first half of 2005, compared to $857.1 million for the first half of 2004, an increase of 0.3%. The increase was due to an increase in coated paper prices offset in part by a decrease in sales volume. Average coated paper prices rose from $769 per ton in the first half of 2004 to $868 per ton in the first half of 2005; coated paper volumes decreased from 1,052,000 tons in the first half of 2004 to 945,000 tons in the first half of 2005. The decrease was largely driven by a fall off in industry demand, which we believe was due to lower advertising and promotional spending and customer inventory reductions, and by a management decision to decrease export sales and to discontinue sales of certain low margin paper sold during the first half of 2004.

        Net sales for the coated paper segment were $1.8 billion for 2004, compared to $1.6 billion for 2003, an increase of 11%. The increase was due to an increase in coated paper shipments as well as the impact of higher selling prices beginning late in the second quarter of 2004. Coated paper tons sold increased from 1.9 million tons to 2.1 million tons, an increase of 10.1%, and the average price per ton for coated paper increased from $789 per ton in 2003 to $797 per ton in 2004. The increase in average price per ton was driven in part by initiatives to improve our product mix. During 2004, the prices for our coated paper fluctuated significantly, averaging $769 per ton on a weighted average basis in the first half of the year and rising to a weighted average of $825 per ton during the second half of the year. During 2003, the weighted average price for our coated paper were $811 per ton during the first half of the year and fell to a weighted average price of $769 during the second half of the year.

        Net sales for the coated paper segment were $1.6 billion for both 2003 and 2002. Coated paper tons sold increased from approximately 1.8 million tons to approximately 1.9 million tons, an increase of 4.6%, and the average price per ton for coated paper decreased from $805 per ton in 2002 to $789 per ton in 2003.

        Segment profit (loss).    The coated paper segment profit was $19.5 million in the first half of 2005 versus a loss of $68.9 million in the first half of 2004. The increase in segment profitability was primarily due to improved pricing and product mix, cost improvement programs, and 19,000 tons of market-related downtime in the first half of 2005 compared to 27,000 tons of market-related downtime in the first half of 2004 offset in part by lower sales volumes and increased costs for chemicals, timber and energy. Depreciation, depletion and amortization for the coated paper segment were $87.1 million and $89.7 million for the first half of 2005 and 2004.

        The loss for the coated paper segment in 2004 was $300.8 million, which included a fourth quarter charge of $238.0 million for goodwill impairment, compared to a loss of $110.9 million for 2003. The goodwill impairment charge was the primary reason for the segment loss increase in 2004. Excluding the goodwill impairment charge, the segment loss decreased, primarily due to increased volume, paper price increases, reduced maintenance costs at our mills and the reduction in market-related downtime, partially offset by higher costs for wood, energy and chemicals, as well as increased freight and other costs of sales. The costs for wood, energy and chemicals are calculated on a cost of production basis, rather than a cost of sales basis.

        The coated paper segment incurred a loss of $110.9 million for 2003 compared to a $144.5 million loss for 2002, a decrease of 23.3%. The decrease was due to savings resulting from the merger of Mead and Westvaco and an increase in volume, and was offset in part by price reductions during 2003, the cost of sales for 2002 only including the Mead business for the period following the merger and less market-related downtime during 2003. The average price per ton for coated paper decreased from $805 per ton in 2002 to $789 per ton in 2003.

  Carbonless Paper

        Net sales.    Net sales for the carbonless paper segment increased to $207.9 million in the first half of 2005 from $198.3 million in the first half of 2004, an increase of 4.8%. The sales increase was driven by an increase in sales prices, increased export sales and an increase in uncoated volume offset by lower volumes of carbonless paper. The average price per ton of paper for this segment increased slightly from $1,245 per ton in the first half of 2004 to $1,258 per ton in the first half of 2005 an increase of 1.1%.

        Net sales for the carbonless paper segment increased to $397.3 million in 2004 from $386.3 million for 2003, an increase of 2.8%. The improvement was due to higher selling prices and a reduction in market-related downtime. The average price per ton of paper for this segment increased from $1,209 per ton in 2003 to $1,240 per ton in 2004, an increase of 2.6%.

        Net sales for the carbonless paper segment were $386.3 million in 2003, compared to $362.8 million in 2002, an increase of 6.5% caused mainly by volume increases in 2003 of paper sold by our carbonless paper segment, which were mainly due to the inclusion of a full year of results of Mead in 2003.

        Segment loss.    The carbonless segment incurred a loss of $17.0 million in the first half of 2005, compared to a loss of $26.1 million in the first half of 2004. The decrease in the segment loss during the first half of 2005 was largely due to lower depreciation, amortization and depletion expense for the two months subsequent to the acquisition and productivity initiatives that were not in place during the first half of 2004. We took market-related downtime in the first half of 2005 of 9,000 tons compared to 10,000 tons of market-related downtime in the first half of 2004.

        The carbonless segment incurred a loss of $38.9 million in 2004, compared to a loss of $33.2 million in 2003. The increase in the segment loss during 2004 compared to 2003, was largely due to an increase in research and development costs ($4.7 million), which was offset in part by the reduction in market-related downtime.

        The carbonless paper segment incurred a loss of $33.2 million in 2003, compared to a loss of $29.5 million for 2002. The increased loss was mainly due to a weighted average decrease in the price of carbonless paper from $1,532 per ton in 2002 to $1,487 per ton in 2003.

Effects of Inflation

        Our commodity costs, including the prices of chemicals, timber and energy that we purchase, can fluctuate substantially, sometimes within a relatively short period of time, and can have a material effect on our business, financial condition and results of operations. However, during the last three years, we believe that general inflation has not had a material effect on our business, financial condition or results of operations. We cannot, however, assure you that we will not be affected by general inflation in the future. For a more detailed discussion of the impact of our commodity costs on our results of operations, see "—Selected Factors that Affect our Operating Results—Cost of Sales."

Seasonality

        We are exposed to fluctuations in quarterly sales volumes and expenses due to seasonal factors. These seasonal factors are common in the coated paper industry. The first quarter is typically a light sales volume quarter with some inventory build in anticipation of maintenance outages to be taken in the second quarter and higher sales volumes in the third quarter. Our second quarter typically begins to build to higher sales rate and is our quarter with the highest maintenance spending as a result of scheduled annual maintenance shutdowns. While we expect this pattern to continue, the second quarter of 2005 was atypical with lower demand than the first quarter of 2005. Our third quarter is typically our strongest quarter, reflecting a substantial increase in sales volume as printers prepare for year-end holiday catalogs and advertising. Our accounts receivable and payable generally peak in the third quarter, while inventory generally peaks in the second quarter in anticipation of third quarter season. The fourth quarter is typically our second strongest sales quarter as printing for year-end holidays continues. We expect these trends to continue for the foreseeable future.

Liquidity and Capital Resources

        Historically, we financed our capital expenditure and working capital requirements through a combination of cash flows from operating activities and capital contributions from MeadWestvaco.

        We expect that cash generated from operating activities and availability under our revolving senior secured credit facility will be our principal sources of liquidity. Based on our current level of operations, we believe our cash flow from operations and available borrowings under our revolving senior secured credit facility will be adequate to meet our liquidity needs for at least the next twelve months. We cannot assure you, however, that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our senior secured credit facilities in an amount sufficient to enable us to repay our indebtedness, including the New Notes, or to fund our other liquidity needs. See "Risk Factors—Servicing our indebtedness will require a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations."

Cash Flows

        Cash flows provided by operating activities was $12.8 million in the first half of 2005 compared to $90.5 million generated in the first half of 2004. This decrease in cash flow from operations was primarily caused by an increase in inventory in the first half of 2005 compared to a decrease in inventory levels during the first half of 2004. The increase in inventory in the first half of 2005 was largely driven by a combination of lower sales volume and good manufacturing performance compared to the same period in the prior year. An increase in inventory in the first half of any year is common as the Company prepares for the historically stronger sales demand in the third quarter. In addition, in the first half of 2004, market downtime largely contributed to the inventory decrease.

        Operating activities generated cash flows of $240.3 million in 2004 compared to $49.7 million in 2003 and $146.7 million in 2002. The increase in cash flow generated from operations during 2004 was caused by improved accounts receivable collections, increased accounts payables, reductions in finished goods inventory, increased net sales and less market-related downtime. The decrease in cash flow generated from operations during 2003 was primarily caused by an increase in inventory in 2003 as compared to 2002.

        Cash flows used in investing activities for the first half of 2005 were $2,096.7 million, of which $17.3 million was used during the four months ended April 30, 2005 and $2,079.4 million was used during the two months ended June 30, 2005, compared to $32.0 million used for the first half of 2004. Prior to the consummation of the Transactions, cash flows used in investing activities consisted primarily of capital expenditures. See "—Capital Expenditures." During the two months ended June 30, 2005, after the consummation of the Transactions, the cash flows used in investing activities included the purchase price and costs associated with the Acquisition. See "The Transactions."

        Cash flows used in investing activities for 2004 were $87.1 million for 2004 compared to $75.7 million for 2003 and $71.1 million for 2002. Cash flows used in investing activities consisted primarily of capital expenditures. See "—Capital Expenditures."

        Cash flows from financing activities generated $2,084.4 million for the first half of 2005, of which $15.7 million was generated during the four months ended April 30, 2005 and $2,068.7 million was generated during the two months ended June 30, 2005, compared to $58.5 million used the first half of 2004. Prior to the consummation of the Transactions, no cash was held at the coated and carbonless papers group level. Therefore, for the first half of 2004 and for the four months ended April 30, 2005, cash flows from financing activities were primarily due to net transfers from/to MeadWestvaco. During the two months ended June 30, 2005, after the consummation of the Transactions, cash flows from financing activities primarily included the cash received upon issuance of the indebtedness, including the Original Notes and the NewPage Notes, associated with the Transactions. See "The Transactions."

        Cash flows used in financing activities were $153.2 million in 2004 as compared to net cash provided from financing activities of $26.0 million in 2003 and net cash used in financing activities of $75.5 million in 2002. No cash was held at the coated and carbonless papers group level. Cash flows from financing activities primarily were due to net transfers from/to MeadWestvaco.

Capital Expenditures

        Capital expenditures were $29.5 million and $87.5 million in the first half of 2005 and the fiscal year ended December 31, 2004, respectively, consisting of asset and machine maintenance, environmental projects and capital improvements. Capital expenditures for the year ended December 31, 2004 include the installation of a new carbonless coater at our Chillicothe, Ohio mill and a machine upgrade at our Wickliffe, Kentucky mill. Aggregate capital expenditures in 2005 are expected to be approximately $85.0 million and are expected to consist of maintenance capital projects, environmental projects and capital improvements, such as a paper machine rebuild at our mill in Luke, Maryland. The increase in our planned capital expenditures for 2005 as compared to 2004 primarily is due to additional environmental maintenance projects relating to our implementation of the Cluster Rule issued by the EPA in 1998. See "Business—Environmental and Other Governmental Regulations." Excluding any voluntary capital improvement projects that we may decide to undertake in 2006, we do not expect that our 2006 capital expenditures will vary significantly from our historical capital expenditure trends.

Debt and Other Obligations

        Concurrently with the completion of the Acquisition, we entered into our senior secured credit facilities. Our senior secured credit facilities include a $750.0 million term loan, maturing in 2011, and up to $350.0 million in available revolving loan borrowings, maturing in 2010. We drew $175.4 million from the revolving portion of our senior secured credit facilities at the completion of the Acquisition.

As of June 30, 2005, based on our borrowing base availability on that date, we would have had $145.1 million of additional availability under our revolving senior secured credit facility, net of outstanding letters of credit of $9.8 million. In addition, we may be required to post letters of credit or other financial assurance obligations with our energy and other suppliers because we are a new company. Our senior secured credit facilities contain customary financial and other covenants, including minimum interest coverage and fixed charge coverage ratios and maximum total debt and senior debt to EBITDA ratios. Our senior secured credit facilities also place certain restrictions on our ability to make capital expenditures. See "Description of Certain Indebtedness."

        The revolving senior secured term loan facility has a first lien on NewPage Corporation's and its guarantor domestic subsidiaries' cash, deposit accounts, accounts receivable inventory and intercompany debt owed to NewPage Holding, NewPage Corporation and its guarantor domestic subsidiaries. The term loan has a first lien on the capital stock of NewPage Corporation, the capital stock of its guarantor domestic subsidiaries, 65% of the stock of its foreign subsidiaries, if any, and all of its assets and the assets of its guarantor domestic subsidiaries, other than cash, deposit accounts, accounts receivable, inventory and intercompany debt owed to NewPage Holding, NewPage Corporation and its guarantor domestic subsidiaries. It also has a second lien on NewPage Corporation's and its guarantor domestic subsidiaries' cash, deposit accounts, accounts receivable, inventory, and intercompany debt owed to NewPage Holding, NewPage Corporation and its guarantor domestic subsidiaries. The senior secured notes have a second lien on all of NewPage Corporation's assets and the assets of its guarantor domestic subsidiaries other than the capital stock of its guarantor domestic subsidiaries, intercompany debt owed to NewPage Holding, NewPage Corporation and its guarantor domestic subsidiaries, cash, deposit accounts, accounts receivable and inventory. For more information regarding our senior secured credit facilities, see "Description of Certain Indebtedness."

        Concurrently with the completion of consummation of the Acquisition, NewPage Corporation issued the floating rate senior secured notes due 2012, the 10% senior secured notes due 2012 and the 12% senior subordinated notes due 2013. The 2012 senior secured notes and the related subsidiary guarantees are secured equally and ratably by second priority liens on substantially all of the assets of NewPage Corporation and its subsidiaries, other than cash deposit accounts, accounts receivables, inventory, the stock of NewPage Corporation's subsidiaries and intercompany debt. The indentures governing these NewPage Notes contain customary financial and other covenants. For more information, see "Description of Certain Indebtedness."

        Contractual Commitments.    The following table reflects our contractual commitments associated with our debt and other obligations as of December 31, 2004:

	2005	2006	2007	2008	2009	Thereafter	Total
	(dollars in thousands)
Long-term debt	$—	$2,500	$—	$—	$17,245	$125,290	$145,035
Operating leases and rental expenses	8,217	5,412	3,602	1,902	513	220	19,866
Landfill closure costs	—	—	—	—	—	8,140	8,140
Interest on indebtedness(1)	8,335	8,195	8,095	8,095	7,750	119,051	159,521

Total contractual obligations	$16,552	$16,107	$11,697	$9,997	$25,508	$252,701	$332,562

(1)
We have assumed a constant rate of interest over the term of our floating rate debt. For further information concerning our interest rate risk, see "Qualitative And Quantitative Disclosure About Market Risk."

        Contractual Commitments—Pro Forma.    The following table reflects our contractual commitments associated with our debt and other obligations as of December 31, 2004 on a pro forma basis giving effect to the Transactions (assuming no working capital or other adjustments pursuant to the purchase agreement) and the application of the proceeds therefrom:

	2005	2006	2007	2008	2009	Thereafter	Total
	(dollars in thousands)
Revolving senior secured credit facility	$—	$—	$—	$—	$—	$73,696	$73,696
Term loan senior secured credit facility	7,500	7,500	7,500	7,500	7,500	712,500	750,000
Floating rate senior secured notes due 2012	—	—	—	—	—	225,000	225,000
10% senior secured notes due 2012						350,000	350,000
Senior subordinated notes due 2013	—	—	—	—	—	200,000	200,000
NewPage Holding PIK notes	—	—	—	—	—	125,000	125,000
Operating leases and rental expenses	8,217	5,412	3,602	1,902	513	220	19,866
Surety bonds, letters of credit and other financial assurance obligations(1).	44,000	—	—	—	—	—	44,000
Landfill closure costs	—	—	—	—	—	8,140	8,140
Interest on indebtedness(2)	132,829	132,434	132,047	131,668	131,299	364,935	1,025,212

Total contractual obligations(3)	$192,546	$145,346	$143,149	$141,070	$139,312	$2,059,491	$2,820,914

(1)
We may be required to post additional letters of credit or other financial assurance obligations with our energy and other suppliers because we are a new company.

(2)
Represents pro forma interest expense calculated using interest rates of (i) 5.17% on the $73.7 million pro forma outstanding balance on the revolving senior secured credit facility, (ii) 6.17% on the $750.0 million term loan senior secured credit facility, (iii) 9.42% on the $225.0 million floating rate senior secured notes due 2012, (iv) 10% on the $350.0 million senior secured notes due 2012, (v) 12% on the $200.0 million senior subordinated notes due 2013 and (vi) 10.38% on the $125.0 million in aggregate principal amount of the notes. We have assumed a constant rate of interest over the term of the debt under the senior secured credit facility, the floating rate senior secured notes due 2012 and the notes. For further information concerning our interest rate risk, see "Qualitative And Quantitative Disclosure About Market Risk."

(3)
The contractual commitments listed in this table do not include expenditures to be made pursuant to the fiber supply agreements with Escanaba Timber or expenditures to be made pursuant to the transition services agreements with MeadWestvaco. For a discussion of certain of the terms of those agreements, see "The Transactions—Fiber Supply Agreements" and "The Transactions—Transition Service Agreements."

Qualitative And Quantitative Disclosure About Market Risk

        We are exposed to market risk from fluctuations in our paper prices, interest rates and commodity prices.

        Paper Prices.    For a discussion of the impact of paper price fluctuations on our operating results, see "—Selected Factors that Affect our Operating Results—Net Sales."

        Hedging Program.    The Hedging Program is intended to help mitigate the adverse effect of a decline in North American coated paper prices. The Hedging Program is a three-year purchased basket of put options on a mix of natural gas, market pulp and the Euro. The Hedging Program is designed to help protect against decreases in the prices of coated paper by reference to the prices of natural gas and market pulp, and material decreases in the value of the Euro relative to the U.S. dollar, which together exhibited a correlation with the monthly average U.S. industry prices of coated paper grades No. 3 and No. 4 of 83% from December 1998 through January 2005 and 84% from January 2003 through January 2005. For additional information concerning the Hedging Program, see "The Transactions—Hedging program."

        Commodity Prices.    We are subject to changes in our cost of sales caused by movements in underlying commodity prices, in particular, chemicals, timber and energy costs. For a more detailed discussion of commodity prices, see "—Selected Factors that Affect our Operating Results—Cost of Sales."

        Interest Rate Risk.    We are exposed to interest rate volatility with regard to our senior secured credit facilities, the floating rate notes due 2012 and the notes. Primary exposure includes movements in the U.S. prime rate and London Interbank Offering Rate, or LIBOR. Borrowings under our senior secured credit facilities bear interest at either the U.S. prime rate or LIBOR, plus a spread in either case, and the payments on the 2012 floating rate notes and the notes bear interest at LIBOR plus a spread. As of June 30, 2005, we had $750.0 million outstanding under our term loan senior secured credit facility, $170.4 million outstanding under our revolving senior secured credit facility, $9.8 million of letters of credit outstanding under our revolving senior secured credit facility and, based on our borrowing base availability on that date, we had $145.1 million of additional revolving loan availability under our revolving senior secured credit facility, each bearing interest at variable rates. The floating rate notes due 2012 and the notes bear interest at variable rates. Each one-eighth percentage change in LIBOR would result in a $0.3 million change in annual interest expense on the floating rate notes due 2012, a $0.9 million change in annual interest expense on the term loan and, assuming the entire revolving loan were drawn, a $0.4 million change in annual interest expense on the revolving loan and a $0.2 million change in annual interest expense on the notes.

Critical Accounting Policies

        Our principal accounting policies are described in the Summary of Significant Accounting Policies in the Notes to Financial Statements filed with the accompanying combined financial statements. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Management believes the accounting policies discussed below represent those accounting policies requiring the exercise of judgment where a different set of judgments could result in the greatest changes to reported results.

        Environmental and legal liabilities.    We record accruals for estimated environmental liabilities when remedial efforts are probable and the costs can be reasonably estimated. These estimates reflect assumptions and judgments as to the probable nature, magnitude and timing of required investigation, remediation and monitoring activities as well as availability of insurance coverage and contribution by other potentially responsible parties. Due to the numerous uncertainties and variables associated with these assumptions and judgments, and changes in governmental regulations and environmental technologies, accruals are subject to substantial uncertainties, and actual costs could be materially greater or less than the estimated amounts. We record accruals for other legal contingencies, which are also subject to numerous uncertainties and variables associated with assumptions and judgments, when the contingency is probable of occurring and reasonably estimable.

        Restructuring and other charges.    We periodically record charges for the reduction of our workforce, the closure of manufacturing facilities and other actions related to business improvement and productivity initiatives. These events require estimates of liabilities for employee separation payments and related benefits, demolition, environmental cleanup and other costs, which could differ from actual costs incurred.

Long-lived assets:

        Useful lives.    Useful lives of tangible and intangible assets are based on management's estimates of the periods over which the assets will be productively utilized in the revenue generation process or for other useful purposes. Factors that affect the determination of lives include prior experience with similar assets, product life expectations and industry practices. The determination of useful lives dictates the period over which tangible and intangible Long-Lived Assets are depreciated or amortized, typically using the straight-line method.

        Tangible assets.    We review long-lived assets other than goodwill and indefinite-lived intangible assets for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of long-lived assets. The statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The review for impairment requires management to predict the estimated cash flows that will be generated by the long-lived asset over its remaining estimated useful life. Considerable judgment must be exercised to determine future cash flows and their timing and, possibly, choosing business value comparables or selecting discount rates to use in any value computations.

        Intangible assets.    Business acquisitions often result in recording intangible assets, the values of which are often based upon, in part, independent third-party appraisals. Like long-lived tangible assets, intangible assets are subject to periodic impairment reviews whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. As with tangible assets, considerable judgment must be exercised to determine future cash flows and their timing and, possibly, choosing business value comparables or selecting discount rates to use in any value computations.

        Goodwill.    Goodwill arises in business combinations when the purchase price of assets acquired exceeds the appraised value. As with tangible and other intangible assets, periodic impairment reviews are required, at least annually, as well as when events or circumstances change. As with its review of impairment of tangible and intangible assets, management uses judgment in assessing goodwill for impairment. We will review the recorded value of goodwill annually, if events or changes in circumstances indicate that the carrying amount may exceed fair value. The review for impairment involves management predicting the estimated cash flows that will be generated by the long-lived asset over its remaining estimated useful life. Considerable judgment must be exercised in determining future cash flows and their timing and, possibly, choosing business value comparables or selecting discount rates to be used in any value computations. During 2004, we recorded a goodwill impairment charge of $238.0 million.

        Revenue recognition.    We recognize revenue at the point when title and the risk of ownership passes to the customer. Substantially all of our revenues are generated through product sales, and shipping terms generally indicate when title and the risk of ownership have passed. Revenue is recognized at shipment for sales when shipping terms are FOB (free on board) shipping point. For sales where shipping terms are FOB destination, revenue is recognized when the goods are received by the customer. We provide all allowances for estimated returns and other customer credits such as discounts and volume rebates, when the revenue is recognized, based on historical experience, current trends and any notification of pending returns. The customer allowances are in many instances subjective and are determined with significant management judgment and are reviewed regularly to determine the adequacy of the amounts. Changes in economic conditions, markets and customer relationships may require adjustments to these allowances from period to period.

        Income taxes.    Income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes, which recognizes deferred tax assets and liabilities based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the enacted tax laws.

        We evaluate the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that we will realize our deferred tax assets in the future. The assessment of whether or not a valuation allowance is required often requires significant judgment, including the forecast of future taxable income and the valuation of tax planning initiatives. Adjustments to the deferred tax valuation allowance are made to earnings in the period when such assessment is made.

        We have tax jurisdictions located in many states and are subject to audit in these states, as well as at the Federal level. Tax audits by their nature are often complex and can require several years to resolve. In the preparation of our financial statements, management exercises judgments in estimating the potential exposure to unresolved tax matters. While actual results could vary, in management's judgment we have adequate accruals with respect to the ultimate outcome of such unresolved tax matters.

Recently Issued Accounting Pronouncements

        In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards 123—revised 2004 ("FAS 123R"), Share-Based Payment, which replaces Statement of Financial Accounting Standards No. 123 ("FAS 123"), Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees. FAS 123R requires the measurement of all share-based payments, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the combined statements of operations. The accounting provisions of FAS 123R are effective for us beginning January 1, 2006. The adoption of FAS 123R is not expected to have a material impact on our financial position and results of operations.

        In December 2004, FASB issued Statement of Financial Accounting Standards No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 ("FAS 151"). FAS 151 clarifies the accounting for inventory when there are abnormal amounts of idle facility expense, freight, handling costs, and wasted materials. Under existing GAAP items such as idle facility expense, excessive spoilage, double freight, and re-handling costs may be "so abnormal" as to require treatment as current period charges rather than recorded as adjustments to the value of the inventory. FAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We have been in compliance with this guidance for the quarter ended March 31, 2005 and the years ended December 31, 2004, 2003 and 2002; therefore there will be no impact on our financial position or results of operations.

        In March 2005, the Financial Accounting Standards Board issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143. This Interpretation clarifies the accounting for conditional asset retirement obligations in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005 (December 31, 2005 for us). This Statement is not expected to have a material effect on our financial position, results of operations, or compliance with our debt covenants.

Restatement

        As further discussed in Note A to the Combined Financial Statements of the predecessor, the combined financial statements for the four months ended April 30, 2005, were restated to correct the accounting for the allocation of costs of defeasing certain debt related to the predecessor, income taxes and the immaterial effect of correcting certain other corporate allocations and accounting adjustments. The management discussion and analysis of financial condition and results of operations contained herein have been revised as applicable.

THE EXCHANGE OFFER

General

        We sold the Original Notes on May 2, 2005 in a transaction exempt from the registration requirements of the Securities Act. The initial purchasers of the Original Notes subsequently resold them to qualified institutional buyers in reliance on Rule 144A and to persons outside the United States in reliance on Regulation S under the Securities Act.

        In connection with the sale of Original Notes to the initial purchasers, the holders of the Original Notes became entitled to the benefits of an exchange and registration rights agreement dated May 2, 2005 between us, our subsidiaries that guaranteed the Original Notes and the initial purchasers, or the Registration Rights Agreement.

        Under the Registration Rights Agreement, we became obligated to file a registration statement in connection with an exchange offer no later than 180 days after the original issue date of the Original Notes, or the Closing Date, and use our reasonable best efforts to cause the exchange offer registration statement to become effective within 270 days after the Closing Date. The exchange offer being made by this prospectus, if consummated within the required time periods, will satisfy our obligations under the Registration Rights Agreement. This prospectus, together with the letter of transmittal, is being sent to all beneficial holders known to us.

Terms of the Exchange Offer

        Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept all Original Notes properly tendered and not withdrawn on or prior to the expiration date. We will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Original Notes accepted in the exchange offer. Holders may tender some or all of their Original Notes pursuant to the exchange offer.

        Based on no-action letters issued by the staff of the SEC to third parties, we believe that holders of the New Notes issued in exchange for Original Notes may offer for resale, resell and otherwise transfer the New Notes, other than any holder that is an affiliate of ours within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act. This is true as long as the New Notes are acquired in the ordinary course of the holder's business, the holder has no arrangement or understanding with any person to participate in the distribution of the New Notes and neither the holder nor any other person is engaging in or intends to engage in a distribution of the New Notes. A broker-dealer that acquired Original Notes directly from us cannot exchange the Original Notes in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the New Notes cannot rely on the no-action letters of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

        Each broker-dealer that receives New Notes for its own account in exchange for Original Notes, where Original Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution" for additional information.

        We will be deemed to have accepted validly tendered Original Notes when, as and if we have given oral or written notice of the acceptance of those notes to the exchange agent. The exchange agent will act as agent for the tendering holders of Original Notes for the purposes of receiving the New Notes from us and delivering New Notes to those holders. Pursuant to Rule 14e-1(c) of the Exchange Act, we will promptly deliver the New Notes upon consummation of the exchange offer or return the Original Notes if the exchange offer is withdrawn.

        If any tendered Original Notes are not accepted for exchange because of an invalid tender or the occurrence of the conditions set forth under "—Conditions" without waiver by us, certificates or any of those unaccepted Original Notes will be returned, without expense, to the tendering holder of any of those Original Notes promptly practicable after the expiration date.

        Holders of Original Notes who tender in the exchange offer will not be required to pay brokerage commissions or fees or, in accordance with the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Original Notes, pursuant to the exchange offer. We will pay all charges and expenses, other than taxes applicable to holders in connection with the exchange offer. See "—Fees and Expenses."

Shelf Registration Statement

        If (1) because of any change in law or in currently prevailing interpretations of the staff of the SEC, we are not permitted to effect the exchange offer; or (2) the exchange offer has not been completed within 315 days following the Closing Date; or (3) certain holders of the Original Notes notify us after and prior to the 15th business day following consummation of the exchange offer that they are (a) prohibited by law or SEC policy from participating in the exchange offer, (b) not able to resell the New Notes to the public and this prospectus is not appropriate for such resales or (c) it is a broker-dealer and own notes acquired directly from us or our affiliate, then we will, in lieu of or in addition to conducting the exchange offer, file a shelf registration statement covering resales of the notes under the Securities Act as soon as reasonably practicable, but no later than 45 business days after the time of such obligation to file arises. We agree to use all commercially reasonable efforts (x) to cause the shelf registration statement to become or be declared effective no later than 150 days after the shelf registration statement is filed and (b) use our reasonable best efforts to keep the shelf registration statement effective (other than during any blackout period) until the earlier of two years after the shelf registration becomes effective or such time as all of the applicable notes have been sold thereunder.

        We will, in the event that a shelf registration statement is filed, provide to each holder copies of the prospectus that is a part of the shelf registration statement, notify each such holder when the shelf registration statement for the notes has become effective and take certain other actions as are required to permit unrestricted resales of the New Notes. We agree to supplement or make amendments to the shelf registration statement as and when required by the registration form used for the shelf registration statement or by the Securities Act or rules and regulations under the Securities Act for shelf registrations. We agree to furnish to certain holders copies of any such supplement or amendment prior to its being used or promptly following its filing. A holder that sells Original Notes pursuant to the Shelf Registration Statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a holder (including certain indemnification rights and obligations).

        Notwithstanding anything to the contrary in the Registration Rights Agreement, upon notice to the holders of the notes, we may suspend use of the prospectus included in any Shelf Registration statement in the event that and for a period of time, or blackout period, not to exceed an aggregate of 60 days in any twelve-month period (1) our board of directors reasonably and in good faith determines that the premature disclosure of a material event at such time could reasonably be expected to have a material adverse effect on our business, operations or prospects or (2) the disclosure otherwise relates to a material business transaction which has not been publicly disclosed and our board of directors reasonably and in good faith determines that any such disclosure could reasonably be expected to jeopardize the success of the transaction.

Special Interest

        If we fail to meet the targets listed in the three paragraphs immediately following this paragraph, then additional interest, or Special Interest, shall become payable in respect of the notes as follows

(each event referred to in clauses (A) and (B) of each of the numbered paragraphs below constituting a registration default, and each period during which the registration default(s) has occurred and is continuing is a registration default period):

          1.     if (A) a registration statement on an appropriate registration form with respect to the exchange offer, or the Exchange Offer Registration Statement, is not filed with the SEC on or prior to 180 days after the Closing Date or (B) notwithstanding that we have consummated or will consummate an exchange offer, we are required to file a shelf registration statement and such shelf registration statement is not filed on or prior to the date required by the Registration Rights Agreement, then commencing on the day after either such required filing date, Special Interest shall accrue on the principal amount of the notes at a rate of 0.25% per annum for the first 90 days of the registration default period, at a rate of 0.50% per annum for the second 90 days of the registration default period, at a rate of 0.75% per annum for the third 90 days of the registration default period, and at a rate of 1.0% thereafter for the remaining portion of the registration default period; or

          2.     if (A) the Exchange Offer Registration Statement is not declared effective by the SEC on or prior to 270 days after the issue date of the Original Notes or (B) notwithstanding that we have consummated or will consummate an Exchange Offer, we are required to file a Shelf Registration Statement and such Shelf Registration Statement is not declared effective by the SEC on or prior to the date required by the Registration Rights Agreement, then, commencing on the day after either such required effective date, Special Interest shall accrue on the principal amount of the notes at a rate of 0.25% per annum for the first 90 days of the registration default period, at a rate of 0.50% per annum for the second 90 days of the registration default period, at a rate of 0.75% per annum for the third 90 days of the registration default period, and at a rate of 1.0% thereafter for the remaining portion of the registration default period; or

          3.     if (A) the exchange offer has not been completed within 45 business days after the initial effective date of the Exchange Offer Registration Statement relating to the exchange offer or (B) any exchange registration statement or shelf registration statement required under the Registration Rights Agreement is filed and declared effective but thereafter is either withdrawn by us or becomes subject to an effective stop order issued pursuant to Section 8(d) of the Securities Act suspending the effectiveness of such registration statement (except as specifically permitted in the Registration Rights Agreement and including any blackout period permitting therein), then Special Interest shall accrue on the principal amount of the notes at a rate of 0.25% per annum for the first 90 days of the registration default period, at a rate of 0.50% per annum for the second 90 days of the registration default period, at a rate of 0.75% per annum for the third 90 days of the registration default period, and at a rate of 1.0% thereafter for the remaining portion of the registration default period;

provided, however, (x) that the Special Interest rate on the notes may not accrue under more than one of the foregoing clauses (1) - (3) at any one time and at no time shall the aggregate amount of Special Interest accruing exceed 1.0% per annum and (y) Special Interest shall not accrue under clause (3)(B) above during the continuation of a blackout period; provided, further, however, that (a) upon the filing of the Exchange Offer Registration Statement or a shelf registration statement (in the case of clause (1) above), (b) upon the effectiveness of the Exchange Offer Registration Statement or a shelf registration statement (in the case of clause (2) above), or (c) upon the exchange of New Notes for all notes tendered (in the case of clause (3) (A) above), or upon the effectiveness of the shelf registration statement which had ceased to remain effective (in the case of clause (3) (B) above), Special Interest on the notes as a result of such clause (or the relevant subclause thereof), as the case may be, shall cease to accrue.

        No Special Interest shall accrue with respect to notes that are not Registrable Notes, as defined in the Registration Rights Agreement.

        Any amounts of Special Interest due pursuant to clause (1), (2) or (3) above will be payable in cash on the same original interest payment dates as the notes.

Expiration Date; Extensions; Amendment

        The term "expiration date" means 12:00 midnight, New York City time, on                      , 2005, which is 20 business days after the commencement of the exchange offer, unless we extend the exchange offer, in which case the term "expiration date" means the latest date to which the exchange offer is extended.

        In order to extend the expiration date, we will notify the exchange agent of any extension by oral or written notice and will issue a public announcement of the extension, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

        We reserve the right:

  (a)
  to delay accepting of any Original Notes, to extend the exchange offer or to terminate the exchange offer and not accept Original Notes not previously accepted if any of the conditions set forth under "—Conditions" shall have occurred and shall not have been waived by us, if permitted to be waived by them, by giving oral or written notice of the delay, extension or termination to the exchange agent, or

  (b)
  to amend the terms of the exchange offer in any manner deemed by them to be advantageous to the holders of the Original Notes.

        We will notify you as promptly as practicable of any delay in acceptance, extension, termination or amendment. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose the amendment in a manner intended to inform the holders of the Original Notes of the amendment. Depending upon the significance of the amendment, we may extend the exchange offer if it otherwise would expire during the extension period. Any such extension will be made in compliance with Rule 14d-4(d) of the Exchange Act.

        Without limiting the manner in which we may choose to publicly announce any extension, amendment or termination of the exchange offer, we will not be obligated to publish, advertise, or otherwise communicate that announcement, other than by making a timely release to an appropriate news agency.

Procedures for Tendering

        To tender in the exchange offer, a holder must:

  •
  complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal;

  •
  have the signatures on the letter of transmittal guaranteed if required by instruction 3 of the letter of transmittal; and

  •
  mail or otherwise deliver the letter of transmittal or the facsimile in connection with a book-entry transfer, together with the Original Notes and any other required documents.

To be validly tendered, the documents must reach the exchange agent by or before 12:00 midnight New York City time, on the expiration date. Delivery of the Original Notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of the book-entry transfer must be received by the exchange agent on or prior to the expiration date.

        The tender by a holder of Original Notes will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

        Delivery of all documents must be made to the exchange agent at its address set forth below. Holders may also request their brokers, dealers, commercial banks, trust companies or nominees to effect the tender for those holders.

        The method of delivery of Original Notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery to the exchange agent by or before 12:00 midnight, New York City time, on the expiration date. No letter of transmittal or Original Notes should be sent to us.

        Only a holder of Original Notes may tender Original Notes in the exchange offer. The term "holder" with respect to the exchange offer means any person in whose name Original Notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

        Any beneficial holder whose Original Notes are registered in the name of its broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on its behalf. If the beneficial holder wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its Original Notes, either make appropriate arrangements to register ownership of the Original Notes in the holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

        Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States referred to as an "eligible institution," unless the Original Notes are tendered: (a) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or (b) for the account of an eligible institution. In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be by an eligible institution.

        If the letter of transmittal is signed by a person other than the registered holder of any Original Notes listed therein, those Original Notes must be endorsed or accompanied by appropriate bond powers and a proxy which authorizes that person to tender the Original Notes on behalf of the registered holder, in each case signed as the name of the registered holder or holders appears on the Original Notes.

        If the letter of transmittal or any Original Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should indicate that when signing, and unless waived by us, submit evidence satisfactory to us of their authority to act with the letter of transmittal.

        All questions as to the validity, form, eligibility, including time of receipt, and withdrawal of the tendered Original Notes will be determined by us in our sole discretion. This determination will be final and binding. We reserve the absolute right to reject any Original Notes not properly tendered or any Original Notes our acceptance of which, in the opinion of counsel for us, would be unlawful. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Original Notes, must be cured within such time as the we shall determine. None of us, the exchange agent or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Original Notes, nor shall any of them incur any liability for failure to give notification. Tenders of Original Notes will not be deemed to have been made until irregularities have been cured or waived. Any Original Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the exchange agent to the tendering holders of Original Notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

        In addition, we reserve the right in our sole discretion to:

  (a)
  purchase or make offers for any Original Notes that remain outstanding subsequent to the expiration date or, as set forth under "—Conditions," to terminate the exchange offer in accordance with the terms of the Registration Rights Agreement; and

  (b)
  to the extent permitted by applicable law, purchase Original Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the exchange offer.

        By tendering Original Notes pursuant to the exchange offer, each holder will represent to us that, among other things,

  (a)
  the New Notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of such holder;

  (b)
  the holder is not engaged in and does not intend to engage in a distribution of the New Notes;

  (c)
  the holder has no arrangement or understanding with any person to participate in the distribution of such New Notes; and

  (d)
  the holder is our "affiliate", as defined under Rule 405 of the Securities Act, or, if the holder is an affiliate, will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

Book-Entry Transfer

        We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the Original Notes at the depository trust company, or DTC, for the purpose of facilitating the exchange offer, and upon the establishment of those accounts, any financial institution that is a participant in DTC's system may make book-entry delivery of Original Notes by causing DTC to transfer the Original Notes into the exchange agent's account with respect to the Original Notes in accordance with DTC's procedures for transfers. Although delivery of the Original Notes may be effected through book-entry transfer into the exchange agent's account at the DTC, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee, and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under the procedures. Delivery of documents to the depository trust company does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures

        Holders who wish to tender their Original Notes and

  (a)
  whose Original Notes are not immediately available or

  (b)
  who cannot deliver their Original Notes, the letter of transmittal or any other required documents to the exchange agent on or prior to the expiration date, may effect a tender if:

  (1)
  the tender is made through an eligible institution;

  (2)
  on or prior to the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed Notice of Guaranteed Delivery, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the Original Notes, the certificate number or numbers of the Original Notes and the principal amount of Original Notes tendered stating that the tender is being made thereby, and guaranteeing that, within three business days after the expiration date, the letter of transmittal, or facsimile thereof, together with the certificate(s) representing the Original Notes to be tendered in proper form for transfer and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

    (3)
    the properly completed and executed letter of transmittal, or facsimile thereof, together with the certificate(s) representing all tendered Original Notes in proper form for transfer and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.

Withdrawal of Tenders

        Except as otherwise provided in this prospectus, tenders of Original Notes may be withdrawn at any time by or prior to 12:00 midnight, New York City time, on the expiration date.

        To withdraw a tender of Original Notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in this prospectus by 12:00 midnight, New York City time, on the expiration date. Any such notice of withdrawal must:

  (a)
  specify the name of the depositor, who is the person having deposited the Original Notes to be withdrawn;

  (b)
  identify the Original Notes to be withdrawn, including the certificate number or numbers and principal amount of the Original Notes or, in the case of Original Notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

  (c)
  be signed by the holder in the same manner as the original signature on the letter of transmittal by which such Original Notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the Original Notes register the transfer of such Original Notes into the name of the depositor withdrawing the tender; and

  (d)
  specify the name in which any such Original Notes are being registered if different from that of the depositor.

        All questions as to the validity, form and eligibility, including time of receipt, of withdrawal notices will be determined by us, and our determination will be final and binding on all parties. Any Original Notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no New Notes will be issued with respect to the Original Notes withdrawn unless the Original Notes so withdrawn are validly retendered. Any Original Notes which have been tendered but which are not accepted for exchange will be returned to their holder without cost to the holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Original Notes may be retendered by following one of the procedures described above under "Procedures for Tendering" at any time on or prior to the expiration date.

Conditions

        Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange, any New Notes for any Original Notes, and may terminate or amend the exchange offer on or before the expiration date, if the exchange offer violates any applicable law or interpretation by the staff of the SEC.

        If we determine in our reasonable discretion that the foregoing condition exists, we may:

  •
  refuse to accept any Original Notes and return all tendered Original Notes to the tendering holders;

  •
  extend the exchange offer and retain all Original Notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders who tendered the Original Notes to withdraw their tendered Original Notes; or

  •
  waive such condition, if permissible, with respect to the exchange offer and accept all properly tendered Original Notes which have not been withdrawn.

        If a waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the holders, and we will extend the exchange offer as required by applicable law.

        Pursuant to the Registration Rights Agreement, we are required to file with the SEC a shelf registration statement with respect to the Original Notes as soon as reasonably practicable, but no later than the 45th business day after the time such obligation to file arises, as per Section 2(b) of the Registration Rights Agreement, and thereafter use all commercially reasonable efforts to cause the shelf registration statement to be declared effective on or prior to the 150th day after the filing date, if:

  (1)
  the exchange offer is not permitted by law or applicable interpretations of the staff of the SEC; or

  (2)
  the exchange offer has not been completed within 315 days following the Closing Date; or

  (3)
  in certain circumstances, certain holders of the registered New Notes so request; or

  (4)
  in the case of any holder that participates in the exchange offer, such holder does not receive New Notes on the date of the exchange that may be sold without restriction under state and Federal securities laws.

Exchange Agent

        HSBC Bank USA, National Association has been appointed as exchange agent for the exchange offer, and is also the trustee under the indentures under which the New Notes will be issued. Questions and requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to HSBC Bank USA, National Association, addressed as follows:

By Registered or Certified Mail; Hand or Overnight Delivery:
HSBC BANK USA, NATIONAL ASSOCIATION
Lower Level
One Hudson Place
Brooklyn, New York 11243
Attn: Corporate Trust

By Facsimile Transmission:
(Eligible Institutions Only)
(718) 488-4488
Attn: Pauline Shaw

For Information or to Confirm by Telephone Call
(718) 488-4475

Fees and Expenses

        We have agreed to bear the expenses of the exchange offer pursuant to the Registration Rights Agreement. We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with providing the services.

        We will pay the cash expenses to be incurred in connection with the exchange offer. These expenses include fees and expenses of HSBC Bank USA, National Association, as exchange agent, accounting and legal fees and printing costs, among others.

Accounting Treatment

        The New Notes will be recorded at the same carrying value as the Original Notes as reflected in our accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us. The expenses of the exchange offer and the unamortized expenses related to the issuance of the Original Notes will be amortized over the term of the New Notes.

Consequences of Failure to Exchange

        Holders of Original Notes who are eligible to participate in the exchange offer but who do not tender their Original Notes will not have any further registration rights, and their Original Notes will continue to be restricted for transfer. Accordingly, such Original Notes may be resold only:

  (a)
  to us, upon redemption of the Original Notes or otherwise;

  (b)
  so long as the Original Notes are eligible for resale pursuant to Rule 144A under the Securities Act to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A, in a transaction meeting the requirements of Rule 144A;

  (c)
  in accordance with Rule 144 under the Securities Act, or under another exemption from the registration requirements of the Securities Act, and based upon an opinion of counsel reasonably acceptable to us;

  (d)
  outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act; or

  (e)
  under an effective registration statement under the Securities Act;

in each case in accordance with any applicable securities laws of any state of the United States.

Regulatory Approvals

        We do not believe that the receipt of any material Federal or state regulatory approval will be necessary in connection with the exchange offer, other than the effectiveness of the exchange offer registration statement under the Securities Act.

Other

        Participation in the exchange offer is voluntary and holders of Original Notes should carefully consider whether to accept the terms and condition of this exchange offer. Holders of the Original Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take with respect to the exchange offer.

INDUSTRY OVERVIEW

Coated Paper Overview

        The North American coated paper industry is cyclical, and like other cyclical industries, it is largely affected by the interplay of demand and supply. Demand and supply factors affecting the coated paper industry, as well as historical price trends, are discussed below.

Consumption/Demand

        Coated paper demand is driven by advertising and print media usage. Advertising spending and magazine and catalog circulation tend to rise when GDP in the United States is robust and fall in a sluggish economy. According to RISI, U.S. coated paper demand accounted for approximately 92% of North American demand in 2004. North American demand for coated paper is therefore highly correlated to changes in U.S. GDP.

        North American customers purchased approximately 12.6 million tons of coated paper in 2004. According to RISI, from 2000 to 2003, North American coated paper demand declined from approximately 12.2 million to approximately 11.7 million tons due to a decline in advertising expenditures resulting from the attacks on the United States on September 11, 2001 and the stock market decline, in particular of internet companies.

        Beginning in the second quarter of 2004, North American coated paper demand began to increase. GDP growth in the United States resulted in an increase in the number of pages in advertising material and an increase in catalog circulation. Demand increased for all of the principal end-uses of coated pages: commercial printing, magazines, textbooks and catalogs. According to RISI, North American coated paper demand is expected to fall by 1.0% in 2005, then rise by 0.9% in 2006, 2.3% in 2007 and 3.0% in 2008. RISI attributes its projected increase in North American demand between 2005 and 2008 to U.S. economic growth, partially offset by an anticipated 5% to 6% U.S. postal rate increase in 2006.

        The following chart shows historical and projected North American demand for coated paper:

Production/Supply

        In North America and the United States, supply is determined by both local coated paper production and imports from sources outside North America or the United States, principally Europe and Asia. The volume of coated paper imports from Europe and Asia is a function of (1) worldwide supply and demand for coated paper, (2) the exchange rate of the U.S. dollar relative to other currencies, especially the Euro, (3) market prices in North America and other markets and (4) the cost of ocean-going freight. North American and U.S. demand exceeded supply in 2004 by 9% and 18%, respectively, and demand is forecasted by RISI to continue to exceed supply through 2009. Therefore, imports have become a structural part of the North American and U.S. coated paper marketplaces. Coated paper production capacity in Asia, and China in particular, is expected to increase in the future. However, we believe that production increases in China will largely be used to satisfy increases in local demand.

        Since 2000, the North American coated paper industry has experienced consolidation. According to Paperloop, the top ten North American coated paper producers represented approximately 90% of total 2004 North American coated paper capacity, up from approximately 81% in 2000. Since 2000, International Paper Company acquired Champion International Corp., Mead and Westvaco merged and Sappi Limited of South Africa acquired Potlatch Corporation's coated paper business. Since 2000, foreign paper manufacturers also have entered the North American coated paper market through acquisitions. Stora Enso Oyj of Finland, Europe's leading producer, acquired Consolidated Papers, Inc., and UPM-Kymmene Corporation of Finland acquired Repap Enterprises of Canada. As a result of industry consolidation, coated paper manufacturers have rationalized capacity, which has resulted in higher operating rates, which measure actual paper production as a percentage of production capacity. From 2000 to 2004, according to RISI, North American production capacity for coated paper fell from approximately 11.9 million tons in 2000 to approximately 11.6 million tons in 2004.

        Imports of coated paper offshore into North America and the United States also have increased. From 2000 to 2004, according to RISI, coated paper imports into North America increased from 13% to 18% of total coated paper purchases and coated paper imports into the United States increased from 22% to 28% of total coated paper purchases. Import growth was due to (1) market opportunities resulting from insufficient North American and U.S. production capacity to satisfy demand and (2) excess coated paper capacity outside of North America, particularly in Europe and Asia. However, European coated paper demand and pricing are weak and it therefore remains an attractive alternative to market-downtime for European coated paper producers to sell in North America. Imports from Europe also have increased due to the strike at UPM-Kymmene Corporation's Miramichi mill in Canada, which began in December 2004. As a result of this strike, UPM-Kymmene shifted some of its paper production from its Miramichi mill to its Rawma mill in Finland. UPM-Kymmene reported that the strike at the Miramichi mill was resolved and production resumed in September 2005.

        The following chart shows historical and projected global supply and demand for coated paper.

Operating Rates

        According to RISI, the average operating rate for North American coated paper manufacturers rose from 86% in 2001 to 94% in 2004. According to RISI, North American operating rates are expected to decline to 91% in 2005 and 2006 due to an expected increase in domestic capacity without a corresponding increase in domestic shipments, and then increase again in 2007 and 2008 because of projected strong North American demand and no production capacity increases.

Pricing

        U.S. pricing for grade No. 3 coated paper, 60 lb. weight, which is an industry benchmark for coated paper pricing, reached a peak in 1995, with a price of approximately $1,240 per ton. Between 1990 and 1999, U.S. prices for grade No. 3 coated paper, 60 lb. weight fluctuated between $840 and $1,240 per ton. From 2000 to 2003, prices fell to a 20-year low of $705 per ton, due to the decrease in North American coated paper demand, overcapacity in North America and an increase in coated paper imports. North American prices for grade No. 3 coated paper, 60 lb. weight have increased from $740 per ton in June 2004 to $875 per ton during the second quarter of 2005. RISI projects that coated paper prices will generally rise between 2005 and 2010, rising to $994 per ton by 2010.

        The following table shows historical and projected U.S. prices per ton for grade No.3 coated paper, 60 lb. weight for the periods indicated below:

Carbonless Paper

        Carbonless paper is manufactured primarily by two domestic manufacturers, Appleton Papers and us, and, to a lesser extent, by other North American manufacturers, such as Imation and Nashua, and non-North American manufacturers.

        Carbonless paper is used by a diverse group of end users, including government, retail, financial, insurance and manufacturing, with no one customer group dominating demand. Common uses include invoices, packaging slips, insurance claim forms, credit card receipts and duplicate checks, among others. Demand for carbonless paper is tied to economic growth, which impacts the number of transactions completed in a given year.

        Demand for carbonless paper experienced rapid growth during the 1980s as carbonless paper replaced carbon tissue-based multipart forms, economic growth fueled increased business activity and forms usage, and businesses began to make greater use of computers, which also increased overall forms demand. Based on estimates from RISI, U.S. demand for carbonless paper peaked in 1994 at approximately 810,000 tons. Since 1994, demand for carbonless paper in the U.S. has declined to approximately 458,000 tons in 2004, as a result of increased use by businesses of competing products and technologies that do not use impact printing to create images, such as electronic data storage and electronic communications, as well as increased use of thermal, laser and inkjet printers. As competitive products and technologies continue to replace carbonless paper, demand for carbonless paper is expected to continue to decline.

BUSINESS

        We are the largest coated paper manufacturer in North America based on production capacity. Coated paper is used primarily in media and marketing applications, including corporate annual reports, high-end advertising brochures, magazines and catalogs and direct mail advertising. Our largest product category is coated freesheet paper, which is used primarily for higher-end applications such as annual reports, brochures, coated labels and magazine covers. The remainder of our coated paper is coated groundwood paper, which is used primarily for catalogs, magazines and textbooks. We also produce carbonless copy paper for business forms, as well as uncoated paper, digital printing paper and market pulp, a component used in the manufacturing of paper.

Business Strategy

        The key elements of our strategy include the following:

        Focus on coated paper business.    Based on RISI data, we are the largest coated paper manufacturer in North America, based on production capacity. Based on RISI data, we produced approximately 18% of the coated paper manufactured in North America during 2004. We believe that our focus on coated paper provides us with a significant competitive advantage. We believe that we are able to lower production costs per ton due to greater economies of scale, reduce delivery costs as a result of larger shipment sizes and provide a higher level of customer service. Our business previously had been managed and operated as part of a larger entity, whose primary focus was not coated paper. As a stand-alone business, we will focus our resources primarily on increasing revenues and reducing costs in the coated paper business.

        Improve margins by enhancing product mix.    We will continue to seek opportunities to increase sales of higher grade coated papers, which tend to have higher prices and gross margins than other coated paper products. We also will seek to enhance our product mix through both sales of higher grades of paper to our existing customers and sales to new customers, in particular printers, publishers and paper merchants. From 2003 to 2004, as part of our initiative to enhance product mix, we increased the net sales of our Signature True® and Sterling Ultra® brands of paper, which are higher-end grades of coated paper, by approximately 18%.

        Further increase margins by enhancing customer focus and relationships.    We also seek to increase our margins by focusing on key customer categories and expanding our relationships with these customers. Incremental order fulfillment and servicing costs for our larger customers typically are less than for other customers as a result of collaborative efforts to further reduce supply chain costs. We also maintain some production capacity for specialty customers with higher-margin paper needs, such as those that require custom orders or rush delivery. We believe that our focus on these customer categories enables us to leverage the capacity of our mills to achieve higher margins overall while maintaining a strong customer base and a high level of customer service.

        Continue to reduce costs by improving productivity.    Since the merger of Mead and Westvaco in January 2002, we have significantly reduced our costs through rationalization of facilities and purchasing, development of integrated marketing strategies, coordination of information and manufacturing systems and consolidation of grade lines. In addition, since 2000, we have implemented best practices across our mill system and have focused on maximizing profitability overall, rather than independently at each individual mill. We continue to implement additional measures to enhance our operating efficiency. In 2004, we introduced a cost reduction program using activity-based costing tools for our manufacturing process. We also have invested a significant amount of capital in our information technology systems, including ERP software that better enables us to integrate our supply chain, track our costs and enhance our inventory management. These initiatives have enhanced our manufacturing efficiency and reduced our production costs per ton. As a stand-alone business, we expect to further reduce corporate overhead, as a result of the elimination of certain items previously allocated to us by MeadWestvaco.

        Reduce volatility in our business.    We continue to focus on our larger customers who have historically had stable recurring paper needs. We expect that this will help us maintain a strong sales base during market downturns. We also intend to seek to reduce volatility by more closely aligning management compensation with the attainment of financial performance targets. In addition, we entered into the Hedging Program, which is intended to help mitigate the adverse effect of a decline in North American coated paper prices. The Hedging Program is a purchased basket of put options on a mix of natural gas, market pulp and the Euro. The Hedging Program is designed to help protect against decreases in the prices of coated paper by reference to the prices of natural gas and market pulp, and material decreases in the value of the Euro relative to the U.S. dollar, which together exhibited a correlation with the monthly average U.S. industry prices of coated paper grades No. 3 and No. 4 of 83% from December 1998 through January 2005 and 84% from January 2003 through January 2005. As we have done from time to time in the past, we may enter into other forward or long-term contracts for some of our chemicals, timber and energy in order to reduce our exposure to short-term fluctuations in the prices of these commodities.

Business Strengths

        We believe that our core strengths include the following:

        Largest North American manufacturer of coated paper products.    Based on RISI data, we are the largest coated paper manufacturer in North America based on production capacity. During 2004, based on RISI data, we accounted for approximately 18% of the coated paper production capacity in North America. Within the overall coated paper market, according to RISI, we represented approximately 23% of 2004 U.S. coated freesheet production capacity and approximately 13% of U.S. coated groundwood production capacity. We attribute our market positions to our long-standing relationships with key customers and merchants and our reputation for quality products and customer service. We believe that our industry reputation is a competitive advantage in our efforts to enhance product mix and grow sales volume.

        Strong relationships with key customers.    We have long-standing relationships with leading publishers, paper merchants, commercial printers and specialty retail merchandisers. We believe that our sales strategy, which includes both direct sales to our larger customers and sales to merchants, who then resell our products, reduces sales costs and enhances customer service. Our relationships with our ten largest customers, which accounted for approximately 51% of our 2004 net sales, average more than 20 years. From 2002 to 2004, the percentage of our revenue contributed by these customers increased by approximately 19%, from approximately $928 million to approximately $1.1 billion. We will seek to maintain and enhance our relationships with our key customers by providing them with a high level of value-added customer service. For example, we assisted Williams-Sonoma in changing the dimensions of its catalogs to reduce waste, thereby reducing costs, and also to use more recycled materials in its paper while maintaining the quality, look and feel for its catalogs. In addition, we custom designed the paper for Williams-Sonoma's catalogs to its specifications.

        Low cost manufacturing facilities.    According to Paperloop and based on certain assumptions set forth in "—Manfacturing," during the fourth quarter of 2004, the mills at which we produce our coated paper were in the top 20% of efficiency of all coated paper mills in North America, Europe and Asia based on the cash cost of delivery to Chicago. We attribute our manufacturing efficiency in part to the significant capital investments that have been made in our mills over the last ten years. Since January 2002, we have reduced costs by consolidating operations and focusing on operational efficiency. For example, we reduced our headcount by approximately 1,300 employees, shut down five of our paper machines, closed one paper mill and reduced our maintenance costs by improving our annual shut-down maintenance procedures. We also enhance our manufacturing efficiency by producing a large portion of our energy requirements.

        Efficient and integrated supply chain.    We believe that our fully-implemented integrated ERP system enables us to run our operations more cost-effectively through better planning of manufacturing runs and tracking of costs and inventory. Our ERP system also enhances our customer service, because it gives many of our customers the ability to order products and to track the real-time progress of their orders online. We also believe that the strategic location of our mills and distribution centers near major end-use markets, such as New York, Chicago and Atlanta, affords us the ability to more quickly and cost-effectively deliver our products to those markets.

        Significant producer of carbonless paper.    We are a significant producer of carbonless paper. Although industry-wide demand for carbonless paper in North America has been shrinking due to competing products and technologies, our carbonless paper business continues to contribute positive cash flow. We have pursued, and intend to continue to pursue, additional sales opportunities for carbonless paper.

        Experienced management team with proven track record.    Our senior management team averages approximately 23 years experience in the paper and forest products industry. Our Chairman, Mark A. Suwyn, was most recently Chairman and CEO of Louisiana-Pacific Corporation, a building product materials manufacturing and distribution company. Mr. Suwyn headed Louisiana-Pacific from 1996 to 2004. Prior to Louisiana-Pacific, Mr. Suwyn served as an Executive Vice President at International Paper. Our Chief Executive Officer, Peter H. Vogel, was most recently President of the MeadWestvaco Papers Group, and has also served as interim Chief Financial Officer of MeadWestvaco. Mr. Vogel has 25 years of experience in paper manufacturing and distribution.

Products

        Our principal products are coated paper and carbonless paper. We also sell uncoated paper and pulp. The following table sets forth our principal products by 2004 tons sold and as a percentage of our 2004 net sales:

Product and Location	Tons Produced	Tons Sold	Percentage of 2004 Net Sales
	(in thousands)
Coated Paper	2,073	2,112	77%
Carbonless Paper	216	213	15%
Uncoated Paper	128	144	4%
Market Pulp	190	190	4%

Coated Paper

        We are the largest coated paper manufacturer in North America based on production capacity, according to RISI. Coated papers are used primarily in media and marketing applications, including corporate annual reports, high-end advertising brochures, magazines, catalogs, and direct mail advertising. Coated paper has a higher level of smoothness than uncoated paper, which is achieved by applying a coating that is typically clay-based, on the surface of the paper. As a result, coated paper achieves higher reprographic quality and printability.

        Coated paper comes in coated freesheet and coated groundwood, which generally differ in price and quality. The chemically treated pulp used in freesheet applications produces brighter and smoother paper than the mechanical pulp used in groundwood papers. Coated freesheet papers comprised approximately 51% of the paper we produced in 2004. According to RISI, based on 2004 production capacity, we were one of the largest producers of coated freesheet papers in North America, accounting for approximately 23% of all North American production capacity in 2004. We produce coated freesheet papers in No. 1, No. 2 and No. 3 grades for higher-end uses such as corporate annual reports and high-end advertising and coated label paper with our C1S (coated one-side) paper line, which is used primarily for label and specialty applications. Coated groundwood papers, which represented 34% of the paper we produced in 2004, are typically lighter and less expensive than our coated freesheet products. According to RISI, based on 2004 production capacity, we were the fourth largest coated groundwood producer in North America, accounting for approximately 13% of all North American production capacity. We produce coated groundwood papers in No. 3 and No. 4 grades for use in applications requiring lighter paper stock such as magazines, catalogs and inserts. We also sell coated seconds, which are paper products that are damaged, defective or otherwise do not meet our quality specifications. Coated seconds are sold at a discount, typically to merchants for use by printers that have needs for these products.

        Each of our paper grades is produced in a variety of weights, sizes and finishes, that can be gloss, dull or matte. The coating process changes the gloss, ink absorption qualities, texture and opacity of the paper to meet customers' performance requirements. Most of our coated paper is shipped in rolls, while a portion is cut into sheets.

        The following charts set forth our coated paper volume by type of grade and end-use:

2004 Coated Paper Volume = 2.1 million tons	2004 Coated Paper End Users

Carbonless Paper

        Carbonless paper enables a copy to be made without using carbon paper or other copying materials. Carbonless paper is similar in composition to high-quality bond paper, with the major component in both being cellulose. Carbonless paper is differentiated from bond paper by the coatings used to manufacture it. These coatings are composed of microencapsulated dyes, coreactants, adhesives, inert fillers and other materials used to ensure a smooth, uniform printing surface. Carbonless paper comprised approximately 9% of the paper we produced in 2004.

        Our carbonless paper is available in different styles and in a variety of different weights and colors to meet customer specifications. Most of our carbonless paper is shipped in roll form, while the remainder is cut into sheets. The majority of our carbonless paper sales are made under contract, the average term of which is between three and five years from their dates of inception. Contracts representing approximately 7% of our 2004 carbonless paper sales will expire in 2005 and 2006.

        On June 2, 2005, we announced that we are evaluating steps to ensure that our carbonless paper business and associated facilities will remain viable for the long term. Options under consideration will include, but are not limited to:

  •
  the sale of the carbonless paper facilities to an owner with better alignment to its core businesses that would enhance the viability long term;

  •
  the sale of the carbonless paper business to the management team and/or employees at the Chillicothe, Ohio mill; or

  •
  major restructuring and streamlining of the existing carbonless facilities to reduce costs.

Other Products

        In addition to coated and carbonless paper, we also produce uncoated paper and pulp.

        Uncoated paper does not contain the coatings present on coated paper. It typically is used for business forms, business stationery, general printing paper and photocopy paper. We primarily sell uncoated paper to forms manufacturers that also purchase carbonless paper from us. We typically produce uncoated paper to fill unused capacity, such as when we have excess capacity on a paper machine, but not on a coater. Producing uncoated paper allows us to enhance our manufacturing efficiency.

        Pulp is the primary raw material used in the production of printing, writing and packaging paper and tissue. Pulp is the generic term that describes the cellulose fiber developed from wood. These cellulose fibers may be separated by mechanical, thermo-mechanical or chemical processes. The chemical processes we use at our mills involve removing the glues, which bind the wood fibers to leave cellulose fibers. The pulp we sell, which is produced using chemical processes, is hardwood pulp, which is used primarily as the main ingredient for printing, writing and packaging paper, tissue and cardboard. We sell our pulp to manufacturers both domestically and internationally.

Manufacturing

        We have five paper mills located in Kentucky, Maine, Maryland, Michigan and Ohio. Our paper mills are integrated, meaning that we produce paper, pulp and energy at them. Much of the energy we produce at our mills is for our own use. Our mills have a combined annual production capacity of approximately 2.2 million tons of coated paper, approximately 220,000 tons of carbonless paper and approximately 155,000 tons of uncoated paper. The following table lists the products produced at each of our mills, as well as each mill's approximate annual paper capacity:

Location	Products	Paper Capacity (short tons)
Escanaba, Michigan	Coated and uncoated paper	760,000 tons/year
Luke, Maryland	Coated paper	560,000 tons/year
Rumford, Maine	Coated paper and market pulp	600,000 tons/year(1)
Wickliffe, Kentucky	Coated and uncoated paper and market pulp	290,000 tons/year(2)
Chillicothe, Ohio	Carbonless and uncoated paper	345,000 tons/year

(1)
Excludes approximately 85,000 tons of market pulp production capacity at this facility.

(2)
Excludes approximately 126,000 tons of market pulp production capacity at this facility.

        Over the past ten years, we have invested approximately $1.5 billion, including maintenance capital expenditures, to build, maintain and update our facilities, to enhance product mix, lower costs and meet environmental requirements. For example, our capital expenditures included rebuilding paper machines at our Luke, Maryland mill in 1997 and 1998, installation of a new paper coater at our Chillicothe, Ohio mill in 2004 and a paper machine upgrade at our Wickliffe, Kentucky mill in 2004. These upgrades also included an upgrade of our papermaking technology to support our high-end coated grade lines.

        From the completion of the merger between Mead and Westvaco in January 2002 through March 31, 2005, we have significantly reduced our costs by consolidating operations and focusing on operational efficiency. For example, we reduced our headcount by 1,300 employees, shut down five of our paper machines, closed one paper mill and reduced our maintenance costs by improving our annual shut-down maintenance procedures. We also enhanced our manufacturing efficiency by producing a large portion of our energy requirements. We intend to continue to reduce our costs per ton by further implementing best practices on a company-wide basis, rebuilding machines, enhancing our inventory and supply chain management and our manufacturing processes.

        According to Paperloop, during the fourth quarter of 2004, the mills at which we produced our coated paper were in the top 20% of efficiency of all coated paper mills in North America, Europe and Asia based on the cash cost of delivery to Chicago, assuming an average exchange rate during that period of $1.30 per Euro and an assumed cost per ton for freight to ship the paper from each mill to Chicago.

        Paper production is energy intensive. We produce a large percentage of our energy requirements from steam created during our chemical pulp manufacturing process. We obtained approximately 43% of our 2004 energy needs from third-party suppliers. The energy we purchase from third-party suppliers consists of electricity and fuel used by us to create some of our own energy, primarily consisting of natural gas and coal. We purchase substantial portions of our coal and electricity needs under long-term supply contracts, most of which relate to a specific plant and are with a single provider. Most of these contracts have pricing mechanisms that adjust or set prices based on current market prices. We may be required to post letters of credit or other financial assurance obligations with our energy and other suppliers because we are a new company.

        To produce our paper products, we begin by taking timber and removing the bark from it. The debarked timber is then cut into wood chips, which are placed into digester "cooking" vessels and mixed with various chemicals to produce pulp and then washed and bleached. To turn the pulp into paper, it is placed into a paper machine. Hardwood and softwood pulp is blended based on the desired paper characteristics.

        To produce coated paper, uncoated paper is put through a coating process. We have both on-machine coaters which are integrated with our paper machines, and separate off-machine coaters. On-machine coaters generally are considered to be more efficient, while off-machine coaters generally are considered to have more flexibility. For our carbonless paper, when the paper exits the paper machine, we add the carbonless coating on off-machine coaters. After the coating process is complete, the coated paper and carbonless paper are wound into rolls.

        Paper machines are large, complex machines that operate more efficiently when operated continuously. Paper machine production and yield decline when a machine is stopped for any reason. Therefore, we organize our manufacturing processes so that our paper machines and most of our paper coaters run almost continuously throughout the year. Some of our paper machines also offer us the flexibility to change the type of paper produced on the machine, which enables us to more easily match production schedules and seasonal and geographic demand swings.

        We have a 30% investment in Rumford Cogeneration Company, L.P., a joint venture created to generate power for us and for public sale. Under the limited partnership agreement relating to this investment, until 2014, we have an option to purchase all of our co-investor's interests in the partnership for a purchase price equal to a formula specified in the limited partnership agreement based on net pre-debt cash flow of the partnership.

Raw Materials and Suppliers

        Wood fiber is our primary raw material. The primary sources of wood fiber are timber and its byproducts, such as wood chips.

        During 2004, we obtained approximately 19% of our timber and fiber for our paper mills from timberlands that are owned by Escanaba Timber, our parent, with the remainder purchased from third parties. Contemporaneously with the consummation of the Acquisition, we entered into three separate but substantially similar fiber supply agreements with Escanaba Timber, pursuant to which Escanaba Timber will supply our Escanaba, Chillicothe and Wickliffe mills with hardwood, softwood and aspen pulpwood for an initial term expiring December 31, 2016, with a one-time option for us to extend the term of the agreement pertaining to each applicable mill for an additional three year period. The agreements require Escanaba Timber to sell to us from each of the three mills, and require us to purchase from each of the three mills, a designated minimum number of tons of each type of pulpwood during the term. The annual minimum number of tons is approximately 500,000, 240,000 and 140,000 for each of our Escanaba, Chillicothe and Wickliffe mills, respectively, although we maintain the right to purchase a substantial portion of any additional pulpwood harvested by Escanaba Timber during each year. The price of the pulpwood purchased will be based initially on market prices in the relevant region, which are subject to semi-annual adjustment based on prices on comparable purchases by the applicable mill from other pulpwood suppliers during the prior six month period.

        The amount of timber we receive each year from Escanaba Timber has varied, and is expected to continue to vary, according to the price and supply of wood fiber for sale on the open market and the harvest levels we and Escanaba Timber deem appropriate in the management of its timberlands. For a further discussion of the fiber supply agreements with Escanaba Timber, see "The Transactions—Fiber Supply Agreements."

        For our Rumford, Maine mill, we have a long-term fiber supply agreement with Prime Timber LLC, an affiliate of Wagner Forest Management, Ltd., which expires on December 31, 2053. Under that agreement, all pulpwood that Prime Timber harvests from 640,000 acres of timberlands must be made available to us. Furthermore, until 2013, Prime Timber has agreed to make available to us a minimum specified supply of pulpwood.

        We also use chemicals in the production of paper. These include latex and starch, which we use to affix coatings to our paper, calcium carbonate, which brightens our paper, titanium, which makes our paper opaque, and other chemicals used to bleach or color our paper. We purchase these chemicals from various suppliers and are not dependent on a single supplier for any of our chemicals, although some of our specialty chemicals are available only from a small number of suppliers. All of our paper mills produce pulp. We use most of the pulp we produce, but sell excess pulp to third parties. For further information concerning our raw materials, see "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Selected Factors that Affect our Operating Results."

        We seek to fulfill substantially all of our timber needs with timber that is harvested by professional loggers trained in certification programs that are designed to promote sustainable forestry. We do not accept timber from old growth forests, forests of exceptional conservation value or rainforests. We also do not accept illegally harvested or stolen timber at our mills. We have formally notified our outside wood chip suppliers that we expect their wood supply will be produced by trained loggers in compliance with sustainable forestry principles. We are in the process of establishing an audit program to ensure that end result. Our goal is to ensure that sustainable forestry trained loggers are used to supply essentially all timber and wood chips to our mills. We oppose and, through our participation in the

American Forest and Paper Association and other industry organizations, are working against illegal logging in the United States and worldwide.

Customers

        We have a diversified customer base. We have long-standing relationships with leading publishers, paper merchants, commercial printers and specialty retail merchandisers. Our relationships with our ten largest customers, which contributed approximately 51% of our 2004 net sales, average over 20 years. Our key customers for coated paper include: Hearst Publications, McGraw-Hill Companies, Pearson Education and Time, in publishing; Banta Corporation, QuadGraphics, QuebecorWorld and RR Donnelley & Sons, in commercial printing; Williams-Sonoma, in specialty retailing; and Unisource Worldwide and xpedx, which are paper merchants. Some of our key customers for carbonless paper are R.R. Donnelley & Sons and Standard Register, which are business forms manufacturers, and Brown Paper Company, a paper merchant, specializing in sales to business forms manufacturers.

        During 2004, xpedx accounted for approximately $365 million of our net sales, which represented approximately 17% of our total net sales. No other customer accounted for more than 10% of our 2004 net sales. We have long-term agreements with certain of our customers, including with xpedx for a small portion of its paper purchases. The agreement with xpedx establishes volume pricing terms for carbonless paper orders, which accounted for approximately 1% of our 2004 net sales to xpedx, and has no minimum purchase or supply obligations. The agreement expires on February 1, 2009, with automatic one-year renewals after that time. Some of our other purchase agreements are requirements contracts, while some are master agreements establishing terms and, in some cases, pricing mechanisms, by which sales to that customer will be made.

Sales, Marketing and Distribution

        We sell our paper products primarily in the United States. Our products are sold directly by our own sales personnel to end-use customers, including Banta Corporation, Hearst Publications, R.R. Donnelly & Sons, McGraw Hill Companies, Pearson Education, QuadGraphics, QuebecorWorld, Standard Register, Time, Williams-Sonoma, and to select third-party merchants, including Brown Paper Company, Unisource Worldwide and xpedx. Our sales force sells primarily to large customers, such as publishers, printers and specialty retail merchandisers. In addition, sometimes our sales professionals refer end-user customers to our merchants and encourage them to place orders through these merchants. We have approximately 200 sales professionals, some of which sell our products to third-party merchants.

        As part of our customer service, we seek to provide value-added services to our customers. For example, through a joint effort, we assisted Williams-Sonoma in changing the dimensions of its catalogs to reduce waste and costs and also to use more recycled materials in its paper while maintaining the quality look and feel of its catalogs. In addition, we custom designed the paper for Williams-Sonoma's catalogs to its specifications for basis weight and gloss. Within the merchant channel, we work closely with our customers to meet specifications, use direct ship logistics to ship a large portion of our products directly to end-users and utilize joint marketing efforts when appropriate.

        The locations of our paper mills, together with our distribution centers, also give us certain logistical advantages due to their close proximity to several major markets, including New York, Chicago and Atlanta. We have three major distribution facilities located in Bedford, Pennsylvania, Chicago, Illinois and Columbus, Ohio. In total, we own two warehouses and lease space in 22 warehouses owned by third parties. We use third parties to ship our products, by truck or rail. We utilize an integrated tracking system that tracks all of our products through the distribution process. Our customers can access order tracking information over the Internet.

Competition

        The North American paper market is highly competitive. We compete based on a number of factors, including:

  •
  price;

  •
  product availability;

  •
  quality;

  •
  breadth of product offerings;

  •
  customer service; and

  •
  distribution capabilities.

        Our primary competitors with North American manufacturing operations are International Paper Company, Sappi Limited, Stora Enso Oyj and UPM-Kymmene Corporation. In North America, competition is driven by both local coated paper production and imports from non-North American sources, principally from Europe and Asia. Foreign competition in North America is determined primarily by worldwide supply and demand for coated paper, particularly in Europe and Asia, the exchange rate of the U.S. dollar relative to other currencies, especially the Euro, market prices in North America and other markets and the cost of ocean-going freight.

        Our principal competitor for carbonless paper in North America is Appleton Papers. Other competitors are North American manufacturers, such as Imation and Nashua, and non-North American manufacturers. Since 1994, sales of carbonless paper in North America have been declining. The decline is the result of increasing reliance on competing products, such as thermal paper, and technologies that do not use impact printing to create images, such as electronic data storage and electronic communications, as well as increased use of thermal, laser and inkjet printers.

        Some of our competitors have greater financial and other resources than we do or may be better positioned than we are to compete for certain opportunities. For a further discussion of competition in the paper industry see "Industry Overview."

Information Technology Systems and Intellectual Property

        We utilize integrated information technology systems that help us manage our product pricing, customer order processing, customer billing, raw material purchasing, inventory management, production controls and shipping management, as well as our human resources management, financial management and budgeting. Our information technology systems principally utilize third-party software. Simultaneously with the consummation of the Acquisition, we entered into a transition services agreement with MeadWestvaco under which it will continue to make its information technology systems, and certain intellectual property rights, available to us for up to 18 months. During that time, we intended to migrate to stand-alone information technology systems, a significant portion of which would be provided on an outsourced basis.

        We have agreed to pay MeadWestvaco $3.0 million for the migration off of their information technology systems and up to $2.9 million per month for information technology transition services until we have completed the migration to an outsourced service provider. In order for MeadWestvaco to provide us with the transitional information technology services, it will be necessary to obtain consents from the relevant third-party software vendors. We have agreed to a sharing arrangement with MeadWestvaco with respect to the costs and fees required to obtain such consents under which our maximum exposure for such costs and fees is $3.0 million. In addition, in order for us to obtain the permanent right to use the third-party software currently used in our business, it will be necessary to obtain consents (or new licenses) from the relevant third-party software vendors. We have agreed to a sharing arrangement with MeadWestvaco with respect to the costs and fees required to obtain such rights under which our maximum exposure for such costs and fees is $12.0 million.

        On August 31, 2005, we entered into a Master Services Agreement with Accenture. Under the agreement, Accenture will provide information technology services necessary to support our operations through January 31, 2012 and human resources services necessary to support our operations through January 31, 2013, at specified monthly base prices (with incremental charges for additional services provided) plus transition charges. The information technology services include development, maintenance and support of our software, mainframe, server, managed network and application management systems. Accenture LLP is also obligated to support and maintain third-party software and hardware currently used in our operations. The human resource services include maintenance and support of employee benefits, payroll and tax services. We began transitioning these services from MeadWestvaco in September 2005. The base price for services under the Agreement is approximately $30 million annually. We may terminate the agreement after two (2) years by providing Accenture at least 12 months prior notice and payment of a termination fee, which varies depending on the termination date, but not to exceed approximately $15.1 million for termination of the information technology services and $3.2 million for termination of the human resources services. Additionally, Accenture may immediately terminate the agreement in the event that we materially breach any of our duties and/or obligations under the agreement and fail to cause such breach within 30 days. In addition, if Accenture fails to perform its services at or above fixed service levels, we have the ability to terminate the information technology services portion of the Master Services Agreement.

        In connection with the Acquisition, we acquired certain laser imaging technology from MeadWestvaco. Simultaneously with the consummation of the Acquisition, we entered into a laser license agreement under which we granted MeadWestvaco an exclusive license to the laser imaging technology in the field of packaging. This license is perpetual, royalty free and grants MeadWestvaco the right to sublicense the technology.

        In general, paper production does not rely on proprietary processes or formulas, except in highly specialized or custom grades, which do not comprise a large portion of our business. We hold foreign and domestic patents as a result of our research and product development efforts. We also own registered trademarks for some of our products. Although, in the aggregate, our patents and trademarks are material to our business, financial condition and results of operations, we believe that the loss of any one or any related group of intellectual property rights would not have a material adverse effect on our business, financial condition or results of operations.

Employees

        As of June 30, 2005, we had approximately 6,000 employees. Approximately 75% of our employees are represented by labor unions, principally by Paper, Allied-Industrial, Chemical & Energy Workers ("PACE") and the International Brotherhood of Electrical Workers ("IBEW"). Our five collective bargaining agreements with PACE expire on August 1, 2006, July 31, 2007, June 1, 2008, December 1, 2008 and June 30, 2010. Our four collective bargaining agreements with IBEW expire on August 1, 2006, July 31, 2007, June 1, 2008 and January 15, 2009.

        We have not experienced any significant work stoppages or employee-related problems that had a material impact on our operations over the last five years. We consider our employee relations to be good.

Environmental and Other Governmental Regulations

        Our operations are subject to Federal, state and local environmental laws and regulations, including, but not limited to, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act and the Federal Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"). Among our activities subject to environmental regulation are the emissions of air pollutants, discharges of wastewater and stormwater, storage, treatment and disposal of materials and waste, remediation of soil, surface water and ground water contamination, and liability for damages to natural resources. In addition, we are required to obtain and maintain environmental permits in connection with our operations. Many environmental laws and regulations provide for substantial fines or penalties and criminal sanctions for violations.

        Certain of these environmental laws, such as CERCLA and analogous state laws, provide for strict, and under certain circumstances, joint and several liability for investigation and remediation of releases of hazardous substances into the environment, including soil and groundwater. These laws may apply to properties presently or formerly owned or operated by an entity or its predecessors, as well as to conditions at properties at which wastes attributable to an entity or its predecessors were disposed. Under these environmental laws, a current or previous owner or operator of real property, and parties that generate or transport hazardous substances that are disposed of at real property, may be held liable for the cost to investigate or clean up such real property and for related damages to natural resources. We handle and dispose of wastes arising from our mill operations, including by the operation of a number of landfills. We may be subject to liability, including liability for investigation and cleanup costs, if contamination is discovered at one of our paper mills or another location where we have disposed of, or arranged for the disposal of, wastes. While we believe, based upon current information, that we are in substantial compliance with all applicable environmental laws, rules and regulations, we could be subject to potentially significant fines or penalties for any failure to comply with any environmental, rule or regulation. See "Risk Factors—Risks Related to Our Business—We are subject to various environmental regulations that could impose substantial costs upon us and may adversely impact our operating performance." Also see "—Legal Proceedings" for information concerning certain pending environmental proceedings. MeadWestvaco has agreed to indemnify us, subject to certain limitations, for certain environmental liabilities. For a discussion of these indemnification provisions, see "The Transactions—Purchase Agreement."

        Compliance with environmental laws and regulations is a significant factor in our business. We have made, and will continue to make, significant expenditures to comply with these requirements. In connection with compliance with environmental laws and regulations we incurred capital expenditures of approximately $8.0 million in 2004, and we expect to incur capital expenditures of $15.0 million in 2005 and $16.0 million in 2006 in order to maintain compliance with applicable Federal, state and local environmental laws and regulations and to meet new regulatory requirements. We anticipate that environmental compliance will continue to require increased capital expenditures over time as environmental laws or regulations, or interpretations thereof, change or the nature of our operations require us to make significant additional capital expenditures. A significant portion of anticipated environmental capital expenditures in 2005 and 2006 will be spent in connection with new emission control technology meant to comply with the Federal Clean Air Act and our implementation of the Cluster Rule issued by the EPA in 1998. The Cluster Rule regulations established requirements regarding air emissions and wastewater discharges from pulp and paper mills to be met by the year 2006. Compliance with the Cluster Rule requires integrated pulp and paper mills to install control equipment to limit the release of certain pollutants into the air and water. In addition, our mills will incur increased operating expenses associated with compliance with the Cluster Rule regulations and the operation of the control equipment.

        Our operations also are subject to a variety of worker safety laws. The Occupational Safety and Health Act, the U.S. Department of Labor Occupational Safety and Health Administration Regulations and analogous state laws and regulations mandate general requirements for safe workplaces for all employees. We believe that we are operating in material compliance with applicable employee health and safety laws.

Properties and Facilities

        Our headquarters is located in Dayton, Ohio. We own five mills, where we produce our paper products. In addition, we lease space or have third party arrangements to utilize space in 22 distribution facilities with an aggregate of approximately one million square feet. The following table lists the purpose and square footage of each of our facilities, as well as whether the facility is owned or leased:

Location	Purpose	Square Footage	Owned or Leased/Expiration
Dayton, Ohio	Corporate Headquarters	46,058	Leased/March 2007
Escanaba, Michigan	Paper Mill	—	Owned
Luke, Maryland	Paper Mill	—	Owned
Rumford, Maine	Paper Mill	—	Owned
Wickliffe, Kentucky	Paper Mill	—	Owned
Chillicothe, Ohio	Paper Mill	—	Owned
Paducah, Kentucky	Warehouse	31,500	Leased/month to month
Luke, Maryland	Finished Good/ Raw Material Warehouse & RM Converting	145,000	Leased/August 2008
Columbus, Ohio	Warehouse	165,000	Leased/month to month
Lawrenceville, Georgia	Warehouse	12,000	Leased/month to month
Bedford, Pennsylvania	Warehouse	200,000	Leased/January 2008
Roaring Springs, Pennsylvania	Warehouse	80,000	Leased/month to month
Los Angeles, California	Warehouse	11,000	Leased/month to month

Legal Proceedings

        In 1998 and 1999, the EPA issued Notices of Violation to eight paper industry facilities, including the Luke, Maryland mill that we are acquiring in connection with the Acquisition, alleging violation of the PSD regulations under the Clean Air Act. During 2000, an enforcement action in Federal District Court in Maryland was brought against MeadWestvaco, asserting violations in connection with capital projects at the Luke, Maryland mill carried out in the 1980s. The action alleges that MeadWestvaco did not obtain PSD permits or install required pollution controls, and sought penalties of $27,500 per day for each claimed violation together with the installation of control equipment. During 2001, the Court granted MeadWestvaco's Motion for Partial Dismissal and dismissed the EPA's claims for civil penalties under the major counts of the complaint. Discovery is proceeding in connection with the remaining claims and no trial date has been set. MeadWestvaco has agreed to indemnify us for certain liabilities, if any, under these claims. MeadWestvaco will not indemnify us for litigation losses arising from the design, installation or construction of a scrubber-compliant baghouse, to the extent such costs are considered Capital Spending, as defined in the purchase agreement, at our mill in Luke, Maryland. In the event that we incur liability for this lawsuit and we are unable to obtain indemnification from MeadWestvaco, we may incur substantial costs, which may include costs in connection with the installation of additional pollution control equipment. See "Risk Factors—Risks Relating to Our Business—Litigation could be costly and harmful to our business." In addition, MeadWestvaco will not indemnify us for litigation losses resulting from any increased operation costs at our mill in Luke, Maryland unless such costs exceed $2.0 million annually within five years after resolution of the claims.

        In addition, we are involved in various other claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of any of these actions will have a material adverse effect on our business, financial condition or results of operations. See "Business—Environmental and Other Governmental Regulations."

MANAGEMENT

        NewPage Holding is a holding company and conducts all of its operations through NewPage Corporation and its subsidiaries. The boards of directors and executive officers of NewPage Holding and NewPage Corporation are as set forth below.

Name	Age	Position
Peter H. Vogel	53	Chief Executive Officer, President and Director of NewPage Holding and NewPage Corporation
Matthew L. Jesch	40	Chief Financial Officer and Vice President of NewPage Holding and NewPage Corporation
Douglas K. Cooper	58	Vice President, General Counsel and Secretary of NewPage Holding and NewPage Corporation
James C. Tyrone	50	Senior Vice President, Sales and Marketing of NewPage Corporation
Daniel A. Clark	46	Chief Information Officer and Vice President of Order Management of NewPage Corporation
Mark A. Suwyn	62	Chairman of the Board of Directors of NewPage Corporation and NewPage Holding
John Sheridan	51	Director of NewPage Corporation and NewPage Holding
Robert S. Silberman	48	Director of NewPage Corporation and NewPage Holding
Jerome F. Tatar	58	Director of NewPage Corporation and NewPage Holding
Lenard B. Tessler	53	Director of NewPage Corporation and NewPage Holding
Michael S. Williams	56	Director of NewPage Corporation and NewPage Holding
Alexander M. Wolf	30	Director of NewPage Corporation and NewPage Holding
Steven E. Wynne	53	Director of NewPage Corporation and NewPage Holding

Biographies

        Peter H. Vogel, Jr. is NewPage Corporation's and NewPage Holding's chief executive officer, president and a member of each of their boards of directors and the board of directors of Maple Timber Acquisition. Mr. Vogel first joined Mead Corporation in 1980, most recently serving as president of the MeadWestvaco Papers Group of MeadWestvaco Corporation since 2004. Mr. Vogel also was recently interim chief financial officer for MeadWestvaco Corporation. Prior to that time, Mr. Vogel was vice president for corporate services of MeadWestvaco Corporation, a position he held since the merger of the Mead Corporation and Westvaco Corporation in January 2002. Prior to the merger, Mr. Vogel served in various capacities at the Mead Corporation, including vice president of finance and treasurer, vice president for business affairs and Vice President of purchasing and logistics. He has also served as president of the Zellerbach and Gilbert divisions. Prior to joining the Mead Corporation in 1980, Mr. Vogel spent five years with Owens-Illinois in financial management assignments. Mr. Vogel holds a bachelors degree in industrial and labor relations and a masters of business administration degree in finance from Cornell University. Mr. Vogel serves as a member of the board of directors of Fox River Paper.

        Matthew L. Jesch is NewPage Corporation's and NewPage Holding's chief financial officer and vice president. He is also a member of the board of directors of Escanaba Timber. Mr. Jesch joined Mead Corporation in 1987, most recently serving as vice president of finance and strategy of the MeadWestvaco Papers Group since 2002. Prior to the merger between the Mead Corporation and Westvaco Corporation in January 2002, Mr. Jesch served in various capacities at the Mead Corporation's Papers Division, including vice president of economics, strategy and information technology, vice president of information technology and ERP and director of ERP. Mr. Jesch holds a bachelors degree in accounting from Indiana University.

        Douglas K. Cooper will be, effective as of November 1, 2005, NewPage Corporation's and NewPage Holding's vice president, general counsel and secretary. Prior to joining NewPage, Mr. Cooper was a business attorney for Arent Fox PLLC in Novi, Michigan, where he focused on commercial transactions, mergers and acquisitions, real estate, regulatory compliance, and business law for clients in manufacturing and service industries. From 2001 to 2003, Mr. Cooper was senior vice president of law for GDX automotive in Farmington Hill, Michigan. From 1997 to 2001, he served as executive vice president, general counsel and secretary for Peregrine Incorporated. Previously, he was employed by Leaseway Transportation Corp. in Beachwood, Ohio, as vice president of operations law. He joined Leaseway in 1976, and held positions of increasing responsibility during his tenure with the company. Mr. Cooper holds a bachelor's degree from North Carolina State University and J.D from the University of North Carolina, School of Law.

        James C. Tyrone is NewPage Corporation's senior vice president of sales and marketing. Mr. Tyrone joined Mead Corporation in 1990, most recently serving as senior vice president of sales and marketing for MeadWestvaco's Papers Group since 2002. Prior to the merger between the Mead Corporation and Westvaco Corporation in January 2002, Mr. Tyrone served in various capacities at the Mead Corporation, including vice president of sales and marketing for the Papers Division, president of the Fine Paper Division and vice president and general manager for the carbonless business unit. Prior to joining the Mead Corporation, Mr. Tyrone was a senior manager at McKinsey & Company, a business consulting firm. Mr. Tyrone holds a bachelors degree from the University of Virginia and masters of business administration degree from Harvard Business School. Mr. Tyrone is a member of American Forest & Paper Association's Printing-Writing Executive Committee, Printing-Writing Steering Committee and Publication Papers Committee. Mr. Tyrone is also a member of the board of directors of NPTA Alliance.

        Daniel A. Clark is NewPage Corporation's chief information officer and vice president of order management. Mr. Clark first joined Mead Corporation in 1983, most recently serving as vice president of order management since 2001. Prior to 2001, Mr. Clark served in various capacities at the Mead Corporation, including vice president of order management and information technology for the Paper Division of Mead Corporation and manager of information technology operations for the Zellerbach distribution division of Mead Corporation. From 1996 and prior to re-joining Mead Corporation in 1998, Mr. Clark had leadership positions at General Electric's Power System Division and xpedx, International Paper's distribution division, mostly relating to information technology. Mr. Clark holds a bachelors degree in computer science from Wright State University.

        Mark A. Suwyn is the chairman of NewPage Corporation's board of directors and the board of directors of NewPage Holding, Escanaba Timber and Maple Timber Acquisition. Mr. Suwyn was chairman and chief executive officer of Louisiana-Pacific Corporation from 1996 until his retirement in 2004. Prior to joining Louisiana-Pacific, from 1992 through 1995, Mr. Suwyn served as a director and as executive vice president of distribution, specialty products and forest lands at International Paper. Before joining International Paper, from 1967 through 1992, Mr. Suwyn served in a variety of positions with E.I. Du Pont, most recently serving as executive vice president, medical products and imaging systems. Mr. Suwyn earned his Ph.D. in Inorganic Chemistry from Washington State University. He is co-chairman of the Washington State University Foundation and a member of the Board of Trustees for Hope College, Holland, Michigan, and serves as a board member of Ballard Power Systems, Unocal Corporation and United Rentals Inc.

        John Sheridan is a member of the board of directors of NewPage Corporation, NewPage Holding and the paper series of Maple Timber Acquisition. Mr. Sheridan served as the president and chief operating officer of Bell Canada from 2000 to 2003. Before then, he was president and vice-chairman of Bell Canada in 1999 and 2000, respectively. Since 2003, Mr. Sheridan served in various positions in Ballard Power Systems and most recently serves as the chairman of the board of Ballard Power Systems. Mr. Sheridan also serves on the board of The Conference Board of Canada.

        Robert S. Silberman is a member of the board of directors of NewPage Corporation, NewPage Holding and Maple Timber Acquisition. Mr. Silberman has been chairman of the board of Strayer Education, Inc. since February 2003, and chief executive officer of Strayer since March 2001 when he also began serving as a board member. He was Executive in Residence at New Mountain Capital, LLC from August 2000 to March 2001. From 1995 to 2000, Mr. Silberman served in a variety of senior management positions at CalEnergy Company, Inc., including president and chief operating officer. From 1993 to 1995, Mr. Silberman was assistant to the chairman and chief executive officer of International Paper Company. From 1989 to 1993, Mr. Silberman served in several senior positions in the U.S. Department of Defense, including Assistant Secretary of the Army. He serves on the boards of Surgis, Inc. and Danielson Holding Company, and is on the management advisory board of New Mountain Capital, LLC.

        Jerome F. Tatar is a member of the board of directors of NewPage Corporation, NewPage Holding and Maple Timber Acquisition. Mr. Tatar was most recently served as chairman of the board of directors of MeadWestvaco Corporation in 2002. Prior to that, Mr. Tatar served as chairman, chief executive officer and president of the Mead Corporation from 1997 to 2002, before then serving in various capacities within the Mead Corporation since 1973. He also serves on the board of directors of Robbins & Myers, Inc. and Bartech Group, Inc.

        Lenard B. Tessler is a member of the board of directors of NewPage Corporation, NewPage Holding and Maple Timber Acquisition. Mr. Tessler is a managing director of Cerberus Capital Management, L.P., which he joined in May 2001. Prior to joining Cerberus, he was a founding partner of TGV Partners, a private investment partnership formed in April 1990. Mr. Tessler served as chairman of the board of Empire Kosher Poultry from 1994 to 1997, after serving as its president and chief executive officer from 1992 to 1994. Before founding TGV Partners, Mr. Tessler was a founding partner of Levine, Tessler, Leichtman & Co., a leveraged buyout firm formed in 1987. Mr. Tessler serves as a member of the board of directors of BlueLinx Holdings Inc., Anchor Glass Container Corporation, EXCO Resources, Fila and Teleglobe International Holdings.

        Michael S. Williams is a member of the board of directors of NewPage Corporation, NewPage Holding and Maple Timber Acquisition. Mr. Williams has been a managing director for Cerberus Capital Management, L.P. since September 2004. Mr. Williams was the President & CEO of WAM!NET Government Series Inc. from February 2002 through September 2004. Prior to WAM!NET, Mr. Williams was at Lockheed Martin, where he was President and General Manager of Systems & Technology for the Global Telecommunications Division and Senior VP / VP in a number of commercial, international, satellite telecommunications initiatives within Lockheed Martin/Martin Marietta. Prior to Lockheed Martin/Martin Marietta, Mr. Williams spent 20 years at General Electric in various assignments within GE Aerospace. He serves as chairman of Netco Inc., chairman of DecisionOne Inc., and serves on the board of directors of IAP Worldwide Services.

        Alexander M. Wolf is a member of NewPage Corporation's board of directors and the board of directors of NewPage Holding, Escanaba Timber and Maple Timber Acquisition. Mr. Wolf is a Senior Vice President of Cerberus Capital Management, L.P., which he joined in December 2001. From 1999 through 2001, he attended the Stanford University Graduate School of Business, from which he obtained an MBA in 2001. From 1997 through 1999, Mr. Wolf was an associate at Ares Management. Mr. Wolf serves as a member of the board of directors of EXCO Holdings Inc, Anchor Glass Container Corporation and Global Home Products.

        Steven E. Wynne is a member of the board of directors of NewPage Corporation, NewPage Holding and Maple Timber Acquisition. Mr. Wynne has been the President and Chief Executive Officer of Sport Brands International Ltd. since March 2004. From April 2001 through March 2002, and from April 2003 through February 2004, Mr. Wynne was a partner in the Portland, Oregon, law firm of Ater Wynne LLP. Mr. Wynne served as Acting Senior Vice President and General Counsel of FLIR Systems, Inc. from April 2002 through March 2003. Mr. Wynne was President and Chief Executive Officer of adidas America, Inc. from February 1995 to March 2000. Mr. Wynne was formerly Chairman and Chief Executive Officer of eteamz.com from June 2000 through January 2001. He also serves on the board of directors of FLIR Systems, Inc. and Planar Systems, Inc.

Summary Compensation Table

        The following table sets forth the cash and non-cash compensation for 2004, 2003 and 2002 awarded to or earned by NewPage Corporation's chief executive officer and NewPage Corporation's other most highly compensated executive officers. All compensation amounts reflect compensation paid while the individuals listed below were employed by MeadWestvaco's coated and carbonless papers group, not by NewPage Corporation. The compensation amounts referred to below do not reflect participation in any MeadWestvaco stock-based incentive plan.

	Annual Compensation				Long-term Compensation Awards
Name and Principal Position	Year	Salary	Bonus(1)	Other Annual Compensation(2)	LTIP Payouts	All Other Compensation(3)
Peter H. Vogel Chief Executive Officer	2004 2003 2002	$318,223 283,947 280,068	$180,400 110,000 180,400	$50,973 177,046 —	$107,000 35,700 —	$19,303 21,799 14,076
Matthew L. Jesch Chief Financial Officer	2004 2003 2002	203,773 201,791 178,334	62,000 25,182 42,790	13,225 19,449 —	— — —	9,751 10,291 8,130
James C. Tyrone Senior Vice President, Sales and Marketing	2004 2003 2002	287,004 286,421 278,221	145,000 39,688 70,100	28,289 14,227 —	107,000 35,700 —	15,697 16,199 14,152
Daniel A. Clark Chief Information Officer and Vice President of Order Management	2004 2003 2002	213,033 212,301 188,880	50,501 15,181 47,790	20,975 49,702 —	— — —	10,021 11,122 8,520

(1)
Consists of bonus amounts paid during the applicable calendar year period.

(2)
Consists of interest on deferred compensation accounts in excess of applicable Federal tax rates.

(3)
Consists of (i) matching payments to a deferred compensation plan by MeadWestvaco for Messrs. Vogel, Jesch, Tyrone and Clark, (ii) matching payments to a 401(k) plan by MeadWestvaco for Messrs. Vogel, Jesch, Tyrone and Clark and (iii) the payment of executive life insurance premiums by MeadWestvaco for Messrs. Vogel, Jesch, Tyrone and Clark.

Compensation of Directors

        Mark Suwyn is a party to a consulting agreement with us pursuant to which he received a signing bonus of $697,500 at the completion of the Transactions and will receive a fee of $500,000 per annum as compensation for serving as our chairman and the chairman of the board of NewPage Holding, NewPage Corporation and Maple Timber Acquisition. If Mr. Suwyn is terminated as chairman or he terminates his chairmanship for any reason, he will be entitled to receive the portion of his annual fee accrued through the termination date.

        Board members, other than Mr. Suwyn, who are not employees of NewPage Holding, NewPage Corporation or NewPage Corporation's subsidiaries receive an annual retainer of $50,000 plus certain additional amounts for attending meetings and serving as a member or chairman of a committee.

        Other than Mr. Suwyn and our independent directors, our directors do not receive additional consideration for serving as directors. All directors are entitled to reimbursement for travel and out-of-pocket expenses in connection with their attendance at board and committee meetings.

Committees of the Board of Directors

        Our board of directors has established an audit committee, a compensation committee and a compliance committee.

        Our audit committee consists of John Sheridan and Jerome F. Tatar, both of whom are independent directors. Mr. Sheridan serves as the chairman of the audit committee. Duties of the audit committee include:

  •
  appointing or replacing independent accountants;

  •
  meeting with our independent accountants to discuss the planned scope of their examinations, the adequacy of our internal controls and our financial reporting;

  •
  reviewing the results of the annual examination of our financial statements and periodic internal audit examinations;

  •
  reviewing and approving the services and fees of our independent accountants;

  •
  monitoring and reviewing our compliance with applicable legal requirements; and

  •
  performing any other duties or functions deemed appropriate by our board of directors.

        Our compensation committee consists of Michael S. Williams, Robert S. Silberman, Mark A. Suwyn and Alexander Wolf. Mr. Williams serves as the chairman of the compensation committee. Duties of the compensation committee include administration of our stock option plans and approval of compensation arrangements for our executive officers.

        Our compliance committee consists of Steven E. Wynne, Robert S. Silberman and Michael S. Williams. Mr. Wynne serves as the chairman of the compliance committee. Duties of the compliance committee include the oversight of our policies, programs and procedures to ensure compliance with relevant laws.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers have a relationship that would constitute an interlocking relationship with executive officers or directors of another entity or insider participation in compensation decisions.

Employment Agreement/Employment Letters

General

        Peter H. Vogel is subject to a three-year employment agreement with us under which he serves as the chief executive officer and president of NewPage Holding and NewPage Corporation and the chief executive officer and president of Escanaba Timber. Mr. Vogel will be paid an annual base salary of $400,000 and received a signing bonus of $697,500 at the completion of the Transactions. In 2005, Mr. Vogel will be eligible to receive a bonus of $326,800 if we meet performance targets specified in his employment agreement. Beginning in 2006, Mr. Vogel will be eligible to receive an annual bonus equal to 100% of his base salary if he meets performance targets specified in his employment agreement. However, his bonus could be more or less depending on the extent by which he exceeds or falls short of those performance targets.

        Each of Matthew L. Jesch, James C. Tyrone, Daniel A. Clark and Douglas K. Cooper are subject to employment letters under which Mr. Jesch serves as vice president and chief financial officer of NewPage Holding and NewPage Corporation and the vice president and chief financial officer of Escanaba Timber, Mr. Tyrone serves as senior vice president of sales and marketing of NewPage Corporation, Mr. Clark serves as chief information officer and vice president of order management of

NewPage Corporation and Mr. Cooper, effective as of November 1, 2005, will serve as vice president general counsel and secretary of NewPage Holding and NewPage Corporation. Messrs. Jesch, Tyrone, Clark and Cooper will be paid an annual base salary of $250,000, $310,000, $225,000 and $235,000 respectively, and each of them received a signing bonus of $267,375, $267,375, $162,750 and $94,080 (payable on November 1, 2005) respectively, at the completion of the Transactions. In 2005, each of them will be eligible to receive a bonus of $106,336, $194,467, $83,003 and $105,750 respectively, if we meet performance targets specified in his employment letter. Beginning in 2006, each of them will be eligible to receive an annual bonus of 50%, 65%, 40% and 45% of his base salary, respectively, for achieving performance targets specified in his employment letter.

Termination Provisions

        If any of Messrs. Vogel, Jesch, Tyrone, Clark or Cooper are terminated without "cause" or terminates his employment with "good reason," as those terms are defined in the applicable employment agreement or employment letter, in addition to receiving accrued base salary and accrued benefits to the date of termination, such executive officer will receive the following after executing an irrevocable employment release:

  (1)
  the pro rata portion of his bonus for the year of termination based on the number of days worked during that year and (a) if the date of termination is prior to June 1, based on his bonus from the prior year or (b) if the date of termination is on or after June 1, based on what his bonus would have been had he not been terminated;

  (2)
  an amount equal to twice his base salary less his purchase price for the paper series units of Maple Timber Acquisition purchased by him, but if the termination of his employment is within 12 months following a significant acquisition of a company of similar size by us, the amount will be equal to three times his base salary less his purchase price for those securities; however, if at the time of his termination, the fair market value of the paper series Class A Common Percentage Interests is less than his purchase price, he will also receive that difference;

  (3)
  continuation of welfare benefits for 24 months after his termination date or until he is hired by another company and is eligible to receive its benefits; and

  (4)
  outplacement services substantially similar to those provided in our severance plan.

        If any of the executive officers are terminated for any other reason, other than death or disability, neither he nor his estate will be entitled to any severance payments other than salary and benefits accrued through the termination date. If any of the executives die or becomes disabled, he or his estate will be entitled to receive the pro rata bonus referred to in clause (1) above.

Non-Competition Provisions

        Messrs. Vogel, Jesch, Tyrone, Clark and Cooper are subject to a non-competition and non-solicitation restriction for one year following termination of employment for any reason.

Management Restricted Percentage Interests

        The equity interests of Maple Timber Acquisition are classified into two separate series: one relating to our business and one relating to the business of Escanaba Timber. The series of equity interests relating to our business consists of Class A Common Percentage Interests, Class B Common Percentage Interests and Preferred Percentage Interests. The Class A and Class B Common Percentage Interests participate in distributions only after holders of the Preferred Percentage Interests have received a return of their capital plus a preferred return thereon. Additionally, the Class B Common

Percentage Interests will participate in the equity of our business only after the Class A Common Percentage Interests have received $200.0 million in distributions.

        NewPage Corporation's named executive officers and chairman have purchased the percentage of Class A Common Percentage Interests and Class B Common Percentage Interests relating to our business specified in "Security Ownership of Certain Beneficial Owners and Management." In addition, certain other members of NewPage Corporation's management acquired Class A and Class B Common Percentage Interests relating to our business aggregating approximately 2% and 19% of the percentage interests of each class, respectively. Furthermore, certain other members of NewPage Corporation's management were issued options to purchase Class A Common Percentage Interests.

        Of the Class A and Class B Common Percentage Interests, 50% will vest over time, of which 10% vested immediately upon grant, 45% will vest at December 31, 2006 and another 45% will vest at December 31, 2007. The other 50% of the percentage interests will vest only if performance targets are met during 2006 and 2007. All Class A and Class B Percentage Interests issued to NewPage Corporation's named executives officers will vest only to the extent the applicable named executive officer remains employed by NewPage Corporation on each vesting date or, in the case of Mr. Suwyn, if Mr. Suwyn remains chairman of NewPage Corporation on each vesting date. However, all Class A and Class B Common Percentage Interests held by a named executive officer and chairman of NewPage Corporation will automatically vest upon a "change of control" or an "initial public offering," as each term is defined in the executive purchase agreements.

        If a named executive officer is terminated with "cause" or resigns without "good reason," Maple Timber Acquisition may purchase from that named executive officer and that named executive officer must sell to Maple Timber Acquisition, all (a) vested Class A and Class B Common Percentage Interests held by him at fair market value and (b) non-vested Class A and Class B Common Percentage Interests held by him at the lesser of 50% of his purchase price and fair market value. If Maple Timber Acquisition does not exercise its right to repurchase the units, Cerberus and its affiliates, which are referred to as the Permitted Holders," will have the right to repurchase the percentage interests on the same terms.

        If a named executive officer's employment is terminated without "cause" or the named executive officer resigns with "good reason," Maple Timber Acquisition must purchase from that named executive officer all of his vested and unvested percentage interests for fair market value. Maple Timber Acquisition's and the Permitted Holders' obligation to repurchase percentage interests from the named executive officers will terminate upon an initial public offering of NewPage Holding.

        If NewPage Corporation's chairman is terminated with "cause" or resigns voluntary, vested Class A and Class B Common Percentage Interests are subject to repurchase at fair market value and his non-vested Class A and Class B Common Percentage Interests are subject to repurchase at the lesser of his purchase price and fair market value. If NewPage Corporation's chairman is terminated without "cause," his vested and unvested percentage interests must be repurchased by Maple Timber Acquisition at fair market value.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        NewPage Holding is a wholly-owned subsidiary of Escanaba Timber. Escanaba Timber is a wholly-owned subsidiary of Maple Timber Acquisition. The equity interests of Maple Timber Acquisition are classified into two separate series: one relating to our business, the paper series, and one relating to the business of Escanaba Timber. The series of equity interests relating to our business consists of Class A Common Percentage Interests, Class B Common Percentage Interests and Preferred Percentage Interests. Each of these series differ with respect to the right to receive dividends and distributions upon liquidation. The following table sets forth information with respect to the beneficial ownership of the series of equity interests relating to our business as of the consummation of the Transactions by:

  •
  each person who is known by us to beneficially own 5% or more of the outstanding interests of such series;

  •
  each member of our board of directors and the board of directors of NewPage Corporation and Maple Timber Acquisition;

  •
  each of the executive officers named in the table under "Management—Summary Compensation Table"; and

  •
  all members of the boards of directors of NewPage Holding, New Page Corporation and Maple Timber Acquisition and the executive officers named above, as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC. The following table does not include equity interests in Maple Timber Acquisition that relate to the series of equity interests not relating to our business. To our knowledge, each of the holders of interests listed below has sole voting and investment power as to the units owned unless otherwise noted.

Name and Address of Beneficial Owner	Percentage of Total Class A Common Percentage Interests of Paper Series (%)	Percentage of Total Class B Common Percentage Interests of Paper Series (%)	Percentage of Total Preferred Percentage Interests of Paper Series (%)
Stephen Feinberg(1)(2)	88.9%	—%	100%
Daniel A. Clark(3)	*	6.3	—
Matthew L. Jesch(3)	1.2	10.4	—
James C. Tyrone(3)	1.2	10.4	—
Peter H. Vogel(3)	3.0	27.0	—
Mark A. Suwyn(3)	3.0	27.0	—
John Sheridan	—	—	—
Robert S. Silberman	—	—	—
Jerome F. Tatar	—	—	—
Lenard B. Tessler	—	—	—
Michael S. Williams	—	—	—
Alexander M. Wolf	—	—	—
Steven E. Wynne	—	—	—
Directors and executive officers as a group (7 persons)	9.0	81.0	—

*
Denotes beneficial ownership of less than 1% of the class of units.
(1)
One or more affiliates of Cerberus owns 88.9% of the Class A Common Percentage Interests of the paper series of Maple Timber Acquisition and 100% of the Preferred Percentage Interests of the paper series of Maple Timber Acquisition. Stephen Feinberg exercises sole voting and investment authority over all of Maple Timber Acquisition's securities owned by the affiliate(s) of Cerberus. Thus, pursuant to Rule 13d-3 under the Exchange Act, Stephen Feinberg is deemed to beneficially own 88.9% of the Class A Common Percentage Interests of the paper series of Maple Timber Acquisition and 100% of the Preferred Percentage Interests of the paper series of Maple Timber Acquisition.
(2)
The address for Mr. Feinberg, is c/o Cerberus Capital Management, L.P., 299 Park Avenue, New York, New York 10171.
(3)
The address for Messrs. Clark, Jesch, Suwyn, Tyrone and Vogel is c/o NewPage Corporation, Courthouse Plaza, NE, Dayton, Ohio 45463.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Fiber Supply Agreements with Escanaba Timber

        Contemporaneously with the consummation of the Acquisition, we entered into three separate but substantially similar fiber supply agreements with Escanaba Timber, pursuant to which Escanaba Timber supplies our Escanaba, Chillicothe and Wickliffe mills with hardwood, softwood and aspen pulpwood. The agreements require Escanaba Timber to sell to us for each of the three mills, and require us to purchase a designated minimum number of tons of each type of pulpwood during the term.

        The agreements provide for specified fair market prices at which we purchase each type of pulpwood based on comparable arms' length sales of each product in the relevant market and the delivery distance between the forest and the mill or other delivery destination. Prices will be adjusted semi-annually based on the volume-weighted average of prices on comparable purchases by the applicable mill from other pulpwood suppliers during the prior six month period, subject to third party verification.

        For a more detailed description of the fiber supply agreements, see "The Transactions—Fiber Supply Agreements."

Hedging Agreement

        On April 6, 2005, Cerberus entered into the Hedging Agreement with J. Aron & Company. Concurrently, with the completion of the Transactions, Cerberus assigned all of its rights under the hedging agreement, which governs the Hedging Program, to NewPage Corporation and NewPage Corporation assumed all of Cerberus' obligations thereunder. For a further description of the Hedging Program, see "The Transactions—Hedging Program."

Escanaba Timber Profits Interest

        Certain of our and NewPage Corporation's executive officers and directors, including Peter H. Vogel, Matthew L. Jesch, James C. Tyrone, Daniel A. Clark and Mark A. Suwyn, in addition to owning paper series units of Maple Timber Acquisition specified in "Security Ownership of Certain Beneficial Owners and Management," also own profits interests in the timber series of Maple Timber Acquisition, our indirect parent. As a consequence, in the aggregate, these persons participate in up to approximately 10% of the profits of Escanaba Timber, but only after the other holders of the capital interests in the timber series receive a return of their capital, a preferred return thereon, plus $240 million in distributions.

Allocation and Services Agreement with Escanaba Timber

        Contemporaneously with the consummation of the Acquisition, we entered into an allocation and services agreement with Escanaba Timber. The agreement provides for us and Escanaba Timber to cooperate on post-closing purchase price adjustment matters and to allocate between us and Escanaba Timber rights and responsibilities relating to any post-closing purchase price adjustments required under the purchase agreement.

        The agreement also provides for an allocation of all fees, costs and expenses related to the Acquisition from MeadWestvaco between us and Escanaba Timber, based on whether the fee, cost or expense is clearly attributable to the acquisition and financing of our business or the timberlands. To the extent any such fees, costs or expenses are not clearly attributable to the Acquisition of our business or the timberlands, they will be allocated generally based on a good faith determination of the portion of the fee, cost or expense that relates to the acquisition and/or financing of the timberlands and our business. The agreement also assigns rights and responsibilities under the purchase agreement, whereby we maintain all rights and responsibilities under the purchase agreement relating to the Acquisition of MeadWestvaco's paper business and Escanaba Timber maintains all rights and responsibilities under the purchase agreement relating to the Acquisition of the timberlands.

        The agreement also provides for us to furnish administrative, financial, accounting, tax, human resources, procurement, information technology and other related services to Escanaba Timber. The services generally are provided through the transition services being provided to us under the transition service agreements we entered into with MeadWestvaco at the closing of the Acquisition. Under the agreement, we will charge Escanaba Timber a portion of the cost charged to us by MeadWestvaco for these services, based on the anticipated proportionate use of such services by each of us and Escanaba Timber. Escanaba Timber has the right to terminate receipt of any of the services being provided so long as we are able to terminate the service under our transition agreements with MeadWestvaco without additional cost to us. We have agreed to continue to provide these services directly to Escanaba Timber for an additional 5 years after the termination or expiration of the transition agreements with MeadWestvaco, subject to Escanaba Timber's right to terminate any such services at any time during the 5 year period.

        We also provide certain other services to Escanaba Timber that are not contemplated by the transition service agreements with MeadWestvaco, including by making available to Escanaba Timber the services of certain members our senior management on a limited basis for operational and management support. We charge Escanaba Timber for these services based on proportionate costs. We have agreed to make these services available for up to 5 years. We also sublease or license office space to Escanaba Timber at each of our Escanaba, Chillicothe and Wickliffe mill locations, at a cost allocated based on the relative usage by us and Escanaba Timber employees.

Registration Rights Agreement

        Contemporaneously with the closing of the Acquisition, Maple Timber Acquisition and NewPage Holding entered into a registration rights agreement with Cerberus and NewPage Corporation's executive officers, other members of NewPage Corporation's senior management and Mark Suwyn, pursuant to which common units in Maple Timber Acquisition and/or common stock of NewPage Holding will be subject to registration.

        Under the agreement, Cerberus has the right to demand that Maple Timber Acquisition and/or NewPage Holding register under the Securities Act the common units of Maple Timber Acquisition and/or any shares of common stock of NewPage Holding held by Cerberus. NewPage Corporation's executive officers, other members of senior management and Mr. Suwyn will have the right to participate in any registration demand made by Cerberus, subject to certain limitations and exceptions. Cerberus, NewPage Corporation's executive officers, other members of NewPage Corporation's senior management and Mark Suwyn will also have "piggyback" registration rights with respect to any equity offering of securities made by Maple Timber Acquisition and/or NewPage Holding, subject to certain limitations and exceptions. Pursuant to the registration rights agreement, Maple Timber Acquisition or NewPage Holding, as applicable, will pay all registration expenses and indemnify each holder of registrable securities with respect to each registration which has been effected.

Consulting Arrangements with Rapid Change Technologies

        Dan Suwyn, the son of NewPage Corporation's chairman, Mark Suwyn, is the principal owner of Rapid Change Technologies. We paid Rapid Change Technologies $463,000 for the six months ended June 30, 2005 for consulting and training services.

Cerberus Arrangements

        Cerberus retains consultants that specialize in operations management and support and who provide Cerberus with consulting advice concerning portfolio companies in which funds and accounts managed by Cerberus or its affiliates have invested. From time to time, Cerberus makes the services of these consultants available to Cerberus portfolio companies. In the future, we may employ the consulting services of one or more of these Cerberus consultants. Any such retention will require the approval of the independent members of NewPage Corporation's and our Board of Directors and will be for specific projects in areas in which the consultants have expertise. In addition, any such consultants will be subject to the supervision of the independent members of NewPage Corporation's and our Board of Directors, and the consultants' duty of loyalty in their performance of their consulting services to NewPage Corporation and our company shall be solely to NewPage Corporation and us. Any such consulting services shall be provided at monthly rates not greater than the monthly fees that Cerberus pays to the applicable consultant, together with reimbursement of out of pocket expenses incurred by the consultant in providing such services. Depending upon the nature of the assignment, consultants retained by us may provide services for Cerberus and other entities affiliated with Cerberus, including other Cerberus portfolio companies, at the same time as they are performing consulting services to us. An affiliate of Cerberus was paid a fee by our parent company, Escanaba Timber LLC, in connection with the Transactions.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Credit Facilities

        Simultaneously with the consummation of the issuance of the Original Notes, NewPage Corporation entered into an aggregate of $1.1 billion of senior secured credit facilities with various lenders, Goldman Sachs Credit Partners L.P., UBS Securities LLC, JPMorgan Chase Bank, N.A., Wachovia Capital Markets LLC and Bank of America, N.A. The following is a summary of the material terms contained in the senior secured credit facilities. This description does not purport to be complete and is qualified in its entirety by reference to the provisions of the senior secured credit facilities.

        Structure.    The senior secured credit facilities consist of:

  •
  a senior secured term loan, or senior term facility, of $750.0 million, and

  •
  a senior secured revolving credit facility, or revolving facility, of $350.0 million.

        The full amount of the senior term facility was drawn in a single drawing at the closing to fund the Acquisition and pay related fees and expenses. See "The Acquisition." Subject to customary conditions, including the absence of defaults under the revolving facility, amounts available under the revolving facility may be borrowed, repaid and reborrowed on or after the closing, as applicable, including the letters of credit and swing line loans, until the maturity date thereof. The revolving facility was partially utilized to fund the Acquisition and pay related expenses, and may be utilized to fund our working capital, to fund permitted acquisitions and capital expenditures, and for other general corporate purposes. The maximum amount that may be borrowed and outstanding at any time under the revolving facility may not exceed a borrowing base, as described below. The availability under our revolving credit facility was reduced by our outstanding letters of credit, which, as of June 30, 2005, was approximately $145.1 million.

        Borrowing Base.    The amount of loans and letters of credit available to us pursuant to the revolving facility is limited to the lesser of $350.0 million or an amount determined pursuant to a borrowing base. The borrowing base at any time will be equal to 85% of the book value of NewPage Corporation and its subsidiaries' eligible account receivables, plus the lesser of (i) 75% of the lower of cost or market value of NewPage Corporation and its subsidiaries' eligible inventory or (ii) the lower of cost or market value of NewPage Corporation and its subsidiaries' eligible inventory multiplied by 85% of the "net cost recovery percentage", minus certain reserves established by the collateral agent under the revolving facility. The collateral agent has the right to change these advance rates under certain circumstances. The eligibility of accounts receivable and inventory for inclusion in the borrowing base is determined in accordance with certain customary criteria specified pursuant to the revolving facility. For purposes of the borrowing base, "net cost recovery percentage" is the percentage determined by dividing the amount that would be recovered in an orderly liquidation of the inventory, as determined from the most recent inventory appraisal conducted under the terms of the revolving facility, by the cost of the inventory covered by such appraisal. The terms of the revolving facility provide that such appraisals will be conducted annually, and more frequently at the collateral agent's request if an event of default exists. As of June 30, 2005, based on our borrowing base availability on that date, we would have had $145.1 million of availability under our revolving senior secured credit facility, net of outstanding letters of credit of $9.8 million.

        Maturity, Amortization and Prepayment.    The senior term facility has a maturity of six years and will amortize in 20 consecutive equal quarterly installments in an aggregate annual amount equal to 1.0% of the original principal amount of the senior term facility during the first five years thereof, with the balance payable in four equal quarterly installments in year six. Unless terminated earlier, the revolving facility has a maturity of five years.

        The senior term facility is subject to mandatory prepayment with, in general, (i) 100% of the net cash proceeds of certain asset sales, subject to certain reinvestment rights; (ii) 100% of the net cash proceeds of certain insurance and condemnation payments, subject to certain reinvestment rights; (iii) 50% of the net cash proceeds of equity offerings; (iv) 100% of the net cash proceeds of debt incurrences (other than debt incurrences permitted under the term facility); and (v) 75% of NewPage Corporation's excess cash flow, as defined in the senior secured credit facility (declining in stages to zero, in accordance with a leverage ratio test).

        Interest.    The loans under the senior term facility bear interest, at our option, at a rate per annum equal to either: (i) the base rate (as defined in our senior secured credit facilities), plus an applicable margin, or (ii) the adjusted Eurodollar rate (as defined in our senior secured credit facilities), plus an applicable margin. Amounts outstanding under our revolving facility initially bear interest, at our option, at a rate per annum equal to either: (i) the base rate, plus an applicable margin, or (ii) the adjusted Eurodollar rate, plus an applicable margin. Beginning on the date on which we deliver financial statements for NewPage Corporation for the second full fiscal quarter following the closing of the senior secured credit facilities, the applicable margin for the revolving facility is subject to adjustment based on the achievement of certain leverage ratios. The interest rates under our senior secured credit facilities bear interest at the rate determined by reference to the base rate plus an additional 2% per annum during the continuance of an event of default.

        Guarantees and Security.    The senior secured credit facilities are guaranteed by NewPage Holding, NewPage Corporation and each of NewPage Corporation's existing and future direct and indirect subsidiaries, other than any foreign subsidiaries. Subject to certain customary exceptions, NewPage Corporation and each of the guarantors granted to the lenders under the revolving facility a first priority security interest in and lien on our and their present and future cash, deposit accounts, accounts receivable, inventory and intercompany debt owed to NewPage Holding, NewPage Corporation and each of NewPage Corporation's guarantor domestic subsidiaries. Subject to certain customary exceptions, NewPage Corporation and each of the guarantors granted to the lenders under the term facility (i) a first priority security interest in and lien on substantially all of NewPage Corporation and each of its domestic subsidiaries' present and future property and assets (other than cash, deposit accounts, accounts receivable, inventory and intercompany debt owed to NewPage Holding, NewPage Corporation and each of NewPage Corporation's guarantor domestic subsidiaries), including the capital stock of each of NewPage Corporation's domestic subsidiaries and 65% of the capital stock of NewPage Corporation's foreign subsidiaries, if any, as well as NewPage Corporation's capital stock owned by NewPage Holding and (ii) a second priority security interest in and lien on NewPage Corporation and each of its domestic subsidiaries' present and future cash, deposit accounts, accounts receivable, inventory and intercompany debt owed to NewPage Holding, NewPage Corporation and each of NewPage Corporation's guarantor domestic subsidiaries.

        Fees.    Certain customary fees are payable to the lenders and the agents under the senior secured credit facilities, including, without limitation, a commitment fee for our revolving facility based upon non-use of available funds and letter of credit fees and issuer fronting fees.

        Covenants.    The senior secured credit facilities contain various customary affirmative and negative covenants (subject to customary exceptions and certain existing obligations and liabilities), including, but not limited to, restrictions on our ability and the ability of our subsidiaries to (i) dispose of assets, (ii) incur additional indebtedness and guarantee obligations, (iii) repay other indebtedness, (iv) pay certain restricted payments and dividends, (v) create liens on assets or prohibit the creation of liens on assets, (vi) make investments, loans or advances, (vii) restrict distributions to our company from our subsidiaries, (viii) make certain acquisitions, (ix) engage in mergers or consolidations, (x) enter into sale and leaseback transactions, (xi) engage in certain transactions with subsidiaries of NewPage Corporation that are not guarantors of the senior secured credit facilities or with affiliates or

(xii) amend the terms of the New Notes and the NewPage Notes and otherwise restrict corporate activities. In addition, under the senior term facility (and under the revolving facility to the extent that after September 30, 2005, the unused borrowing availability under the revolving facility plus excess cash are below $40.0 million for 10 consecutive business days), we are required to comply with specified financial ratios and tests, including a minimum interest and fixed charge coverage ratios, maximum senior and total leverage ratios and maximum capital expenditures.

        Events of Default.    The senior secured credit facilities contain customary events of default (subject to customary exceptions, thresholds and grace periods), including, without limitation: (i) nonpayment of principal or interest; (ii) failure to perform or observe covenants; (iii) inaccuracy or breaches of representations and warranties; (iv) cross-defaults with certain other indebtedness; (v) certain bankruptcy related events; (vi) impairment of security interests in collateral; (vii) invalidity of guarantees; (viii) monetary judgment defaults; (ix) certain ERISA matters and (x) certain change of control events.

NewPage Corporation Senior Secured Notes due 2012

        Simultaneously with the consummation of the issuance of the Original Notes, NewPage Corporation issued $350.0 million in aggregate principal amount of 10% senior secured notes and $225.0 million in aggregate principal amount of floating rate senior secured notes, each due 2012, which we refer to as the 10% senior secured notes and floating rate senior secured notes, respectively, and, collectively, as the senior secured notes. The following is a summary of the material terms of the senior secured notes and the indentures governing such notes. This description does not purport to be complete and is qualified in its entirely by reference to the provisions of the senior secured note indentures, the collateral trust agreement and the intercreditor agreement.

        Maturity and Interest.    Each of the senior secured notes will mature on May 1, 2012. Interest on the 10% senior secured notes accrues at the rate of 10% per annum and is payable semi-annually. Interest on the floating rate senior secured notes accrues at a rate per annum, reset quarterly, equal to LIBOR plus 6.25% and is payable quarterly.

        Guarantees.    The senior secured notes are guaranteed by each of NewPage Corporation's current and future domestic subsidiaries.

        Security.    The senior secured notes and the related subsidiary guarantees are secured equally and ratably by second priority liens on substantially all of the assets of NewPage Corporation and its subsidiaries, other than cash deposit accounts, accounts receivables, inventory, the stock of NewPage Corporation's subsidiaries and intercompany debt. These liens will be junior in priority to the liens securing the senior secured credit facilities of NewPage Corporation. Matters relating to certain intercreditor issues relating to the priority, enforcement and other rights relating to the collateral including the order in which the proceeds from the collateral will be distributed, are governed under the collateral trust agreement and the intercreditor agreement.

        Optional Redemption.    At any time on or after May 1, 2009, NewPage Corporation may redeem some or all of the senior secured notes at specified redemption prices. At any time prior to May 1, 2009, NewPage Corporation may redeem some or all of the fixed rate senior secured notes at a price equal to 100% of the principal amount of the fixed rate notes plus a make-whole premium.

        Optional Redemption after Equity Offering.    Subject to certain conditions, at any time prior to May 1, 2008, NewPage Corporation may redeem up to 30% of the outstanding aggregate principal amount of the senior secured notes with the net cash proceeds of any one or more qualified public equity offerings by NewPage Corporation or an equity contribution to NewPage Corporation from its direct or indirect parents from one or more qualified public equity offerings at specified redemption prices.

        Mandatory Redemption.    NewPage Corporation is not required to make mandatory redemption or sinking fund payments with respect to the senior secured notes.

        Repurchase of Senior Secured Notes at the Option of Holders.    If NewPage Corporation sells certain assets without applying the proceeds in a specified manner, or experiences certain change of control events, each holder of the senior secured notes may require NewPage Corporation to repurchase all or a portion of its senior secured notes.

        Covenants.    The senior secured note indentures contain various customary negative covenants (subject to customary exceptions and certain existing obligations and liabilities), including restrictions on NewPage Corporation's ability and the ability of its subsidiaries (i) to pay dividends and make certain payments or investments, (ii) to incur indebtedness, (iii) to allow liens to exist, (iv) to restrict any subsidiaries of NewPage Corporation from paying dividends or making certain other payments to NewPage Corporation or its subsidiaries, (v) to merge, consolidate or sell assets and (v) to enter into transactions with affiliates.

        Events of Default.    The senior secured note indentures contain various events of default substantially similar to those contained in the indenture governing the notes being offered hereby. In addition, the senior secured notes indentures include, among others, the following additional events of default (subject to customary exceptions, thresholds and grace periods): (i) any security document is held to be unenforceable ceases for any reason to be in full force or effect, (ii) any subsidiary guarantee guaranteeing the senior secured notes is held to be unenforceable or ceases for any reason to be in full force and effect, or any guarantor of NewPage Corporation, or any person acting on behalf of any such guarantor, denies or disaffirms its obligations under its guarantee and (iii) NewPage Holding or any of its subsidiaries acquires or retires for value any of the notes being offered hereby other than with the proceeds of a sale of common equity of NewPage Holding or a contribution to the common equity capital of NewPage Holding (other than from NewPage Corporation or one of its subsidiaries).

NewPage Corporation Senior Subordinated Notes due 2013

        Simultaneously with the consummation of the initial issuance of the notes being offered hereby, NewPage Corporation issued $200.0 million in aggregate principal amount of senior subordinated notes due 2013, which we refer to as the senior subordinated notes. The following is a summary of the material terms of the senior subordinated notes and the indenture governing such notes. This description does not purport to be complete and is qualified in its entirely by reference to the provisions of the senior subordinated note indenture.

        Maturity and Interest.    The senior subordinated notes will mature on May 1, 2013. Interest on the senior subordinated notes accrues at the rate of 12% per annum and is payable semi-annually.

        Guarantees and security.    The senior subordinated notes are guaranteed by each of NewPage Corporation's current and future domestic subsidiaries. The senior subordinated notes are unsecured.

        Subordination.    The payments on the senior subordinated notes are subordinated to the prior payment in full of all of NewPage Corporation's present and future senior indebtedness.

        Optional Redemption.    At any time on or after May 1, 2009, NewPage Corporation may redeem some or all of the senior subordinated notes at specified redemption prices. At any time prior to May 1, 2009, NewPage Corporation may redeem some or all of the senior subordinated notes at a price equal to 100% of the principal amount of the senior subordinated notes plus a make-whole premium.

        Optional Redemption after Equity Offering.    Subject to certain conditions, at any time prior to May 1, 2008, NewPage Corporation may redeem up to 30% of the outstanding aggregate principal amount of the senior subordinated notes with the net cash proceeds of any one or more qualified public equity offerings by NewPage Corporation or an equity contribution to NewPage Corporation from its direct or indirect parents from one or more qualified public equity offerings at specified redemption prices.

        Mandatory Redemption.    NewPage Corporation is not required to make mandatory redemption or sinking fund payments with respect to the senior subordinated notes.

        Repurchase of Senior Subordinated Notes at the Option of Holders.    If NewPage Corporation sells certain assets without applying the proceeds in a specified manner, or experiences certain change of control events, each holder of the senior subordinated notes may require NewPage Corporation to repurchase all or a portion of its senior subordinated notes.

        Covenants.    The senior subordinated note indenture contains various customary negative covenants (subject to customary exceptions and certain existing obligations and liabilities), including restrictions on NewPage Corporation's ability and the ability of its subsidiaries (i) to pay dividends and make certain payments or investments, (ii) to incur indebtedness, (iii) to incur any indebtedness that is contractually subordinate to any senior indebtedness of NewPage Corporation and senior to the senior subordinated notes, (iv) to allow liens to exist, (v) to restrict any subsidiaries of NewPage Corporation from paying dividends or making certain other payments to NewPage Corporation or its subsidiaries, (vi) to merge, consolidate or sell assets and (vii) to enter into transactions with affiliates.

        Events of Default.    The senior subordinated note indenture contains various events of default substantially similar to those contained in the indenture governing the notes being offered hereby. In addition, the senior subordinated note indenture includes, among others, the following additional events of default (subject to customary exceptions, thresholds and grace periods): (i) any subsidiary guarantee guaranteeing the senior subordinated notes is held to be unenforceable or ceases for any reason to be in full force and effect, or any guarantor of NewPage Corporation, or any person acting on behalf of any such guarantor, denies or disaffirms its obligations under its guarantee and (ii) NewPage Holding or any of its subsidiaries acquires or retires for value any of the notes being offered hereby other than with the proceeds of a sale of common equity of NewPage Holding or a contribution to the common equity capital of NewPage Holding (other than from NewPage Corporation or one of its subsidiaries).

DESCRIPTION OF THE NEW NOTES

        You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, the term "Company" refers only to NewPage Holding Corporation and not to any of its subsidiaries and the term "NewPage" refers to NewPage Corporation.

        On May 2, 2005, the Company issued the original floating rate senior PIK notes due 2013 under an indenture dated as of May 2, 2005, between the Company and HSBC Bank USA, National Association, as trustee, in private transactions that were not subject to the registration requirements of the Securities Act. The original floating rate senior PIK notes are referred to in this description as the "original notes." The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The terms of the new notes are identical in all material respects to the terms of the original notes, except for the transfer restrictions and registration rights relating to the original notes, and are referred to in this description as the "new notes," and together with the original notes, are referred to in this description as the "notes."

        The following description is a summary of the material provisions of the indenture. It does not restate that agreement in their entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. Copies of the indenture are available as set forth below under "—Additional Information." Certain defined terms used in this description but not defined below under "—Certain Definitions" have the meanings assigned to them in the indenture.

Brief Description of the Notes

        The notes:

  •
  are general unsecured obligations of the Company;

  •
  are not guaranteed by any of the Company's Subsidiaries and are structurally subordinated to any existing and future indebtedness and liabilities of the Company's Subsidiaries;

  •
  are pari passu in right of payment with any future senior Indebtedness of the Company; and

  •
  are senior in right of payment to any future subordinated Indebtedness of the Company.

        As of June 30, 2005, the Company and its Subsidiaries had approximately $1,808.5 million of Indebtedness under the notes, NewPage Credit Agreements and the NewPage Indentures. As indicated above, payments on the notes will be structurally subordinated to the payment of all Indebtedness of the Company's Subsidiaries. See "Risk Factors—Risks Relating to the Notes—Our substantial level of indebtedness could adversely affect our business, financial condition or results of operations and prevent us from fulfilling our obligations under the notes." The senior subordinated note indenture will permit NewPage and its Subsidiaries to incur additional Indebtedness.

        As of the date hereof, all of our Subsidiaries are "Restricted Subsidiaries." However, under the circumstances described below under the caption "—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries," we will be permitted to designate certain of our Subsidiaries (other than NewPage) as "Unrestricted Subsidiaries." Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. None of our Subsidiaries will guarantee the notes.

Principal, Maturity and Interest

        The Company issued $125.0 million in aggregate principal amount of notes in the original offering. The Company may issue additional notes under the indenture from time to time after the initial offering including additional notes issued from time to time to represent interest and Special Interest, if any, automatically deemed paid pursuant to the following paragraph. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock." The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under that indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Company has issued and will issue notes in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000, except that additional notes issued as payment of interest or Special Interest, if any, may be in other denominations. The notes will mature on November 1, 2013. All notes (including all additional notes) will be paid in cash upon the scheduled maturity of the notes.

        Interest on the notes accrues at a rate per annum from the date of the original issuance of the Original Notes, or if interest has already been paid, from the date most recently paid, reset semi-annually, equal to LIBOR plus 7.0%, as determined by the Calculation Agent. Interest is payable in the form of additional notes semi-annually in arrears on May 1 and November 1, commencing on November 1, 2005. The Company will automatically be deemed to have paid such interest in kind, and additional notes will automatically be deemed issued to each holder of record in an aggregate principal amount equal to the amount of interest and Special Interest, if any, due to such holder of notes on the applicable interest payment date. The Company will thereafter promptly cause to be executed and authenticated such additional notes in accordance with the indenture and deliver such additional notes to each holder of record (or the trustee or the authenticating agent in custody of such Persons). Interest on overdue principal and interest and Special Interest, if any, accrues at a rate that is 1% per annum higher than the then applicable interest rate on the notes in the form of additional notes, to the extent lawful. The Company will make each interest payment in the form of additional notes to the holders of record on the April 15 and October 15, immediately preceding the applicable interest payment date.

        Notwithstanding the foregoing paragraph, the Company is required under the indenture to pay all interest and Special Interest, if any, in cash and not in additional notes if the notes become due and payable due to (A) an acceleration of the notes due to an event of default as specified in the indenture or (B) the scheduled maturity of the notes.

        The amount of interest for each day that the notes are outstanding (the "Daily Interest Amount") will be calculated by dividing the interest rate in effect for such day by 360 and multiplying the result by the principal amount of the notes then outstanding. The amount of interest to be paid on the notes for each Interest Period will be calculated by adding the Daily Interest Amounts for each day in the Interest Period. All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards (e.g., 9.876545% (or 0.09876545) being rounded to 9.87655% (or 0.0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

        The Calculation Agent will, upon the request of any holder of notes, provide the interest rate then in effect with respect to the notes. All calculations made by the Calculation Agent in the absence of manifest error will be conclusive for all purposes and binding on the Company and the holders of the notes.

        Interest on the notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

        Interest and Special Interest, if any, to be paid by the Company in the form of additional notes will be mailed to the holders at their addresses set forth in the register of holders. If a holder of notes has given wire transfer instructions to the Company, the Company will pay all required cash payments of principal, interest and premium and Special Interest, if any, on that holder's notes in accordance with those instructions. All other cash payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Company elects to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

        The trustee is the initial paying agent and registrar. The Company may change the paying agent or registrar without prior notice to the holders of the notes, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

        A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes or similar government charges due on transfer or exchange. The Company will be required to transfer or exchange any note selected for redemption. Also, the Company will be required to transfer or exchange any note (1) for a period of 15 days before the mailing of a notice of redemption of notes to be redeemed or (2) between a record date and the next succeeding interest payment date.

        The registered holder of a note is treated as the owner of it for all purposes. Only registered holders have rights under the indenture.

Optional Redemption

        On or after May 1, 2006 the Company may redeem all or a part of the notes, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Special Interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on May 1 of the years indicated below, subject to the rights of the holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
May 1, 2006	100.0%
May 1, 2007	102.0%
May 1, 2008	101.0%
May 1, 2009 and thereafter	100.0%

        The notes are not redeemable at the Company's option prior to May 1, 2006. The Company is not prohibited by the terms of the indenture, however, from acquiring the notes pursuant to an issuer tender offer, in open market transactions or otherwise, assuming such acquisition does not otherwise violate the terms of the indenture.

        Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

        If less than all of the notes are to be redeemed, the procedures described below under "—Selection and Notice" will apply.

Mandatory Redemption

        The Company is not required to make sinking fund payments with respect to the notes.

        In addition to any payments required pursuant to the indenture as described below under "Repurchase of Notes at the Option of Holders—Change of Control" and "Repurchase of Notes at the Option of Holders—Asset Sales," if, at any time on or prior to May 1, 2006, the Company receives any cash proceeds from a contribution to its equity capital, or from the issuance of Capital Stock of the Company, at a time when no default or event of default has occurred and is continuing under any Credit Facilities of NewPage or any of its Restricted Subsidiaries (other than any such cash proceeds (A) received pursuant to any employee stock or stock option compensation plan or (B) received as cash equity contributions to cure a breach by NewPage or any of its Subsidiaries under one or more financial covenants under a Credit Facility of New Page or any agreement governing the Indebtedness of NewPage or any of its Restricted Subsidiaries), the Company will be required to apply such cash proceeds, within 60 days of the receipt thereof, to redeem the maximum amount of notes (including additional notes) redeemable with such cash proceeds at a redemption price equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest and Special Interest, if any, thereon, to the redemption date with such adjustments as may be deemed appropriate by the Company so that only notes in denominations of $2,000, or integral multiples of $1,000 in excess of $2,000, together with accrued and unpaid interest and Special Interest, if any, thereon, will be purchased (except that additional notes issued in payment of interest and Special Interest, if any, may be purchased in other denominations).

        If less than all of the notes are to be redeemed, the procedures described below under "—Selection and Notice" will apply.

Repurchase of Notes at the Option of Holders

Change of Control

        If a Change of Control occurs, each holder of notes will have the right to require the Company to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess of $2,000 (excluding additional notes, of which any portion may be repurchased in whole or in part)) of that holder's notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, the Company will offer a Change of Control payment equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Special Interest, if any, on the notes repurchased to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

        On the Change of Control payment date, the Company will, to the extent lawful:

(1)
accept for payment all notes or portions of notes properly tendered and not withdrawn pursuant to the Change of Control Offer;

(2)
deposit with the paying agent an amount equal to the Change of Control payment in respect of all notes or portions of notes properly tendered; and

(3)
deliver or cause to be delivered to the trustee the notes properly accepted together with an officers' certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Company.

        The paying agent will promptly mail to each holder of notes properly tendered, and not withdrawn, the Change of Control payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000 (except that additional notes issued in payment of interest or Special Interest, if any, may be in other denominations). The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control payment date. A Change in Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer. Notes repurchased pursuant to a Change of Control Offer will be retired and cancelled.

        The provisions described above that require the Company to make a Change of Control Offer following a Change of Control are applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization, spin-off or similar transaction.

        The Company is not required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption "—Optional Redemption," unless and until there is a default in payment of the applicable redemption price.

        The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Company to repurchase the notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

        If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the purchase price for all of the notes that might be tendered by holders seeking to accept the Change of Control Offer. The failure of the Company to make or consummate the Change of Control Offer or pay the Change of Control Payment when due would result in an Event of Default under the indenture which would, in turn, constitute a default under the NewPage Credit Agreements.

Asset Sales

        The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)
the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)
at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash. For purposes of this provision (but not the definition of Net Proceeds), each of the following will be deemed to be cash:

(A)
Cash Equivalents;

(B)
any liabilities, as shown on the Company's most recent consolidated balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Guarantee) that are assumed by the transferee of any such assets pursuant to a customary assumption agreement that releases the Company or such Restricted Subsidiary from further liability;

(C)
any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are, within 180 days of the Asset Sale, converted by the Company or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion;

(D)
any Designated Noncash Consideration received by the Company or any Restricted Subsidiary thereof in such Asset Sale having a Fair Market Value, taken together with all other Designated Noncash Consideration received pursuant to this clause (D) that is at that time outstanding, not to exceed the greater of (x) $50 million or (y) 2.5% of Total Assets at the time of receipt of such Designated Noncash Consideration, with the Fair Market Value of each item of Designated Noncash Consideration being measured at the time received without giving effect to subsequent changes in value;

(E)
any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant; and

(F)
cash held in escrow as security for any purchase price settlement, for damages in respect of a breach of representations and warranties or certain covenants or for payment of other contingent obligations in connection with the Asset Sale.

        Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds at its option:

(1)
to repay Indebtedness of the Company's Restricted Subsidiaries and, if such Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2)
to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of the Company;

(3)
to make a capital expenditure; or

(4)
to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

        Pending the final application of any Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

        Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute Excess Proceeds. When the aggregate amount of Excess Proceeds exceeds $20.0 million, within ten days thereof, the Company will make an Asset Sale Offer to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest and Special Interest, if any, to the date of purchase and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

        The NewPage Credit Agreements and the agreements governing the outstanding NewPage Notes currently provide that the purchase by the Company or any of its Subsidiaries of any notes other than with the proceeds of a sale of common stock of the Company or a contribution to the common equity capital of the Company (other than from NewPage or one of its Subsidiaries), would constitute a default under the NewPage Credit Agreements and the NewPage Notes. The NewPage Credit Agreements also provide that certain change of control or asset sale events with respect to the Company or any of its Subsidiaries will constitute a default under these agreements. Any future credit agreements or other agreements relating to Indebtedness to which the Company or, if applicable, its Subsidiaries, become a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when the Company is prohibited from purchasing notes, the Company could or, if applicable, could cause its Subsidiaries to seek the consent of their lenders to the purchase by the Company of notes or could attempt to refinance the borrowings that contain such prohibition. If the Company or, if applicable, its Subsidiaries do not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing any notes. In such case, the Company's failure to purchase tendered notes would constitute an Event of Default under the indenture which could, in turn, constitute a default under such other Indebtedness. In such circumstances, the provisions in the indentures or agreements governing such other Indebtedness would likely restrict payments to the holders of notes.

Selection and Notice

        If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements.

        No notes of $2,000 or less (excluding additional notes issued in payment of interest or Special Interest, if any) can be redeemed in part. Notices of purchase or redemption will be mailed by first class mail at least 30 but not more than 60 days before the purchase or redemption date to each holder of notes to be purchased or redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

        If any note is to be purchased or redeemed in part only, the notice of purchase or redemption that relates to that note will state the portion of the principal amount of that note that is to be purchased or redeemed. A new note in principal amount equal to the unpurchased or unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note, except that additional notes issued in payment of interest or Special Interest, if any, may be in other denominations. Notes called for purchase or redemption become due on the date fixed for purchase or redemption. On and after the purchase or redemption date, interest ceases to accrue on notes or portions of notes purchased or called for redemption.

Certain Covenants

Restricted Payments

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)
declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company);

(2)
purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company;

(3)
make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Restricted Subsidiary that is contractually subordinated to the notes (excluding any intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries), except (i) a payment of interest or principal at the Stated Maturity thereof or (ii) the purchase, repurchase or other acquisition of any such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, due within one year of the date of such purchase, repurchase or other acquisition; or

(4)
make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as "Restricted Payments").

        The preceding provisions will not prohibit:

(1)
the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of the Company or any Restricted Subsidiary that is contractually subordinated to the notes with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(2)
the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis;

(3)
so long as no Default has occurred and is continuing or would be caused thereby, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any current or former officer, director, consultant or employee of the Company or any of its Restricted Subsidiaries, and any dividend payment or other distribution by the Company or a Restricted Subsidiary to a direct or indirect parent holding company of the Company utilized for the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of such direct or indirect parent holding company held by any current or former officer, director, employee or consultant of the Company or any of its Restricted Subsidiaries or, in each case to the extent applicable, their respective estates, spouses, former spouses or family members or other permitted transferees, in each case, pursuant to any equity subscription agreement, stock option agreement, shareholders' agreement or similar agreement or benefit plan of any kind; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $5 million in any calendar year period (with unused amounts in any immediately preceding calendar year being carried over to the two immediately succeeding calendar years subject to a maximum carry-over amount of $10.0 million in any calendar year); provided further that such amount in any calendar year may be increased by an amount not to exceed:

  (A)
  the cash proceeds from the sale of Equity Interests of the Company and, to the extent contributed to the Company as common equity capital, Equity Interests of any of the Company's direct or indirect parent entities, in each case to officers, directors, employees or consultants of the Company, any of its Subsidiaries or any of its direct or indirect parent entities that occurs after the date of the indenture, plus

  (B)
  the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the date of the indenture less

  (C)
  the amount of any Restricted Payments previously made pursuant to clauses (A) and (B) of this clause (3);

(4)
the repurchase of Equity Interests deemed to occur upon the exercise of stock options or warrants to the extent such Equity Interests represent a portion of the exercise price of those stock options or warrants;

(5)
so long as no Default has occurred and is continuing or would be caused thereby, the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of NewPage or any Restricted Subsidiary of NewPage issued on or after May 2, 2005 in accordance with the Consolidated Coverage Ratio test described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock";

(6)
Permitted Payments to Parent;

(7)
so long as no Default has occurred and is continuing or would be caused thereby, upon the occurrence of a Change of Control and within 60 days after completion of the offer to repurchase notes pursuant to the covenant described above under the caption "—Repurchase at the Option of Holders—Change of Control" (including the purchase of all notes tendered), any purchase or redemption of Indebtedness of any Restricted Subsidiary of the Company that is contractually subordinated to the notes that is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Change of Control, at a purchase price not greater than 101% of the outstanding principal amount thereof (plus accrued and unpaid interest); provided that, prior to such repayment or repurchase, the Company shall have made the Change of Control Offer with respect to the notes as required by the indenture, and the Company shall have repurchased all notes validly tendered for payment and not withdrawn in connection with such Change of Control Offer;

(8)
so long as no Default has occurred and is continuing or would be caused thereby, after the completion of an Asset Sale Offer pursuant to the covenant described under the caption

  "—Repurchase at the Option of the Holders—Asset Sales" (including the purchase of all notes tendered), any purchase or redemption of Indebtedness of any Restricted Subsidiary of the Company that is contractually subordinated to the notes that is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Asset Sale, at a purchase price not greater than 100% of the outstanding principal amount thereof (plus accrued and unpaid interest) with any Excess Proceeds that remain after consummation of an Asset Sale Offer; provided that, prior to such repayment or repurchase, the Company shall have made the Asset Sale Offer with respect to the notes as required by the indenture, and the Company shall have repurchased all notes validly tendered for payment and not withdrawn in connection with such Asset Sale Offer;

(9)
any payment solely to reimburse the Principal or its Affiliates for actual out-of-pocket expenses, not including fees paid directly or indirectly to Principal or its Affiliates, in connection with the Acquisition or for the provision of third party services to the Company and its Subsidiaries; and

(10)
the redemption, repurchase or other acquisition for value of any common Equity Interests of any Foreign Subsidiary of the Company that are held by a Person that is not an Affiliate of the Company or to the extent required to satisfy applicable laws, rules or regulations in an aggregate amount since the date of the indenture not to exceed $1.0 million; provided that the consideration for such redemption, repurchase or other acquisition is not in excess of either (x) the Fair Market Value of such common Equity Interests or (y) such amount required by applicable laws, rules or regulations.

        The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of the Company whose resolution with respect thereto will be delivered to the trustee. The Board of Directors' determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $25.0 million.

Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that NewPage and its Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock or preferred stock, if the Consolidated Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

        The first paragraph of this covenant will not prohibit the incurrence by NewPage and its Restricted Subsidiaries of any of the following items of Indebtedness (collectively, "Restricted Subsidiary Permitted Debt"):

(1)
the incurrence by NewPage (and the Guarantee thereof by any of NewPage's Restricted Subsidiaries) of revolving credit Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of NewPage and its Restricted Subsidiaries thereunder) not to exceed the greater of:

  (A)
  $350.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied by NewPage or any of its Restricted Subsidiaries since the date of the indenture to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sale" and less the aggregate principal amount of all Indebtedness incurred under clause (2) of this paragraph then outstanding, plus the amount of any reasonable fees, underwriting discounts, premiums, prepayment penalties and other costs and expenses incurred in connection with extending, refinancing, renewing, replacing or refunding any Credit Facility under which Indebtedness is incurred pursuant to this clause (1) or

  (B)
  the amount of the Borrowing Base as of the date of such incurrence;

(2)
Indebtedness incurred by a Receivables Entity in a Qualified Receivables Transaction that is not recourse to NewPage or any of its Restricted Subsidiaries (except for Standard Securitization Undertakings); provided, however, that after giving effect to any such incurrence, the aggregate amount of all indebtedness incurred under this clause (2) and then outstanding does not exceed $350 million less:

(A)
the aggregate principal amount of all Indebtedness incurred under clause (1) of this paragraph and

(B)
the aggregate amount of all Net Proceeds of Asset Sales applied by NewPage or any of its Restricted Subsidiaries since the date of the indenture to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales" plus the amount of any reasonable fees, underwriting discounts, premiums, prepayment penalties and other costs and expenses incurred in connection with extending, refinancing, renewing, replacing or refunding any Credit Facility or any Indebtedness incurred pursuant to this clause (2);

(3)
the incurrence by NewPage (and the Guarantee thereof by any of NewPage's Restricted Subsidiaries) of term Indebtedness under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (3) not to exceed $750.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied by NewPage or any of its Restricted Subsidiaries since the date of the indenture to repay any term Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales";

(4)
the incurrence by NewPage and its Restricted Subsidiaries of the Existing Indebtedness;

(5)
the incurrence by NewPage and its Restricted Subsidiaries of Indebtedness represented by the NewPage Notes issued on the date of the indenture, the NewPage Indentures and the exchange notes, if any, to be issued pursuant to any registration rights agreement of NewPage;

(6)
the incurrence by NewPage or any of its Restricted Subsidiaries of Attributable Debt in connection with a Sale/Leaseback Transaction or Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, development, construction, installation or improvement of property, plant or equipment used in the business of NewPage or any of its Restricted Subsidiaries, in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (6), not to exceed 3% of Total Assets on the date of incurrence;

(7)
the incurrence by NewPage or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (4), (5), (6), (17), (18) or (19) of this paragraph;

(8)
the incurrence by NewPage or any of its Restricted Subsidiaries of intercompany Indebtedness between or among NewPage and any of its Restricted Subsidiaries; provided, however, that (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than NewPage or a Restricted Subsidiary of NewPage and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either NewPage or a Restricted Subsidiary of NewPage, will be deemed, in each case, to constitute an incurrence of such Indebtedness by NewPage or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (8);

(9)
the issuance by any of the Company's Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(A)
any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(B)
any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary of the Company,

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (9);

(10)
the incurrence by NewPage or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(11)
the guarantee by NewPage or any of its Restricted Subsidiaries of Indebtedness of NewPage or a Restricted Subsidiary of NewPage that was permitted to be incurred by another provision of this covenant;

(12)
the incurrence by NewPage or any of its Restricted Subsidiaries of Indebtedness incurred in respect of Insurance Financing Arrangements and Indebtedness incurred in respect of workers' compensation claims, self-insurance obligations, bankers' acceptances, performance, completion and surety bonds, completion guarantees and similar obligations in the ordinary course of business;

(13)
the incurrence by NewPage or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(14)
the incurrence by NewPage or any of its Restricted Subsidiaries of Indebtedness arising from agreements of NewPage or such Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the sale or other disposition of any business, assets or Capital Stock of NewPage or any Restricted Subsidiary of NewPage, other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Capital Stock; provided that (A) the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds, whether or not cash, actually received by NewPage and its Restricted Subsidiaries in connection with such disposition and (B) such Indebtedness is not reflected in the balance sheet of NewPage or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (14));

(15)
the incurrence of contingent liabilities arising out of endorsements of checks and other negotiable instruments for deposit or collection in the ordinary course of business;

(16)
the incurrence of Indebtedness consisting of Guarantees of loans or other extensions of credit to or on behalf of current or former officers, directors, employees, or consultants of the Company, any Restricted Subsidiary of the Company, or any direct or indirect parent of the Company for the purpose of permitting such Persons to purchase Capital Stock of the Company or any direct or indirect parent of the Company in an amount not to exceed $10.0 million at any one time outstanding;

(17)
the incurrence by a Foreign Subsidiary of additional Indebtedness in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (17), not to exceed $35.0 million at any time outstanding;

(18)
the incurrence by NewPage or any of its Restricted Subsidiaries of Indebtedness in connection with the acquisition of all of the Capital Stock of a Person that becomes a Restricted Subsidiary of NewPage or all or substantially all of the assets of a Person, in each case, engaged in a Permitted Business having an aggregate principal amount at any one time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (18), not to exceed an amount equal to 100% of the Net Proceeds received by NewPage from the issuance or sale (other than to a Subsidiary of NewPage) of its Capital Stock (other than Disqualified Stock) or as a contribution to the equity capital of the Company (other than as Disqualified Stock), in each case subsequent to the date of the indenture; and

(19)
the incurrence by NewPage or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (19), not to exceed $75.0 million.

        The first paragraph of this covenant will not prohibit the incurrence by the Company of Indebtedness represented by (1) the notes issued on the Issue Date, (2) the additional notes to be issued from time to time in payment of accrued interest, including Special Interest, if any, on the notes, (3) the Exchange Notes, if any, to be issued pursuant to the registration rights agreement and (4) Guarantees of Indebtedness of NewPage and its Restricted Subsidiaries permitted to be incurred as provided in the preceding paragraphs of this covenant (collectively, "Permitted Debt").

        The Company will not, directly or indirectly, incur any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Company unless such Indebtedness is also contractually subordinated in right of payment to the notes on substantially identical terms.

        For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Restricted Subsidiary Permitted Debt described in clauses (1) through (19) of the second paragraph of this covenant, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company (in its sole discretion) will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exceptions provided by clauses (1) and (3) of the definition of Restricted Subsidiary Permitted Debt. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Interest Expense of the Company as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

        The amount of any Indebtedness outstanding as of any date will be:

(1)
the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)
the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3)
in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(A)
the Fair Market Value of such assets at the date of determination; and

(B)
the amount of the Indebtedness of the other Person.

Liens

        The Company will not and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) securing Indebtedness upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the indenture and the notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien; provided that if such Indebtedness is by its terms expressly subordinated to the notes, the Lien securing such Indebtedness shall be subordinate and junior to the Lien securing the notes with the same relative priority as such subordinate or junior Indebtedness shall have with respect to the notes.

Merger, Consolidation or Sale of Assets

        The Company will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)
either: (A) the Company is the surviving corporation; or (B) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made is an entity organized or existing under the laws of the United States, any state of the United States or the District of Columbia; provided that, in the case such Person is not a corporation, a co-obligor of the notes is a corporation;

(2)
the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Company under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3)
immediately after such transaction, no Default or Event of Default exists; and

(4)
the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period:

(A)
be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" or

(B)
would have a Consolidated Coverage Ratio that is equal to or greater than the Consolidated Coverage Ratio of the Company immediately prior to such transaction.

        In addition, the Company will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

        This "Merger, Consolidation or Sale of Assets" covenant will not apply to:

(1)
a merger of the Company with an Affiliate solely for the purpose of reincorporating the Company in another jurisdiction; or

(2)
any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Company and its Restricted Subsidiaries.

Transactions with Affiliates

        The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each, an "Affiliate Transaction"), unless:

(1)
the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(2)
the Company delivers to the trustee:

(A)
with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors of the Company set forth in an officers' certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of the Company; and

(B)
with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, an opinion as to the fairness to the Company or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

        The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)
any consulting or employment agreement or arrangements, incentive compensation plan, stock option or stock ownership plan, employee benefit plan, severance arrangements, officer or director indemnification agreement or any similar arrangement entered into by the Company or any of its Restricted Subsidiaries for the benefit of directors, officers, employees and consultants of the Company or a direct or indirect parent of the Company and payments and transactions pursuant thereto, including, without limitation, those payments described above under the captions "Management—Employment Agreements/Employment Letters" and "Management—Compensation of Directors";

(2)
transactions between or among the Company and/or its Restricted Subsidiaries;

(3)
transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4)
payment of reasonable directors' fees to Persons who are not employees of the Company;

(5)
any issuance of Equity Interests (other than Disqualified Stock) of the Company or any contribution to the capital of the Company (other than as Disqualified Stock);

(6)
Restricted Payments that do not violate the provisions of the indenture described above under the caption "—Restricted Payments";

(7)
any payment solely to reimburse Principal or its Affiliates for actual out-of-pocket expenses, not including fees paid directly or indirectly to Principal or its Affiliates, in connection with the Acquisition or for the provision of third party services to the Company and its Subsidiaries;

(8)
any agreement or arrangements as in effect on the date of the indenture and described in this offering circular under the heading "Certain Relationships and Related Party Transactions," and any renewals, extensions or replacements of any such agreement or arrangements (so long as such renewals, extensions or replacements are not, taken as a whole, materially less favorable to the holders of the notes as determined by the Board of Directors in its reasonable good faith judgment) and the transactions contemplated thereby;

(9)
loans or advances to employees in the ordinary course of business not to exceed $10.0 million in the aggregate at any one time outstanding;

(10)
Permitted Payments to Parent;

(11)
transactions with a joint venture engaged in a Permitted Business; provided that all the outstanding ownership interests of such joint venture are owned only by the Company, its Restricted Subsidiaries and Persons that are not Affiliates of the Company;

(12)
sales or purchases of goods or services, in each case in the ordinary course of business, on terms no less favorable to the Company or the applicable Restricted Subsidiary than those that are actually being obtained substantially contemporaneously in comparable transactions with Persons that are not Affiliates of the Company, and otherwise in compliance with the terms of the indenture;

(13)
transactions effected as part of a Qualified Receivables Transaction;

(14)
repurchases of NewPage Notes and any of the notes if repurchased on the same terms as offered to Persons that are not Affiliates of the Company; and

(15)
any Investment of the Company or any of its Restricted Subsidiaries existing on the date of the indenture and any extension, modification or renewal of such existing Investments, to the extent not involving any additional Investment other than as the result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case pursuant to the terms of such Investments as in effect on the date of the indenture.

Business Activities

        The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Designation of Restricted and Unrestricted Subsidiaries

        The Board of Directors of the Company may designate any Restricted Subsidiary (other than NewPage) to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption "—Restricted Payments" or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

        Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers' certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption "—Restricted Payments." If, at any time, any Unrestricted Subsidiary would no longer meet the requirements for designation as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock," the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock," or the Consolidated Coverage Ratio is equal to or greater immediately following such designation than the Consolidated Coverage Ratio immediately preceding such designation calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Payments for Consent

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

        Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, the Company will furnish to the holders of notes or cause the trustee to furnish to the holders of notes, within the time periods specified in the SEC's rules and regulations (together with extensions granted by the SEC):

(1)
all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if the Company were required to file such reports; and

(2)
all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

        Notwithstanding the foregoing, the requirement to furnish current, quarterly and annual reports to holders of notes will be deemed satisfied prior to the commencement of the exchange offer contemplated by the registration rights agreement or the effectiveness of a shelf registration statement if the information that would have been contained in such reports is included in the registration statement relating to the exchange offer and/or the shelf registration statement, or any amendments thereto, and filed with the SEC within the time periods contemplated above.

        All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on the Company's consolidated financial statements by the Company's certified independent accountants. In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, the Company will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

        If, at any time after consummation of the exchange offer contemplated by the registration rights agreement, the Company is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. The Company will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept the Company's filings for any reason, the Company will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if the Company were required to file those reports with the SEC.

        If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management's Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

        In addition, the Company agrees that, for so long as any notes remain outstanding, if at any time it is not required to file with the SEC the reports required by the preceding paragraphs, it will furnish to the holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

        Each of the following is an "Event of Default":

(1)
default for 30 days in the payment when due of interest on, or Special Interest, if any, with respect to, the notes, or failure to issue any additional notes within 30 days after such interest is deemed paid;

(2)
default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the notes;

(3)
failure by the Company or any of its Restricted Subsidiaries for 30 days after notice to the Company by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding to comply with the provisions described under the captions "—Repurchase at the Option of Holders—Change of Control," "—Repurchase at the Option of Holders—Asset Sales" or "—Certain Covenants—Merger, Consolidation or Sale of Assets";

(4)
failure by the Company or any of its Restricted Subsidiaries for 60 days after notice to the Company by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding to comply with any of the other agreements in the indenture;

(5)
default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary (or the payment of which is guaranteed by the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary), whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, if that default results in the acceleration of such Indebtedness prior to its express maturity or the failure to pay such Indebtedness at maturity and the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness the maturity of which has been so accelerated or which has not been paid at maturity, aggregates $25.0 million or more;

(6)
failure by the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary to pay final and non-appealable judgments entered by a court or courts of competent jurisdiction aggregating in excess of $25.0 million (net of any amounts covered by insurance or pursuant to which the Company is indemnified to the extent that the third party under such agreement acknowledges its obligations thereunder), which judgments are not paid, discharged or stayed for a period of 60 days and, in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree that is not promptly stayed;

(7)
certain events of bankruptcy or insolvency described in the indenture with respect to the Company or any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary; and

(8)
the payment of any dividend by any Parent Entity with the proceeds of an incurrence of Indebtedness or an issuance of preferred stock that is consummated after the date of the indenture and on or prior to May 2, 2007 unless, after giving effect to such incurrence or issuance and the payment of such dividend, the Consolidated Group Leverage Ratio would be less than 4.5 to 1.0.

        In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately; provided that so long as any Indebtedness permitted to be incurred pursuant to the Credit Facilities is outstanding, such acceleration will not be effective until the earlier of (1) the acceleration of such Indebtedness under the Credit Facilities or (2) five business days after receipt by the Company of written notice of such acceleration.

        Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Special Interest, if any.

        Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Special Interest, if any, when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1)
such holder has previously given the trustee notice that an Event of Default is continuing;

(2)
holders of at least 25% in aggregate principal amount of the then outstanding notes have requested the trustee to pursue the remedy;

(3)
such holders have offered the trustee security reasonably satisfactory to it or indemnity against any loss, liability or expense;

(4)
the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)
holders of a majority in aggregate principal amount of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

        The holders of a majority in aggregate principal amount of the then outstanding notes by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Special Interest, if any, on, or the principal of, the notes.

        The Company is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No past, present or future director, officer, employee, manager, incorporator (or Person forming any limited liability company), stockholder, agent or member of the Company, as such, will have any liability for any obligations of the Company under the notes, the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the Federal securities laws.

Legal Defeasance and Covenant Defeasance

        The Company may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers' certificate, elect to have all of its obligations discharged with respect to the outstanding notes ("Legal Defeasance") except for:

(1)
the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest, premium or Special Interest, if any, on, such notes when such payments are due from the trust referred to below;

(2)
the Company's obligations with respect to the notes under the indenture concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment;

(3)
the rights, powers, trusts, duties and immunities of the trustee, and the Company's obligations in connection therewith; and

(4)
the Legal Defeasance and Covenant Defeasance provisions of the indenture.

        In addition, the Company may, at its option and at any time, elect to have its obligations released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "—Events of Default and Remedies" will no longer constitute an Event of Default with respect to the notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)
the Company must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, premium, interest and Special Interest, if any, on the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2)
in the case of Legal Defeasance, the Company must deliver to the trustee an Opinion of Counsel confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the indenture, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Legal Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)
in the case of Covenant Defeasance, the Company must deliver to the trustee an Opinion of Counsel confirming that the holders of the outstanding notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Covenant Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)
no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company is a party or by which the Company is bound;

(5)
such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6)
the Company must deliver to the trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the holders of notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or others; and

(7)
the Company must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

        Except as provided in the next three succeeding paragraphs, the indenture (and/or the notes outstanding thereunder) may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium, interest or Special Interest, if any, on the notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

        Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1)
reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)
reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption "—Repurchase of Notes at the Option of Holders");

(3)
reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4)
waive a Default or Event of Default in the payment of principal of, or premium, interest or Special Interest, if any, on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5)
make any note payable in money other than that stated in the notes;

(6)
make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Special Interest, if any, on, the notes;

(7)
waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption "—Repurchase of Notes at the Option of Holders"); or

(8)
make any change in the preceding amendment and waiver provisions.

        Notwithstanding the preceding paragraphs, without the consent of any holder of notes, the Company and the trustee may amend or supplement the indenture, or the notes:

(1)
to cure any ambiguity, defect or inconsistency;

(2)
to provide for uncertificated notes in addition to or in place of certificated notes;

(3)
to provide for the assumption of the Company's obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of the Company's assets;

(4)
to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5)
to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6)
to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the date of the indenture; or

(7)
to comply with the rules of any applicable securities depository.

        The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment, waiver, supplement or consent. It is sufficient if the consent approves the substance of the proposed amendment, waiver, supplement or consent.

Satisfaction and Discharge

        The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)
either:

(A)
all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and any of the notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the trustee for cancellation; or

(B)
all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium, accrued interest and Special Interest, if any, to the date of maturity or redemption;

(2)
no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company is a party or by which the Company is bound;

(3)
the Company has paid or caused to be paid all sums payable by it under the indenture; and

(4)
the Company has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

        In addition, the Company must deliver an officers' certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

        If the trustee becomes a creditor of the Company, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

        The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions to be specified in the indenture. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person's own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

        Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to NewPage Holding Corporation, Courthouse Plaza, NE, Dayton, Ohio 45463, Attention: Chief Financial Officer.

Governing Law

        The indenture and the notes are governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

        Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

        "Acquired Debt" means, with respect to any specified Person:

  (1)
  Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

  (2)
  Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

        "Acquisition" means the transactions contemplated by the Purchase Agreement dated as of January 14, 2005, as amended, between Escanaba Timber LLC (formerly named Maple Acquisition LLC) and MeadWestvaco Corporation, including the borrowings under the NewPage Credit Agreements and the offering of the NewPage Notes and the notes.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" have correlative meanings.

        "Asset Sale" means:

  (1)
  the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption "—Repurchase of Notes at the Option of Holders—Change of Control" and/or the provisions described above under the caption "—Certain Covenants—Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant; and

  (2)
  the issuance of Equity Interests in any of the Company's Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries (other than directors' qualifying Equity Interests or Equity Interests required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary).

        Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

  (1)
  any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $10 million;

  (2)
  a transfer of assets between or among the Company and its Restricted Subsidiaries;

  (3)
  an issuance of Equity Interests by a Restricted Subsidiary of the Company to the Company or to a Restricted Subsidiary of the Company;

  (4)
  the licensing of intellectual property or other general intangibles to third persons on customary terms as determined by the Board of Directors in good faith and the ordinary course of business;

  (5)
  the sale or disposition in the ordinary course of business of any property or equipment that has become damaged, worn-out or obsolete, in the ordinary course of business;

  (6)
  to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, any exchange of like property for use in a Permitted Business;

  (7)
  the sale or other disposition of cash or Cash Equivalents;

  (8)
  a Restricted Payment that does not violate the covenant described above under the caption "—Certain Covenants—Restricted Payments" or a Permitted Investment;

  (9)
  the sale, lease, sub-lease, license, sub-license, consignment, conveyance or other disposition of equipment, inventory or other assets in the ordinary course of business, including leases with respect to facilities that are temporarily not in use or pending their disposition, or accounts receivable in connection with the compromise, settlement or collection thereof;

  (10)
  the creation of a Lien (but not the sale or other disposition of property subject to such Lien); and

  (11)
  the transfer or sale of Receivables and Related Assets of the type specified in the definition of "Qualified Receivables Transaction" to a Receivables Entity or to any other Person in connection with a Qualified Receivables Transaction or the creation of a Lien on any such Receivables or Related Assets in connection with a Qualified Receivables Transaction.

        "Asset Sale Offer" has the meaning assigned to that term in the indenture.

        "Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the notes as at the time of determination, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of "Capital Lease Obligation."

        "Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms "Beneficially Owns" and "Beneficially Owned" have a corresponding meaning.

        "Board of Directors" means:

  (1)
  with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

  (2)
  with respect to a partnership, the Board of Directors of the general partner of the partnership;

  (3)
  with respect to a limited liability company, the managing member or members or any controlling committee or board of directors of such company or of the sole member or of the managing member thereof; and

  (4)
  with respect to any other Person, the board or committee of such Person serving a similar function.

        "Borrowing Base" means, as of any date, an amount equal to:

  (1)
  85% of the face amount of all accounts receivable owned by NewPage and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date that were not more than 180 days past due; plus

  (2)
  75% of the book value of all inventory, net of reserves, owned by NewPage and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date;

provided that any accounts receivable or inventory that are utilized in connection with a Qualified Receivables Transaction will be excluded from the Borrowing Base.

        "Calculation Agent" means HSBC Bank USA, National Association, and any successor thereto.

        "Capital Lease Obligation" means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

        "Capital Stock" means:

  (1)
  in the case of a corporation, corporate stock;

  (2)
  in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

  (3)
  in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

  (4)
  any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

        "Cash Equivalents" means:

  (1)
  United States dollars;

  (2)
  securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than 360 days from the date of acquisition;

  (3)
  certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to the NewPage Credit Agreements or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of "B" or better at the time of acquisition;

  (4)
  repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

  (5)
  commercial paper having at the time of acquisition one of the two highest ratings obtainable from Moody's Investors Service, Inc. or Standard & Poor's Rating Service and, in each case, maturing within nine months after the date of acquisition;

  (6)
  securities issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and at the time of acquisition thereof, having one of the two highest ratings obtainable from either Standard & Poor's Rating Services or Moody's Investors Service, Inc.;

  (7)
  money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition; and

  (8)
  local currencies held by the Company or any of its Restricted Subsidiaries, from time to time in the ordinary course of business and consistent with past practice.

        "Change of Control" means the occurrence of any of the following:

  (1)
  the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation of the Company), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole to any "person" (as that term is used in Section 13(d) of the Exchange Act) other than a Principal or a Related Party of a Principal;

  (2)
  the adoption of a plan relating to the liquidation or dissolution of the Company;

  (3)
  the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any "person" (as defined above), other than a Principal or a Related Party of a Principal, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares;

  (4)
  after an initial public offering of the Company or any direct or indirect parent of the Company, the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors; or

  (5)
  the Company ceases to directly own all outstanding Equity Interests of NewPage.

        "Change of Control Offer" has the meaning assigned to that term in the indenture.

        "Consolidated Adjusted EBITDA" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

  (1)
  an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

  (2)
  provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

  (3)
  the Interest Expense of such Person and its Restricted Subsidiaries for such period, to the extent that such Interest Expense was deducted in computing such Consolidated Net Income; plus

  (4)
  depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

  (5)
  nonrecurring charges or expenses made or incurred in connection with any restructuring and transaction costs incurred in connection with any future acquisition, to the extent deducted in computing such Consolidated Net Income; minus

  (6)
  non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP; provided that for each fiscal quarter ending prior to the date of the indenture, the Consolidated Adjusted EBITDA of the Company will be deemed to be $85.0 million.

        "Consolidated Coverage Ratio" means with respect to any specified Person for any period, the ratio of the Consolidated Adjusted EBITDA of such Person for such period to the Interest Expense of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems

Disqualified Stock subsequent to the commencement of the period for which the Consolidated Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Consolidated Coverage Ratio is made (the "Calculation Date"), then the Consolidated Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

        In addition, for purposes of calculating the Consolidated Coverage Ratio:

  (1)
  acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (in accordance with Regulation S-X under the Securities Act), including Pro Forma Cost Savings whether or not such Pro Forma Cost Savings comply with Regulation S-X, as if they had occurred on the first day of the four-quarter reference period;

  (2)
  the Consolidated Adjusted EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded (including by adding back the amount of any attributable Consolidated Adjusted EBITDA that was negative);

  (3)
  the Interest Expense attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Interest Expense will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

  (4)
  any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

  (5)
  any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

  (6)
  if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

        "Consolidated Group Leverage Ratio" means, on any date, the ratio of:

  (1)
  the aggregate principal amount, without duplication, of all Indebtedness of the Company plus all Indebtedness of Subsidiaries of the Company (other than Unrestricted Subsidiaries of the Company that are Subsidiaries of NewPage), with letters of credit being deemed to have a principal amount for this purpose equal to the face amount thereof, whether or not drawn, to:

  (2)
  the aggregate amount of the Company's Consolidated Adjusted EBITDA for the most recent four-quarter period for which financial information is available.

        In addition, for purposes of calculating the Consolidated Group Leverage Ratio:

  (1)
  acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted

    Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the date on which the event for which the calculation of the Consolidated Group Leverage Ratio is made (the "Group Leverage Calculation Date") will be given pro forma effect (in accordance with Regulation S-X under the Securities Act), including Pro Forma Cost Savings whether or not such Pro Forma Cost Savings comply with Regulation S-X, as if they had occurred on the first day of the four-quarter reference period;

  (2)
  the Consolidated Adjusted EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Group Leverage Calculation Date, will be excluded (including by adding back the amount of any attributable Consolidated Adjusted EBITDA that was negative);

  (3)
  the Interest Expense attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Group Leverage Calculation Date, will be excluded, but only to the extent that the obligations giving to rise such Interest Expense will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Group Leverage Calculation Date;

  (4)
  any Person that is a Restricted Subsidiary on the Group Leverage Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period; and

  (5)
  any Person that is not a Restricted Subsidiary on the Group Leverage Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period.

        "Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

  (1)
  the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

  (2)
  the cumulative effect of a change in accounting principles will be excluded;

  (3)
  all goodwill impairment charges will be excluded;

  (4)
  non-cash compensation charges or other non-cash expenses or charges arising from the grant of or issuance or repricing of stock, stock options or other equity-based awards to directors, officers or employees of the Company and its Restricted Subsidiaries will be excluded;

  (5)
  transaction costs and restructuring charges incurred in connection with the Acquisition, in an aggregate amount not to exceed $10.0 million, will be excluded; and

  (6)
  interest and Special Interest, if any, on the notes paid by the Company in the form of additional notes issued pursuant to the indenture will be excluded.

        "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who:

  (1)
  was a member of such Board of Directors on the date of the indenture; or

  (2)
  was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

        "Credit Facilities" means one or more debt facilities (including, without limitation, the NewPage Credit Agreements), indentures or commercial paper facilities, in each case, with banks or other institutional lenders or a trustee providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit or issuances of notes, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise), substituted or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Designated Non-cash Consideration" means the Fair Market Value of non-cash consideration received by the Company or any Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an officers' certificate delivered to the Trustee, setting forth the basis of such valuation.

        "Determination Date" means, with respect to an Interest Period, the second London Banking Day preceding the first day of such Interest Period.

        "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "—Certain Covenants—Restricted Payments." The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

        "Domestic Subsidiary" means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of the Company.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Exchange Notes" means the notes issued in the Exchange Offer pursuant to the registration rights agreement.

        "Exchange Offer" has the meaning set forth for such term in the registration rights agreement.

        "Existing Indebtedness" means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the NewPage Credit Agreements) in existence on the date of the indenture.

        "Fair Market Value" means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of the Company (unless otherwise provided in the indenture).

        "Foreign Subsidiary" means any Restricted Subsidiary of the Company that is not a Domestic Subsidiary.

        "GAAP" means generally accepted accounting principles which are in effect on the date of the indenture set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession or in the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

        "Guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

        "Hedging Obligations" means, with respect to any specified Person, the obligations of such Person under:

(1)
interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements, interest rate collar agreements and other agreements or arrangements designated for the purpose of fixing, hedging or swapping interest rate risk;

(2)
other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3)
other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

        "Indebtedness" means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1)
in respect of borrowed money;

(2)
evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) (other than letters of credit issued in respect of trade payables entered into in the ordinary course);

(3)
in respect of banker's acceptances;

(4)
representing Capital Lease Obligations;

(5)
representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6)
representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

        Notwithstanding the foregoing, in connection with the purchase by NewPage or any Restricted Subsidiary of NewPage of any business, the term "Indebtedness" will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter.

        "insolvency or liquidation proceeding" means:

(1)
any case commenced by or against the Company under Title 11, U.S. Code or any similar Federal or state law for the relief of debtors, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of the Company, any receivership or assignment for the benefit of creditors relating to the Company or any similar case or proceeding relative to the Company or its creditors, as such, in each case whether or not voluntary;

(2)
any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to the Company, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency; or

(3)
any other proceeding of any type or nature in which substantially all claims of creditors of the Company are determined and any payment or distribution is or may be made on account of such claims.

        "Insurance Financing Arrangements" means any agreement between the Company or any of its Subsidiaries with an insurance carrier or an Affiliate of such issuance carrier providing insurance maintained by the Company or any of its Subsidiaries in the ordinary course of business which enables the Company and its Subsidiaries to pay any insurance premiums and applicable financing charges due in respect of any such insurance coverage in installments over the term of the applicable insurance policy.

        "Interest Expense" means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)
the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2)
the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period, whether paid or accrued; plus

(3)
any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)
the product of (A) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock of such Person or any Disqualified Stock or preferred stock of any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (B) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined Federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP; provided, however, that interest and Special Interest, if any, on notes paid by the Company in the form of additional notes issued pursuant to the indenture will be excluded from the calculation of "Interest Expense."

        "Interest Period" means, for purposes of the notes, the period commencing on and including an interest payment date and ending on and including the day immediately preceding the next succeeding interest payment date, with the exception that the first Interest Period shall commence on and include the date of this indenture and end on and include November 1, 2005.

        "Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding (i) commission, travel and similar advances to officers and employees made in the ordinary course of business and (ii) extensions of credit to customers or advances, deposits or payment to or with suppliers, lessors or utilities or for workers' compensation, in each case, that are incurred in the ordinary course of business and recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of such Person prepared in accordance with GAAP), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company's Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments." Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

        "LIBOR" means, with respect to an Interest Period, the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a six month period beginning on the second London Banking Day after the Determination Date that appears on Telerate Page 3750 as of 11:00 a.m., London time, on the Determination Date. If Telerate Page 3750 does not include such a rate or is unavailable on a Determination Date, the Calculation Agent will request the principal London office of each of four major banks in the London interbank market, as selected by the Calculation Agent (after consultation with the Company), to provide such bank's offered quotation (expressed as a percentage per annum), as of approximately 11:00 a.m., London time, on such Determination Date, to prime banks in the London interbank market for deposits in a Representative Amount in U.S. dollars for a six month period beginning on the second London Banking Day after the Determination Date. If at least two such offered quotations are so provided, the rate for the Interest Period will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, the Calculation Agent will request each of three major banks in New York City, as selected by the Calculation Agent (after consultation with the Company), to provide such bank's rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on such Determination Date, for loans in a Representative Amount in U.S. dollars to leading European banks for a six month period beginning on the second London Banking Day after the Determination Date. If at least two such rates are so provided, the rate for the Interest Period will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then the rate for the Interest Period will be the rate in effect with respect to the immediately preceding Interest Period. Notwithstanding the foregoing, LIBOR for the first Interest Period is 3.38%.

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in such asset.

        "London Banking Day" means any business day in which dealings in U.S. dollar deposits are transacted in the London interbank market.

        "Net Income" means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)
any gain (or loss), together with any related provision for taxes on such gain (or loss), realized in connection with: (B) any Asset Sale (without giving effect to the $10.0 million threshold provided in the definition thereof); or (B) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries;

(2)
any extraordinary gain (or loss), together with any related provision for taxes on such extraordinary gain (or loss); and

(3)
any unrealized non-cash gains or losses in respect of Hedging Obligations (including those resulting from the application of FAS 133), to the extent that such gains or losses are deducted in computing Net Income.

        "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration, including Designated Non-cash Consideration, received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account, without duplication, (1) any amounts required to be applied to the repayment of Indebtedness, other than revolving credit Indebtedness unless there is a required reduction in commitments, secured by a Lien on the asset or assets that were the subject of such Asset Sale, (2) any reserve or payment with respect to liabilities associated with such asset or assets and retained by the Company or a Restricted Subsidiary after such sale or other disposition thereof, including, without limitation, severance costs, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction, (3) any reserves for adjustment in respect of the sale price of such asset established in accordance with GAAP, and (4) any cash escrows in connection with purchase price adjustments, reserves or indemnities (until released).

        "NewPage" means NewPage Corporation, a Delaware corporation.

        "NewPage Credit Agreements" means that certain (i) Revolving Loan Credit and Guaranty Agreement, dated as of the date of the indenture, by and among NewPage, the guarantors party thereto, the lenders party thereto, Goldman Sachs Credit Partners L.P., as Administrative Agent, Joint Lead Arranger, Joint Bookrunner and Co-Syndication Agent, UBS Securities LLC, as Joint Lead Arranger, Joint Bookrunner and Co-Syndication Agent, and JPMorgan Chase Bank, N.A., as revolving loan collateral agent and (ii) Term Loan Credit and Guaranty Agreement, dated the date of this Indenture, by and among NewPage, the guarantors party thereto, the lenders party thereto and Goldman Sachs Credit Partners L.P., as Administrative Agent, and certain other agents and arrangers, in each case, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of a receivables financing or sales of debt securities to institutional investors) in whole or in part from time to time, including any related agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings or letters of credit thereunder or adding Subsidiaries of NewPage as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

        "NewPage Indentures" means the NewPage Senior Secured Note Indentures together with the NewPage Senior Subordinated Note Indenture.

        "NewPage Notes" means the NewPage Senior Secured Notes together with the NewPage Senior Subordinated Notes.

        "NewPage Senior Secured Notes" means the Floating Rate Senior Secured Notes due 2012 and the 10% Senior Secured Notes due 2012 of NewPage issued pursuant to the NewPage Senior Secured Note Indentures.

        "NewPage Senior Secured Note Indentures" means, collectively, the Floating Rate Senior Secured Note Indenture and the 10% Senior Secured Note Indenture, each dated the date of the indenture, and each among NewPage, and HSBC Bank USA, National Association, as trustee, and each of the Subsidiaries of NewPage party thereto.

        "NewPage Senior Subordinated Notes" means 12% Senior Subordinated Notes due 2013 of NewPage issued pursuant to the NewPage Senior Subordinated Note Indenture.

        "NewPage Senior Subordinated Note Indenture" means the 12% Senior Subordinated Note Indenture, dated the date of the indenture, among NewPage, HSBC Bank USA, National Association, as trustee, and each of the Subsidiaries of NewPage party thereto.

        "Non-Recourse Debt" means Indebtedness:

(1)
as to which neither the Company nor any of its Restricted Subsidiaries (A) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (B) is directly or indirectly liable as a guarantor or otherwise, or (C) constitutes the lender;

(2)
no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3)
as to which (A) the explicit terms provide that there is no recourse against any assets of the Company or any of its Restricted Subsidiaries or (B) the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

        "Obligations" means any principal (including reimbursement obligations with respect to letters of credit whether or not drawn), interest (including all interest accrued thereon after the commencement of any insolvency or liquidation proceeding at the rate, including any applicable post-default rate, specified in the documents governing any such Indebtedness, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding), premium (if any), fees, indemnifications, reimbursements, expenses and other liabilities payable under the documentation governing any such Indebtedness.

        "Opinion of Counsel" has the meaning assigned to that term in the indenture.

        "Parent Entity" means any Person that, directly or indirectly, has record or beneficial ownership of 50% or more of the Voting Stock or 50% or more (measured by Fair Market Value) of the Capital Stock of the Company; provided that Escanaba Timber LLC and its direct and indirect parent entities shall not be considered to be Parent Entities within the meaning of this definition.

        "Permitted Business" means any business engaged in by the Company or any of its Restricted Subsidiaries on the date of the original issuance of the notes and any business or other activities that are reasonably similar, ancillary, complementary or related to, or a reasonable extension, development or expansion of, the businesses in which the Company and its Restricted Subsidiaries are engaged on the date of original issuance of the notes.

        "Permitted Investments" means:

(1)
any Investment in the Company or in a Restricted Subsidiary of the Company;

(2)
any Investment in Cash Equivalents;

(3)
any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(A)
such Person becomes a Restricted Subsidiary of the Company; or

(B)
such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(4)
any Investment made as a result of the receipt of non-cash consideration from (A) an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "—Repurchase of Notes at the Option of Holders—Asset Sales" or (B) a sale or other disposition of assets not constituting an Asset Sale;

(5)
any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company or a direct or indirect parent of the Company;

(6)
any Investment acquired by the Company or any of its Restricted Subsidiaries:

(A)
in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of a Person or the good faith settlement of delinquent obligations of a Person or of a litigation arbitration or other dispute, or

(B)
as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7)
Investments represented by Hedging Obligations;

(8)
loans, guarantees of loans, advances, and other extensions of credit to or on behalf of current and former officers, directors, employees, and consultants of the Company, a Restricted Subsidiary of the Company, or a direct or indirect parent of the Company made in the ordinary course of business or for the purpose of permitting such Persons to purchase Capital Stock of the Company or any direct or indirect parent of the Company or in connection with any relocation costs related to the relocation of the corporate headquarters of the Company, in an amount not to exceed $10.0 million at any one time outstanding;

(9)
repurchases of the NewPage Notes and the notes;

(10)
any Investment of the Company or any of its Restricted Subsidiaries existing on the date of the indenture and any extension, modification or renewal of such existing Investments, to the extent not involving any additional Investment other than as the result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case pursuant to the terms of such Investments as in effect on the date of the indenture;

(11)
guarantees otherwise permitted by the terms of the indenture;

(12)
receivables owing to the Company or any Restricted Subsidiary, prepaid expenses, and deposits, if created, acquired or entered into in the ordinary course of business;

(13)
payroll, business-related travel, and similar advances to cover matters that are expected at the time of such advances to be ultimately treated as expenses for accounting purposes and that are made in the ordinary course of business;

(14)
Investments resulting from the acquisition of a Person, otherwise permitted by the indenture, which Investments at the time of such acquisition were held by the acquired Person and were not acquired in contemplation of the acquisition of such Person;

(15)
any Investment in a Receivables Entity or any Investment by a Receivables Entity in any other Person in connection with a Qualified Receivables Transaction, including Investments of funds held in accounts permitted or required by the arrangements governing the Qualified Receivables Transaction or any related Indebtedness; and

(16)
other Investments in any Person other than an Affiliate of the Company having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (16) that are at the time outstanding not to exceed the greater of $50.0 million or 2.5% of Total Assets.

        "Permitted Liens" means:

(1)
Liens on assets of NewPage or any of its Restricted Subsidiaries securing Indebtedness of NewPage or any of its Restricted Subsidiaries that is permitted by the terms of the indenture to be incurred (including, without limitation, all Liens securing Obligations under the NewPage Credit Agreements, the NewPage Senior Secured Notes and the NewPage Senior Secured Note Indentures);

(2)
Liens in favor of the Company or any of its Restricted Subsidiaries;

(3)
Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to and were not incurred in connection with or in the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Subsidiary (and assets or property affixed or appurtenant thereto);

(4)
Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any Subsidiary of the Company (and assets or property affixed or appurtenant thereto); provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(5)
Liens to secure the performance of tenders, completion guarantees, statutory obligations, surety or appeal bonds, bids, leases, government contracts, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6)
Liens to secure Indebtedness (including Capital Lease Obligations) or Attributable Debt permitted by clause (6) of the second paragraph of the covenant entitled "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with or financed by such Indebtedness or in the case of real property or fixtures, including additions and improvements, the real property on which such assets is attached;

(7)
Liens existing on the date of the indenture;

(8)
Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9)
Liens imposed by law, such as carriers', warehousemen's, landlords', mechanics' suppliers', materialmens' and repairmens' Liens, or in favor of customs or revenue authorities or freight forwarders or handlers to secure payment of custom duties, in each case, incurred in the ordinary course of business;

(10)
any state of facts an accurate survey would disclose, public and private roads, timber cutting and hauling contracts, timber sales contracts, prescriptive easements or adverse possession claims, minor encumbrances, easements or reservations of, or rights of others for, pursuant to leases, licenses, rights-of-way or other similar agreements or arrangements, development, air or water rights, sewers, electric lines, telegraph and telephone lines and other utility lines, pipelines, service lines, railroad lines, improvements and structures located on, over or under any property, drains, drainage ditches, culverts, electric power or gas generating or co-generation, storage and transmission facilities and other similar purposes, zoning or other restrictions as to the use of real property, or minor defects in title, which were not incurred to secure payment of Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(11)
Liens created for the benefit of (or to secure) the notes;

(12)
Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the Indebtedness being refinanced arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof);

(13)
Liens incurred in the ordinary course of business of NewPage or any Subsidiary of NewPage with respect to indebtedness and other obligations that do not exceed $20.0 million at any one time outstanding;

(14)
Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(15)
Liens incurred or pledges or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security and employee health and disability benefits, or casualty—liability insurance or self insurance including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith.

(16)
judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made in conformity with GAAP;

(17)
Liens securing Hedging Obligations incurred pursuant to clause (10) of the definition of "Restricted Subsidiary Permitted Debt";

(18)
any extension, renewal or replacement, in whole or in part, of any Lien described in clauses (3), (4), (6), (7), (20), (21) or (22) of the definition of "Permitted Liens"; provided that any such extension, renewal or replacement is no more restrictive in any material respect than the Lien so extended, renewed or replaced and does not extend to any additional property or assets, in conformity with GAAP;

(19)
Liens on Receivables and Related Assets of the type specified in the definition of "Qualified Receivables Transaction" to secure Indebtedness incurred and outstanding under clause (2) of the definition of "Restricted Subsidiary Permitted Debt";

(20)
any interest or title of a lessor, licensor or sublicensee under any operating lease, license or sublicense, as applicable;

(21)
Liens on the Capital Stock of NewPage securing Credit Facilities of NewPage otherwise permitted under the indenture to be incurred (and Guarantees thereof by NewPage or any of its Subsidiaries); and

(22)
Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or any Restricted Subsidiary thereof on deposit with or in possession of such bank.

        "Permitted Payments to Parent" means payments to any direct or indirect parent of the Company to permit such direct or indirect parent to pay reasonable accounting, legal and administrative expenses of such Person when due, in an aggregate amount for all such Persons not to exceed $2.0 million per annum (or $5.0 million per annum following the completion of an underwritten public offering of common stock of any such direct or indirect parent holding company).

        "Permitted Refinancing Indebtedness" means

(1)
any Indebtedness of any of the Company's Restricted Subsidiaries (other than Disqualified Stock) issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of any of the Company's Restricted Subsidiaries (other than Disqualified Stock and intercompany Indebtedness); provided that:

(A)
the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including the amount of any reasonably determined premium and defeasance costs, incurred in connection therewith and other amounts necessary to accomplish such refinancing);

(B)
such Permitted Refinancing Indebtedness has a final maturity date equal to or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(C)
if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(D)
such Indebtedness is incurred by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(2)
any Disqualified Stock of any of the Company's Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, refund, replace, defease or discharge other Indebtedness or Disqualified Stock of any of the Company's Restricted Subsidiaries (other than Indebtedness or Disqualified Stock held by the Company or any of its Restricted Subsidiaries including intercompany Indebtedness); provided that:

(A)
the liquidation or face value of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness, or the liquidation or face value of the Disqualified Stock, as applicable, so renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest or dividends thereon and the amount of any reasonably determined premium incurred in connection therewith);

(B)
such Permitted Refinancing Indebtedness has a final redemption date equal to or later than the final maturity or redemption date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness or Disqualified Stock being renewed, refunded, refinanced, replaced, defeased or discharged;

(C)
such Permitted Refinancing Indebtedness is subordinated in right of payment to the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness or Disqualified Stock being renewed, refunded, refinanced, replaced, defeased or discharged; and

(D)
such Disqualified Stock is issued either by the Restricted Subsidiary who is the issuer of the Indebtedness or Disqualified Stock being renewed, refunded, refinanced, replaced, defeased or discharged.

        "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

        "Principal" means Cerberus Capital Management L.P. or any Affiliate thereof, and any fund or account managed by Cerberus Capital Management L.P. or an Affiliate thereof.

        "Pro Forma Cost Savings" means, with respect to any period, the reduction in net costs and related adjustments that (i) were directly attributable to an acquisition that occurred during the four quarter period or after the end of the four quarter period and on or prior to the Calculation Date and calculated on a basis that is consistent with Regulation S-X under the Securities Act as in effect and applied as of the date of the indenture, (ii) were actually implemented by the business that was the subject of any such acquisition within six months after the date of the acquisition and prior to the Calculation Date that are supportable and quantifiable by the underlying accounting records of such business or (iii) relate to the business that is the subject of any such acquisition and that the Company reasonably determines are probable based upon specifically identifiable actions to be taken within six months of the date of the acquisition and, in the case of each of (i), (ii) and (iii), are described, as provided below, in an officers' certificate, as if all such reductions in costs had been effected as of the beginning of such period. Pro Forma Cost Savings described above shall be accompanied by a certificate delivered to the Trustee from the Company's chief financial officer that outlines the specific actions taken or to be taken, the net cost savings achieved or to be achieved from each such action and that, in the case of clause (iii) above, such savings have been determined to be probable.

        "Qualified Receivables Transaction" means any transaction or series of transactions that may be entered into by the Company or any Restricted Subsidiary pursuant to which the Company or any Restricted Subsidiary may sell, convey, contribute to capital or otherwise transfer to a Receivables Entity, or may grant a security interest in or pledge, any Receivables or interests therein and any assets related thereto, including, without limitation, all collateral securing such Receivables, all contracts and contract rights, purchase orders, security interests, financing statements or other documentation in respect of such Receivables, any guarantees, indemnities, warranties or other documentation in respect of such Receivables, any other assets that are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving receivables similar to such Receivables and any collections or proceeds of any of the foregoing (collectively, the "Related Assets"), which transfer, grant of security interest or pledge is funded in whole or in part, directly or indirectly, by the incurrence or issuance by the transferee or any successor transferee of Indebtedness, fractional undivided interests, or other securities that are to receive payments from, or that represent interests in, the cash flow derived from such Receivables and Related Assets or interests in Receivables and Related Assets, it being understood that a Qualified Receivables Transaction may involve:

(1)
one or more sequential transfers or pledges of the same Receivables and Related Assets, or interests therein, and

(2)
periodic transfers or pledges of Receivables or revolving transactions in which new Receivables and Related Assets, or interests therein, are transferred or pledged upon collection of previously transferred or pledged Receivables and Related Assets, or interests therein, and provided that:

(A)
the Board of Directors of NewPage or any Restricted Subsidiary of NewPage which is party to such Qualified Receivables Transaction shall have determined in good faith that such Qualified Receivables Transaction is economically fair and reasonable to NewPage or such Restricted Subsidiary of NewPage as applicable, and the Receivables Entity, and

(B)
the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Board of Directors of NewPage or any Restricted Subsidiary of NewPage which is party to such Qualified Receivables Transaction).

The grant of a security interest in any accounts receivables of NewPage or any of its Restricted Subsidiaries to secure Indebtedness incurred pursuant to the NewPage Credit Agreements shall not be deemed a Qualified Receivables Transaction.

        "Receivables" means accounts receivable (including all rights to payment created by or arising from the sale of goods, or the rendition of services, no matter how evidenced (including in the form of chattel paper) and whether or not earned by performance) of NewPage or any of its Restricted Subsidiaries, whether now existing or arising in the future.

        "Receivables Entity" means any Person formed for the purposes of engaging in a Qualified Receivables Transaction with NewPage or a Restricted Subsidiary of NewPage which engages in no activities other than in connection with the financing of Receivables of NewPage and Restricted Subsidiaries of NewPage, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of the Restricted Subsidiary of NewPage that is the direct parent company of such Receivables Entity, or, if the Receivables Entity is not a Subsidiary of NewPage, by the Board of Directors of any Restricted Subsidiary of NewPage participating in such Qualified Receivables Transaction (in each case as provided below), as a Receivables Entity and:

(1)
no portion of the Indebtedness or any other obligations (contingent or otherwise) of which:

(A)
is guaranteed by NewPage or any Restricted Subsidiary of NewPage other than a Receivables Entity (excluding any Guarantees (other than Guarantees of the principal of, and interest on, Indebtedness and Guarantees of collection on Receivables) pursuant to Standard Securitization Undertakings);

(B)
is recourse to or obligates NewPage or any Restricted Subsidiary of NewPage (other than a Receivables Entity) in any way other than pursuant to Standard Securitization Undertakings; or

(C)
subjects any property or asset of NewPage or any Restricted Subsidiary of NewPage other than a Receivables Entity, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(2)
with which neither NewPage nor any Restricted Subsidiary of NewPage other than a Receivables Entity has any material contract, agreement, arrangement or understanding other than on terms which NewPage reasonably believes to be no less favorable to NewPage or such Restricted Subsidiary of NewPage than those that might be obtained at the time from Persons that are not Affiliates of NewPage; and

(3)
to which neither NewPage nor any Restricted Subsidiary of NewPage has any obligation to maintain or preserve such entity's financial condition or cause such entity to achieve certain levels of operating results (other than pursuant to Standard Securitization Undertakings).

Any such designation by the Board of Directors of the applicable Restricted Subsidiary of NewPage shall be evidenced to the trustee by filing with the trustee a certified copy of the resolution of such Board of Directors giving effect to such designation and an officer's certificate certifying that such designation complied with the foregoing conditions.

        "Receivables Financing" means any transaction (including, without limitation, any Qualified Receivables Transaction) pursuant to which NewPage or any Restricted Subsidiary of NewPage may sell, convey or otherwise transfer or grant a security interest in any Receivables or Related Assets of the type specified in the definition of "Qualified Receivables Transaction."

        "Related Party" means:

(1)
any controlling stockholder, partner, member, 80% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of any Principal; or

(2)
any trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, members, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

        "Representative Amount" means a principal amount of not less than $1,000,000 for a single transaction in the relevant market at the relevant time.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

        "Rumford L.P." means Rumford Cogeneration Company Limited Partnership, a Maine limited partnership.

        "Sale/Leaseback Transaction" means an arrangement relating to property owned by NewPage or a Restricted Subsidiary of NewPage on the date of the indenture or thereafter acquired by NewPage or a Restricted Subsidiary of NewPage whereby NewPage or a Restricted Subsidiary of NewPage transfers such property to a Person and NewPage or a Restricted Subsidiary of NewPage leases it from such Person.

        "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

        "Special Interest" means all special interest then owing pursuant to the registration rights agreement.

        "Standard Securitization Undertakings" means all representations, warranties, covenants, indemnities, performance guarantees and servicing obligations entered into by the Company or any Subsidiary of the Company (other than a Receivables Entity) which are customary in connection with any Qualified Receivables Transaction.

        "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

        "Subsidiary" means, with respect to any specified Person:

(1)
any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders' agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)
any partnership (A) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (B) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof); provided, however, that notwithstanding the foregoing, Rumford L.P. shall not constitute a Subsidiary of the Company, unless and until the Company directly or indirectly acquires all of the limited partner interests in Rumford L.P.

        "Telerate Page 3750" means the display designated at "Page 3750" on the Moneyline Telerate service (or such other page as may replace Page 3750 on that service).

        "Total Assets" means the total consolidated assets of NewPage and its Restricted Subsidiaries, as shown on the most recent internal balance sheet of NewPage prepared on a consolidated basis (excluding Unrestricted Subsidiaries of NewPage) in accordance with GAAP.

        "Unrestricted Subsidiary" means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1)
has no Indebtedness other than Non-Recourse Debt;

(2)
except as permitted by the covenant described above under the caption "—Certain Covenants—Transactions with Affiliates," is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3)
is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (A) to subscribe for additional Equity Interests or (B) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)
has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries unless such guarantee or credit support is released upon its designation as an Unrestricted Subsidiary; provided, however, that in no event shall NewPage be designated as an Unrestricted Subsidiary.

        "Voting Stock" of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)
the sum of the products obtained by multiplying (A) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (B) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)
the then outstanding principal amount of such Indebtedness.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

General

        The following is a general discussion of certain material United States Federal income and estate tax considerations relating to the exchange of Original Notes for New Notes and the ownership and disposition of the New Notes by an initial beneficial owner of the Original Notes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We cannot assure you that the Internal Revenue Service (the "IRS") will not challenge one or more of the tax considerations described below. We have not obtained and do not intend to obtain a ruling from the IRS or an opinion of counsel with respect to the United States Federal tax considerations resulting from the exchange of Original Notes for New Notes and the holding or disposing of the New Notes.

        In this discussion, we do not purport to address all tax considerations that may be important to a particular holder in light of the holder's circumstances, or to certain categories of investors that may be subject to special rules (such as financial institutions, insurance companies, tax-exempt organizations, dealers in securities, persons who hold New Notes through partnerships or other pass-through entities, U.S. expatriates, or persons who hold the New Notes as part of a hedge, conversion transaction, straddle or other risk reduction transaction). This discussion is limited to initial holders who purchased the Original Notes for cash at the initial offering at the original offering price and who hold the New Notes as capital assets (generally, property held for investment). This discussion also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction.

        YOU SHOULD CONSULT YOUR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS TO YOU OF THE EXCHANGE OF ORIGINAL NOTES FOR NEW NOTES AND THE HOLDING AND DISPOSITION OF THE NEW NOTES, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR FOREIGN TAX LAWS OR ANY TAX TREATY.

U.S. Holders

        As used herein, the term "U.S. holder" means a beneficial owner of a New Note that is for United States Federal income tax purposes:

        (1)   an individual who is a citizen or resident of the United States;

        (2)   a corporation or an entity treated as a corporation for Federal income tax purposes, created or organized in or under the laws of the United States or of any state therein or the District of Columbia;

        (3)   an estate, the income of which is subject to United States Federal income taxation regardless of its source; or

        (4)   a trust that either (i) is subject to the primary supervision of a court within the United States and which has one or more United States persons with authority to control all substantial decisions, or (ii) was in existence on August 20, 1996, and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

        If a partnership (or other entity treated as a partnership) holds our New Notes, the United States Federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our New Notes, you should consult your tax advisor.

        As used herein, the term "non-U.S. holder" means a beneficial owner of a New Note that is not a U.S. holder or a partnership or other pass-through entity for United States Federal income tax purposes.

Original Issue Discount

        The New Notes are issued with original issue discount ("OID") equal to the difference between their issue price and their stated redemption price at maturity. The issue price of the New Notes equals the first price at which a substantial amount of the Original Notes were sold for money (excluding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers), excluding pre-issuance accrued interest. The stated redemption price at maturity of the New Notes is the sum of all amounts payable with respect to the New Notes, whether denominated as principal or interest other than qualified stated interest. Qualified stated interest generally means stated interest that is unconditionally payable in cash or other property (other than debt instruments of the issuer) at least annually at a single fixed rate (or at certain qualifying variable rates). Because interest on the New Notes is not unconditionally payable in cash or other property (other than the additional notes) at least annually, none of the stated interest with respect to the New Notes will be qualified stated interest. (See "Treatment of Additional Notes" below.) Consequently, all of the stated interest payments on a New Note (including the additional notes) will be included in the stated redemption price at maturity of such New Note for U.S. Federal income tax purposes and must be accrued by you pursuant to the OID rules described below.

        Generally, you will be required to include OID in ordinary income for U.S. Federal income tax purposes as it accrues regardless of when cash payments attributable to such income are received (and regardless of whether you are a cash or accrual method taxpayer). OID will generally be treated as interest income to you and will accrue on a constant yield-to-maturity basis over the life of the New Notes.

        The amount of OID accruing with respect to any New Note will be the sum of the "daily portions" of OID with respect to such New Note for each day during the taxable year in which you own a New Note ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. An accrual period may be of any length and may vary in length over the term of a New Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day or on the first day of an accrual period. The amount of OID accruing during any full accrual period with respect to a note will be equal to: (i) the "adjusted issue price" of such New Note at the beginning of that accrual period, multiplied by (ii) the yield to maturity of such New Note. The yield to maturity is the discount rate which, when used in computing the present value of all principal and interest payments to be made under a New Note, produces an amount equal to the New Note's issue price.

        OID allocable to a final accrual period is the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period. The adjusted issue price of a note at the beginning of its first accrual period will be equal to its issue price, plus the amount of OID accrued on the Original Note exchanged therefor. The adjusted issue price at the beginning of any subsequent accrual period will be equal to (i) the adjusted issue price at the beginning of the preceding accrual period, plus (ii) the amount of OID accrued during the preceding accrual period, minus (iii) cash payments made on the New Note during the preceding accrual period.

        Applicable High Yield Discount Obligations.    The New Notes will be considered "applicable high yield discount obligations" ("AHYDOs") under section 163(i) of the Code. Accordingly, we will not be permitted to take a deduction for any accrued OID in respect of the New Notes for U.S. Federal income tax purposes until amounts corresponding to such accrued OID are paid in cash. Moreover, our deduction for a portion of OID (the "disqualified portion") corresponding to the yield in excess of six percentage points above the applicable Federal rate (the "AFR") will be permanently disallowed (i.e., even when amounts corresponding to this portion of the OID are paid in cash). A corporate U.S. holder may be entitled to treat its share of the disqualified portion as a dividend to the extent that the disqualified portion is deemed to have been paid out of our current or accumulated earnings and profits. Such portion may qualify for the dividends received deduction allowed to corporations under the Code (subject to limitations generally imposed on eligibility for the dividends received deduction). Corporate U.S. holders should consult with their own tax advisors as to the applicability to them of the dividends received deduction.

Exchange Pursuant to Exercise of Registration Rights

        The exchange of Original Notes for New Notes will not constitute a taxable event to you, and you will not recognize any taxable gain or loss or any interest income as a result of such exchange. Moreover, your holding period for the New Note received in the exchange should include the holding period for the Original Note exchanged therefor, and your adjusted tax basis in the New Note should be the same as your adjusted tax basis in the Original Note exchanged therefor, determined immediately before the exchange.

Payments Upon Optional Redemption

        Because the New Notes provide for the payment to you of certain amounts in excess of stated interest or principal on the New Notes under certain circumstances as described in the sections
"—Optional Redemption" and "—Repurchase of Senior Subordinated Notes at the Option of Holders," under the heading "Description of New Senior Subordinated Notes," and in the sections "—Optional Redemption" and "—Repurchase of Senior Secured Notes at the Option of Holders," under the heading "Description of the New Senior Secured Notes," they could be subject to certain rules relating to debt instruments that provide for one or more contingent payments, referred to as the "Contingent Payment Regulations." Under the Contingent Payment Regulations, however, a payment is not a contingent payment merely because of a contingency that, as of the issue date, is "remote." We intend to take the position that, for purposes of the Contingent Payment Regulations, the payment of such additional amounts is a "remote" contingency. Accordingly, the Contingent Payment Regulations should not apply to the New Notes, unless additional amounts are actually paid. Such additional interest, if actually paid, should be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for Federal income tax purposes.

        Our position for purposes of the Contingent Payment Regulations that the payment of such additional amounts is a remote contingency as of the issue date is binding on you for U.S. Federal income tax purposes unless you disclose in the proper manner to the IRS that you are taking a different position. The IRS may take a different position, however, which could affect the timing of your recognition of income and the availability of our deduction with respect to such additional interest.

Sale, Exchange, Redemption, or Other Disposition of the New Notes

        Upon the disposition of a New Note by sale, exchange, redemption or other disposition, you generally will recognize gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest which amounts will be treated as ordinary income to the extent not previously included in gross income) and (ii) your adjusted Federal income tax basis in the New Note. Your adjusted Federal income tax basis in a New Note generally will equal your cost for the Original Note exchanged therefor, increased by amounts includible in income as OID on the New Note.

        Any gain or loss you recognize on a disposition of a New Note generally will constitute capital gain or loss and will be long-term capital gain or loss if you have held the New Note and the Original Note for which it was exchanged for longer than one year. Certain non-corporate U.S. holders may be eligible for preferential rates of U.S. Federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to certain limitations.

Treatment of Additional Notes

        Interest accruing on the notes will be payable in the form of additional notes. For U.S. Federal income tax purposes, payment of interest in the form of additional notes is not considered a payment made on the original notes, and additional notes issued as payment of interest on a note will be aggregated with the original note and treated as a single debt instrument for U.S. Federal income tax purposes. The above discussion therefore assumes that the sale, exchange, redemption, or other disposition of a note by you is a disposition of such single debt instrument (i.e., a disposition of your interest in the original note and any additional notes received with respect thereto). If, contrary to such assumption, the sale, exchange, redemption, or other disposition of the original note or any additional notes received with respect thereto occurs in separate transactions, although not free from doubt, you would likely be required to allocate the adjusted issue price of your note (which, as described above, is treated as a single debt instrument for U.S. Federal income tax purposes) between the original note and any additional notes received with respect thereto in proportion to their relative principal amounts. In such case, your holding period in any additional notes with respect to an original note would likely be identical to your holding period for the original note with respect to which the additional notes were received. Prospective purchasers are advised to consult their own tax advisors as to the U.S. Federal income tax consequences of disposing of the original note and any additional notes received with respect thereto in separate transactions.

Backup Withholding and Information Reporting

        Under the Code, you may be subject, under certain circumstances, to information reporting and/or backup withholding (currently at a rate of 28%) with respect to cash payments or OID in respect of the New Notes. This withholding applies only if you (i) fail to furnish your social security number or other taxpayer identification number ("TIN") within a reasonable time after a request therefor, (ii) furnish an incorrect TIN, (iii) are notified by the IRS that you failed to report interest or dividends properly, or (iv) fail, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is your correct number and that you are not subject to backup withholding. Backup withholding is not an additional tax. Any amount withheld from a payment under the backup withholding rules is allowable as credit against your United States Federal income tax liability (and may entitle you to a refund), provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and certain financial institutions. You should consult your tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Non-U.S. Holders

U.S. Federal Withholding Tax

        The 30% U.S. Federal withholding tax will not apply to any payment of principal or interest (or OID) on the New Notes provided that:

  •
  you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and the Treasury Regulations;

  •
  you are not a controlled foreign corporation that is related, directly or indirectly, to us through stock ownership;

  •
  you are not a bank whose receipt of interest on the New Notes is pursuant to a loan agreement entered into in the ordinary course of a trade or business; and

  •
  you have fulfilled the statement requirements set forth in section 871(h) or section 881(c) of the Code and the Treasury Regulations, as discussed below.

        The statement requirements referred to above will be fulfilled if you certify on IRS Form W-8BEN or other successor form, under penalties of perjury, that you are not a United States person and provide your name and address, and (i) you file such IRS Form W-8BEN or other successor form with the withholding agent or (ii) in the case of a New Note held on your behalf by a securities clearing organization, bank or other financial institution holding customers' securities in the ordinary course of its trade or business, the financial institution files with the withholding agent a statement that it has received the IRS Form W-8BEN or other successor form from you and furnishes the withholding agent with a copy thereof: provided that a foreign financial institution will fulfill the certification requirement by filing IRS Form W-8IMY with the withholding agent if it has entered into an agreement with the IRS to be treated as a qualified intermediary. You should consult your tax advisor regarding possible additional reporting requirements.

        If you cannot satisfy the requirements described above, payments of interest or OID made to you will be subject to the 30% U.S. Federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under the benefit of a tax treaty or (2) IRS Form W-8ECI (or successor form) stating that payments on the New Note are not subject to withholding tax because such payments are effectively connected with your conduct of a trade or business in the United States (and if a tax treaty applies, that interest is attributable to a permanent establishment or fixed base maintained in the United States), as discussed below.

        The 30% U.S. Federal withholding tax will generally not apply to any gain that you realize on the sale, exchange, or other disposition of the New Notes.

U.S. Federal Estate Tax

        Your estate will not be subject to U.S. Federal estate tax on New Notes beneficially owned by you at the time of your death, provided that (1) you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Code and the Treasury Regulations) and (2) interest on those New Notes would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

U.S. Federal Income Tax

        If you are engaged in a trade or business in the United States and interest on the New Notes is effectively connected with the conduct of that trade or business and, if a tax treaty applies, is attributable to a permanent establishment or a fixed base in the United States, you will be subject to U.S. Federal income tax on the interest on a net income basis in the same manner as if you were a U.S. person as defined under the Code. See "U.S. Holders" above. In that case, you would not be subject to the 30% U.S. Federal withholding tax. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year that are effectively connected with the conduct by you of a trade or business in the United States. For this purpose, interest and OID on New Notes will be included in earnings and profits if so effectively connected.

        Any gain realized on the sale, exchange, redemption, or other disposition of New Notes generally will not be subject to U.S. Federal income tax unless:

  •
  that gain is effectively connected with the conduct of a trade or business in the United States by you and if a tax treaty applies, is attributable to a permanent establishment in the United States; or

  •
  you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

        If you are subject to the 183-day rule described above, then you may be subject to United States Federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) of the amount by which capital gains allocable to United States sources (including gains from the sale, exchange, retirement or other disposition of the New Notes) exceed capital losses allocable to United States sources.

Exchange of Notes

        The exchange of Original Notes for New Notes on this exchange offer will not constitute a taxable event for a Non-U.S. holder.

Information Reporting and Backup Withholding

        We must annually report to the IRS and to you the interest paid to you on your New Notes. Copies of these information returns also may be made available to the tax authorities of the country in which you reside pursuant to the provisions of various treaties or agreements for the exchange of information. In general, you will not be subject to information reporting and backup withholding with respect to payments that we make to you provided that we do not have actual knowledge that you are a U.S. person and we have received from you the statement described above under "U.S. Federal Withholding Tax."

        Under current Treasury Regulations, payments on the sale, exchange, redemption or other disposition of a New Note made to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is (i) a United States person, (ii) a controlled foreign corporation for United States Federal income tax purposes, (iii) a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or (iv) a foreign partnership with certain connections to the United States, then information reporting will be required unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that the broker is required to report if the broker has actual knowledge that the payee is a United States person. Payments to or through the United States office of a broker will be subject to backup withholding and information reporting unless the beneficial owner certifies, under penalties of perjury, that it is not a United States person or otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. Federal income tax liability provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

        A broker-dealer that is the holder of Original Notes that were acquired for the account of that broker-dealer as a result of market-making or other trading activities, other than Original Notes acquired directly from us or any of our affiliates, may exchange those Original Notes for New Notes pursuant to the exchange offer. This is true so long as each broker-dealer that receives New Notes for its own account in exchange for Original Notes, where the Original Notes were acquired by the broker-dealer as a result of market-marking or other trading activities, acknowledges that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Original Notes where the Original Notes were acquired as a result of market-making activities or other trading activities. We have agreed that we will make this prospectus, as it may be amended or supplemented from time to time, available to any broker-dealer for use in connection with any resale, except that the use of the prospectus may be suspended for not more than 60 days in any consecutive period if our board of directors reasonably and in good faith determines, upon the evidence of counsel, that the use of the prospectus would require the premature disclosure of a material event at such time could reasonably be expected to have a material adverse effect on our business, operations or prospects or the disclosure otherwise relates to a material business transaction which has not been publicly disclosed and our board of directors reasonably and in good faith determines that any such disclosure could reasonably be expected to jeopardize the success of such transaction. All broker-dealers effecting transactions in the New Notes may be required to deliver a prospectus.

        We will not receive any proceeds from any sale of New Notes by broker-dealers or any other holder of New Notes. New Notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of the resale, at prices related to such prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any resale of New Notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        We have agreed to pay all expenses incident to the exchange offer and to our performance under, or compliance with, the registration rights agreement (other than the commissions or concessions of any brokers or dealers) and will indemnify the holders of the New Notes (including any broker-dealers) against some liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        Whether the New Notes offered hereby will be our binding obligations will be passed upon for us by Schulte Roth & Zabel LLP, New York, New York.

EXPERTS

        The financial statements of the printing and writing papers business (a business of MeadWestvaco Corporation) as of December 31, 2004 and 2003 and for each of the three years in the period ended

December 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, (which report contains an explanatory paragraph indicating that the printing and writing papers business (a business of MeadWestvaco Corporation) restated its 2004 financial statements), given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

        We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to our offering of the New Notes. This prospectus does not contain all the information included in the registration statement and the exhibits and schedules thereto. You will find additional information about us and the New Notes in the registration statement. The registration statement and the exhibits and schedules thereto may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 West Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at l-800-SEC-0330. The SEC also maintains a site on the World Wide Web (http://www.sec.gov) that contains information regarding registrants, including us, that file electronically with the SEC. Statements made in this prospectus about legal documents may not necessarily be complete and you should read the documents which are filed as exhibits to the registration statement otherwise filed with the SEC.

NEWPAGE HOLDING CORPORATION
INDEX TO FINANCIAL STATEMENTS

Predecessor
Printing and Writing Papers Business (A Business of MeadWestvaco Corporation)
Audited Combined Financial Statements:
Report of Independent Auditors	F-2
Combined Statements of Operations for the years ended December 31, 2004, December 31, 2003 and December 31, 2002	F-3
Combined Balance Sheets as of December 31, 2004 and December 31, 2003	F-4
Statements of Changes in Combined Equity for the years ended December 31, 2004, December 31, 2003 and December 31, 2002	F-5
Combined Statements of Cash Flows for the years ended December 31, 2004, December 31, 2003 and December 31, 2002	F-6
Notes to Combined Financial Statements	F-7
Unaudited Combined Financial Statements for the four months ended April 30, 2005 and the Six Months Ended June 30, 2004:
Combined Statements of Operations for the four months ended April 30, 2005 and the six months ended June 30, 2004	F-28
Statement of Changes in Combined Equity for the four months ended April 30, 2005	F-29
Combined Statements of Cash Flows for the four months ended April 30, 2005 and the six months ended June 30, 2004	F-30
Notes to Unaudited Combined Financial Statements	F-31
Successor
NewPage Holding Corporation and Subsidiaries
Unaudited Condensed Consolidated Financial Statements for the two months ended June 30, 2005:
Consolidated Statement of Operations for the two months ended June 30, 2005	F-39
Condensed Consolidated Balance Sheet as of June 30, 2005	F-40
Consolidated Statement of Stockholders' Equity for the two months ended June 30, 2005	F-41
Condensed Consolidated Statement of Cash Flows for the two months ended June 30, 2005	F-42
Notes to Unaudited Condensed Consolidated Financial Statements	F-43

REPORT OF INDEPENDENT AUDITORS

To MeadWestvaco Corporation

        In our opinion, the accompanying combined balance sheets and the related combined statements of operations, changes in equity and cash flows present fairly, in all material respects, the financial position of the Printing and Writing Papers Business of MeadWestvaco Corporation at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in the summary of significant accounting policies, the Printing and Writing Papers Business of MeadWestvaco Corporation adopted a new accounting standard for asset retirement obligations as of January 1, 2003.

        As described in Note A, the Printing and Writing Papers Business of MeadWestvaco Corporation has restated its 2004 combined financial statements.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Cincinnati, Ohio
March 14, 2005 except as to Note A which is as of April 4, 2005

PRINTING AND WRITING PAPERS BUSINESS
(A BUSINESS OF MEADWESTVACO CORPORATION)
COMBINED STATEMENTS OF OPERATIONS

	Years ended December 31
	2004 (As Restated)	2003	2002
	(dollars in thousands)
Net sales (including sales to related parties of $29,706, $29,995 and $33,121, respectively)	$2,175,935	$1,988,917	$1,960,662
Cost of sales	2,145,433	1,994,509	1,992,412
Selling, general and administrative expenses	129,240	135,600	133,371
Goodwill and asset impairment	238,047	—	11,508
Interest expense	9,241	10,297	8,223
Other income, net	(3,559)	(4,079)	(3,062)

Loss before income taxes, equity income from investee and cumulative effect of accounting change	(342,467)	(147,410)	(181,790)
Income tax benefit	(39,492)	(51,928)	(74,751)
Equity income from investee (net of income tax expense of $1,004, $1,159 and $3,204, respectively)	1,784	2,115	4,589

Loss before cumulative effect of accounting change	(301,191)	(93,367)	(102,450)
Cumulative effect of accounting change (net of income tax benefit of $250)	—	(408)	—

Net loss	$(301,191)	$(93,775)	$(102,450)

The accompanying notes are an integral part of these financial statements.

PRINTING AND WRITING PAPERS BUSINESS
(A BUSINESS OF MEADWESTVACO CORPORATION)
COMBINED BALANCE SHEETS

	December 31
	2004 (As Restated)	2003
	(dollars in thousands)
ASSETS
Accounts receivable, net	$199,506	$209,349
Inventories	321,409	370,168
Other current assets	19,902	15,848

Current assets	540,817	595,365
Property, plant and equipment, net	2,033,373	2,164,982
Goodwill	—	244,348
Other assets, net	72,697	92,593

Total assets	$2,646,887	$3,097,288

LIABILITIES AND COMBINED EQUITY
Accounts payable	$123,183	$80,338
Accrued expenses	144,056	143,475
Current maturities of long-term debt	—	39,020

Current liabilities	267,239	262,833
Long-term debt, less current portion above	145,035	145,035
Other long-term obligations	15,765	11,501
Deferred income taxes	506,335	550,064

Total liabilities	934,374	969,433
Commitments and contingencies
Combined equity	1,712,513	2,127,855

Total liabilities and combined equity	$2,646,887	$3,097,288

The accompanying notes are an integral part of these financial statements.

PRINTING AND WRITING PAPERS BUSINESS
(A BUSINESS OF MEADWESTVACO CORPORATION)
STATEMENTS OF CHANGES IN COMBINED EQUITY

EQUITY (As Restated)
(dollars in thousands)
BALANCE, JANUARY 1, 2002	$638,637
Net loss for the year ended December 31, 2002	(102,450)
Merger of Mead and Westvaco	1,758,126
Transactions with MeadWestvaco Corporation, net	(95,764)

BALANCE, DECEMBER 31, 2002	2,198,549
Net loss for the year ended December 31, 2003	(93,775)
Transactions with MeadWestvaco Corporation, net	23,081

BALANCE, DECEMBER 31, 2003	2,127,855
Net loss for the year ended December 31, 2004, as restated	(301,191)
Transactions with MeadWestvaco Corporation, net	(114,151)

BALANCE, DECEMBER 31, 2004, as restated	$1,712,513

The accompanying notes are an integral part of these financial statements.

PRINTING AND WRITING PAPERS BUSINESS
(A BUSINESS OF MEADWESTVACO CORPORATION)
COMBINED STATEMENTS OF CASH FLOWS

	Years ended December 31
	2004 (As Restated)	2003	2002
	(dollars in thousands)
Cash flows from operating activities
Net loss	$(301,191)	$(93,775)	$(102,450)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	229,802	236,072	215,336
Deferred income taxes	(37,581)	(50,393)	(73,080)
Loss on sales of assets, net	4,799	1,887	2,136
Investee—earnings and distributions	9,452	8,830	(168)
Impairment of goodwill and long-lived assets	238,047	—	11,508
Cumulative effect of accounting change	—	408	—
Changes in operating assets and liabilities:
Accounts receivable, net	9,843	(8,799)	(900)
Inventories	47,945	(33,373)	89,810
Other current assets	(3,901)	(4,666)	8,537
Other assets	(4,590)	(6,693)	(10,224)
Accounts payable	42,845	9,643	(16,871)
Accrued expenses	581	(15,150)	17,231
Other liabilities	4,264	5,701	5,800

Net cash provided by operating activities	240,315	49,692	146,665
Cash flows from investing activities
Additions to property, plant and equipment	(87,549)	(78,071)	(71,755)
Proceeds from sale of property, plant and equipment	405	2,398	627

Net cash used in investing activities	(87,144)	(75,673)	(71,128)
Cash flows from financing activities
Proceeds from issuance of long-term debt	—	12,000	21,120
Financing costs	—	—	(893)
Repayment of long-term debt	(39,020)	(9,100)	—
Net transactions with MeadWestvaco Corporation	(114,151)	23,081	(95,764)

Net cash (used in) provided by financing activities	(153,171)	25,981	(75,537)

Increase (decrease) in cash and cash equivalents	$—	$—	$—

Cash paid (received) by MeadWestvaco on behalf of the company during the year for:
Interest	$9,453	$11,085	$8,504
Taxes	(907)	(626)	1,533

The accompanying notes are an integral part of these financial statements.

PRINTING AND WRITING PAPERS BUSINESS
(A BUSINESS OF MEADWESTVACO CORPORATION)
NOTES TO COMBINED FINANCIAL STATEMENTS

(dollars in thousands)

Description of Business and Basis of Presentation

        These combined financial statements present the historical results of the Printing and Writing Papers Business, which is sometimes referred to as the Coated and Carbonless Papers Group ("Papers," the "Business" or the "Company") to be purchased from MeadWestvaco Corporation ("MeadWestvaco") by Maple Acquisition LLC (the "Acquisition") pursuant to the Acquisition. The Business consists of the historical Papers business segment of MeadWestvaco adjusted to exclude MeadWestvaco's investment in Northwood Panelboard and the operations of Specialty Papers, which is a distinct and different business under separate management that will not be purchased. The Business is engaged in the manufacturing, marketing and distribution of coated, uncoated and carbonless papers which are manufactured at five domestic mills.

        These combined financial statements are intended to present the historical results of the Business operations during each respective period. As such, these combined financial statements include allocations of certain expenses, as well as assets and liabilities historically maintained by MeadWestvaco and not recorded in the accounts of the Business. The Business and MeadWestvaco management believe such allocations have been made on a reasonable basis. However, these combined financial statements may not necessarily be indicative of the results that would have been obtained if the Business had operated as a separate entity during the periods presented.

        The combined equity of the company is comprised of the excess of the Business' assets over its liabilities. Combined equity is affected by the Business' operating results, expense allocations from MeadWestvaco and cash transfers between the Business and MeadWestvaco, including settlement of intercompany transactions and amounts paid or received relating to interest and income taxes, as MeadWestvaco manages all treasury activities of the Business.

        MeadWestvaco was formed for the purpose of consummating the business combination of The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco"), which was completed on January 29, 2002. Westvaco became the acquiring entity for accounting purposes. Both Mead and Westvaco had paper manufacturing operations and the acquired Mead operations have been accounted for consistent with the acquisition accounting followed by MeadWestvaco. The combined balance sheets in these financial statements include the assets acquired and liabilities assumed of Mead's papers group and reflect an allocation of purchase price based on estimated fair value at the date of acquisition. The statements of changes in combined equity in these financial statements reflect the allocated purchase price of $1,758,126 relating to the specific assets and liabilities associated with the Business. The statement of combined operations in these financial statements for the year ended December 31, 2002 includes approximately eleven months of Mead's papers group results and twelve months of Westvaco's papers group.

        A summary of the purchase price allocated to the fair value of the assets acquired and obligations assumed at the date of the merger is as follows:

Current assets	$476,091
Property, plant and equipment	1,511,653
Goodwill	235,894
Other assets	98,590

Total assets acquired	2,322,228
Current liabilities	(163,631)
Long-term debt	(125,290)
Deferred taxes	(275,181)

Total liabilities assumed	(564,102)

Net purchase price allocated	$1,758,126

        Selected unaudited pro forma combined financial data    The following table summarizes, under the purchase method of accounting, selected unaudited pro forma combined statements of operations data of the Business, for the year ended December 31, 2002 as if the business combination between Westvaco and Mead had been completed at the beginning of the year. This selected unaudited pro forma combined financial data is included only for the purposes of illustration, and it does not necessarily indicate what the operating results would have been if the business combination between Westvaco and Mead had been completed on such date. Moreover, this information does not necessarily indicate what the future operating results of the combined company will be. This information includes eleven months of actual data and one month of pro forma data for Mead. The unaudited pro forma information includes allocations of certain expenses maintained by Mead and not recorded in the accounts of the Business.

Unaudited pro forma financial data	2002
Net sales	$2,066,538
Loss before income taxes and equity income from investee	(186,599)
Net loss	(109,885)

Subsequent Event

        On January 14, 2005, MeadWestvaco entered into a purchase agreement with Maple Acquisition LLC, ("Maple") an affiliate of Cerberus Capital Management L.P., a private New York-based investment firm. The purchase agreement provides for the sale by MeadWestvaco of the Business and the sale of the MeadWestvaco Forestry Operations to Maple and/or one or more Maple affiliates. In consideration for the sale, Maple and/or one or more of its affiliates plan to make an initial cash payment of $2.3 billion, subject to specified post-closing purchase price adjustments. MeadWestvaco will retain certain assets and liabilities related to the Business (included within these financial statements) and the MeadWestvaco Forestry Operations. The transaction, which is expected to close in the second quarter of 2005, is subject to the receipt of financing from committed sources by Maple and other customary conditions, including the receipt of regulatory approvals.

Summary of Significant Accounting Policies

Estimates and assumptions

        The preparation of these combined financial statements required management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Concentration of credit risk

        The financial instruments that potentially subject the company to concentrations of credit risk are accounts receivable. The company limits its credit risk by performing ongoing credit evaluations, and when deemed necessary, requiring letters of credit, guarantees, or collateral. The majority of the company's accounts receivable are with paper merchants and printers.

        For the years ended December 31, 2004, 2003 and 2002, the company's sales to its largest customer were 17%, 15%, and 13%, respectively, of its total net sales. Accounts receivable at December 31, 2004 and 2003 relating to this customer was 15% and 14%, respectively, of its total accounts receivable.

Inventories

        Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for substantially all raw materials, finished goods and production materials. Cost of all other inventories, mainly stores and supplies inventories, is determined by the average cost method.

Property, plant and equipment

        Owned assets are recorded at cost. Also included in the cost of these assets is interest on funds borrowed during the construction period. When assets are sold, retired or disposed of, their cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of operations. Costs of renewals and betterments of properties are capitalized; costs of maintenance and repairs are charged to expense. The cost of plant and equipment is depreciated, utilizing the straight-line method, over the estimated useful lives of the assets, which range from 20 to 40 years for buildings and 5 to 30 years for machinery and equipment.

Impairment of long-lived assets

        The company periodically evaluates whether current events or circumstances indicate that the carrying value of its long-lived assets, including intangible assets, to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. The company reports an asset to be disposed of at the lower of its carrying value or its estimated net realizable value. See footnote C for further information.

Goodwill

        The company has classified as goodwill the excess of the acquisition cost over the fair values of the net tangible and intangible assets of businesses acquired. These financial statements include the applicable portion of goodwill associated with Papers business subsequent to and created by the merger of Mead and Westvaco. Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, requires that goodwill be tested for impairment on an annual basis unless conditions arise that would require a more frequent evaluation. See footnote D for further information.

Capitalized software

        Capitalized software is included in other assets and is amortized using the straight-line method over the estimated useful lives of 2 to 8 years. The company records software development costs in accordance with the American Institute of Certified Public Accountants' Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.

Environmental

        Environmental expenditures that increase useful lives of assets are capitalized, while other environmental expenditures are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated.

Landfills

        Effective January 1, 2003, the company adopted SFAS No. 143, Accounting for Asset Retirement Obligations, which requires that an obligation associated with the retirement of a tangible long-lived asset be recognized as a liability when incurred. Subsequent to initial measurement, an entity recognizes changes in the amount of the liability resulting from the passage of time and revisions to either the timing or amount of estimated cash flows. The adoption of this standard resulted in a cumulative adjustment of $408 (net of $250 in tax benefit) during the year ended December 31, 2003.

Revenue recognition

        The company recognizes revenues at the point when title and the risk of ownership passes to the customer. Substantially all of the company's revenues are generated through product sales, and shipping terms generally indicate when title and the risk of ownership have passed. Revenue is recognized at shipment for sales where shipping terms are FOB (free on board) shipping point. For sales where shipping terms are FOB destination, revenue is recognized when the goods are received by the customer. The company provides allowances for estimated returns and other customer credits such as discounts, returns and volume rebates, when the revenue is recognized, based on historical experience, current trends and any notification of pending returns.

Research and development

        Included in cost of sales and selling, general and administrative expense are expenditures for research and development of $10,575, $4,638 and $3,353 for the years ended December 31, 2004, 2003 and 2002, respectively, which were expensed as incurred.

Interest Expense

        Included in these combined financial statements are amortization of deferred financing cost and interest expense of long-term debt specifically related to the Business facilities. MeadWestvaco has not historically allocated corporate interest cost to its segments and none of that interest cost has been allocated within these financial statements.

Pension and postretirement benefits

        The employees of the company are participants in various defined benefit pension and postretirement plans sponsored by MeadWestvaco and the assets and liabilities are combined with those related to other MeadWestvaco businesses. Similarly, MeadWestvaco manages its domestic postretirement benefit plans on a combined basis and claims data and liability information related to the company is aggregated and combined, by plan, with those related to other MeadWestvaco businesses. As a result, no assets or liabilities are reflected on the company's combined balance sheet and pension and postretirement expense for the company has been determined on a multi-employer plan basis.

        Pension costs recorded by the company with respect to the defined benefit pension plans for the years ended December 31, 2004, 2003 and 2002 were approximately $19,946, $19,053 and $17,161, respectively.

        The employees of the company are also eligible to participate in defined contribution benefit plans sponsored by MeadWestvaco. Under the terms of the defined contribution benefit plans, participant contributions may be directed into a number of investment options. MeadWestvaco matching contributions are made to a fund that invests in MeadWestvaco shares. During the years ended December 31, 2004, 2003 and 2002, respectively, the company incurred expenses of approximately $10,595, $10,742 and $7,686 for matching contributions to the defined contribution benefit plans.

        Upon retirement, MeadWestvaco provides life insurance and other postretirement benefits for certain MeadWestvaco retirees, including certain company employees. MeadWestvaco also funds certain medical benefits on a current basis with retirees paying a portion of the costs. Costs of providing these benefits to both active and retired employees of the company were approximately $54,000 for each of the three years ended December 31, 2004, 2003 and 2002.

Income taxes

        The company historically is not an income tax payer, as its results and related tax obligations, if any, are included in the consolidated returns of MeadWestvaco. The income tax benefit included in these combined financial statements was calculated on a separate return basis, as if the Business was a separate taxpayer, and the resulting current tax benefit (liability) is settled with MeadWestvaco through equity. Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities reflect the enacted tax rates in effect for the years the differences are expected to reverse. The company evaluates the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that it will realize its deferred tax assets in the future.

Stock options

        The company measures compensation cost for MeadWestvaco stock options issued to employees and directors using the intrinsic value-based method of accounting in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). The company adopted the disclosure requirements of SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. If compensation cost for MeadWestvaco stock options had been determined based on the fair value method of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), the company's pro forma net loss would have been as follows:

	Years ended December 31
	2004 (As Restated)	2003	2002
Net loss—as reported	$(301,191)	$(93,775)	$(102,450)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effect	—	—	—
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effect	770	617	261

Pro forma net loss	$(301,961)	$(94,392)	$(102,711)

New accounting standards:

        In December 2004, the Financial Accounting Standards Board ("FASB") enacted Statement of Financial Accounting Standards 123—revised 2004 ("SFAS 123R"), Share-Based Payment, which replaces SFAS 123 and supersedes APB 25. SFAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statements of operations. The accounting provisions of SFAS 123R are effective for reporting periods beginning after December 31, 2005. The adoption of FAS 123R is not expected to have a material impact on the Company's financial position and results of operations.

        In December 2004, FASB issued Statement of Financial Accounting Standards No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 ("SFAS 151"). SFAS 151 clarifies the accounting for inventory when there are abnormal amounts of idle facility expense, freight, handling costs, and wasted materials. Under existing GAAP, items such as idle facility expense, excessive spoilage, double freight, and re-handling costs may be "so abnormal" as to require treatment as current period charges rather than recorded as adjustments to the value of the inventory. SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The company has been in compliance with this guidance for the periods ended December 31,

2004, 2003 and 2002; therefore, there will be no impact on the company's financial position or results of operations.

        There were other new accounting standards issued in 2004 that did not have a material impact on the company's financial position or results of operations.

A.    Restatement of Previously Issued Financial Statements

        The company has restated its combined financial statements as of and for the year ended December 31, 2004 to reflect a correction in accounting for impairment of long-lived assets. In the restatement, the company has adjusted 2004 results from a net loss of $569,352 to a net loss of $301,191. Conforming changes have also been made to the combined balance sheet as of December 31, 2004, the statement of changes in combined equity and the combined statement of cash flows for the year then ended, and the accompanying notes to the combined financial statements.

        The restatement was the result of initially including in these separate company financial statements, a pretax charge of $428,966 for an impairment of property, plant and equipment recognized by MeadWestvaco as a result of the pending sale of the company by MeadWestvaco. The restatement was required as the impairment analysis for these separate company financial statements should have been performed without regard to MeadWestvaco's plans for the possible sale of the company. The restatement has removed the MeadWestvaco long-lived assets impairment charge and the related tax effects from the combined balance sheet and related statements of operations, equity and cash flows.

        The following table summarizes restated amounts within the 2004 combined financial statements:

	As Reported	As Restated
Assets:
Other current assets	$18,912	$19,902
Property, plant and equipment	1,604,407	2,033,373
Liabilities and combined equity:
Deferred income taxes	$344,540	$506,335
Combined equity	1,444,352	1,712,513
Statement of Operations:
Goodwill and asset impairment	$667,013	$238,047
Total income tax benefit reflected in operations	199,293	38,488
Net loss	569,352	301,191

B.    Current Assets

        Trade receivables have been reduced by an allowance for doubtful accounts of $3,938 and $4,510 at December 31, 2004 and 2003, respectively. Receivables also include $7,534 and $7,556 from sources other than trade at December 31, 2004 and 2003, respectively. Inventories at December 31, 2004 and 2003 are comprised of:

	December 31
	2004	2003
Raw materials	$52,840	$48,273
Production materials, stores and supplies	68,676	64,205
Finished and in-process goods	199,893	257,690

	$321,409	$370,168

        Approximately 81% and 84% of inventories at December 31, 2004 and 2003 are valued using the LIFO method. If inventories had been valued at current cost, they would have been $368,027 and $412,757 at December 31, 2004 and 2003, respectively. During 2004, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of 2004 purchases, the effect of which decreased cost of goods sold by approximately $2,353 and decreased net loss by approximately $1,459.

C.    Property, Plant and Equipment

        Depreciation expense was $214,617, $219,116 and $201,711 for the years ended December 31, 2004, 2003 and 2002, respectively.

	December 31
	2004 (As Restated)	2003
Land and land improvements	$107,463	$108,001
Buildings	291,317	288,832
Machinery and other	3,317,098	3,242,950

	3,715,878	3,639,783
Less: accumulated depreciation	(1,702,617)	(1,501,026)

	2,013,261	2,138,757
Construction in progress	20,112	26,225

	$2,033,373	$2,164,982

        In 2002, the company recognized an impairment charge of $11,508 attributable to the shutdown of a paper machine at the mill in Luke, Maryland.

D.    Goodwill and Other Intangible Assets

        Unless otherwise deemed necessary by changes in circumstances, the company performs its annual impairment review of goodwill during the fourth quarter of each year. In 2003, the year following the adoption of SFAS No. 142, no impairment charge was necessary. In 2004, the Company recorded an impairment charge of $238,047 (pre-tax and after-tax) as the carrying value of goodwill exceeded the fair value. This charge is included in Goodwill and asset impairment in the accompanying combined statement of operations.

        The changes in the carrying amount of goodwill for the years ended December 31 are as follows:

	2004	2003	2002
Beginning balance	$244,348	$235,894	$—
Adjustments(1)	(6,301)	8,454	235,894
Impairments	(238,047)	—	—

Ending balance	$—	$244,348	$235,894

(1)
Reflects the adoption of SFAS No. 143 for former Mead-related landfills in 2003 and various contingencies related to uncertain tax matters in 2004 and 2003 related to the merger. Reflects the allocation from the Mead acquisition in 2002.

        Intangible assets subject to amortization, included in other assets, include customer contracts and lists. The gross carrying amount for these identifiable intangible assets was $49,550 and $45,750 at December 31, 2004 and 2003, respectively. Accumulated amortization associated with these identifiable intangible assets was $19,399 and $12,516 at December 31, 2004 and 2003, respectively.

        The company recorded amortization expense of $6,882, $6,683 and $5,833 for the years ended December 31, 2004, 2003 and 2002, respectively, relating to those identifiable intangible assets, subject to amortization.

        Based on the current value of intangible assets subject to amortization, the estimated amortization expense for the next five years is as follows: 2005—$5,331; 2006—$4,858; 2007—$3,857; 2008—$3,998, and 2009—$2,823. As acquisitions and dispositions occur in the future, these amounts may vary.

E.    Other Assets

	December 31
	2004	2003
Identifiable intangibles	$30,151	$33,234
Capitalized software	19,713	25,551
Investment in Rumford Cogeneration Co.	15,217	24,669
Other miscellaneous	7,616	9,139

	$72,697	$92,593

        Identifiable intangibles consist of arrangements whereby the Company is the exclusive supplier of certain products to customers. Certain arrangements include minimum purchase levels by customers, as well as required up-front and/or periodic payments by the company to the customer over the life of the agreement. Terms of these arrangements range from two to nine years with a weighted average of eight years.

        The company recorded amortization expense of $5,989, $8,678 and $7,344 in the years ended December 31, 2004, 2003 and 2002, respectively, relating to capitalized software.

        The company has a 30% interest in Rumford Cogeneration Company, L.P., a limited partnership which operates the cogeneration facility located at the Rumford, Maine, paper mill. Sales from the company to the limited partnership were $50,732, $50,091 and $51,859 for the years ended December 31, 2004, 2003 and 2002, respectively. Purchases made by the company from the limited partnership were $46,677, $45,294 and $51,008 for the years ended December 31, 2004, 2003 and 2002, respectively. Distributions received from the limited partnership were $12,240, $12,104 and $7,625 for the years ended December 31, 2004, 2003 and 2002, respectively. Sales and purchasing activities to the limited partnership have been netted in the accompanying statements of operations.

F.    Accounts Payable and Accrued Expenses

	December 31
	2004	2003
Accounts payable:
Trade	$94,896	$70,121
Other	28,287	10,217

	$123,183	$80,338

Accrued expenses:
Payroll and employee benefit costs	$81,651	$78,850
Accrued rebates and allowances	26,791	24,503
Taxes, other than income	6,463	6,453
Accrued environmental obligations	1,684	1,784
Accrued freight	6,691	6,351
Accrued energy	12,965	9,472
Accrued restructuring	2,178	5,487
Other	5,633	10,575

	$144,056	$143,475

G.    Long-term debt

	December 31
	2004	2003
Pollution Control Revenue Bonds:
9.6%, due 2006	$2,500	$8,400
Floating rate, due 2015-2023	—	33,120
Industrial Revenue Bonds:
Rates from 5.88%-6.45%, due 2018-2027	125,290	125,290
Floating rate, due 2009	17,245	17,245

	145,035	184,055
Less: amounts due within one year	—	(39,020)

Long-term debt	$145,035	$145,035

        Outstanding debt maturing in the next five years are: 2005—$0; 2006—$2,500; 2007—$0, 2008—$0 and 2009—$17,245.

        During 2004, the company retired $5,900 of fixed rate pollution control revenue bonds and $33,120 of floating rate pollution control revenue bonds. The fixed rate bonds had a weighted average coupon rate of 6%. The interest rate on the floating rate pollution control revenue bonds was fixed for an initial term to end on November 1, 2004 at a weighted average rate of 2.1%.

        At December 31, 2004, the book value of long-term debt was $145,035, and the fair value was estimated to be $146,600. The difference between book value and market value is derived from the difference between the period-end market interest rate and the stated rate for the company's fixed-rate long-term debt. The company has estimated the fair value of long-term debt based upon quoted market prices for the same or similar issues or on the current interest rates available to the company for debt of similar terms and maturities. Certain covenants of MeadWestvaco are applicable to the debt of the Business. As of December 31, 2004, MeadWestvaco is in compliance with such covenants. All debt associated with the Business is uncollateralized and is guaranteed by MeadWestvaco.

H.    Leasing activities and other commitments

        The company leases a variety of assets for use in its operations. Certain leases provide for escalation of the lease payments as maintenance costs and taxes increase. Minimum rental payments under operating leases that have noncancellable lease terms in excess of 12 months are as follows:

Operating leases
2005	$8,217
2006	5,412
2007	3,602
2008	1,902
2009	513
Later years	220

Minimum lease payments	$19,866

        Rental expense under operating leases was $16,778, $22,039 and $24,262 for the years ended December 31, 2004, 2003 and 2002, respectively.

I.    Stock Option Plans

        Certain employees of the company participate in MeadWestvaco's stock option plans and receive MeadWestvaco's restricted stock. Grants of stock options and other stock-based compensation awards are approved by the Compensation Committee of MeadWestvaco's Board of Directors. The exercise prices of all options equal the market price of MeadWestvaco's stock on the date of grant. Under certain employee plans, stock options may be granted with or without stock appreciation rights, with or without limited stock appreciation rights, which are exercisable upon the occurrence of certain events related to changes in corporate control and are exercisable after a period of six months to three years and expire not later than ten years from the date of grant. No new grants for stock appreciation rights were awarded to the employees of the company in the periods presented.

        Restricted stock may be granted under the Restricted Stock Plan, to company employees. During 2004, there were 3,000 restricted common shares issued, which are outstanding at December 31, 2004. During the years ended December 31, 2003 and 2002, no shares of restricted stock were granted to company employees. The Restricted Stock Plan provides for the issuance of restricted common shares to certain employees. Restricted stock is issued from the plan as payment under MeadWestvaco's incentive compensation plan. The incentive compensation under this plan is expensed, as earned, and paid annually with a combination of cash and restricted stock. The number of restricted shares awarded to individual participants is based upon the portion of the incentive compensation liability payable in restricted stock divided by MeadWestvaco's stock price at the date of grant.

        Options to purchase 1.3 million MeadWestvaco shares issued to all participants of the plan (including company employees) under MeadWestvaco's 1996 Stock Option Plan are accompanied by a feature that allows option holders who exercise their stock options and hold the common shares they received at exercise to receive an additional stock option grant with an exercise price at the then-current market price. Options granted with this feature are accounted for as a fixed award.

        In connection with Westvaco's merger with Mead, MeadWestvaco assumed all outstanding options granted under Mead's stock option plans for employees, including employees of the company. Each such option to purchase one share of Mead common stock outstanding at the merger date became fully vested (in accordance with the applicable Mead stock option agreements) and became an option, on the same terms and conditions, to purchase one share of MeadWestvaco common stock. A total of 1.2 million Mead stock options issued to the company's employees were outstanding at the merger date.

        The historical amounts for Westvaco options outstanding, granted, exercised and cancelled, along with the related weighted average exercise prices, have been adjusted to reflect the conversion of Westvaco shares to MeadWestvaco shares. When employees of the company transferred to or from other business segments of MeadWestvaco, their stock options were either transferred to or assumed from the other business segments of MeadWestvaco. The following table summarizes activity in the plans as it relates to activity of employees of the company:

Shares of MeadWestvaco issuable under stock options, in thousands	Options	Weighted average exercise price
Outstanding at December 31, 2001	803	29.27
Granted	124	31.38
Other Division options removed	(2)	29.61
Mead options assumed upon the merger	1,185	27.87
Exercised	(150)	24.60
Cancelled	(59)	28.94

Outstanding at December 31, 2002	1,901	28.82
Granted	253	24.00
Other Division options assumed	24	29.13
Other Division options removed	(18)	29.37
Exercised	(91)	21.88
Cancelled	(193)	27.52

Outstanding at December 31, 2003	1,876	28.60
Granted	106	28.59
Other Division options assumed	191	28.35
Other Division options removed	(19)	26.68
Exercised	(273)	25.40
Cancelled	(96)	24.75

Outstanding at December 31, 2004	1,785	28.86

        The following table shows various information about stock options outstanding at December 31, 2004 as it relates to activity of employees of the company:

	Range of exercise prices
	$24.00–$25.84	$26.16–$29.74	$30.21–$40.46	Total
Number outstanding	297,127	904,940	583,321	1,785,388
Weighted average price	$24.61	$28.21	$32.04	$28.86
Weighted average remaining life (in years)	5.59	4.79	4.72	4.90
Number exercisable	160,484	799,340	552,328	1,512,152
Weighted average price	$25.12	$28.16	$32.08	$29.27

        The company applies APB No. 25 as amended, in accounting for MeadWestvaco's plans. No stock option expense has been recorded in the periods presented as the option price is set at the market value of the underlying MeadWestvaco stock at the date of grant.

        Assumptions used to calculate the pro forma effects of option grants in accordance with SFAS 123 were the following (see Summary of Significant Accounting Policies for pro forma disclosures):

	Years ended December 31
	2004	2003	2002
Weighted average fair value of options granted during the period using a binomial option pricing model	$7.67	$6.85	$10.24
Weighted average assumptions used for grants:
Expected dividend yield	3.22%	3.83%	2.93%
Expected volatility	32%	36%	36%
Risk-free interest rate	3.29%	3.27%	4.67%
Expected life of option (in years)	6	6	6

J. Restructuring and Other Merger-Related Expenses

Year ended December 31, 2004

        For the year ended December 31, 2004, the company recorded total pretax adjustments of expense / (income) of $(361) for previously recorded restructuring activities, of which $(404) and $43 were recorded within cost of sales and selling, general and administrative expenses, respectively. As of December 31, 2004, substantially all of the approximate 690 originally affected employees from 2002, 2003 and 2004 had been separated.

        At December 31, 2004, the remaining balance of liabilities established in conjunction with restructuring activity, other than the Westvaco and Mead merger, was approximately $852 and the company expects to utilize these liabilities by the end of 2005.

Year ended December 31, 2003

        For the year ended December 31, 2003, the company recorded net pretax charges of $11,431 relating to asset write-downs and employee separation costs, of which $2,916 and $8,515 were recorded within cost of sales and selling, general and administrative expenses, respectively.

        As part of the company's planned integration strategy and various restructuring activities, the company incurred charges of $13,481 for the separation benefits to approximately 120 employees. As of December 31, 2004, all of the affected employees had been separated. In addition, in 2003 the company sold a previously written-down facility. As a result of the sale of that facility, the company recorded a gain of $2,431.

Year ended December 31, 2002

        For the year ended December 31, 2002, the company recorded total pretax charges of $17,854 for asset write downs, facility closures and employee separation costs of which $11,508, $3,797 and $2,549 were recorded within asset impairment, cost of sales and selling, general and administrative expenses, respectively.

        The company incurred charges of $4,164 for the separation benefits to approximately 220 employees as part of a planned integration strategy and various restructuring activities. The costs were mainly attributable to the shutdown of a paper machine at the mill in Luke, Maryland. Charges associated with the shutdown included $11,508 to write down the assets. In addition, the company recognized related inventory write-downs of $967. As of December 31, 2004, all of the actions related to these charges were complete and the balance of the accruals for employee and other costs were substantially utilized.

Summary of other restructuring charges, other than Westvaco and Mead merger related

        The activity in the accrued restructuring balances related to all of the plans described above was as follows for the year ended December 31, 2004:

	Employee costs	Other costs	Total
Balance of related accruals at December 31, 2001	$—	$—	$—
Add: current charges in 2002	4,164	1,215	5,379
Less: payments in 2002	700	260	960

Balance of related accruals at December 31, 2002	3,464	955	4,419
Add: current charges in 2003	13,481	—	13,481
Less: payments in 2003	13,041	963	14,004

Balance of related accruals at December 31, 2003	3,904	(8)	3,896
Add: adjustments in 2004	(361)	—	(361)
Less: payments in 2004	2,691	(8)	2,683

Balance of related accruals at December 31, 2004	$852	$—	$852

Westvaco and Mead Merger Related Restructuring

        MeadWestvaco established accruals relating primarily to employee separation costs, facility closure costs and other actions relating to the integration of certain Mead operations into MeadWestvaco. Costs associated with these integration actions were recognized as a component of purchase accounting, resulting in the establishment of liabilities and adjustments to goodwill. Accordingly, these costs did not impact 2002 earnings and were not allocated to segments. The integration actions included the closure of three older, high-cost coated paper machines and related facilities at the Chillicothe, Ohio, paper mill and the integration of the Mead and Westvaco paper groups. Costs associated with decommissioning the machines and most employee termination benefits for 347 employees totaled $23,009, of which $2,150 was for asset impairments.

        At December 31, 2004, the remaining balance of liabilities established in conjunction with the actions related to the merger was approximately $1,326 and the company expects to utilize these liabilities by the end of 2005.

Summary of Westvaco and Mead merger related restructuring

        The activity in the goodwill balance related to all of the plans described above was as follows for the year ended December 31, 2004:

	Employee costs	Other costs	Total
Balance of related accruals at December 31, 2001	$—	$—	$—
Add: restructuring in connection with the merger	17,604	3,255	20,859
Less: payments in 2002	15,305	489	15,794

Balance of related accruals at December 31, 2002	2,299	2,766	5,065
Less: payments in 2003	2,299	1,175	3,474

Balance of related accruals at December 31, 2003	—	1,591	1,591
Less: payments in 2004	—	265	265

Balance of related accruals at December 31, 2004	$—	$1,326	$1,326

K.    Other Income, net

        Components of other income, net are as follows:

	Years ended December 31
	2004	2003	2002
Commission income from pulp sales	$(3,586)	$(3,028)	$(2,684)
Other, net	27	(1,051)	(378)

	$(3,559)	$(4,079)	$(3,062)

L.    Income Taxes

        Earnings (loss) from continuing operations before income taxes was $(339,679), as restated, $(144,136) and $(173,997) in the years ended December 31, 2004, 2003 and 2002, respectively.

        The significant components of the income tax provision (benefit) are as follows:

	Years ended December 31
	2004 (As Restated)	2003	2002
Currently payable (receivable):
U.S. Federal	$—	$—	$—
State and local	(907)	(626)	1,533

	(907)	(626)	1,533

Deferred:
U.S. Federal	(34,642)	(50,990)	(55,695)
State and local	(2,939)	847	(17,385)

Benefit for deferred income taxes	(37,581)	(50,143)	(73,080)

Income tax benefit, net of income taxes associated with equity income from investee	$(38,488)	$(50,769)	$(71,547)

Reflected in Operations as:
Income tax benefit before equity income from investee and cumulative effect of accounting change	$(39,492)	$(51,928)	$(74,751)
Tax expense on equity income from investee	1,004	1,159	3,204

Income tax benefit	$(38,488)	$(50,769)	$(71,547)

        The following table summarizes the major differences between the actual income tax provision (benefit) attributable to continuing operations and taxes computed at the U.S. Federal statutory rate:

	Years ended December 31
	2004 (As Restated)	2003	2002
Income tax benefit computed at the U.S. Federal statutory rate of 35%	$(118,888)	$(50,448)	$(60,900)
State and local income taxes, net of Federal benefit	(7,101)	(7,125)	(10,303)
Goodwill	83,316	—	—
Permanent differences	(416)	(461)	(344)
Valuation allowances	4,601	7,265	—

Income tax benefit	$(38,488)	$(50,769)	$(71,547)

Effective tax rate	11.3%	35.2%	41.1%

        The principal current and noncurrent deferred tax assets and liabilities are as follows:

	December 31
	2004 (As Restated)	2003
Deferred tax assets:
Employee benefits	$11,719	$11,424
Net operating loss carryforwards	120,900	105,080
Other accruals and reserves	22,652	21,467

Total deferred tax assets	155,271	137,971
Valuation allowance	(11,866)	(7,265)

Net deferred tax assets	143,405	130,706

Deferred tax liabilities:
Depreciation and impairment	(601,454)	(623,789)
Inventory	(30,044)	(30,044)
Other	(14,632)	(23,480)

Total deferred tax liabilities	(646,130)	(677,313)

Net deferred liability	$(502,725)	$(546,607)

Included in the balance sheet:
Other current assets—deferred tax asset	$3,610	$3,457
Noncurrent net deferred tax liability	(506,335)	(550,064)

Net deferred liability	$(502,725)	$(546,607)

        The Federal net operating loss carryforward is approximately $275 million and is available to reduce Federal taxable income through 2024. The company's valuation allowance against deferred tax assets primarily relates to state tax net operating losses for which the ultimate realization of future benefits is uncertain. The amount of net operating loss carryforwards has been derived on a separate return basis as if the company were a separate income tax payer. These amounts have been included in the consolidated income tax filings of MeadWestvaco and may be settled with MeadWestvaco through combined equity in a future period.

        The company has operations in several domestic tax jurisdictions and is subject to audit in these jurisdictions. Tax audits by their nature are often complex and can require several years to resolve. While actual results could vary, in management's judgment the company has adequate accruals with respect to the ultimate outcome of such audits.

M.    Environmental and Legal Matters

        The company has been notified by the U.S. Environmental Protection Agency (the "EPA") or by various state or local governments that it may be liable under Federal environmental laws or under applicable state or local laws with respect to the cleanup of hazardous substances at sites previously operated or used by the company. The company is currently named as a potentially responsible party ("PRP") or has received third-party requests for contribution under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and similar state or local laws with respect to a number of sites. There are other sites which may contain contamination or which may be potential Superfund sites, but for which the company has not received any notice or claim. The potential liability for all these sites will depend upon several factors, including the extent of contamination, the method of remediation, insurance coverage and contribution by other PRPs. The company regularly evaluates its potential liability at these various sites. At December 31, 2004, the company has recorded liabilities of approximately $1.7 million for estimated potential cleanup costs based upon its close monitoring of ongoing activities and its past experience with these matters. The company believes that it is reasonably possible that costs associated with these sites may exceed amounts of recorded liabilities by an amount that could range from an insignificant amount to as much as $2 million. This estimate is less certain than the estimate upon which the environmental liabilities were based. After consulting with legal counsel and after considering established liabilities, it is our judgment that the resolution of pending litigation and proceedings is not expected to have a material adverse effect on the company's consolidated financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

        The company is involved in various other litigation and administrative proceedings arising in the normal course of business. Although the ultimate outcome of such matters cannot be predicted with certainty, management does not believe that the currently expected outcome of any matter, lawsuit or claim that is pending or threatened, or all of them combined, will have a material adverse effect on the company's financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

N.    Business Segment Information

        The Company's principal business segments are Coated Paper System and Carbonless Paper System.

        The Coated Paper System is engaged in the manufacturing, marketing and distribution of coated papers primarily used for commercial printing, magazines, catalogs, textbooks, and labels. The products in this segment include: coated papers, uncoated papers produced in Michigan & Kentucky, and market pulp production. This segment's products are manufactured at four domestic mills and supported by multiple distribution and converting locations.

        The Carbonless Paper System is engaged in the manufacturing, marketing and distribution of carbonless and technical papers used primarily for business forms. The products in this segment include: value-added carbonless papers, uncoated papers, and specialty papers. This segment's products are manufactured at one domestic mill and one off-site coating facility.

        The segments are measured on earnings before taxes, extraordinary items and cumulative effect of accounting changes. The segments follow the same accounting principles described in the Summary of Significant Accounting Policies. Sales between the segments are transacted based on market prices. There are no operations, including long-lived assets, outside of the United States.

	Years ended December 31
	2004	2003	2002
Export sales from the United States	$215,700	$241,500	$203,800

        Financial information by business segment follow:

	Trade Sales	Segment (loss) (As Restated)	Depreciation and amortization	Segment assets (As Restated)	Capital expenditures
Year ended December 31, 2004
Coated Paper	$1,778,597	$(300,789)	$182,113	$2,171,380	$66,383
Carbonless Paper	397,338	(38,890)	47,689	475,507	21,166

Total	$2,175,935	$(339,679)	$229,802	$2,646,887	$87,549

Year ended December 31, 2003
Coated Paper	$1,602,657	$(110,914)	$190,005	$2,600,685	$68,435
Carbonless Paper	386,260	(33,222)	46,067	496,603	9,636

Total	$1,988,917	$(144,136)	$236,072	$3,097,288	$78,071

Year ended December 31, 2002
Coated Paper	$1,597,860	$(144,531)	$176,010	$2,676,875	$63,037
Carbonless Paper	362,802	(29,466)	39,326	526,149	8,718

Total	$1,960,662	$(173,997)	$215,336	$3,203,024	$71,755

O.    Related Party Transactions

        Transactions between the company and other business segments of MeadWestvaco commonly occur in the normal course of business. In addition, the company also has transactions with MeadWestvaco's Forestry Operations, which represents the forestry operations. Purchases from Forestry Operations were $6,344, $7,020 and $6,931 for the years ended December 31, 2004, 2003 and 2002, respectively. Sales to other MeadWestvaco business segments were $29,706, $29,995 and $33,121 for the years ended December 31, 2004, 2003 and 2002, respectively. Purchases from other MeadWestvaco business segments were $2,567, $2,005 and $1,894 for the years ended December 31, 2004, 2003 and 2002, respectively.

        The company's combined financial statements include expense allocations for certain corporate functions provided by MeadWestvaco, such as human resources, legal, finance, information systems,

purchasing, executive management and other corporate staff. Allocations were based on relative headcount for people-related costs, the company's assets as a percentage of total MeadWestvaco assets, the company's sales as a percentage of total MeadWestvaco sales, or by specific identification of costs directly associated with the company's operations. The company and MeadWestvaco management believe such allocations have been made on a reasonable basis. These costs are included in cost of sales or selling, general and administrative expenses, consistent with MeadWestvaco classification, in the accompanying combined statements of operations. Costs allocated by or charged by MeadWestvaco to the company for services performed by MeadWestvaco on behalf of the company totaled $42,122, $52,808 and $65,663 for the years ended December 31, 2004, 2003 and 2002, respectively.

        In addition to the above, the company shares facilities and related costs (utilities and services) with other business segments of MeadWestvaco. Costs charged by the company to MeadWestvaco for shared facilities totaled $2,715, $2,510 and $2,268 for the years ended December 31, 2004, 2003 and 2002, respectively. These charges were based on estimates of actual usage for utilities and head count for other services and are recorded as a reduction of the related cost.

PRINTING AND WRITING PAPERS BUSINESS
(A BUSINESS OF MEADWESTVACO CORPORATION)
COMBINED STATEMENTS OF OPERATIONS
(Unaudited)

	Six Months Ended June 30, 2004	Four Months Ended April 30, 2005
	(dollars in thousands)
		(As Restated)
Net sales (including sales to related parties of $12,077 and $10,238, respectively)	$1,055,413	$716,226
Cost of sales	1,085,794	673,286
Selling, general and administrative expenses	63,314	39,493
Interest expense, including loss on defeasance of debt of $17,776 in 2005	4,716	20,557
Other income, net	(1,797)	(1,253)

Loss before income taxes and equity income from investee	(96,614)	(15,857)
Income tax benefit	(36,558)	(7,459)
Equity income from investee (net of income tax expense of $588 and $383, respectively)	1,044	681

Net loss	$(59,012)	$(7,717)

The accompanying notes are an integral part of these financial statements.

PRINTING AND WRITING PAPERS BUSINESS
(A BUSINESS OF MEADWESTVACO CORPORATION)
STATEMENT OF CHANGES IN COMBINED EQUITY
(Unaudited)

Equity
(dollars in thousands) (As Restated)
BALANCE, DECEMBER 31, 2004	$1,712,513
Net loss for the four months ended April 30, 2005	(7,717)
Payment by MeadWestvaco Corporation to defease long-term debt	161,930
Transactions with MeadWestvaco Corporation, net	16,617

BALANCE, APRIL 30, 2005	$1,883,343

The accompanying notes are an integral part of these financial statements.

PRINTING AND WRITING PAPERS BUSINESS
(A BUSINESS OF MEADWESTVACO CORPORATION)
COMBINED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30, 2004	Four Months Ended April 30, 2005
	(dollars in thousands)
		(As Restated)
Cash flows from operating activities:
Net income (loss)	$(59,012)	$(7,717)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	113,472	75,906
Deferred income taxes	(25,908)	(7,076)
Loss on sale of assets, net	1,598	515
Investee—earnings and distributions	2,838	1,006
Loss on defeasance of debt	—	17,776
Changes in operating assets and liabilities:
Accounts receivable, net	(17,374)	(3,002)
Inventories	36,953	(59,296)
Other current assets	122	(3,010)
Other long-term assets	(2,959)	(2,499)
Accounts payable	36,822	3,916
Accrued expenses	1,889	(15,518)
Other liabilities	2,022	601

Net cash (used in) provided by operating activities	90,463	1,602
Cash flows from investing activities:
Additions to property, plant and equipment	(32,087)	(17,356)
Proceeds from sale of property, plant and equipment	100	—

Net cash used in investing activities	(31,987)	(17,356)
Cash flows from financing activities:
Net transactions with MeadWestvaco Corporation	(58,476)	15,754

Net cash provided by (used in) financing activities	(58,476)	15,754

Increase (decrease) in cash and cash equivalents	$—	$—

Non-cash transactions:
Payment by MeadWestvaco Corporation to defease long-term debt	—	$161,930
Contribution of property, plant and equipment by MeadWestvaco Corporation	—	$863

The accompanying notes are an integral part of these financial statements.

PRINTING AND WRITING PAPERS BUSINESS
(A BUSINESS OF MEADWESTVACO CORPORATION)
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS

(dollars in thousands)

Description of Business and Basis of Presentation

        These combined financial statements present the historical results of the Printing and Writing Papers Business, which is sometimes referred to as the Coated and Carbonless Papers Group (the "Business" or the "Predecessor") which was purchased from MeadWestvaco Corporation ("MeadWestvaco") by Maple Acquisition LLC (the "Acquisition") pursuant to the Acquisition, which was funded on May 2, 2005, but deemed to have been completed on April 30, 2005. The Business consists of the historical Papers business segment of MeadWestvaco adjusted to exclude MeadWestvaco's investment in Northwood Panelboard and the operations of Specialty Papers, which is a distinct and different business under separate management that was not purchased. The Business is engaged in the manufacturing, marketing and distribution of coated, uncoated and carbonless papers which are manufactured at five domestic mills.

        These combined financial statements are intended to present the historical results of the Business operations during each respective period. As such, these combined financial statements include allocations of certain expenses, as well as assets and liabilities historically maintained by MeadWestvaco and not recorded in the accounts of the Business. The Business and MeadWestvaco management believe such allocations have been made on a reasonable basis. However, these combined financial statements may not necessarily be indicative of the results that would have been obtained if the Business had operated as a separate entity during the periods presented.

        The combined equity of the Business comprises the excess of the Business' assets over its liabilities. Combined equity is affected by the Business' operating results, expense allocations from MeadWestvaco and cash transfers between the Business and MeadWestvaco, including settlement of intercompany transactions and amounts paid or received relating to interest and income taxes, as MeadWestvaco manages all treasury activities of the Business.

        These interim combined financial statements have not been audited. However, in the opinion of management, all normal recurring adjustments necessary to present fairly the financial position and the results of operations for the interim periods presented have been made. These interim financial statements have been prepared on the basis of accounting principles and practices generally accepted in the United States of America ("GAAP") applied consistently with those used in the preparation of the Business' annual financial statements for the year ended December 31, 2004.

        Certain information and footnote disclosures normally included in the annual financial statements presented in accordance with GAAP have been condensed or omitted. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. The accompanying financial statements should be read in conjunction with the Business' annual financial statements and notes thereto for the year ended December 31, 2004, included in this registration statement on Form S-4.

Stock Options

        The Business measures compensation cost for MeadWestvaco stock options issued to employees and directors using the intrinsic value-based method of accounting in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). The Business adopted the disclosure requirements of SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. If compensation cost for MeadWestvaco stock options had been determined based on the fair value method of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), the Business' pro forma net loss would have been as follows:

	Six Months Ended June 30, 2004	Four Months Ended April 30, 2005
		(As Restated)
Net income (loss)—as reported	$(59,012)	$(7,717)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effect	—	—
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effect	378	261

Pro forma net income (loss)	$(59,390)	$(7,978)

A.    Restatement of Previously Issued Financial Statements

        The combined statement of operations for the four months ended April 30, 2005, has been restated to reflect the loss on the defeasance of debt by MeadWestvaco in connection with the Acquisition. The restatement reflects an increase in interest expense of $17,776 ($11,283, net of tax) to record the premium paid as an expense of the Business. The restatement was required as the accounting for the defeasance of debt for these separate company financial statements should have included the costs of the defeasance in the period ended April 30, 2005, since the debt was related to the Business. The condensed combined financial statements have been further adjusted for the following: an income tax adjustment of $1,215 to increase income tax benefit for the reconciliation of the income taxes reflected on the 2004 tax return of the Predecessor to the income taxes reflected in the condensed combined financial statements; and the immaterial effect of the adjustment of $305 for other corporate allocations and accounting adjustments, including a restructuring charge reversal of $936. Conforming changes have also been made to the combined statement of cash flows for the four months ended April 30, 2005. Changes have also been made to the accompanying notes to the combined financial statements. The following table summarizes restated amounts within the combined statements of operations and cash flows:

	Four Months Ended April 30, 2005
	As Reported	As Restated
Statement of Operations:
Net sales	$715,889	$716,226
Cost of sales	672,034	673,286
Selling, general and administrative expenses	39,445	39,493
Interest expense	2,781	20,557
Other income, net	(1,122)	(1,253)

Income (loss) before income taxes and equity income in investee	2,751	(15,857)
Income tax expense (benefit)	776	(7,459)
Equity income in investee	681	681

Net income (loss)	$2,656	$(7,717)

Combined Statements of Cash Flows:
Net cash provided by operating activities	1,471	1,602
Net cash used in investing activities	(18,768)	(17,356)
Net cash provided by financing activities	17,297	15,754

B.    Restructuring

Four Months ended April 30, 2005

        During the four months ended April 30, 2005, the Business recorded total pretax adjustments of expense of $169 for employee separation costs, all of which was recorded within cost of sales.

Six Months ended June 30, 2004

        During the six months ended June 30, 2004, the Business recorded total pretax adjustments of expense of $425 for employee separation costs, of which $400 and $25 were recorded within cost of sales and selling, general and administrative expenses, respectively.

Summary of other restructuring charges, other than Westvaco and Mead merger related

        The activity related to the plans above was as follows for the four months ended April 30, 2005:

Employee costs
Balance of related accruals at December 31, 2004	$852
Add: adjustments in 2005	169
Less: payments	533

Balance of related accruals at April 30, 2005	$488

The activity related to the plans above was as follows for the six months ended June 30, 2004:

	Employee costs	Other costs	Total
Balance of related accruals at December 31, 2003	$3,904	$(8)	$3,896
Add: current charges	425	—	425
Less: payments	2,275	(8)	2,267

Balance of related accruals at June 30, 2004	$2,054	$—	$2,054

Westvaco and Mead Merger Related Restructuring

        In 2002 MeadWestvaco established accruals relating primarily to employee separation costs, facility closure costs and other actions relating to the integration of certain Mead operations into MeadWestvaco. Costs associated with these integration actions were recognized as a component of purchase accounting, resulting in the establishment of liabilities and adjustments to goodwill. Accordingly, these costs did not impact 2002 earnings and were not allocated to segments. The integrations actions included the closure of three older, high-cost coated paper machines and related facilities at the Chillicothe, Ohio, paper mill and the integration of the Mead and Westvaco paper groups.

Summary of Westvaco and Mead merger related restructuring

        The activity in the accrued liability related to the plan described above was as follows for the four months ended April 30, 2005:

	Other costs	Other costs
	(As Reported)	(As Restated)
Balance of related accruals at December 31, 2004	$1,326	$1,326
Add: charge for adjustment to accrual	—	121
Less: payments	$1,326	48

Balance of related accruals at April 30, 2005	$—	$1,399

        The activity in the accrued liability related to the plan described above was as follows for the first half of 2004:

Other costs
Balance of related accruals at December 31, 2003	$1,591
Less: payments	95

Balance of related accruals at June 30, 2004	$1,496

C.    Goodwill and Other Intangible Assets

        Unless otherwise deemed necessary by events or changes in circumstances, the Business performs its annual impairment review during the fourth quarter of each year under the guidance of SFAS No. 142, Goodwill and Other Intangible Assets.

        The Business recorded amortization expense of $1,785 and $3,389 for the four months ended April 30, 2005 and the six months ended June 30, 2004, respectively, relating to these identifiable intangible assets subject to amortization.

D.    Long-term Debt

        In conjunction with the Acquisition, MeadWestvaco repaid or defeased all outstanding debt of the Business. Included in interest expense for the four months ended April 30, 2005, is a loss of $17,776 on the defeasance of the debt and write-off of unamortized financing costs.

E.    Employee Retirement and Postretirement Benefits

        The employees of the Business are participants in various defined benefit pension and postretirement plans sponsored by MeadWestvaco, and the assets and liabilities are combined with those related to other MeadWestvaco businesses. Similarly, MeadWestvaco manages its domestic postretirement benefit plans on a combined basis, and claims data and liability information related to the Business is aggregated and combined, by plan, with those related to other MeadWestvaco businesses. As a result, no assets or liabilities are reflected on the Business' combined balance sheet, and pension and postretirement expense for the Business has been determined on a multi-employer plan basis.

        Pension costs recorded by the Business with respect to defined benefit pension plans for the four months ended April 30, 2005 and the six months ended June 30, 2004, were approximately $7,129 and $9,973, respectively.

        The employees of the Business are also eligible to participate in defined contribution benefit plans sponsored by MeadWestvaco. Under the terms of the defined contribution benefit plans, participant contributions may be directed into a number of investment options. MeadWestvaco matching contributions are made to a fund that invests in MeadWestvaco shares. During the four months ended April 30, 2005 and the six months ended June 30, 2004, the Business incurred expenses of approximately $3,695 and $5,430, respectively, for matching contributions to the defined contribution benefit plans.

        Upon retirement, MeadWestvaco provides life insurance and other postretirement benefits for certain MeadWestvaco retirees, including certain Business employees. MeadWestvaco also funds certain medical benefits on a current basis with retirees paying a portion of the costs. Costs of providing these benefits to both active and retired employees of the Business were approximately $18,200 and $26,800 for the four months ended April 30, 2005 and six months ended June 30, 2004, respectively.

F.    Income Tax Provision

        The Business's effective income tax rate for the four months ended April 30, 2005, is significantly different from the statutory rates in effect as a result of a change in estimate of income taxes related to the reconciliation of the income taxes reflected on the 2004 tax return of the Predecessor with the income tax provision reflected in the condensed combined financial statements at December 31, 2004.

G.    Segment Information

        The Business' principal business segments are Coated Paper System and Carbonless Paper System.

        The Coated Paper System is engaged in the manufacturing, marketing and distribution of coated papers primarily used for commercial printing, magazines, catalogs, textbooks, and labels. The products in this segment include: coated papers, uncoated papers produced in Michigan and Kentucky, and market pulp production. This segment's products are manufactured at four domestic mills and supported by multiple distribution and converting locations.

        The Carbonless Paper System is engaged in the manufacturing, marketing and distribution of carbonless and technical papers used primarily for business forms. The products in this segment include: value-added carbonless papers, uncoated papers, and specialty papers. This segment's products are manufactured at one domestic mill and one off-site coating facility.

        The segments are measured on earnings before taxes and extraordinary items. The segments follow the same accounting principles described in the Summary of Significant Accounting Policies, as included in the Business' annual financial statements for the year ended December 31, 2004. Sales between the segments are transacted based on market prices. There are no operations, including long-lived assets, outside of the United States.

Four Months Ended April 30, 2005	Trade Sales	Segment Profit (Loss)
	(As Restated)	(As Restated)
Coated Paper	$581,203	$(5,244)
Carbonless Paper	135,023	(9,549)

Total	$716,226	$(14,793)

Six Months Ended June 30, 2004	Trade Sales	Segment Profit (Loss)
Coated Paper	$857,092	$(68,932)
Carbonless Paper	198,321	(26,050)

Total	$1,055,413	$(94,982)

        A loss of $17,776 related to the defeasance of debt prior to the acquisition is included in the Coated Paper segment loss for the four months ended April 30, 2005.

H.    Environmental and Legal Matters

        The Business has been notified by the U.S. Environmental Protection Agency (the "EPA") or by various state or local governments that it may be liable under Federal environmental laws or under applicable state or local laws with respect to the cleanup of hazardous substances at sites previously operated or used by the Business. The Business is currently named as a potentially responsible party ("PRP") or has received third-party requests for contribution under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and similar state or local laws with respect to a number of sites. There are other sites which may contain contamination or which may be potential Superfund sites, but for which the Business has not received any notice or claim. The potential liability for all these sites will depend upon several factors, including the extent of contamination, the method of remediation, insurance coverage and contribution by other PRPs. The Business regularly evaluates its potential liability at these various sites. At April 30, 2005, the Business has recorded liabilities of approximately $2.2 million (restated) for estimated potential cleanup costs based upon its close monitoring of ongoing activities and its past experience with these matters. The Business believes that it is reasonably possible that costs associated with these sites may exceed amounts of recorded liabilities by an amount that could range from an insignificant amount to as much as $2 million. This estimate is less certain than the estimate upon which the environmental liabilities were based. After consulting with legal counsel and after considering established liabilities, it is our judgment that the resolution of pending litigation and proceedings is not expected to have a material adverse effect on the Business' consolidated financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

        The Business is involved in various other litigation and administrative proceedings arising in the normal course of business. Although the ultimate outcome of such matters cannot be predicted with certainty, management does not believe that the currently expected outcome of any matter, lawsuit or claim that is pending or threatened, or all of them combined, will have a material adverse effect on the Business' financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

I.    Related Party Transactions

        Transactions between the Business and other business segments of MeadWestvaco commonly occur in the normal course of business. In addition, the Business had purchases from MeadWestvaco's Forestry Operations of $2,491 and $2,476 for the four months ended April 30, 2005 and the six months ended June 30, 2004, respectively. Sales to other MeadWestvaco business segments were $10,238 and $12,077 for the four months ended April 30, 2005 and the six months ended June 30, 2004, respectively. Purchases from other MeadWestvaco business segments were $1,459 and $1,371 for the four months ended April 30, 2005 and the six months ended June 30, 2004, respectively.

        The Business' combined financial statements include expense allocations for certain corporate functions provided by MeadWestvaco, such as human resources, legal, finance, information systems, purchasing, executive management and other corporate staff. Allocations were based on relative headcount for people-related costs, the Business' assets as a percentage of total MeadWestvaco assets, the Business' sales as a percentage of total MeadWestvaco sales, or by specific identification of costs directly associated with the Business' operations. The Business and MeadWestvaco management believe such allocations have been made on a reasonable basis. These costs are included in cost of sales or selling, general and administrative expenses, consistent with the MeadWestvaco classification, in the accompanying combined statements of operations. Costs allocated by or charged by MeadWestvaco to the Business for services performed by MeadWestvaco on behalf of the Business totaled $11,000 and $21,042 for the four months ended April 30, 2005 and the six months ended June 30, 2004, respectively.

        In addition to the above, the Business shares facilities and related costs (utilities and services) with other business segments of MeadWestvaco. Costs charged by the Business to MeadWestvaco for shares facilities totaled $922 and $1,358 for the four months ended April 30, 2005 and the six months ended June 30, 2004, respectively. These charges were based on estimates of actual usage for utilities and head count for other services and are recorded as a reduction of the related cost.

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited)

Two Months Ended June 30, 2005
(dollars in thousands)
Net sales	$351,681
Cost of sales	333,998
Selling, general and administrative expenses	19,627
Interest expense (including interest expense on PIK notes, amortization of debt issuance costs and debt discount and write-off of bridge financing costs of $14,743)	38,124
Other (income) expense, net (Note E)	19,038

Income (loss) before equity in earnings of investee	(59,106)
Equity in earnings of investee	550

Net income (loss)	$(58,556)

The accompanying notes are an integral part of these financial statements.

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
(Unaudited)

June 30, 2005
(dollars in thousands)
ASSETS
Cash and cash equivalents	$536
Accounts receivable, net	238,293
Inventories (Note C)	481,314
Other current assets	11,938

Total current assets	732,081
Property, plant and equipment, net of accumulated depreciation of $26,643	1,418,762
Intangible and other assets, net (Note D)	204,685

Total assets	$2,355,528

LIABILITIES AND STOCKHOLDER'S EQUITY
Accounts payable	$137,504
Accrued expenses	127,259
Current maturities of long-term debt (Note F)	7,500

Total current liabilities	272,263
Long-term debt (Note F)	1,800,934
Other long-term obligations	57,804
Commitments and contingencies
Stockholder's equity:
Common stock, 100 shares issued and outstanding, $0.01 per share par value
Additional paid-in capital	283,083
Accumulated deficit	(58,556)

Total stockholder's equity	224,527

Total liabilities and combined equity	$2,355,528

The accompanying notes are an integral part of these financial statements.

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
TWO MONTHS ENDED JUNE 30, 2005

(Unaudited)
(In thousands)

	Common Stock
			Additional Paid-in Capital	Accumulated Deficit
	Shares	Amount
Issuance of common stock	100	$—	$282,918	$
Net income (loss)					(58,556)
Equity award expense			165

Balance at June 30, 2005	100	$—	$283,083		$(58,556)

The accompanying notes are an integral part of these financial statements.

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

Two Months Ended June 30, 2005
(dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$(58,556)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation, depletion and amortization	27,834
Amortization of debt issuance costs and debt discount and write-off of bridge financing costs	12,603
Interest on PIK notes	2,140
Unrealized loss on option contract	20,038
Equity in earnings of investee	(550)
Equity award expense	165
Change in operating assets and liabilities	7,571

Net cash provided by (used in) operating activities	11,245
Cash flows from investing activities:
Cash paid for acquisition	(1,994,239)
Capital expenditures	(12,160)
Cash paid for option contracts	(72,957)

Net cash used in investing activities	(2,079,356)
Cash flows from financing activities:
Proceeds from issuance of common stock	412,974
Proceeds from issuance of long-term debt and initial draw of revolver	1,718,571
Payment of debt of issuance costs	(57,898)
Net borrowings (payments) on revolving credit facility	(5,000)

Net cash provided by financing activities	2,068,647

Net increase (decrease) in cash and cash equivalents and cash and cash equivalents at end of period	$536

Supplemental Information—Cash paid for interest	$32

The accompanying notes are an integral part of these financial statements.

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands)

A. BASIS OF PRESENTATION

        NewPage Holding Corporation ("NewPage Holding") and its subsidiaries are engaged in the manufacturing, marketing and distribution of coated, uncoated and carbonless papers, which are manufactured at five mills in the United States. The consolidated financial statements include the accounts of the Company and its majority-owned or controlled subsidiaries. In this section, unless otherwise noted, the terms "we," "our," "ours," "us," "Company" and "NewPage" refer to our subsidiary, NewPage Corporation and its consolidated subsidiaries. All intercompany transactions and balances have been eliminated.

        These interim consolidated financial statements have not been audited. However, in the opinion of management, all normal recurring adjustments necessary to present fairly the financial position and the results of operations for the interim period presented have been made. These interim financial statements have been prepared on the basis of accounting principles and practices generally accepted in the United States of America.

        Certain information and footnote disclosures normally included in annual financial statements presented in accordance with accounting principles and practices generally accepted in the United States of America have been condensed or omitted. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. The accompanying financial statements should be read in conjunction with our predecessor's annual financial statements and notes thereto for the year ended December 31, 2004, included in this registration statement.

B. ACQUISITION AND RELATED TRANSACTIONS

        On May 2, 2005, NewPage Corporation and subsidiaries acquired the Printing and Writing Papers Business (the "predecessor") from MeadWestvaco Corporation ("MeadWestvaco") (the "acquisition"). On January 14, 2005, our indirect parent, Escanaba Timber LLC ("Escanaba Timber"), and MeadWestvaco entered into an equity and asset purchase agreement (the "purchase agreement") pursuant to which we and our subsidiaries acquired the coated and carbonless papers group of MeadWestvaco. The purchase agreement and related documents contemplated the occurrence of the following events, which we collectively refer to as the "Transactions," which were completed on May 2, 2005:

  •
  Escanaba Timber contributed $415,000 of cash equity, as an investment in common stock, to NewPage Holding.

  •
  NewPage Holding issued $100,000 of NewPage Holding PIK notes to MeadWestvaco as part of the consideration and an additional $25,000 of NewPage Holding PIK notes for cash. NewPage Holding contributed the net cash proceeds from the PIK notes and the $415,000 of cash contributed by Escanaba Timber to NewPage Corporation, as an investment in the common stock of NewPage Corporation.
  •
  We entered into two senior secured credit facilities, consisting of a $750,000 senior secured term loan and a $350,000 senior secured asset-based revolving credit facility.

  •
  We issued $225,000 of floating rate senior secured notes due 2012 and $350,000 of 10% senior secured notes due 2012.

  •
  We issued $200,000 of 12% senior subordinated notes due 2013.

  •
  NewPage Corporation and its subsidiaries paid approximately $2,080,000 for MeadWestvaco's Coated and Carbonless Papers Group, excluding fees and expenses and subject to the post-closing purchase price adjustments specified in the purchase agreement, of which $1,980,000 was paid in cash and $100,000 was paid in the form of NewPage Holding PIK notes.

        Included in accounts receivable at June 30, 2005, is a receivable from MeadWestvaco of approximately $20,000 for the estimated post-closing purchase price adjustments.

        The consolidated balance sheets in these financial statements include the assets acquired and liabilities assumed of MeadWestvaco's coated and carbonless papers group and reflect an allocation of purchase price based on estimated fair value at the date of acquisition. The amount of the purchase price allocated to NewPage is different from the sum of the payments made through NewPage to MeadWestvaco as a result of a difference between the relative fair value of the assets acquired by NewPage and Escanaba Timber and the relative payments made by each company. A summary of the preliminary purchase price allocated to NewPage for the fair value of the assets acquired and the obligations assumed at the date of the acquisition is presented below. The purchase price allocation is preliminary and is subject to completion of final appraisals and final determination of post-closing purchase price adjustments.

Current assets	$672,096
Property, plant and equipment	1,432,502
Intangibles and other assets	99,337

Total assets acquired	2,203,935
Current liabilities	(212,104)
Other long-term obligations	(58,010)

Total liabilities assumed	(270,114)

Net purchase price allocated	$1,933,821

        The following table summarizes selected unaudited pro forma consolidated statements of operations data of the predecessor for the first half ended June 30, 2005 and 2004 as if the acquisition had been completed at the beginning of the year.

Unaudited pro forma financial data	2005	2004
Net sales	$1,067,570	$1,055,413
Net loss	(72,557)	(81,565)

        This selected unaudited pro forma consolidated financial data is included only for the purposes of illustration and does not necessarily indicate what the operating results would have been if the acquisition had been completed on such date. Moreover, this information does not necessarily indicate what our future operating results will be. This information includes two months of actual data in 2005 for the period subsequent to the date of the acquisition. For periods prior to the acquisition, the unaudited pro forma information includes allocations to the predecessor of certain expenses maintained by MeadWestvaco for periods after the date of the acquisition.

C. INVENTORIES

        Inventories as of June 30, 2005, consist of:

Finished and in-process goods	$346,229
Raw materials	61,917
Stores and supplies	73,168

$481,314

        Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for substantially all raw materials, finished goods and production materials. Cost of all other inventories, mainly stores and supplies inventories, is determined by the average cost method.

D. INTANGIBLES AND OTHER ASSETS

        Intangibles and other assets as of June 30, 2005, consist of:

Option contracts	$52,919
Financing costs	45,528
Prepaid pension asset	43,398
Intangibles—customer relationships	30,223
Other	32,617

$204,685

E. DERIVATIVE FINANCIAL INSTRUMENTS

        As of May 2, 2005, we entered into a commodity basket option contract as part of the Transactions and paid a premium of $72,000 for the contract. This commodity basket option contract is a purchased basket of put options on a mix of natural gas, market pulp and the Euro. While the option was designed to help protect against decreases in the North American prices of coated paper by reference to the prices of natural gas and market pulp, and material decreases in the value of the Euro relative to the U.S. dollar, there is no assurance that the commodity basket option contract will actually protect us against any such price decreases or that the historical level of correlation will continue during the three-year period of the contract. Because of the uncertainty of future correlation, we will not apply hedge accounting treatment for this contract and will record changes in the fair value of the contract in other (income) expense. Other (income) expense for the two months ended June 30, 2005, includes an unrealized loss of $20,038 determined based on the mark-to-market value of the contract. The fair value for purchased contracts is based on the amount we could receive from the counterparty to settle the contract.

        As of June 30, 2005, we entered into two interest rate swap agreements and one interest rate cap agreement to hedge the variability of cash flows on a portion of our floating-rate debt. We entered into a $150,000 notional amount interest rate swap expiring June 2009 and a $150,000 notional amount interest rate swap expiring June 2010. We purchased a $150,000 notional amount interest rate cap with a cap rate of 4.50% that expires June 2008 for $957. These contracts are accounted for as cash-flow hedges, with changes in fair value recorded as a component of other comprehensive income and any ineffectiveness recorded in interest expense.

F. LONG-TERM DEBT

        In conjunction with the acquisition, NewPage Corporation and NewPage Holding Corporation issued $1,810,955 of long-term debt on May 2, 2005, as follows:

NewPage Corporation:
Revolving senior secured credit facility	$175,367
Term loan senior secured credit facility	750,000
Floating rate senior secured notes	225,000
10% senior secured notes (face amount $350,000)	345,706
12% senior subordinated notes (face amount $200,000)	197,498
NewPage Holding Corporation:
Senior unsecured PIK notes (face amount $125,000)	117,384

Total long-term debt, including current portion	$1,810,955

        NewPage Corporation and NewPage Holding Corporation incurred $46,899 of financing fees related to the issuance of the above debt. In addition, we recognized an expense of $11,000 after the acquisition related to bridge financing commitment fees. We will amortize the remainder of the financing costs to interest expense over the terms of the related debt issues.

Senior Secured Credit Facilities

        The senior secured credit facilities consist of a senior secured term loan of $750,000 and a senior secured revolving credit facility of $350,000. Subject to customary conditions, including the absence of defaults under the revolving facility, amounts available under the revolving facility may be borrowed, repaid and re-borrowed, including in the form of letters of credit and swing line loans, until the maturity date thereof. The revolving facility was partially utilized to fund the acquisition and pay related expenses, and may be utilized to fund our working capital, to fund permitted acquisitions and capital expenditures, and for other general corporate purposes. The availability under our revolving credit facility is reduced by our outstanding letters of credit, which totaled $9,974 at June 30, 2005. The amount of loans and letters of credit available to us pursuant to the revolving facility is limited to the lesser of $350,000 or an amount determined pursuant to a borrowing base. The borrowing base at any time will be equal to 85% of the book value of our and our subsidiaries' eligible account receivables, plus the lesser of (i) 75% of the lower of cost or market value of our and our subsidiaries' eligible inventory or (ii) 85% of the "net cost recovery percentage" of our and our subsidiaries' eligible inventory, minus certain reserves established by the collateral agent under the revolving facility. The collateral agent has the right to change these advance rates under certain circumstances. The eligibility of accounts receivable and inventory for inclusion in the borrowing base is determined in accordance with certain customary criteria specified pursuant to the revolving facility. For purposes of the borrowing base, "net cost recovery percentage" is the percentage determined by dividing the amount that would be recovered in an orderly liquidation of the inventory, as determined from the most recent inventory appraisal conducted under the terms of the revolving facility, by the cost of the inventory covered by such appraisal. Based on availability under the borrowing base as of June 30, 2005, we had $145,134 of additional borrowing under the revolving senior secured credit facility. Unless terminated earlier, the revolving facility matures at May 1, 2010. Amounts outstanding under our revolving facility initially bear interest, at our option, at a rate per annum equal to either: (i) the base rate plus an applicable margin (initially 1.00%), or (ii) LIBOR plus an applicable margin (initially 2.00%). Certain customary fees are payable to the lenders and the agents under the senior secured credit facilities, including, without limitation, a commitment fee for our revolving facility based upon non-use of available funds and letter of credit fees and issuer fronting fees.

        The senior term facility matures at May 1, 2011 and will amortize in 20 consecutive equal quarterly installments in an aggregate annual amount equal to 1.0% of the original principal amount of the senior term facility during the first five years thereof, with the balance payable in four equal quarterly installments in year six. The senior term facility is subject to mandatory prepayment with, in general, (i) 100% of the net cash proceeds of certain asset sales, subject to certain reinvestment rights; (ii) 100% of the net cash proceeds of certain insurance and condemnation payments, subject to certain reinvestment rights; (iii) 50% of the net cash proceeds of equity offerings; (iv) 100% of the net cash proceeds of debt incurrences (other than debt incurrences permitted under the term facility); and (v) 75% of our excess cash flow, as defined in the senior secured credit facility (declining in stages to zero, in accordance with a leverage ratio test). The loans under the senior term facility bear interest, at our option, at a rate per annum equal to either: (i) the base rate plus 2.00%, or (ii) LIBOR plus 3.00%.

        The senior secured credit facilities are jointly and severally guaranteed by our parent and each of our domestic subsidiaries. Subject to certain customary exceptions, we and each of the guarantors granted to the lenders under the revolving facility a first priority security interest in and lien on our and our domestic subsidiaries' present and future cash, deposit accounts, accounts receivable, inventory and intercompany debt owed to us, our parent and our guarantor domestic subsidiaries. Subject to certain customary exceptions, we and each of the guarantors granted to the lenders under the term facility (i) a first priority security interest in and lien on substantially all of our and our domestic subsidiaries' present and future property and assets (other than cash, deposit accounts, accounts receivable, inventory and intercompany debt owed to us, our parent and our guarantor domestic subsidiaries), including the capital stock of our domestic subsidiaries and 65% of the capital stock of our foreign subsidiaries, if any, as well as our capital stock owned by our parent and (ii) a second priority security interest in and lien on our and our domestic subsidiaries' present and future cash, deposit accounts, accounts receivable, inventory and intercompany debt owed to us, our parent or our guarantor domestic subsidiaries.

        The senior secured credit facilities contain various customary affirmative and negative covenants (subject to customary exceptions and certain existing obligations and liabilities), including, but not limited to, restrictions on our ability and the ability of our subsidiaries to (i) dispose of assets, (ii) incur additional indebtedness and guarantee obligations, (iii) repay other indebtedness, (iv) pay certain restricted payments and dividends, (v) create liens on assets or prohibit the creation of liens on assets, (vi) make investments, loans or advances, (vii) restrict distributions to our company from our subsidiaries, (viii) make certain acquisitions, (ix) engage in mergers or consolidations, (x) enter into sale and leaseback transactions, (xi) engage in certain transactions with subsidiaries that are not guarantors of the senior secured credit facilities or with affiliates or (xii) amend the terms of the notes and otherwise restrict corporate activities. In addition, under the senior term facility (and under the revolving facility to the extent that on or after September 30, 2005, our unused borrowing availability under the revolving facility plus excess cash are below $40,000 for 10 consecutive business days), we are required to comply with specified financial ratios and tests, including a minimum interest and fixed charge coverage ratios, maximum senior and total leverage ratios and maximum capital expenditures.

Floating Rate and 10% Senior Secured Notes

        We issued $350,000 face value of 10% senior secured notes and $225,000 of floating rate senior secured notes. The senior secured notes mature on May 1, 2012. Interest on the 10% senior secured notes accrues at the rate of 10% per annum and is payable semi-annually in arrears on May 1 and November 1, commencing on November 1, 2005. Interest on the 10% senior secured notes is computed on the basis of a 360-day year comprised of twelve 30-day months. Interest on the floating rate senior secured notes accrues at a rate per annum, reset quarterly, equal to LIBOR plus 6.25%. We will pay interest on the floating rate senior secured notes quarterly, in arrears, on every February 1, May 1, August 1 and November 1, commencing on August 1, 2005.

        The senior secured notes are secured on a second-priority basis by liens on all of our assets of the Company and the guarantors other than the collateral securing the revolving senior credit facility and the stock of our subsidiaries; are subordinated, to the extent of the value of the assets securing such indebtedness, to the senior secured credit facility; are senior in right of payment to our existing and future subordinated indebtedness, including the senior subordinated notes; and are jointly and severally unconditionally guaranteed by our domestic subsidiaries.

        At any time prior to May 1, 2008, we may redeem up to 30% of the 10% senior secured notes at a redemption price of 110% with the net cash proceeds of one or more equity offerings by the Company or a contribution to the common equity capital of the Company from the net proceeds of one or more Equity Offerings by a direct or indirect parent of the Company. At any time prior to May 1, 2009, we may also redeem all or a part of the 10% senior secured notes at a redemption price equal to 100% plus a "make-whole" premium. On or after May 1, 2009, we may redeem all or a part of the 10% senior secured notes at an initial redemption price of 106.0%. At any time prior to May 1, 2008, we may redeem up to 30% of the floating rate senior secured notes at a redemption price of 100%, plus LIBOR on the date of redemption, plus 6.25% with the net cash proceeds of one or more Equity Offerings by the Company or a contribution to the common equity capital of the Company from the net proceeds of one or more Equity Offerings by a direct or indirect parent of the Company. On or after May 1, 2009, we may redeem all or a part of the floating rate senior secured notes at an initial redemption price of 103.0%. If a Change of Control occurs, each holder of senior secured notes has the right to require us to repurchase all or any part of that holder's senior secured notes at 101% of the face value.

        The senior secured notes contain various customary covenants (subject to customary exceptions and certain existing obligations and liabilities), including, but not limited to, restrictions on our ability and the ability of our subsidiaries to (i) dispose of assets, (ii) incur additional indebtedness and guarantee obligations or issue preferred stock, (iii) repay other indebtedness, (iv) pay certain restricted payments and dividends, (v) create liens on assets or prohibit the creation of liens on assets, (vi) make investments, loans or advances, (vii) restrict distributions to our company from our subsidiaries, (viii) make certain acquisitions, (ix) engage in mergers or consolidations, (x) enter into sale and leaseback transactions, (xi) engage in certain transactions with subsidiaries that are not guarantors of the senior secured credit facilities or with affiliates or (xii) amend the terms of the notes and otherwise restrict corporate activities.

12% Senior Subordinated Notes

        We issued $200,000 face value of senior subordinated notes that mature on May 1, 2013. The senior subordinated notes are general unsecured obligations and are subordinated in right of payment to all our existing and future senior debt, including the senior secured notes and borrowings under the senior secured credit facilities. Interest on the senior subordinated notes accrues at the rate of 12.0% per annum and is payable semi-annually in arrears on May 1 and November 1, commencing on November 1, 2005. The senior subordinated notes are jointly and severally guaranteed by each of our domestic subsidiaries.

        At any time prior to May 1, 2008, we may redeem up to 30% of the senior subordinated notes at a redemption price of 112.0% with the net cash proceeds of one or more equity offerings by the Company or a contribution to the common equity capital of the Company from the net proceeds of one or more equity offerings by a direct or indirect parent of the Company. At any time prior to May 1, 2009, we may also redeem all or a part of the senior subordinated notes at a redemption price equal to 100% plus a "make-whole" premium. On or after May 1, 2009, we may redeem all or a part of the senior subordinated notes at an initial redemption price of 106.0%. If a Change of Control occurs, each holder of the senior subordinated notes has the right to require us to repurchase all or any part of that holder's senior subordinated notes at 101% of the face value.

        The senior subordinated notes contain various customary covenants (subject to customary exceptions and certain existing obligations and liabilities), including, but not limited to, restrictions on our ability and the ability of our subsidiaries to (i) dispose of assets, (ii) incur additional indebtedness and guarantee obligations or issue preferred stock, (iii) repay other indebtedness, (iv) pay certain restricted payments and dividends, (v) create liens on assets or prohibit the creation of liens on assets, (vi) make investments, loans or advances, (vii) restrict distributions to our company from our subsidiaries, (viii) make certain acquisitions, (ix) engage in mergers or consolidations, (x) enter into sale and leaseback transactions, (xi) engage in certain transactions with subsidiaries that are not guarantors of the senior secured credit facilities or with affiliates or (xii) amend the terms of the notes and otherwise restrict corporate activities.

NewPage Holding Corporation Senior Unsecured PIK Notes

        In addition to the above financings, NewPage Holding issued $125,000 of Floating Rate Senior Unsecured PIK Notes (the "NewPage Holding PIK Notes") due 2013, including $100,000 issued to MeadWestvaco as part of the consideration for the acquisition. Interest on the NewPage Holding PIK Notes accrues at a rate per annum, reset semi-annually, equal to LIBOR plus 7.0%. Interest on the NewPage Holding PIK Notes compounds semi-annually, and is payable by the issuance of additional NewPage Holding PIK Notes until maturity. The NewPage Holding PIK Notes are unsecured and are not guaranteed.

        On or after May 1, 2006, NewPage Holding may redeem all or part of the NewPage Holding PIK Notes at specified redemption prices. If at any time from and including August 1, 2005 to and excluding May 1, 2006, NewPage Holding issues capital stock, other than capital stock the proceeds of which are used to cure a breach by the Company under one or more of the financial covenants under its senior secured credit facilities, NewPage Holding will be required to use the net proceeds from such issuance to redeem the NewPage Holding PIK Notes. Upon a change of control, as defined in the

NewPage Holding PIK Note indenture, and certain asset sales, holders of the NewPage Holding PIK Notes will have the right to require NewPage Holding to repurchase all or part of the holder's NewPage Holding PIK Notes.

        The NewPage Holding PIK Note indenture contains various customary negative covenants, including restrictions on our ability and the ability of our subsidiaries to (i) incur indebtedness, (ii) allow liens to exist, (iii) permit restrictions to exist on dividends by our subsidiaries, (iv) merge, consolidate or sell assets and (v) enter into transactions with affiliates. The covenants applicable to us and our subsidiaries are substantially the same as the corresponding covenants contained in the indenture for the senior subordinated notes. Additionally, the NewPage Holding PIK Note indenture contains restrictions on NewPage Holding's ability to (i) incur additional indebtedness other than (a) NewPage Holding PIK Notes paid as interest and (b) guarantees of the debt obligations of subsidiaries of NewPage Holding and (ii) pay dividends. The NewPage Holding Note indenture contains customary events of default.

        NewPage Holding Corporation has no independent assets or operations other than its investment in NewPage Corporation. The ability to repay the notes will be dependent on the ability of NewPage Corporation to distribute funds to NewPage Holding or of NewPage Holding to raise sufficient funds from issuing capital stock. Currently, NewPage's existing indebtedness prevents them from making distributions to NewPage Holding.

G. EQUITY

        In conjunction with the acquisition, we received an equity investment of $415,000 in common stock from our parent, Escanaba Timber. We have 100 shares issued and outstanding of $0.01 par value common stock.

Equity Awards

        Certain members of our management and our chairman were granted Class A Common Percentage Interests and Class B Common Percentage Interests of Maple Timber Acquisition LLC (our ultimate parent) (the "Management Interests") relating to our business. The equity interests of Maple Timber Acquisition LLC are classified into two separate series: one relating to our business and one relating to the business of Escanaba Timber. The series of equity interests relating to our business consists of Class A Common Percentage Interests, Class B Common Percentage Interests and Preferred Percentage Interests. The Class A and Class B Common Percentage Interests participate in distributions only after holders of the Preferred Percentage Interests have received a return of their capital plus a preferred return thereon. Additionally, the Class B Common Percentage Interests will participate in the equity of our business only after the Class A Common Percentage Interests have received $200,000 in distributions. Of the Management Interests, 50% will vest over time, 10% vesting at the close of the acquisition, 45% vesting at December 31, 2006 and the other 45% vesting at December 31, 2007. The other 50% of the Management Interests will vest only if performance targets are met during 2006 and 2007. All Management Interests will vest only to the extent the employee remains employed by us on each vesting date or, if our chairman remains chairman of our company on each vesting date. However, all Management Interests will automatically vest upon a "change of control" or an "initial public offering." The fair value of the restricted Management Interests granted to our members of managements and our chairman totaled $2,026. Effective as of the acquisition, we adopted SFAS No. 123 (Revised), Share-based Payment. In accordance with SFAS No. 123R, we have not recorded the unvested shares as paid-in capital. We have recognized expense of $165 during the two months ended June 30, 2005, and will recognize the additional compensation expense over the vesting periods with the offset recorded as an increase in additional paid-in capital. Furthermore, certain other members of our management were issued options to purchase Class A Common Percentage Interests that only vest upon the occurrence of a "change of control" or an "initial public offering."

H. BUSINESS SEGMENTS

        Our principal business segments are Coated Paper System and Carbonless Paper System.

        The Coated Paper System is engaged in the manufacturing, marketing and distribution of coated papers primarily used for commercial printing, magazines, catalogs, textbooks, and labels. The products in this segment include: coated papers, uncoated papers produced in Michigan and Kentucky, and market pulp production. This segment's products are manufactured at four U.S. mills and supported by multiple distribution and converting locations.

        The Carbonless Paper System is engaged in the manufacturing, marketing and distribution of carbonless and technical papers used primarily for business forms. The products in this segment include: value-added carbonless papers, uncoated papers, and specialty papers. This segment's products are manufactured at one U.S. mill and one off-site coating facility.

        The segments are measured on earnings before interest, taxes and certain other (income) expenses that are corporate items. Sales between the segments are transacted based on market prices. We have no operations or long-lived assets outside of the United States.

Two Months 2005
Net sales:
Coated Paper System	$278,819
Carbonless Paper System	72,862

Total	$351,681

Segment operating profit (loss):
Coated Paper System	$6,935
Carbonless Paper System	(7,440)

Total	$(505)

Segment depreciation, depletion and amortization:
Coated Paper System	$26,790
Carbonless Paper System	1,044

Total	$27,834

        The following is a reconciliation of the segment operating profit (loss) reported above to the amount of income (loss) before equity in earnings of investee reported in the consolidated financial statements:

Two Months 2005
Segment operating profit (loss)	$(505)
Interest expense	(38,124)
Other income	111
Unrealized gain (loss) on option contracts	(20,038)
Pre-tax equity in earnings of investee	(550)

Income (loss) before equity in earnings of investee	$(59,106)

June 30, 2005
Segment assets:
Coated Paper System	$2,007,813
Carbonless Paper System	181,057
Corporate	166,658

Total	$2,355,528

I. CONTINGENCIES

        Claims have been made against us for the costs of environmental remedial measures taken or to be taken. Reserves for such liabilities have been established and no insurance recoveries have been anticipated in the determination of the reserves. We are involved in various other litigation and administrative proceedings arising in the normal course of business. Although the ultimate outcome of such matters cannot be predicted with certainty, we do not believe that the currently expected outcome of any matter, lawsuit or claim that is pending or threatened, or all of them combined, will have a material adverse effect on our financial condition, results of operations or liquidity.

J. RETIREMENT AND OTHER POSTRETIREMENT BENEFITS

        At the acquisition we assumed certain retirement obligations for active hourly employees and received related retirement plan assets. We do not expect to make any contributions to the retirement plan during the current year.

        At the acquisition we assumed certain postretirement health care obligations for active employees. We fund the postretirement health care benefits on a pay-as-you-go basis so that our contributions are equal to the benefits paid to participants.

        We also sponsor defined contribution plans for certain employees, which provide for company contributions of a specified percentage of each employee's total compensation. Certain of these plans include a profit-sharing component that varies depending on the achievement of certain objectives. The funded status of the defined benefit plans at May 1, 2005, was as follows:

	Retirement Plan	Post-retirement Plan
Benefit obligation	$259,229	$28,798
Fair value of plan assets	302,786

Funded status—long-term asset (liability)	$43,557	$(28,798)

Weighted-average assumptions:
Discount rate	5.25%	5.25%

Long-term rate of return on plan assets	8.00%

        The postretirement benefit plan utilized a weighted-average assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) of 13.0% for 2005 and decreasing 1.0% per year to an ultimate trend rate of 5.0% in 2013 and remaining at that level thereafter.

        A summary of the components of net periodic costs for the two months ended June 30, 2005, is as follows:

	Retirement Plan	Post-retirement Plan
Service cost	$1,900	$164
Interest cost	2,224	250
Expected return on plan assets	(3,965)

Net periodic costs	$159	$414

        Future benefit payments for the plans for May 1 through December 31, 2005, each of the next five years and for the five years thereafter are expected to be paid as follows:

	Retirement Plan	Post-retirement Plan
2005 (eight months)	$8,000	$230
2006	11,793	818
2007	12,901	1,456
2008	15,337	2,175
2009	16,257	2,892
2010	16,691	3,458
2011 through 2015	89,274	19,776

K. INCOME TAX EXPENSE

        For the two months ended June 30, 2005, we recorded an income tax benefit of $23,423 offset by a valuation allowance of the same amount. We have not recorded a deferred tax benefit for the amount of our loss before income taxes subsequent to the acquisition since it is more likely than not that we will not realize this benefit, as defined in SFAS No. 109, as a result of the negative evidence presented by our predecessor's history of losses over the past three years.

L. RELATED PARTY TRANSACTIONS

        At the acquisition, we entered into fiber supply agreements with our indirect parent, Escanaba Timber LLC, whereby we are entitled to purchase timber fibers from them at prevailing market rates. During the two months ended June 30, 2005, we made purchases of $6,020 from them. At the acquisition, we were required to deposit $4,624 with them as a result of our lack of credit history as a stand-alone entity. In addition, we provide certain management services to them, including human resources, information technology and accounting. Our billings to them for these services are not significant.

        An affiliate of Cerberus Capital Management, L.P., our equity sponsor, was paid a fee by our indirect parent, Escanaba Timber, in connection with the Transactions.

M. RECENTLY ISSUED ACCOUNTING STANDARDS

        In November 2004, the Financial Accounting Standards Board issued SFAS No. 151, Inventory Costs. This Statement amends ARB No. 43, Chapter 4 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The adoption of this Statement has no effect on us as our current accounting complies with the guidance.

        In March 2005, the Financial Accounting Standards Board issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143. This Interpretation clarifies the accounting for conditional asset retirement obligations in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005 (December 31, 2005 for us). This Statement is not expected to have a material effect on our financial position, results of operations, or compliance with our debt covenants.

This cover is printed on our Signature True® Premium Number One coated paper.

PROSPECTUS DATED                        , 2005

$125,000,000

NewPage Holding Corporation

Offer to Exchange

Floating Rate Senior PIK Notes due 2013, Series B for
Floating Rate Senior PIK Notes due 2013, Series A

PROSPECTUS

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of our company have not changed since the date hereof.

Until                        , 2006 (90 days from the date of this prospectus), all dealers effecting transactions in the Securities, whether or not participating in this exchange offer, may be required to deliver a prospectus.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.    Indemnification of Directors and Officers

Indemnification under the Delaware General Corporation Law

        NewPage Holding Corporation is a corporation incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law, or the DGCL, authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. In addition, the Delaware General Corporation Law does not permit indemnification in any threatened, pending or completed action or suit by or in the right of the corporation in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses, which such court shall deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, such person shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by such person. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended. The Delaware General Corporation Law also allows a corporation to provide for the elimination or limit of the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director

  (1)
  for any breach of the director's duty of loyalty to the corporation or its stockholders,

  (2)
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

  (3)
  for unlawful payments of dividends or unlawful stock purchases or redemptions, or

  (4)
  for any transaction from which the director derived an improper personal benefit.

        These provisions will not limit the liability of directors or officers under the Federal securities laws of the United States.

Indemnification under the certificate of incorporation of NewPage Holding Corporation

        Article 5 of the certificate of incorporation of NewPage Holding Corporation eliminates a directors' personal liability to the fullest extent permitted under applicable law.

        Article 7 of the certificate of incorporation of NewPage Holding Corporation gives the company the right, to the fullest extent permitted by applicable law, to indemnify its officers and directors.

Indemnification under the Bylaws of NewPage Holding Corporation

        Article VI of the bylaws of NewPage Holding Corporation provides that the company will, to the fullest extent permitted by applicable law, indemnify, and advance expenses to, each and every person who is or was a director, officer, employee, agent or fiduciary of the company or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in which such person is or was serving at the request of the company and who, because of any such position or status, is directly or indirectly involved in any action, suit, arbitration, alternate dispute resolution mechanism, investigation, administrative hearing or any other proceeding whether civil, criminal, administrative or investigative. Such expenses include all reasonable attorneys' fees, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, or being or preparing to be a witness in a proceeding.

        In addition, the bylaws provide that NewPage Holding Corporation has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of NewPage Holding Corporation, or is or was serving at the request of NewPage Holding Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity or arising out of his or her status as such whether or not NewPage Holding Corporation would have the power to indemnify him or her against such liability under applicable law.

Item 21.    Exhibits and Financial Statement Schedules.

  (a)
  Exhibits

Exhibit Number	Description
1.1	Purchase Agreement dated May 2, 2005, by and among NewPage Holding Corporation and the Initial Purchasers set forth therein
3.1	Certificate of Incorporation of NewPage Holding Corporation
3.2	Bylaws of NewPage Holding Corporation
4.1	Indenture for the Floating Rate Senior PIK Notes due 2013 dated as of May 2, 2005 by and among NewPage Holding Corporation and HSBC Bank USA, National Association, as Trustee
4.2	Form of Floating Rate Senior PIK Notes due 2013 (included in Exhibit 4.1)
4.3	Exchange and Registration Rights Agreement, dated May 2, 2005, among NewPage Holding Corporation and the Initial Purchasers set forth therein
4.4
Intercreditor Agreement, dated as of May 2, 2005, by and among NewPage Corporation, NewPage Holding Corporation, certain subsidiaries of NewPage Corporation, JPMorgan Chase Bank. N.A., as revolving loan collateral agent and The Bank of New York, as collateral trustee
5.1	Opinion of Schulte Roth & Zabel LLP
10.1	Equity and Asset Purchase Agreement, dated as of January 14, 2005, among MeadWestvaco Corporation and Maple Acquisition LLC (n/k/a Escanaba Timber LLC)
10.2	First Amendment to Equity Asset and Purchase Agreement, dated as of January 14, 2005, by and between MeadWestvaco Corporation and Escanaba Timber LLC.

10.3	Second Amendment to Equity Asset and Purchase Agreement, dated as of January 14, 2005, by and between MeadWestvaco Corporation and Escanaba Timber LLC.
10.4	Fiber Supply Agreement dated as of May 2, 2005, between Escanaba Timber LLC and Escanaba Paper Company
10.5	Fiber Supply Agreement dated as of May 2, 2005, between Escanaba Timber LLC and Chillicothe Paper Inc.
10.6	Fiber Supply Agreement dated as of May 2, 2005, between Escanaba Timber LLC and Wickliffe Paper Company.
10.7
Revolving Credit and Guaranty Agreement dated as of May 2, 2005, among NewPage Corporation, the guarantors named herein, the lenders party thereto from time to time, Goldman Sachs Credit Partners L.P., JPMorgan Chase Bank, N.A., Wachovia Capital Markets, LLC, Bank of America, N.A. and UBS Securities LLC
10.8
Term Loan Credit and Guaranty Agreement, dated May 2, 2005, by and among NewPage Corporation, NewPage Holding Corporation and certain of its affiliates, the lenders party thereto, Goldman Sachs Credit Partners L.P. and UBS Securities LLC
10.9	Priority Lien Debt Pledge and Security Agreement, dated May 2, 2005, by and among NewPage Corporation and certain of its affiliates and The Bank of New York
10.10	Revolving Credit Pledge and Security Agreement dated as of May 2, 2005, among NewPage Corporation, the guarantors named herein and JPMorgan Chase Bank, N.A.
10.11	Allocation and Services Agreement dated as of April 30, 2005 between NewPage Corporation and Escanaba Timber LLC
10.12	Employment Letter Agreement dated May 2, 2005, by and between NewPage Corporation and Daniel A. Clark
10.13	Employment Letter Agreement dated May 2, 2005, by and between NewPage Corporation and Matthew L. Jesch
10.14	Employment Letter Agreement dated May 2, 2005, by and between NewPage Corporation and James C. Tyrone
10.15	Employment Letter Agreement dated May 2, 2005, by and between NewPage Corporation and Peter H. Vogel
10.16	Consulting Agreement dated May 2, 2005, by and between NewPage Corporation and Mark Suwyn
10.17	Indenture for the Floating Rate Senior Secured Notes due 2012 dated as of May 2, 2005 by and among NewPage Corporation, the guarantors named herein and HSBC Bank USA, National Association, as Trustee
10.18	Indenture for the 10% Senior Secured Notes due 2012 dated as of May 2, 2005 among NewPage Corporation, as Issuer, the guarantors named herein, HSBC Bank USA, National Association, as Trustee
10.19	Indenture for the 12% Senior Subordinated Notes due 2013 dated as of May 2, 2005 among NewPage Corporation, the guarantors named herein and HSBC Bank USA, National Association, as Trustee

10.20	Employment Letter Agreement dated October 6, 2005, by and between NewPage Corporation and Douglas K. Cooper
12.1	Statement Regarding Computation of Ratios
21.1	List of subsidiaries of the Company
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Schulte Roth & Zabel LLP (incorporated by reference in Exhibit 5.1)
24.1	Power of Attorney (included on Signature Page of initial filing)
25.1	Statement of Eligibility and Qualification on Form T-1 of HSBC Bank USA, National Association, as Trustee
99.1	Form of Letter of Transmittal for Outstanding Floating Rate Senior PIK Notes due 2013
99.2	Form of Notice of Guaranteed Delivery for Tender of Floating Rate Senior PIK Notes due 2013, Series A of NewPage Holding Corporation

  (b)
  Financial Statement Schedules

        None.

Item 22. Undertakings.

        The undersigned Registrants hereby undertake:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

  (i)
  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

  (iii)
  To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

  (2)
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned Registrants hereby undertake that:

  (1)
  Prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), we undertake that such reoffering prospectus will contain the information called for by the applicable registration form with respect to the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (2)
  Every prospectus: (i) that is filed pursuant to the immediately preceding paragraph or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned Registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

        The undersigned Registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Securities being registered, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by then is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, NewPage Holding Corporation has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dayton, State of Ohio, on the 31st day of October, 2005.

NEWPAGE HOLDING CORPORATION
By:	/s/ PETER H. VOGEL
Name: Peter H. Vogel Title: President and Chief Executive Officer

Date: October 31, 2005

        KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Peter Vogel and Matthew Jesch (with full power to act alone) as the true and lawful attorney-in-fact and agent for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in, and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ PETER H. VOGEL Peter H. Vogel	President, Chief Executive Officer and Director (principal executive officer)	October 31, 2005
/s/ MATTHEW L. JESCH Matthew L. Jesch	Secretary, Vice President and Chief Financial Officer (principal financial officer)	October 31, 2005
/s/ JOHN E. KURILA John E. Kurila	Controller (principal accounting officer)	October 31, 2005
/s/ MARK A. SUWYN Mark A. Suwyn	Director	October 31, 2005
/s/ JOHN SHERIDAN John Sheridan	Director	October 31, 2005

/s/ ROBERT S. SILBERMAN Robert S. Silberman	Director	October 31, 2005
/s/ JEROME F. TATAR Jerome F. Tatar	Director	October 31, 2005
/s/ LENARD B. TESSLER Lenard B. Tessler	Director	October 31, 2005
/s/ MICHAEL S. WILLIAMS Michael S. Williams	Director	October 31, 2005
/s/ ALEXANDER M. WOLF Alexander M. Wolf	Director	October 31, 2005
/s/ STEVEN E. WYNNE Steven E. Wynne	Director	October 31, 2005

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SUBJECT TO COMPLETION, DATED OCTOBER 31, 2005
TABLE OF CONTENTS
INFORMATION ABOUT THE TRANSACTION
MARKET SHARE, RANKING AND OTHER DATA
FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
Our Company
Our Industry
Business Strategy
Business Strengths
The Acquisition and Related Transactions
Our Equity Sponsor
Our Corporate Information
THE EXCHANGE OFFER
SUMMARY TERMS OF NEW NOTES
Summary Historical and Pro Forma Combined Financial Data
RISK FACTORS
THE TRANSACTIONS
USE OF PROCEEDS
CAPITALIZATION
UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004
NOTES TO UNAUDITED COMBINED STATEMENT OF OPERATIONS (dollars in thousands)
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2005
NOTES TO UNAUDITED COMBINED STATEMENT OF OPERATIONS (dollars in thousands)
SELECTED FINANCIAL INFORMATION AND OTHER DATA
RATIO OF EARNINGS TO FIXED CHARGES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
Results of Operations
Liquidity and Capital Resources
Qualitative And Quantitative Disclosure About Market Risk
Critical Accounting Policies
Recently Issued Accounting Pronouncements
Restatement
THE EXCHANGE OFFER
INDUSTRY OVERVIEW
BUSINESS
Business Strategy
Business Strengths
Products
Manufacturing
Raw Materials and Suppliers
Customers
Sales, Marketing and Distribution
Competition
Information Technology Systems and Intellectual Property
Employees
Environmental and Other Governmental Regulations
Properties and Facilities
Legal Proceedings
MANAGEMENT
Summary Compensation Table
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF CERTAIN INDEBTEDNESS
DESCRIPTION OF THE NEW NOTES
CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS
General
U.S. Holders
Non-U.S. Holders
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
NEWPAGE HOLDING CORPORATION INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
PRINTING AND WRITING PAPERS BUSINESS (A BUSINESS OF MEADWESTVACO CORPORATION) COMBINED STATEMENTS OF OPERATIONS
PRINTING AND WRITING PAPERS BUSINESS (A BUSINESS OF MEADWESTVACO CORPORATION) COMBINED BALANCE SHEETS
PRINTING AND WRITING PAPERS BUSINESS (A BUSINESS OF MEADWESTVACO CORPORATION) STATEMENTS OF CHANGES IN COMBINED EQUITY
PRINTING AND WRITING PAPERS BUSINESS (A BUSINESS OF MEADWESTVACO CORPORATION) COMBINED STATEMENTS OF CASH FLOWS
PRINTING AND WRITING PAPERS BUSINESS (A BUSINESS OF MEADWESTVACO CORPORATION) NOTES TO COMBINED FINANCIAL STATEMENTS (dollars in thousands)
PRINTING AND WRITING PAPERS BUSINESS (A BUSINESS OF MEADWESTVACO CORPORATION) COMBINED STATEMENTS OF OPERATIONS (Unaudited)
PRINTING AND WRITING PAPERS BUSINESS (A BUSINESS OF MEADWESTVACO CORPORATION) STATEMENT OF CHANGES IN COMBINED EQUITY (Unaudited)
PRINTING AND WRITING PAPERS BUSINESS (A BUSINESS OF MEADWESTVACO CORPORATION) COMBINED STATEMENTS OF CASH FLOWS (Unaudited)
PRINTING AND WRITING PAPERS BUSINESS (A BUSINESS OF MEADWESTVACO CORPORATION) NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS (dollars in thousands)
NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF OPERATIONS (Unaudited)
NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited)
NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY TWO MONTHS ENDED JUNE 30, 2005 (Unaudited) (In thousands)
NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (In thousands)
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES